Form 20-F
period 2022-12-31
Pagaya Technologies Ltd.
filed 2023-04-20
CIK 1883085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-41430

Pagaya Technologies Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Gal Krubiner
Chief Executive Officer
Telephone: +972 (3) 715 0920
Email: IR@pagaya.com
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, no par value	PGY	The NASDAQ Stock Market LLC
Warrants to purchase Class A Ordinary Shares	PGYWW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, the registrant had 508,377,200 Class A ordinary shares, no par value, outstanding and 174,934,392 Class B ordinary shares, no par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒	Non-accelerated filer	☒	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

i

INTRODUCTION

In this annual report (this “Annual Report”), references to “we,” “us,” “our,” “our business,” “the Company,” “Pagaya” and similar references refer to Pagaya Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.
This Annual Report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Additionally, this Annual Report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D.—Risk Factors” in this Annual Report.

SELECTED DEFINITIONS

“2016 Plan” refers to the 2016 Equity Incentive Plan of Pagaya and Stock Option Sub-Plan for United States Persons thereunder.

“2021 Plan” refers to the 2021 Equity Incentive Plan of Pagaya and the Stock Option Sub-Plan for United States Persons thereunder.

“2021 Credit Facility” refers to a Credit Agreement, dated as of December 23, 2021, by and among Pagaya Technologies Ltd., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended.

“2022 Plan” refers to the 2022 Equity Incentive Plan of Pagaya and the Sub-Plan for Israeli Participants thereunder.

“ABS” refers to asset-backed securitizations.

“Adjusted EBITDA” means net income (loss) attributable to Pagaya Shareholders, excluding share-based compensation expense, change in fair value of warrant liability, non-recurring expenses associated with the EJFA Merger, interest expense, depreciation expense, and provision for income taxes.

“Adjusted Net Income (Loss)” means net income (loss) attributable to Pagaya Shareholders, excluding share-based compensation expense, change in fair value of warrant liability, impairment charges and non-recurring expenses associated with the EJFA Merger.

“B. Riley Principal Capital II” refers to B. Riley Principal Capital II, LLC.

“Capital Restructuring” refers to, collectively, the Reclassification, the Preferred Share Conversion and the Stock Split as part of the EJFA Merger.

“CFPB” refers to the Consumer Financial Protection Bureau.

“Class A Ordinary Shares” refers to the Class A ordinary shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights of one vote per share of Pagaya.

“Class B Ordinary Shares” refers to the Class B ordinary Shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights in the form of 10 votes per share of Pagaya.

“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

“Companies Law” refers to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder.

“Continental” refers to Continental Stock Transfer & Trust Company, the transfer agent, warrant agent and trustee of Pagaya.

“Credit Agreement” refers to that certain Senior Secured Revolving Credit Agreement, dated as of September 2, 2022, by and among Pagaya, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank, as administrative agent and collateral agent. The Credit Agreement is incorporated herein by reference to Exhibit 4.6 of this Annual Report.

“Darwin” refers to Darwin Homes, Inc., a Delaware corporation.

“EEA” refers to the European Economic Area.

“Effective Time” refers to the effective time of the EJFA Merger.

“EJF Investor” refers to EJF Debt Opportunities Master Fund, LP, a Delaware limited liability company, an affiliate of EJFA.

“EJF Subscription Agreement” refers to that certain Subscription Agreement, dated as of September 15, 2021, by and between Pagaya and the EJF Investor, providing for the purchase by the EJF Investor at the EJFA Closing of up to 20 million Class A Ordinary Shares at a price per share of $10.00, for an aggregate purchase price of up to $200 million.

“EJFA” refers to EJF Acquisition Corp., a Cayman Islands exempted company.

“EJFA Class A Ordinary Shares” refers to the class A ordinary shares, par value $0.0001 per share, of EJFA.

“EJFA Class B Ordinary Shares” refers to the class B ordinary shares, par value $0.0001 per share, of EJFA.

“EJFA Closing” refers to the consummation of the EJFA Merger.

“EJFA Closing Date” refers to June 22, 2022.

“EJFA IPO” refers to the initial public offering of EJFA, which closed on March 1, 2021.

“EJFA Merger” refers to the merger of EJFA Merger Sub with and into EJFA, as contemplated by the EJFA Merger Agreement.

“EJFA Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of September 15, 2021, by and among EJFA, Pagaya and Merger Sub.

“EJFA Merger Sub” refers to Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya.

“EJFA Merger Sponsor” refers to Wilson Boulevard LLC, a Delaware limited liability company.

“EJFA Private Placement Warrants” refers to the 5,166,667 private placement warrants of EJFA entitling the holder to purchase one EJFA Class A Ordinary Share per warrant.

“EJFA Public Warrants” refers to the 9,583,333 public warrants of EJFA entitling the holder to purchase one EJFA Class A Ordinary Share per warrant.

“EJFA Warrants” refers to the EJFA Private Placement Warrants and the EJFA Public Warrants.

“Equity Financing Purchase Agreement” refers to the Ordinary Shares Purchase Agreement, dated as of August 17, 2022, by and between Pagaya and B. Riley Principal Capital II.

“Equity Financing Registration Rights Agreement” refers to the Registration Rights Agreement, dated as of August 17, 2022, by and between Pagaya and B. Riley Principal Capital II.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“FDIC” refers to the Federal Deposit Insurance Corporation.

“Financing Vehicles” refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.

“Founders” refers to the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust).

“FRB” refers to the U.S. Federal Reserve Board.

“Investment Advisers Act” refers to the U.S. Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Investment Company Act” refers to the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“Israeli Securities Law” refers to the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder.

“ITA” refers to the Israel Tax Authority.

“ITO” refers to the Israeli Income Tax Ordinance [New Version], 5721-1961, and the regulations, rules and orders promulgated thereunder, as amended.

“Nasdaq” refers to The NASDAQ Stock Market LLC.

“Network Capital” refers to the total capital currently invested in assets originated by Partners with the assistance of our AI technology and network and acquired by a Financing Vehicle plus capital committed by asset investors that is available for a Financing Vehicle to acquire new assets.

“Network Volume” refers to the gross dollar amount of assets that are originated by Partners with the assistance of Pagaya’s AI technology and are acquired by Financing Vehicles.

“OCC” refers to the Office of the Comptroller of the Currency.

“Pagaya” refers to Pagaya Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity, a company organized under the laws of the State of Israel.

“Pagaya Articles” refers to the Articles of Association of Pagaya, dated as of June 22, 2022.

“Pagaya Board” refers to the board of directors of Pagaya.

“Pagaya Class A-1 Preferred Shares” refers to the Class A-1 Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Class A Preferred Shares” refers to the Class A Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Class B Preferred Shares” refers to the Class B Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Class C Preferred Shares” refers to the Class C Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Class D Preferred Shares” refers to the Class D Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Class E Preferred Shares” refers to the Class E Preferred Shares, nominal value NIS 0.01 each, of Pagaya, prior to the Capital Restructuring.

“Pagaya Option” refers to each outstanding and unexercised option to purchase Pagaya Ordinary Shares issued pursuant to the Pagaya Share Plans, whether or not then vested or fully exercisable.

“Pagaya Ordinary Shares” refers to the ordinary shares, NIS 0.01 each, of Pagaya, prior to the Capital Restructuring, provided, however, that after the Preferred Share Conversion and Reclassification, every reference to Pagaya Ordinary Shares shall be to the Class A Ordinary Shares and Class B Ordinary Shares, collectively.

“Pagaya Preferred Shares” refers to the Pagaya Class A Preferred Shares, Pagaya Class A-1 Preferred Shares, Pagaya Class B Preferred Shares, Pagaya Class C Preferred Shares, Pagaya Class D Preferred Shares and Pagaya Class E Preferred Shares, prior to the Capital Restructuring.

“Pagaya Legacy Share Plans” refers to the 2016 Plan and the 2021 Plan, collectively.

“Pagaya Shareholders” refers, prior to the EJFA Merger, to the shareholders of Pagaya and, now, to the current shareholders of Pagaya.

“Pagaya Voting Agreement” refers to that certain Company Voting Agreement, dated as of September 15, 2021, by and among EJFA and certain of the Pagaya Shareholders.

“Pagaya Warrant” refers to to a warrant exercisable for Pagaya Class A Ordinary Share.

“Partners” refers to financial institutions including, among others, banks, peer-to-peer lending networks, online marketplaces, non-bank finance companies, fintechs, financing intermediaries, consumer product companies, brokers, agents and credit unions that have entered into arrangements to utilize Pagaya’s AI technology and network to assist them in creating and originating credit and other assets that may be acquired by a Financing Vehicle.

“PFIC” refers to a passive foreign investment company.

“PIPE Investment” refers to the investment by the EJF Investor and by those certain other PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” refers to the EJF Investor and those certain other investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Preferred Majority” refers to the holders of a majority of the Pagaya Preferred Shares outstanding at a given time prior to the Capital Restructuring, voting together as a single class on an as-converted basis.

“Preferred Share Conversion” refers to the conversion of the outstanding Pagaya Preferred Shares into Pagaya Ordinary Shares in accordance with the EJFA Merger Agreement.

“private placement warrants” refers to the outstanding and unexercised warrants to purchase Class A Ordinary Shares issued by private placement, including those issued and exchanged for the EJFA Private Placement Warrants in connection with the EJFA Merger.

“public warrants” refers to the outstanding and unexercised warrants to purchase Class A Ordinary Shares issued to holders of EJFA Public Warrants in connection with the EJFA Merger.

“Reclassification” refers to the reclassification of each Pagaya Ordinary Share that was outstanding immediately following the Preferred Share Conversion (and for the avoidance of doubt, any warrant, right or other security convertible into or exchangeable or exercisable therefor, including each Pagaya Ordinary Share underlying any Pagaya Option), into one Class A Ordinary Share or one Class B Ordinary Share, as applicable, as set forth in the EJFA Merger Agreement.

“Registration Rights Agreement” refers to the Amended and Restated Registration Rights Agreement entered into at EJFA Closing, by and among Pagaya, EJFA, the Sponsor and certain equity holders of Pagaya named therein, replacing EJFA’s and Pagaya’s existing registration rights agreements.

“Revolving Credit Facility” refers to the 3-year senior secured revolving credit facility provided for by the Credit Agreement.

“Rule 10b5-1 Plan” refers to an individual share trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in which the individual will contract with a broker to buy or sell shares on a periodic basis.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

“SFR” refers to single-family rental properties and/or business.

“SFR Partners” refers to both the Company’s Financing Vehicles that serve as SFR property owners and any other property owners that the Company and its subsidiaries, specifically Darwin, partners with for property management and other SFR-related operations.

“Stock Split” refers to the stock split of the Pagaya Ordinary Shares into a number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share will have a value of $10.00 per share immediately following the Capital Restructuring on the basis of the Company Value (as defined in the EJFA Merger Agreement) set out in the EJFA Merger Agreement.

“Subscription Agreements” refers to the EJF Subscription Agreement and the other subscription agreements entered into by the PIPE Investors, the form of which is incorporated herein by reference to Exhibit 10.8 of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022.

“Treasury Regulations” refers to the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
v

“United States” or “U.S.” refers to the United States of America, including the states, the District of Columbia and its territories and possessions.

“U.S. Dollars” or “$” refers to U.S. dollars.

“U.S. GAAP” refers to the U.S. generally accepted accounting principles.

“U.S. Holder” refers to any beneficial owner of Pagaya securities, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

“VWAP” refers to, on any trading day on or after the EJFA Closing Date, the volume weighted-average of the trading prices of the Class A Ordinary Shares trading during such day on the principal securities exchange or securities market on which Class A Ordinary Shares are then traded or quoted for purchase and sale (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by Pagaya), except if there occurs any change in the outstanding Class A Ordinary Shares as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend, the VWAP shall be equitably adjusted to reflect such change.

“Warrants” refers to the public warrants and the private placement warrants, collectively.

“Warrant Agreement” refers to the Amended and Restated Warrant Agreement, entered into immediately prior to the Effective Time, by and among EJFA, Pagaya and Continental, as transfer agent.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations.

Pagaya desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those implied in those statements. Important factors that could cause such differences include, but are not limited to:

•the ability to implement business plans and other expectations;

•the impact of the continuation of or changes in the short-term and long-term interest rate environment;

•difficult market or political conditions in which we compete;

•the availability and cost of capital for our network;

•our ability to develop and maintain a diverse and robust funding network;

•our uncertain future prospects and rate of growth due to our relatively limited operating history;

•the performance of our AI technology to meet return expectations of asset investors in Financing Vehicles;

•our ability to improve, operate and implement our AI technology, including as we expand into new asset classes;

•competition in attracting and onboarding new Partners and raising capital from asset investors through Financing Vehicles given the current limited number of Partners that account for a substantial portion of the total number of the financial products facilitated with the assistance of our AI technology;

•anticipated benefits and savings from our recently announced reduction in workforce;

•potential difficulties in retaining our current management team and other key employees and independent contractors, including highly-skilled technical experts;

•our estimates of our future financial performance;

•changes in the political, legal and regulatory framework for AI technology, machine learning; financial institutions and consumer protection;

•the impact of health epidemics, including the ongoing COVID-19 pandemic;

•our ability to realize the potential benefits of past or future acquisitions;

•conditions related to our operations in Israel;

•risks related to data, security and privacy;

•changes to accounting principles and guidelines;

•our ability to develop and maintain effective internal controls;

•potential litigation or conflicts relating to the Company’s merger with EJF Acquisition Corporation;

•the ability to maintain the listing of our securities on Nasdaq;

•the price of our securities has been and may continue to be volatile;

•unexpected costs or expenses;

•future issuances, sales or resales of our Class A Ordinary Shares;

•an active public trading market for our Class A Ordinary Shares may not be sustained; and

•the other matters described in “Item 3.D.—Risk Factors.”

We caution you not to rely on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs except to the extent required by law. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements except to the extent required by law. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Annual Report, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3.D.—Risk Factors” and “Item 5—Operating and Financial Review and Prospects” of this Annual Report.

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see “Item 3.D.—Risk
Factors”:

•We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.

•Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. In addition, the historical returns attributable to the Financing Vehicles should not be indicative of the future results of the Financing Vehicles and poor performance of the Financing Vehicles could cause a decline in our revenue, income and cash flow.

•If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. In addition, we may from time to time undertake internal corporate reorganizations that may adversely impact our business and results of operations.

•Our recent reduction in workforce, announced on January 18, 2023, may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business

•Our business and the performance of Financing Vehicles may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, rising inflation, instability in the banking system, supply chain disruptions, labor shortages, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the ongoing Russia-Ukraine conflict), terrorism, catastrophes, and pandemics, including the COVID-19.

•Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

•Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor,bank or other third party service provider that presents concentration risks to us or our Partners.

•We are heavily dependent on our AI technology. If we are unable to continue to improve our AI technology or if our AI technology does not operate as we expect, contains errors or is otherwise ineffective, we could improperly evaluate products, not be able to process the volume we have historically, and our growth prospects, business, financial condition and results of operations could be adversely affected.

•We rely on our Partners to originate assets facilitated with the assistance of our AI technology. Currently, a limited number of Partners account for a substantial portion of the total number of financial products facilitated with the assistance of our AI technology and, ultimately, our revenue. If these Partners were to cease or limit operations with us, our business, financial condition and results of operations could be adversely affected.

•If we are unable to both retain existing Partners and attract and onboard new Partners, our business, financial condition and results of operations could be adversely affected.

•Our ability to raise capital from asset investors is a vital component of the products we offer to Partners. If we are unable to raise capital from asset investors at competitive rates, it would materially reduce our revenue and cash flow and adversely affect our financial condition.

•The fees paid to us by Financing Vehicles comprise a key portion of our revenues, and a reduction in these revenues could have an adverse effect on our results of operations. If we are unable to raise new and successor Financing Vehicles, the growth of the assets of such Financing Vehicles and related fees generated, our ability to deploy capital into investments and the potential for increasing our performance income would slow or decrease, all of which would materially reduce our revenues and cash flows and adversely affect our financial condition.

•If we are unable to develop and maintain a diverse and robust funding component of our network, our growth prospects, business, financial condition and results of operations could be adversely affected. In addition, certain Financing Vehicles have redemption features and a substantial withdrawal of capital by one or more asset investors may have an adverse effect on the Financing Vehicles’ performance.

•Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we enter into these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected.

•The industry in which we operate is highly competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues.

•A significant portion of our current revenues are derived from Financing Vehicles that acquire consumer credit assets and related financial products, and as a result, we are particularly susceptible to fluctuations in consumer credit activity and the capital markets.

•Our reputation and brand are important to our success. If we are unable to continue developing our reputation and brand, or if our brand or reputation is compromised, our ability to retain existing and attract new Partners and asset investors and our ability to maintain and improve our relationship with regulators of our industry could be adversely affected. As a result, our business, financial condition and results of operations may suffer.

•If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition, and results of operations could be adversely affected and we could face material legal, regulatory and financial exposure (including fines and other penalties).

•We are subject to risks related to our dependency on our Founders, key personnel, employees and independent contractors, including highly-skilled technical experts, as well as attracting, retaining and developing human capital in a highly competitive market.

•We may need to raise additional funds in the future that may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business.

•Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure.

•We actively evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We may not be able to realize the potential benefits of any such future business investments or acquisitions, and we may not be able to successfully integrate acquisition targets, which could hurt our ability to grow our business.

•Regulators may assert, and courts may conclude, that certain uses of AI technology leads to unintentional bias or discrimination.

•We may be unable to sufficiently, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights.

•Our proprietary AI technology relies in part on the use of our Partners’ borrower data and third-party data, and if we lose the ability to use such data, or if such data contains gaps or inaccuracies, our business could be adversely affected.

•Cyberattacks and security breaches of our technology, or those impacting our users or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

•We may fail to successfully integrate Darwin into our existing operations and /or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

•If we fail to continuously innovate, improve and expand the technology we use in our SFR operations, namely our AI platform and Darwin’s property management platform, our business, financial condition and results of operations could be negatively impacted.

•The success of our SFR operations depends on general economic conditions, the health of the U.S. real estate industry generally, and risks generally incident to the ownership and leasing of single-family residential real estate, and our SFR operations may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends, and volatility in the single-family residential real estate lease market.

•We are subject to payment-related and leasing fraud from tenants and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions.

•Vacant properties could be difficult to lease, which could adversely affect our SFR operations.

•Compliance with governmental laws, regulations, and covenants that are applicable to our SFR Partners’ properties or that may be passed in the future, including affordability covenants, permit, license, and zoning requirements, may adversely affect our ability to manage customer properties and could adversely affect our growth strategy.

•The dual class structure of Pagaya Ordinary Shares has the effect of concentrating voting power with certain shareholders—in particular, our Founders—which will effectively eliminate your ability to influence the outcome of many important determinations and transactions, including a change in control.

•Litigation, regulatory actions, consumer complaints and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses. If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, and our ability to conduct business could be materially adversely affected.

•If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, or monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply.

•As the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.

•If obligations by one or more Partners that utilize our network were subject to successful challenge that the Partner was not the “true lender,” such obligations may be unenforceable, subject to rescission or otherwise impaired, we or other program participants may be subject to penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business, financial condition and results of operations.

•If assets originated by our Partners were found to violate the laws of one or more states, whether at origination or after sale by our Partners, assets acquired, directly or indirectly, by Financing Vehicles may be unenforceable or otherwise impaired, we (or Financing Vehicles) may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations.

•The CFPB has at times taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new government agency could adversely affect our business, financial condition and results of operations.

•We may be subject to regulatory risks related to our operation in Israel.

x

•Uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.

•Conditions in Israel and relations between Israel and other countries could adversely affect our business.

•Our management team has limited experience managing a public company.

•The price of the Class A Ordinary Shares and the price of the public warrants have been and may continue to be volatile.

•We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans. Any such issuances would dilute the interest of our shareholders and likely present other risks.

•An active public trading market for our Class A Ordinary Shares may not develop or be sustained to provide adequate liquidity.

•There can be no assurances that we will not be a passive foreign investment company (a “PFIC”) for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

•We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.[Reserved]

Not applicable.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

In addition to the other information contained in this Annual Report, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in this Annual Report before investing in our securities. Certain factors may have a material adverse effect on our business, financial conditions and results of operations. The risks and uncertainties described below disclose both material and other risks and uncertainties, and are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses. If any of these risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of our Class A Ordinary Shares could decline, and you could lose part or all of your investment.

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Pagaya.

Risks Related to the Operations of Our Business

We have incurred U.S. GAAP net losses, and we may not be able to achieve profitability in the future.

For the year ended December 31, 2022 and 2021, we incurred U.S. generally accepted accounting principles (“U.S. GAAP”) net losses of $302.3 million and $91.2 million, respectively. We intend to continue to develop and improve our proprietary AI technology, attract and develop business relationships with new and existing partners, expand the types of financial product offerings supported by our AI technology, and otherwise continue to grow our business, and our revenue growth and cost savings may not keep pace with our continued investments. We expect to incur losses in the future for a number of reasons, including, but not limited to, the other risks described in this section. Any failure to increase our revenue sufficiently to keep pace with our investments could prevent us from being profitable. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.

We were founded in 2016 and have experienced rapid growth in recent years in the markets we serve and we plan to continue to expand in existing and new markets. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face.

These risks and difficulties include our ability to:
•maintain cost-effective access to capital and a diversified asset funding strategy;
•improve the effectiveness, predictiveness and performance of our AI technology;
•successfully adjust our proprietary AI technology, products and services in a timely manner in response to changing macroeconomic conditions, including consumer credit performance, fluctuations in the credit markets, the recent increase in interest rates and the wind-down of stimulus programs;
•maintain and increase the volume of financial products facilitated with the assistance of our AI technology;
•enter into new and maintain existing relationships with Partners;
•expand the use and applicability of our AI technology;
•successfully build our brand and protect our reputation from negative publicity;
•successfully compete with companies that are currently in, or may in the future enter, the business of providing technological services to enhance the access to credit for customers and funding services;
•enter into new markets and introduce new products and services;
•comply with and successfully adapt to complex and evolving legal and regulatory environments in our existing markets and ones we may enter in the future;
•effectively secure and maintain the confidentiality of the information received, accessed, stored, provided and used across our systems;
•successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;
•successfully manage rollover risk, and contractual and contingent liquidity outflow risks related to our financing facilities
•attract, integrate and retain qualified employees and independent contractors; and
•effectively manage, scale and expand the capabilities of our teams, outsourcing relationships, third-party service providers, operating infrastructure and other business operations.

If we are not able to timely and effectively address these risks and difficulties as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations may be harmed.

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. In addition, the historical returns attributable to the Financing Vehicles should not be indicative of the future results of the Financing Vehicles and poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income and cash flow.

We have grown rapidly over the last several years, and our recent revenue growth rate and financial performance may not be indicative of our future performance. Our revenue and other income was $748.9 million and $474.6 million for the years ended December 31, 2022 and December 31, 2021, respectively, representing a 58% growth rate. For the years ended December 31, 2022 and December 31, 2021, we generated net loss attributable to shareholders of $302.3 million and $91.2 million, respectively, and Adjusted EBITDA of negative $4.8 million and $46.0 million, respectively. The Adjusted EBITDA decrease for the year ended December 31, 2022 as compared to the prior year period reflects the impact of (i) costs related to hiring to support our future growth initiatives, including expanding our research and development team and significantly expanding our senior team to take advantage of incremental Partner opportunities, and (ii) recent changes in macroeconomic conditions, including rising interest rates and the increased cost of capital. We intend to continue to make investments to support our business growth and those investments along with the potential for higher interest rates and cost of capital could negatively impact our net income (loss) attributable to shareholders and Adjusted EBITDA.

Our revenue for any previous quarterly or annual period may not be a reliable indicator of our revenue or revenue growth in future periods. As our business has grown, our revenue growth rates have slowed and may continue to slow, and or our revenue may decline, in future periods for a number of reasons, which may include slowing demand for our AI technology offerings, products and services, increasing competition, a decrease in our ability to access capital or the growth of our network, increasing regulatory costs and challenges, adverse changes in the macroeconomic environment and consumers’ ability to service their debt and our failure to capitalize on growth opportunities. Further, we believe our growth over the last several years has been driven in large part by the expansion across similar consumer credit assets, which will slow as we enter all consumer credit markets. The recent increase in interest rates may impact flow of, availability of, and pricing of funding, and may impact investor demand for risk assets such as consumer credit which could constrain our ability to raise new funding for loan originations and have a negative impact on our results of operations. In addition, we believe this growth has been driven in part by the transformative shift by consumers to e-commerce and the acceptance of online networks and digital solutions for the use of and access to financial products that we expect may slow down over time, and as a result, our financial performance may be adversely affected.

We have established Financing Vehicles, certain of which have a limited track record, which may make our business difficult to evaluate. The historical and potential future returns of the Financing Vehicles are not directly linked to returns on Pagaya Ordinary Shares. Therefore, any positive performance of the Financing Vehicles will not necessarily result in positive returns on an investment in Pagaya Ordinary Shares. However, poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income/loss and cash flow from such Financing Vehicles, and would likely negatively affect our ability to raise additional capital for the same or future Financing Vehicles, and would therefore have a negative effect on our performance and, in all likelihood, the returns on an investment in Pagaya Ordinary Shares. In fact, in December of 2022 one of these Financing Vehicles had its first negative month. Moreover, we could and have already incurred losses related to our risk retention holdings as a result of poor investment performance by the Financing Vehicles. The future rate of return for any current or future Financing Vehicles may vary considerably from the historical rate of return generated by any particular Financing Vehicle, or for the Financing Vehicles as a whole. Poor performance of the Financing Vehicles could make it more difficult for us to raise new capital. Asset investors might decline to invest in future Financing Vehicles we raise, and asset investors in existing Financing Vehicles might withdraw their investments, as a result of poor performance of the Financing Vehicles in which they are invested. Accordingly, poor performance may deter future investment in Financing Vehicles and thereby decrease the capital invested in the Financing Vehicles and, ultimately, our fee revenue, net income/loss and cash flow.

If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. In addition, we may from time to time undertake internal corporate reorganizations that may adversely impact our business and results of operations.

Over the last several years, we have experienced rapid growth in our business and the number of employees and independent contractors, and we expect to continue to experience growth in the future. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources. Our ability to manage our growth effectively, integrate new employees, independent contractors and technologies into our existing business and attract new Partners and maintain relationships with existing Partners will require us to continue to retain, attract, train, motivate and manage employees and independent contractors and expand our operational, technological and financial infrastructure. For example, in January 2023, we underwent a reduction in workforce affecting approximately 20% of our workforce across both the United States and Israel, as compared to our headcount as of December 31, 2022. This reduction in workforce was undertaken in response to rapid growth in recent years to enable us to streamline our operations in the current market environment and achieve our near- to medium-term priorities. From time to time, we rely on temporary independent contractor programs for various aspects of our business. Failure to effectively implement and manage such programs could result in misclassification or other employment-related claims or inquiries by governmental agencies. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, reporting systems and procedures, recruit, train and retain highly skilled personnel, obtain cost-effective funding and maintain Partners’ and their customers’ satisfaction. Any of the foregoing factors could negatively affect our business, ability to obtain cost-effective funding, financial condition, and results of operations.

From time to time, we may undertake internal corporate reorganizations in an effort to simplify our organizational structure, streamline our operations or for other operational reasons. Such internal reorganization involves and may involve, among other things, the combination or dissolution of certain of our existing subsidiaries and the creation of new subsidiaries. These transactions could be disruptive to our business, result in significant expense, require regulatory approvals, and fail to result in the intended or expected benefits, any of which could adversely impact our business and results of operations.

Our recent reduction in workforce, announced on January 18, 2023, may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.

On January 18, 2023, we underwent a reduction in workforce of approximately 20% of employees across our Israel and U.S. offices, as compared to our headcount as of December 31, 2022. We expect that this reduction in workforce will enable us to streamline our operations in the current market environment and achieve our near- to medium-term priorities.

We may incur additional expenses not currently contemplated due to events associated with the reduction in workforce, for example, the reduction in workforce may have a future impact on other areas of our liabilities and obligations, which could result in losses in future periods. We may not realize, in full or in part, the anticipated benefits and savings from this reduction in workforce due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. In addition, we may need to undertake additional workforce reductions or restructuring activities in the future.

Furthermore, our reduction in workforce may be disruptive to our operations. For example, our workforce reduction could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the reduction in workforce seek alternative employment, this could result in unplanned additional expense to ensure adequate resourcing or harm our productivity. Our workforce reduction could also harm our ability to attract and retain qualified management, sales and marketing personnel who are critical to our business. Any failure to attract or retain qualified personnel could adversely affect our business.

Our business and the performance of Financing Vehicles may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, rising inflation, the instability of the banking system, supply chain disruptions, labor shortages, the wind-down of stimulus programs, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the ongoing Russia-Ukraine conflict), terrorism, catastrophes, and pandemics, including the COVID-19.

Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of federal debt, may negatively impact the economic environment and adversely impact our results of operations.

The U.S. federal government has established a limit on the level of federal debt that the U.S. federal government can have outstanding, often referred to as the debt ceiling. The U.S. Congress has authority to raise or suspend the debt ceiling and to approve the funding of U.S. federal government operations within the debt ceiling, and has done both frequently in the past, often on a relatively short-term basis. On January 19, 2023, the U.S. reached its borrowing limit and currently faces risk of defaulting on its debt. Generally, if effective legislation to manage the level of federal debt is not enacted and the debt ceiling is reached in any given year, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. It is anticipated that the U.S. federal government will be able to fund its operations through approximately mid-2023. However, contention among policymakers, among other factors, may hinder the enactment of policies to further increase the borrowing limit or address its debt balance timely. A failure by the U.S. Congress to raise the debt limit would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the U.S. federal government’s credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations, our Partners or their respective customers, or our asset investors, could be affected, which may adversely impact our financial condition and results of operations. These risks may also impact our overall liquidity, our borrowing costs, or the market price of our ordinary shares.

Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for us, our Partners and their respective customers, and our asset investors. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success by affecting our access to capital. Challenges our Partners may face with low demand for their financial products or willingness or capacity of their customers to make payment on obligations, or the returns on other assets, may affect the success of the Financing Vehicles. For example, the personal loans acquired from our Partners are, for the most part, unsecured, and our Partners’ customers may not prioritize repayment of those loans in an economic downcycle. These factors include interest rates, rising inflation, supply chain disruptions, labor shortages, weakening exchange rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the recent Russia-Ukraine conflict), terrorism, catastrophes and pandemics. We face a heightened level of interest rate risk as the U.S. Federal Reserve Board (the “FRB”) has tapered its quantitative easing program and continues to increase interest rates.

In response to the economic impacts and disruptions associated with COVID-19, governments around the world, including in the United States, provided significant fiscal and monetary stimuli, which have had the effect, among other things, of supporting overall levels of employment, consumer spending and savings levels, and the ability of consumers to service their debt. The continued wind-down of these stimulus programs may adversely affect economic conditions and consumer credit performance, which may reduce the demand for and pricing of consumer credit assets and negatively impact our growth, revenues and profitability.

In addition, the United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States has ranged from approximately 9.1% for June 2022 to 6.5% in December of 2022. Rising inflation may adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new volume origination. In addition, rising inflation may create an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce cash flow and operating income. Although we have not experienced material impacts to our business performance from inflationary pressure, our business may be materially impacted in the future.

Furthermore, beginning in March 2022, and continuing in 2023, the U.S. Federal Reserve Board announced several increases in the federal funds rate, primarily due to inflation and a strong labor market. This recent increase in interest rates has led to a tighter market for credit and we have and may further experience reduced access to capital and our revenue could be negatively impacted. Increased interest rates could unfavorably impact demand for all refinancing loan activities and reduce demand across personal loans and home loans, including, but not limited to, any variable-rate loan products, as well as adversely impact the spending levels of borrowers and their ability and willingness to borrow money. The growth of the personal lending market has benefited from historically low interest rates and as interest rates increase the growth of this market and our growth could be negatively impacted. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business. Any impact to investor returns may lead to an adverse impact on our earnings. As the risk-free rate of return increases, investor demand for risk assets such as consumer credit may be impacted, which may constrain our ability to raise new funding for loan originations and have a negative impact on our results of operations. While we continue to raise new funding, the cost of capital has increased due to the higher interest rate environment. In addition, major medical expenses, divorce, death or other issues that affect borrowers could affect a borrower’s willingness or ability to make payments on their loans. If borrowers default on loans, the cost to service these loans may also increase without a corresponding increase in fees and the value of the loans held by our funds and financing vehicles could decline. Higher default rates by these borrowers may lead to lower demand by Partners, which would adversely affect our business, financial condition and results of operations. Any sustained decline in demand for investment in loans (including through our funds or financing vehicles) or any increase in delinquencies, defaults or foreclosures that result from economic downturns, may adversely affect our business, financial condition and results of operations.

If there is an economic downturn that affects our current and prospective Partners and their customers, asset investors or the performance of the Financing Vehicles, or if we are unable to address and mitigate the risks associated with any of the foregoing, our business, financial condition and results of operations could be adversely affected. Additionally, our AI technology has not been extensively tested during economic downturns. For more information, see “—Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate and credit cards, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we enter into these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected.”

Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity. Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

The failure of Silicon Valley Bank (“SVB”) as well as the recent turmoil in the banking industry may negatively impact our business, results of operations or financial condition. On March 10, 2023, the California Department of Financial Protection and Innovation closed SVB and appointed Federal Deposit Insurance Corporation (the “FDIC”) receiver. On March 12, 2023, the New York State Department of Financial Services announced that Signature Bank was closed and the FDIC was appointed as receiver. Additionally, on March 12, 2023, the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception.

The fallout from these events across the global economy, and how it will impact other financial institutions, continues to unfold as of the date of this report. With regard to SVB, our banking relationship as of March 10, 2023 was limited to an operating account with a balance of approximately $15.0 million, the Company’s Revolving Credit Facility and the Company’s Receivables Facility. These did not represent material exposure–however, we have prioritized the mitigation of any potential risk related to SVB. First, we were successfully able to withdraw the funds from the operating account and deposit them in accounts at other banks where we hold our primary banking relationships. And second, with regard to the Revolving Credit Facility, the Company has confirmed it continues to have access to the facility and has ensured the facility is still operational. And third, the Receivables Facility is unaffected.

We cannot, however, predict at this time to what extent our Partners, vendors and/or other third parties with whom we transact could be negatively impacted by these and other macroeconomic or geopolitical events. Therefore, although we have made arrangements to eliminate any direct risk to the Company with regard to SVB, our Partners, vendors and/or other third parties could be negatively impacted which could, in turn, affect our business, results of operations or financial condition.

Furthermore, despite our proactive measures and the measures taken by the United States federal government, there is uncertainty in the markets regarding the stability of regional banks and the safety of deposits in excess of the FDIC insured deposit limits. As of the date of this report, there are similar concerns developing with non-US banks. The ultimate outcome of these events, and whether further regulatory actions will be taken, cannot be predicted, but these events may have a material adverse effect on our liquidity and financial condition if our ability, and the ability of our Partners, vendors, and other third parties, to access funds at their respective financial institutions and our ability to transfer cash, cash equivalents and investments to another large institutional bank are impaired. Further, these events may make equity or debt financing more difficult to obtain, and additional equity or debt financing might not be available on reasonable terms, if at all; difficulties obtaining equity or debt financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor, bank or other third party service provider that presents concentration risks to us or our Partners. Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor, bank or other third party service provider that presents concentration risks to us or our Partners.

We, as well as our Partners, are dependent on a number of third party service providers for our core business and operations, such as our data providers, technology service providers, financial institutions, and other third party service providers. Although our exposure to SVB was not material, and has nevertheless been mitigated, SVB’s recent failure highlights the risk that the failure of other financial institutions, or other third party service providers, could have a material impact on our business, financial condition and results of operations. If a third party on which we or our Partners depends fails to supply the required services, we may not be able to replace those services in a timely manner, on favorable terms, or at all. If we are unable to adequately diversify or otherwise mitigate such concentration risks and such risks come to pass, we could be subject to reduced revenues, increased expenses, or an inability to recover assets which could have a material adverse effect on our financial condition, results of operations, and cash flows.

We are heavily dependent on our AI technology. If we are unable to continue to improve our AI technology or if our AI technology does not operate or perform as we expect, contains errors or is otherwise ineffective, our network may improperly evaluate products, not be able to process the volume we have historically, and our growth prospects, business, financial condition and results of operations could be adversely affected.

Our ability to enable our Partners to increase the number and quality of loans or other assets that they originate with the assistance of our AI technology will depend in large part on our ability to effectively evaluate the creditworthiness and likelihood of default of our Partners’ customers and, based on that evaluation, help our Partners offer competitively-priced loans or other assets as well as obtain higher approval rates. Further, our overall operating efficiency and margins will depend in large part on our AI technology’s ability to effectively evaluate the creditworthiness, likelihood of default and credit asset pricing for our Partners’ customers, which will affect our Partners’ business volume. In the ordinary course, we enter into contractual arrangements with our Partners with customary indemnification provisions (including for violation of law). Such indemnification provisions potentially assume regulatory liability and liability for claims by Partners or third parties if the AI technology contains errors or incorrectly evaluates Partners’ customers. We further assume liability as the investment manager, sponsor and/or administrator for the Financing Vehicles, including if the AI technology contains errors or incorrectly evaluates the Partners’ customers underlying the assets purchased by the Financing Vehicles. Such liability may result in claims by asset investors or regulatory action. For more information, see “—If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, or monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply,” “—Risks Related to Our Legal and Regulatory Environment” and “—Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.”

In addition, we utilize the data gathered from various sources in our automated credit analysis process. The data that we gather is evaluated and curated by our AI technology. The ongoing development, maintenance and operation of our AI technology is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new or existing capabilities incorporating AI. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our AI technology from operating properly. If our AI technology fails to adequately predict the creditworthiness of Partners’ applicants or customers, or to properly place loans or other assets for acquisition by Financing Vehicles due to the design of our models or programming or other errors or failures, other characteristics of our AI or for any other reasons, or any of the other components of the automated credit analysis process fails, our Partners and asset investors may experience higher than forecasted loan and other losses that will in turn negatively impact the performance of the Financing Vehicles that acquire our Partners’ assets. Additionally, errors or inaccuracies in our AI technology could result in exposure to the credit risk of loans or other assets originated by Partners, whether it be exposure for us, Partners or asset investors, which may result in higher than expected losses or lower than desired returns of such loans or other assets.

Any of the foregoing could result in our Partners experiencing sub-optimally priced assets, incorrect approvals or denials of transactions, or higher than expected losses, or could require remediation and/or result in our Partners’ dissatisfaction with us, which in turn could adversely affect our ability to attract new Partners or cause our Partners to terminate their agreements with us and decrease our Partners’ financial product volume, and could also negatively impact the performance of Financing Vehicles, certain asset investors’ willingness to invest in future Financing Vehicles, and our ability to continue to create new Financing Vehicles, our ability to source cost-effective capital in our Financing Vehicles and our business, financial condition and results of operations may be adversely affected.

We rely on our Partners to originate assets facilitated with the assistance of our AI technology. Currently, a limited number of Partners account for a substantial portion of the total number of their financial products facilitated with the assistance of our AI technology and, ultimately, our revenue. If these Partners were to cease or limit operations with us, our business, financial condition and results of operations could be adversely affected.

Currently, a majority of the loans or other assets that are facilitated with the assistance of our AI technology result from transactions with a small number of Partners who operate in the financial technology space. These Partners, taken together, originate a majority of the loans or other assets facilitated with the assistance of our AI technology. The fees we receive when these loans or other assets are acquired from these Partners by Financing Vehicles account for a majority of our revenue.

We have entered into several types of agreements with each of our Partners. Our commercial arrangements with these Partners are generally nonexclusive and are based on the type of asset class. For example, we enter into purchase agreements with our Partners, which provide the Financing Vehicles with the opportunity to acquire assets by the Partner assisted by our AI technology, that have a typical duration of one to three years with the option to extend for additional periods. The Financing Vehicles are not required to acquire specific types or amounts of assets from our Partners under such agreements. In addition, there are servicing agreements with our Partners or third parties covering the assets originated by such Partners that typically last for the life of the asset. As it relates to any specific asset, these servicing agreements require us to continue to use the Partner or their preferred third party that originated the asset for the life of such asset. See ”—A disruption or failure in services provided by third parties could materially and adversely affect our business.” In addition, even during the term of our arrangement, our Partner could choose to reduce the volume of loans or other assets facilitated with the assistance of our AI technology or increase the volume that it chooses to fund and retain on its own balance sheet. We or any of our Partners may terminate our arrangement for various reasons, which may include material breaches and change in control, subject to payment of a termination fee in some cases, and Partners could decide to stop working with us, have disputes with us, ask to modify their commercial or legal terms in a manner disadvantageous to us or enter into exclusive or more favorable relationships with our competitors. In addition, capital and leverage requirements applicable to our Partners that are banks or other financial institutions subject to such requirements could result in decreased demand for our products. Further, our Partners’ respective regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. We are a service provider to Partners, and due to some of our Partners be regulated by federal and/or state regulators, including the Federal Deposit Insurance Corporation (the “FDIC”), we are subject to audit by such Partners in accordance with the relevant guidance related to management of vendors. We are also subject to the examination and enforcement authority of certain of those regulators, including the FDIC under the Bank Service Company Act. If any of our Partners were to stop working with us, suspend, limit or cease their operations or otherwise terminate or modify adversely to us their relationship with us, the number of financial products originated by our Partners with the assistance of our AI technology could decrease, and our revenue and revenue growth rates and our business, financial condition and results of operations could be adversely affected.

If we are unable to both retain existing Partners and attract and onboard new Partners on attractive commercial terms, our business, financial condition and results of operations could be adversely affected.

A majority of our revenue is generated through fees we receive when the loans and other financial products originated by our Partners with the assistance of our AI technology are acquired by Financing Vehicles. Currently, we have a small number of Partners that operate in the financial technology space who originate a majority of these loans and other assets. To continue to expand our market share in existing markets and grow into new markets we will need to attract and onboard new Partners on attractive commercial terms and also maintain and grow those relationships. If we are not successful in retaining existing Partners and attracting and onboarding new Partners, our business, financial condition and results of operations could be adversely affected.

Our ability to raise capital from asset investors is a vital component of the products we offer to Partners. If we are unable to raise capital from asset investors at competitive rates, or at all, it would materially reduce our revenue and cash flow and adversely affect our financial condition.

We have relied upon the securitization market and committed asset-backed facilities to provide a significant portion of the capital needed to purchase Partner assets selected/evaluated using our AI. The ability of the Financing Vehicles to provide funding at competitive rates, or at all, is essential to our business. Our ability to raise capital from asset investors for Financing Vehicles depends on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the equity and bond markets and the asset allocation rules or investment policies to which such asset investors are then subject, could inhibit or restrict the ability of asset investors to make investments in Financing Vehicles or the asset classes in which Financing Vehicles invest.

An inability to access the securitization market, or a significant reduction in liquidity in the secondary market for securitization transactions, or access to the funding market at all could have an adverse impact on the funding component of our product, financial position and results of operations.

Our ability to launch new Financing Vehicles could similarly be hampered if the appeal of those investments in the market were to decline. For example, there is a risk that the single-family residence properties that we have invested in have some undiscovered flaw, or would otherwise require additional expenditures to make them rentable in excess of the expected amount, which could result in greater total renovation costs and a loss of revenue. Further, an investment in a share, unit, membership interest or limited partner interest in a Financing Vehicle is more illiquid, especially when the underlying assets (such as consumer credit assets) are illiquid, and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles or more liquid assets like equities over consumer credit assets. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance.

In connection with launching new Financing Vehicles or making further investments in existing Financing Vehicles, we may negotiate terms for such Financing Vehicles with existing and potential asset investors. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior Financing Vehicles or as compared to Financing Vehicles of our competitors, including requiring to have a greater share in the risk of loss with respect to fees and/or incentive fees, which could have an adverse impact on our revenues. Such terms could also restrict our ability to raise Financing Vehicles with investment objectives or strategies that compete with existing Financing Vehicles, add additional expenses and obligations for us or increase our potential liabilities, all of which could ultimately reduce our revenues. In addition, certain investors, including sovereign wealth funds and public pension funds, have demonstrated an increased preference for alternatives to the traditional financing vehicle structure. Such alternatives may not be as profitable for us as the traditional fund structure, and such a trend could have a material impact on the cost of our operations or profitability if we were to implement these alternative investment structures. In addition, certain investors, including public pension funds, have publicly criticized certain fee and expense structures, including transaction and advisory fees. Although we have no obligation to modify any of our fees with respect to our existing Financing Vehicles, we may experience pressure to do so in new Financing Vehicles.

The fees paid to us by Financing Vehicles comprise a key portion of our revenues, and a reduction in these revenues could have an adverse effect on our results of operations. If we are unable to raise new and successor Financing Vehicles, the growth of the assets of such Financing Vehicles and related fees generated, our ability to deploy capital into investments and the potential for increasing our performance income would slow or decrease, all of which would materially reduce our revenues and cash flows and adversely affect our financial condition.

A key portion of our revenue from Financing Vehicles in any given period is dependent on the size of the assets of such Financing Vehicles in such period and fee rates charged. We may not be successful in producing investment returns and prioritizing services that will allow us to maintain our current fee structure, to maintain or grow the assets of such Financing Vehicles, or to generate performance income. A decline in the size or pace of the growth of assets of Financing Vehicles or applicable fee rates will reduce our revenues. A decline in the size or pace of the growth of the assets of Financing Vehicles or applicable fee rates may result from a range of factors, including:

•Volatile and challenging economic and market conditions, such as global or regional economic downturns or recessions, as well as macroeconomic and policy impacts of political instability and armed conflicts, which could cause asset investors to delay making new commitments to existing or new Financing Vehicles, limit the ability of our existing Financing Vehicles to deploy capital or result in asset investors submitting redemption requests;
•Competition may make fundraising and the deployment of capital more difficult, thereby limiting our ability to grow or maintain the assets of such Financing Vehicles;

•Changes in our strategy or the terms of our network AI fees; and
•Poor performance of one or more of the Financing Vehicles, either relative to market benchmarks or in absolute terms, or compared to our competitors, may cause asset investors to regard the Financing Vehicles less favorably than those of our competitors, thereby adversely affecting our ability to raise more capital for existing Financing Vehicles or new or successor Financing Vehicles, or result in asset investors submitting redemption requests.

If we are unable to develop and maintain diverse and robust funding sources for our network, our growth prospects, business, financial condition and results of operations could be adversely affected. In addition, certain Financing Vehicles have periodic redemption features and a substantial withdrawal of capital by one or more asset investors, or use of such features, may have an adverse effect on the Financing Vehicles’ performance.

Our business depends on sourcing and maintaining diverse and robust funding to enable loans or other assets from our Partners to be acquired by a Financing Vehicle. The number of asset investors in new markets where a long-term track record of performance has not been developed is often very concentrated. Even for more mature markets, although the participating asset investors are often more diverse, only a limited number have committed or guaranteed their participation in existing Financing Vehicles. Were the availability of this funding to decrease, our ability to generate Network Volume and revenue will be adversely affected. Further, we have significant concentration in asset investors. Four of the largest asset investors together contributed approximately 57% of Network Capital during the 12 months ended December 31, 2022, compared to approximately 66% during the 12 months ended December 31, 2021. New capital from asset investors may be unavailable on reasonable terms or at all beyond the current maturity dates of Financing Vehicles.

Further, events of default or breaches of financial, performance or other covenants, or worse than expected performance of certain pools of obligations underpinning Financing Vehicles, could reduce the likelihood of affiliates sponsoring, managing or administering Financing Vehicles that acquire assets from our Partners. The performance of such assets is dependent on a number of factors, including the predictiveness of our AI technology and social and economic conditions. The availability and capacity of certain asset investors to participate in Financing Vehicles that acquire assets from our Partners also depend on many factors that are outside of our control, such as credit market volatility, politics and regulatory reforms. In the event of a sudden or unexpected disruption of asset investors’ participation in Financing Vehicles that acquire assets from our Partners, our network may not be able to maintain the necessary levels of funding to retain current volume of acquisition by Financing Vehicles of loans or other assets originated by our Partners without incurring substantially higher funding costs, which could adversely affect our business, financial condition and results of operations.

A substantial withdrawal of capital by one or more asset investors in any Financing Vehicle with redemption features may have an adverse effect on such Financing Vehicle’s performance. We may find it difficult under such circumstances to adjust the Financing Vehicle’s asset allocation to the reduced amount of assets. Moreover, in order to provide sufficient funds to pay withdrawal amounts, the Financing Vehicles might be required to liquidate positions at an inopportune time or at prices that we believe do not reflect the true value of such investments and that would adversely affect the applicable asset investors, or the adviser may not be able to liquidate such positions at all or it may determine it would be inappropriate to do so. If such withdrawals of capital were to continue over a protracted period of time, these issues may be magnified such that similar assets sold at subsequent withdrawal dates might receive even less favorable liquidation values. Furthermore, if any of our Financing Vehicles decide to make in-kind distributions, satisfy redemptions in-kind whether through a distribution of a Financing Vehicle's assets or the distribution of interests in a vehicle (i.e., a special purpose vehicle) to which all or a portion of a Financing Vehicle's assets or interests have been transferred or by some other means, implement a gate or suspend redemptions, any of such actions may have an adverse reputational impact on our ability retain existing capital and/or raise new capital. Withdrawals of capital through redemption may also make it more difficult for such Financing Vehicles to generate the same level of profits operating on a smaller capital base and may trigger defaults, termination events or restrictive or financial covenants under one or more loans, credit facilities or other financing arrangements.

Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate and credit cards, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we enter into these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected.

We continue to build and refine our AI technology to offer new products and services in new markets, and we expect to continue to expand our offering to other markets. There are substantial risks and uncertainties associated with these efforts. We may invest significant time and resources to develop and market new lines of business and/or products and services and we may not achieve the return on our investment that we expect. Initial timetables for the introduction and development of new lines of business, new asset types or new products or services may not be achieved and price and profitability targets may not prove feasible. Further, we may not be able to develop, commercially market and achieve market acceptance of any new products and services. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of the revenue actually derived from these new products and services. If the profile of consumers using any new products and services is different from that of those currently served by our Partners’ existing financial products, our AI technology may not be able to accurately evaluate the credit risk of such customers, and the affiliates sponsoring, managing or administering Financing Vehicles that are acquiring our Partners’ financial products may in turn experience higher levels of delinquencies or defaults. Failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our reputation and business, and there is always a risk that new products and services will be unprofitable, increase our costs, decrease operating margins or take longer than anticipated to achieve target margins. In addition, any new products or services may raise new and potentially complex regulatory compliance obligations, which would increase our costs and may cause us to change our business in unexpected ways. Further, our development efforts with respect to these initiatives could distract management from current operations and divert capital and other resources from our existing business.

Furthermore, our AI technology may not perform as well in the real estate asset market and non-consumer credit asset markets as it has in the consumer markets. For example, the use of our AI technology to evaluate and facilitate the acquisition, renovation, lease and eventual realization of real estate assets is significantly different than its application toward the evaluation and origination of loans and financial products, due to the special characteristics of the real estate market and the inherent uniqueness of these assets. The purchase price, renovation time and costs, attainable rent and appreciation potential of real estate assets are affected by numerous parameters that are often specific to each asset, and attempting to predict them through AI-based, big-data analytics is prone to error. While we have adapted and calibrated our AI technology to account for such parameters and their irregularity among individual assets, it may not be able to accurately predict the creditworthiness of each such asset and the outcome of its purchase, renovation, lease or future realization. Our strategic acquisition of Darwin Homes, Inc., a Delaware corporation (“Darwin”) in January 2023 is intended to bolster the capabilities of our technology, but we may not be able to effectively integrate or utilize the Darwin technologies to effectively reduce risks related to our real estate investment activities. See “—We may fail to successfully integrate Darwin into our existing operations and /or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.”

In addition, while we believe our AI technology will accurately evaluate risk in the non-consumer credit asset markets, our AI technology has not been extensively tested in these markets. If our AI technology is unable to accurately evaluate risk in these markets, our Partners and Financing Vehicles through which asset investors invest may experience greater than expected losses on such loans or other assets, which would harm our reputation and erode the trust we have built with our Partners and asset investors. Any of these factors could adversely affect our business, financial condition and results of operations.

We may also have difficulty with securing the adequate participation of asset investors for Financing Vehicles investing in any such new financial products and services by our Partners, and if we are unable to do so, our ability to develop and grow these new offerings and services will be impaired. If we are unable to effectively manage the foregoing risks, our growth prospects, business, financial condition and results of operations could be adversely affected. For example, in real estate investments, the yields available from properties depend on the amount of revenue generated and expenses incurred, and yields with credit card assets can be relatively low in the first few years after issuance as a result of factors including delayed interest generation, relatively high upfront losses, and significant acquisition costs (e.g., welcome bonus). If certain properties or assets do not generate sufficient revenues to meet their acquisition and operating expenses, a Financing Vehicle’s cash flow and ability to pay distributions to its asset investors will be adversely affected.

Further, if we do not successfully manage the regulatory, business and market risks associated with our expansion into new markets and new products and effectively execute our growth strategy in these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected. For example, the credit card market is highly complex, competitive and regulated. We continue to build and refine our AI technology to appropriately manage our credit card business, and if our AI technology does not perform as well in the credit card market as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy, our growth prospects, business, financial condition and results of operations could be adversely affected.

In addition, in 2021, Partners in our network began analyzing auto loans with the assistance of our AI technology to assist with their origination process for auto loans and acquisition of such loans by Financing Vehicles. We are continuing to invest in developing AI technology to support the origination of new financial products by our Partners and service offerings, such as credit cards, point-of-sale loans and the acquisition of such financial products by Financing Vehicles. New initiatives are inherently risky, as each involves unproven business strategies, addressing and complying with new regulatory requirements, industry expertise and new financial products and services with which we, and in some cases our Partners, have limited or no prior development or operating experience.

The industry in which we operate is highly competitive, and if we fail to compete effectively, we could experience price reductions, reduced margins or loss of revenues.

We operate in a highly competitive and dynamic industry. Our AI technology faces competition from a variety of players, including those that enable transactions and commerce via digital payments. Our primary competition consists of: other sources of consumer credit, including banks, non-bank lenders and other fintech networks, private equity firms, publicly traded financial technology companies, as well as a variety of technology companies that seek to help financial services providers with the digital transformation of their businesses and various “second-look” financing providers that offer lenders revenue when they approve applications that had otherwise been turned down. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our network. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to more credit products and services and led to the expansion of competition in digital payment options that diminished the need for regular consumer credit such as pay-over-time solutions.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader Partner and investor base, the ability to reach more Partners and asset investors, the ability to cross-sell their financial products and cross-subsidize their offerings through their other business lines, operational efficiencies, more versatile technology networks, broad-based local distribution capabilities and lower-cost funding. In addition, because many of our competitors are large financial institutions that fund themselves through low-cost insured deposits and originate and own the assets they produce, they have certain revenue and funding opportunities unavailable to us. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing Partner and investor bases, substantial financial resources, larger marketing teams and established distribution channels could enter the market.

Increased competition could require us to alter the pricing and terms we offer to our Partners. If we are unable to successfully compete, the demand for our AI technology and products could stagnate or substantially decline, and we could fail to retain or grow the number of Partners using our network, which would reduce the attractiveness of our network to Partners, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.

A significant portion of our current revenues are derived from Financing Vehicles that acquire consumer credit assets and related financial products, and as a result, we are particularly susceptible to fluctuations in consumer credit activity and the capital markets.

Currently, the majority of our Partners’ asset originations facilitated with the assistance of our AI technology are unsecured personal loans and also auto loans in the U.S. market. The market for unsecured personal loans has grown rapidly in recent years, and it is unclear to what extent such a market will continue to grow, if at all. A wide variety of factors could impact the market for unsecured personal loans, including macroeconomic conditions such as rising interest rates, rising inflation and changes in monetary policy, competition, regulatory developments and changes in consumer credit activity. For example, FICO has recently changed its methodology in calculating credit scores in a manner that potentially penalizes borrowers who take out personal loans to pay off or consolidate credit card debt. This change could negatively affect the overall demand for unsecured personal loans. The personal lending market has also benefited from historically low interest rates, as our Partners’ customers are attracted to relatively low borrowing costs.

The market for auto loans is sensitive to employment rates, prevailing interest rates and other domestic economic conditions, and it is unclear how rising interest rates or a recession may impact the growth of this market. Delinquencies, repossessions and losses generally increase during economic slowdowns or recessions. Because of our focus on sub-prime customers, the actual rates of delinquencies, repossessions and losses on our automobile contracts could be higher under adverse economic conditions than those experienced in the automobile finance industry in general. Furthermore, we may see a reduction in our overall recovery rates due to the volatility of wholesale auction prices leading to higher levels of losses. In addition, the ongoing supply chain limitations caused by the COVID-19 pandemic have continued to impact the pricing and availability of both new and used vehicles, which has resulted in volatility in vehicle pricing and credit terms available to consumers seeking auto loans. It is unclear when, and if, the supply chain impacts on the availability of vehicles will return to pre-pandemic conditions and how this will impact growth across the broader market for auto loans.

Our success will depend, in part, on the continued growth of the unsecured personal loan market and auto loan market in the U.S., and if these markets do not further grow, or grows more slowly than we expect, our business, financial condition and results of operations could be adversely affected.

In addition, our Partners may, in the future, seek partnerships with competitors that are able to help them offer them a broader array of credit products, such as secured loans. Over time, in order to preserve and expand our relationships with our existing

Partners, and enter into relationships with new Partners, it may become increasingly important for us to expand our offerings and be able to help our Partners offer a wider variety of products and services. We also may be susceptible to competitors that choose to offer higher yields to asset investors or offer to pay higher prices for loans or other assets acquired from our Partners. Competitors may elect to provide these incentives, even if they expect such pricing practices to lead to losses for them. Such practices by competitors could negatively affect the overall demand for personal loans facilitated with the assistance of our AI technology and, therefore, our business, financial condition and results of operations.

Further, the personal loans that are acquired from our Partners into Financing Vehicles are, for the most part, unsecured, and there is a risk that our Partners’ customers will not prioritize repayment of such loans, particularly in an economic downcycle. For example, if our Partners’ customers incur secured debt, such as a mortgage, a home equity line of credit or an auto loan, our Partners’ customers may choose to repay their obligations under such secured debt before repaying their unsecured loans, which could lead to higher default rates by our Partners’ customers with respect to their unsecured debt. This in turn could lead to losses for Financing Vehicles, which could lead to less demand from asset investors. If this leads to decreased demand by asset investors to participate in Financing Vehicles that acquire assets and other financial products facilitated with the assistance of our AI technology, our business, financial condition and results of operations could be adversely affected.

If our estimates, judgments or assumptions relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to revenue recognition, consolidation of variable interest entities (each, “VIE”), fair value of certain assets and liabilities, share-based compensation, and income taxes, including any valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of Class A Ordinary Shares.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, or changes and challenges to existing standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our reputation, business, financial condition, and profit and loss, or cause an adverse deviation from our revenue and operating profit and loss target, which may negatively impact our results of operations.

We are a young company with a limited operating history and there are no assurances our revenue and business model will continue to be viable as we grow and scale.

While we have grown significantly since our founding in 2016 there is no assurance that our revenue and business model, or any changes to our revenue and business model to better position us with respect to our competitors, will be successful. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue sufficiently to offset our higher operating expenses. We may incur losses and not achieve future profitability or, if achieved, we may be unable to maintain such profitability, due to a number of reasons, including the risks described in this Annual Report on Form 20-F, unforeseen expenses, difficulties, complications and delays, differences between our assumptions and estimates and results, further deterioration in macroeconomic conditions and other unknown events.

Our reputation and brand are important to our success. If we are unable to continue developing our reputation and brand, or if our brand or reputation is compromised, our ability to retain existing and attract new Partners and asset investors and our ability to maintain and improve our relationship with regulators of our industry could be adversely affected. As a result, our business, financial condition and results of operations may suffer.

We believe maintaining a strong brand and trustworthy reputation is critical to our success and our ability to attract new Partners and asset investors. Factors that affect our brand and reputation include, among other things: perceptions of AI, our industry and our Company, including the quality and reliability of our AI technology, the accuracy of our AI technology, perceptions regarding the application of AI to consumer lending or other markets specifically, the funding component of our business, privacy and security practices, litigation, regulatory activity, and the overall user experience of our Partners and their customers.

Negative publicity, negative reviews or negative public perception of these factors, even if inaccurate, could adversely affect our brand and reputation.

Certain of the Partners’ arrangements have been criticized in government and media reports as “rent-a-charter” or “rent-a-bank” which has drawn the heightened attention of consumer advocacy groups, government officials and elected representatives. As a result, bank regulators have taken actions causing banks to exit third-party programs that the regulators determined involved unsafe and unsound practices.

Further, Federal and State regulators have continued to monitor, investigate, and implement both revised and new regulations for consumer credit products. While these regulators have primarily focused their attention on payday and “short-term, small-dollar” loans, they have looked more broadly to the use of AI technology in the origination of other consumer credit products including, but not limited to, potential claims regarding financial inclusion. Payday and “short-term, small dollar” loans are different from assets facilitated with the assistance of our AI technology, in our view. However, if we are nevertheless associated because of the heightened attention with such payday or short-term, small-dollar consumer loans, or if we are associated with increased criticism of non-payday loan programs involving relationships between bank originators and non-bank lending networks and program managers, or if regulatory scrutiny increases on the use of AI in our Partner’s origination practices, demand for loans or other assets could significantly decrease, which could cause our Partners to reduce their origination volumes or terminate their arrangements with us, impede our ability to attract new Partners or delay the onboarding of Partners, impede our ability to attract asset investors to participate in the funding component of our network or reduce the number of potential Partners that use our network. Any of the foregoing could adversely affect our results of operations and financial condition.

We may also become subject to lawsuits, including class action lawsuits, or other challenges such as government investigations, inquiries, enforcement, or arbitration, against our Partners or us for obligations from our Partners through our AI technology. If there are changes in laws or in the interpretation or enforcement of existing laws affecting loans or other assets we place with the assistance of our AI technology, or if we become subject to such lawsuits, investigations or inquiries, our business, financial condition and results of operations would be adversely affected.

Harm to our reputation can also arise from many other sources, including employee and independent contractor or former employee and independent contractor misconduct, misconduct or negligence by outsourced service providers or other counterparties, failure by us or our Partners to meet minimum standards of service and quality, and inadequate protection of borrower information and compliance failures and claims. If we are unable to protect our reputation and brand, our business, financial condition and results of operations would be adversely affected.

If we are unable to manage the risks associated with fraudulent activity, our brand and reputation, business, financial condition, and results of operations could be adversely affected and we could face material legal, regulatory and financial exposure (including fines and other penalties).

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with our Partners’ customers and third parties handling our Partners’ borrower information and, in limited situations, cover certain fraud losses of Partners and asset investors. Fraud rates could also increase in a down-cycle economy. While we perform initial and ongoing due diligence on our Partners’ fraud prevention and detection policies and procedures, we rely on our Partners to predict and otherwise validate or authenticate applicant-reported data and data derived from third-party sources and notify us if any fraud is detected. If such efforts are insufficient to accurately detect and prevent fraud, the level of fraud-related losses of products could increase, which would decrease confidence in our AI technology. There have been some instances of fraud by Partners’ customers in the past which have generally occurred at the origination of the asset in the normal course of business and are not material to us. If any such fraud is identified, the applicable Partner is typically required to repurchase the related asset.

A failure to accurately detect and prevent fraud may also lead to increased costs if we have to invest in developing new technology to defend against fraud, which, in turn may lead to decreased returns in Financing Vehicles and therefore decreased returns for asset investors. In addition, our Partners and asset investors may not be able to recover amounts disbursed on products made in connection with inaccurate statements, omissions of fact or fraud, which could erode the trust in our brand and negatively impact our ability to attract new Partners and asset investors.

High profile fraudulent activity within the financial services industry also could negatively impact our brand and reputation. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our brand and reputation. Further, if there is any increase in fraudulent activity that increases the need for human intervention in screening application data, the level of automation on our network could decline and negatively affect our unit economics. If we are unable to manage these risks, our business, financial condition and results of operations could be adversely affected.

We are subject to risks related to our dependency on our Founders, key personnel, employees and independent contractors, including highly-skilled technical experts, as well as attracting, retaining and developing human capital in a highly competitive market.

Our success and future growth depend upon the continued services of our management team and other key employees and independent contractors, including highly-skilled technical experts. In particular, the Founders, who are members of our leadership team, are critical to our overall management, as well as the continued development of our products and services, our culture and our strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, key employees and independent contractors, which could disrupt our business. The loss of one or more members of our senior management or key employees or independent contractors could harm our business, and we may not be able to find adequate replacements. We may not be able to retain the services of any members of our senior management, key employees or independent contractors, including high-skilled technical experts. From time to time, we rely on temporary independent contractor programs to scale our operations team. Failure to effectively implement and manage such programs could result in misclassification or other employment related claims or inquiries by governmental agencies. In addition, to execute our growth plan, we must attract and retain highly qualified personnel, including engineering and data analytics personnel. Competition for highly skilled technical experts, including engineering and data analytics personnel, is extremely intense, particularly in Israel where we are headquartered. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and independent contractors with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, prospective and existing employees and independent contractors often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees and independent contractors. In addition, our recent reduction in workforce, and any future reductions in workforce or other restructuring intended to improve operational efficiencies and operating costs, may adversely affect our ability to attract and retain employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. We generally enter into non-competition agreements with our employees and independent contractors. These agreements prohibit our employees and independent contractors, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees and independent contractors work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees and independent contractors developed while working for us.

The funding component of our business related to the Financing Vehicles is highly competitive.

The funding component of our business is highly competitive, with competition based on a variety of factors, including macroeconomic conditions, investment performance, the quality of assets provided to asset investors, investor liquidity and willingness to invest, vehicle terms (including fees), brand recognition and business reputation. The funding component of our business competes with a number of other specialized investment funds, hedge funds, funds of hedge funds, other managing pools of capital, securitizations by our Partners or other consumer credit originators, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds), and we expect that funding sources may be limited as competition will continue to increase. For example, certain traditional asset managers have developed their own lending networks and are marketing other lending and credit strategies as alternatives to fund investments. Additionally, developments in financial technology, or fintech, such as distributed ledger technology, or blockchain, have the potential to disrupt the financial industry and change the way consumer lenders and other financial institutions do business. A number of factors serve to increase our competitive risks:

•a number of our competitors in some of our businesses have greater financial, technical, marketing and other resources and more personnel than we do;
•some Financing Vehicles may not perform as well as competitors’ Financing Vehicles or other available investment products;
•several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;
•some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain investments, including in certain industries or businesses, than we can and/or bear less compliance expense than we do;
•some of our competitors may have more flexibility than us in raising certain types of Financing Vehicles under the contracts or terms they have negotiated with their investors; and

•some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make.

We have historically competed primarily on the basis of the performance of Financing Vehicles, and not on the level of our fees or incentive fees relative to those of our competitors. However, there is a risk that fees and incentive fees in the alternative investment or securitization industry will decline, without regard to our historical performance. Fee or incentive fee income reductions on existing or future Financing Vehicles, without corresponding decreases in our cost structure, would adversely affect our business and revenues.

Maintaining our reputation is critical to attracting and retaining asset investors and for maintaining our relationships with our regulators. Negative publicity regarding us, our personnel or our Partners could give rise to reputational risk that could significantly harm our existing business and business prospects. Similarly, events could occur that damage the reputation of our industry generally, such as the insolvency or bankruptcy of large funds or lending networks or a significant number of funds or lending networks or highly publicized incidents of fraud or other scandals, any one of which could have a material adverse effect on our business, regardless of whether any of those events directly relate to the Financing Vehicles or the investments made by Financing Vehicles.

In addition, the attractiveness of Financing Vehicles relative to investments in other investment products could decrease depending on economic conditions. Furthermore, any new or incremental regulatory measures for the U.S. financial services and lending industries may increase costs and create regulatory uncertainty and additional competition for many Financing Vehicles. See “—As the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.” This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future Financing Vehicles, either of which would adversely impact our business and revenues.

Our failure to deal appropriately with conflicts of interest in the funding component of our business, related to our allocation of investment opportunities between Financing Vehicles, could damage our reputation and adversely affect our businesses. Conflicts of interest may also arise in our allocation of costs and expenses, and we are subject to increased regulatory scrutiny and uncertainty with regard to those determinations.

As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to the investment activities of the Financing Vehicles. Conflicts of interest continue to be a significant area of focus for regulators, investors and the media. Because of the variety of businesses and investment strategies that we pursue, we may face a higher degree of scrutiny compared with others that focus on fewer asset classes. We place assets across Financing Vehicles. In addition, certain Financing Vehicles may purchase an interest in one or more other Financing Vehicles. However, the risk that asset investors or regulators could challenge allocation decisions as inconsistent with our obligations under applicable law, governing agreements or our own policies cannot be eliminated. Further, the perception of non-compliance with such requirements or policies could harm our reputation with asset investors. A failure to appropriately deal with these, among other, potential conflicts, could negatively impact our reputation and ability to raise additional Financing Vehicles or result in potential litigation or regulatory action against us.

The investment activities or strategies used for certain Financing Vehicles may conflict with the transactions and strategies employed on behalf of other Financing Vehicles, and may affect the prices and availability of investments in which a Financing Vehicle may invest. Subject to any legal and regulatory obligations, the investment activities of our affiliates or a Financing Vehicle are carried out generally without reference to positions held by another Financing Vehicle and may have an effect on the value of the positions so held, or may result in an affiliate having an interest in an issuer adverse to that of a Financing Vehicle. Because the Financing Vehicles operate different businesses, the affiliates are subject to a number of potential and actual conflicts of interest, potentially greater regulatory oversight, and more legal and contractual restrictions than would be the case if the affiliates had only a single line of business.

In particular, Financing Vehicles may invest in the same types of assets in which the other Financing Vehicles currently invest and expect to continue to invest in the future. Although we anticipate that the Financing Vehicles will operate within a limited and defined set of parameters (e.g., time, scope and duration) when acquiring any such assets, a Financing Vehicle could encounter actual and potential conflicts to the extent that any such Financing Vehicle competes with others for investment opportunities or our resources (e.g., personnel). These activities can adversely affect the prices and availability of loans or other assets held by or potentially considered for purchase for the account of a Financing Vehicle.

Subject to the requirements of each Financing Vehicle’s governing documents, investment opportunities sourced by affiliates or Financing Vehicles will generally be placed among the accounts of the applicable Financing Vehicles in a manner that the applicable manager or sponsor believes to be appropriate given the factors that it believes to be relevant, such as each Financing Vehicle’s respective investment objectives, concentration limits, interest and asset coverage tests, collateral quality, liquidity and requirements tests, lender covenants, the amount of free cash each of them has available for investment, total capital and capital commitments, anticipated future cash flows and cash requirements, and other considerations and limitations of such Financing Vehicle.

We regularly make determinations to allocate costs and expenses both among Financing Vehicles and between such vehicles and their respective governing entities. Certain of those determinations are inherently subjective and virtually all of them are subject to regulatory oversight. Any determination or allegation of, or investigation into, a potential violation could cause reputational harm and a loss of investor confidence in our business. It could also result in regulatory lapses and applicable penalties, as well as increased regulatory oversight of our business. In addition, any determination to allocate fees to the applicable investment adviser or manager could negatively affect our net income, and ultimately decrease the value of our Class A Ordinary Shares and our dividends to our shareholders.

We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services, enhance our AI technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings, or repurchase financings to secure additional funds. If we raise additional funds by issuing equity securities or securities convertible into equity securities, our shareholders may experience dilution. Debt financing, such as secured or unsecured borrowings, credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require “negative pledge” or security arrangements including, but not limited to, cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future under our existing credit agreement and other facilities. In addition, future equity financing or replacement or refinancing of any debt financings or repurchase financings may not be available on terms favorable to us or our shareholders, or at all, and the fact that debt holders are repaid first may reduce our ability to raise a later equity financing.

In addition, if the overall economy is negatively impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected. A severe prolonged economic downturn could result in a variety of risks to the business, including weakening our ability to develop potential businesses and a decreased ability to raise additional capital when needed on acceptable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges could be impaired and our business may be harmed. In addition, we may be unable to access capital to fund the purchases of additional products or other assets through raising new and successor Financing Vehicles. For additional information, see “—Our ability to raise capital from asset investors is a vital component of the products we offer to Partners. If we are unable to raise capital from asset investors at competitive rates, or at all, it would materially reduce our revenue and cash flow and adversely affect our financial condition.”

Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.

We are and may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by asset investors or Partners in connection with commercial disputes, claims by users, claims or investigations brought by regulators or employment claims made by our current or former employees and independent contractors. We are subject to claims in the ordinary course of business, including employment claims.

We are not currently a party to any pending or, to our knowledge, threatened litigation that will have a significant effect on our financial position or profitability. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against special purpose acquisition company (“SPAC”) sponsors, has increased in recent years. Volatility in the share price of the Class A Ordinary Shares or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Pagaya Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Although we currently maintain insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received.

We currently maintain insurance in connection with our business, including, among other coverages, directors and officers liability insurance, errors and omissions/professional liability insurance, employment practices liability insurance, fiduciary liability insurance, and cyber insurance. The scope and limits of such insurance may not be sufficient to cover the types or extent of claims or loss that may be incurred or received. In addition, there may be risks for which we do not maintain or procure insurance coverage or for which the insurance coverage may not respond.

We are growing rapidly, and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, and regulatory scrutiny.

If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.

We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Many of our procedures involve oversight of third-party vendors that provide us with critical services such as information technology systems and infrastructure, portfolio management, custody, market data expenses and fund accounting and administration and pricing services. Our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure. Further, as we expand into new lines of business, our risk management policies and procedures may not be able to adequately keep up with our current rapid rate of expansion, and may not be adequate or sufficient to mitigate risks. Moreover, we are subject to the risks of errors and misconduct by our employees and independent contractors, including fraud and non-compliance with policies. These risks are difficult to detect in advance and deter, and could harm our business, results of operations or financial condition. Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies and procedures do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, financial condition and results of operations.

If there is a pledge of a substantial amount of Pagaya Ordinary Shares, a change of control could occur and could materially and adversely affect our financial condition, results of operation and cash flows.

Shareholders that beneficially own a significant interest in Pagaya may pledge a substantial portion of Pagaya Ordinary Shares that they own to secure loans made to them by financial institutions. If a shareholder defaults on any of its obligations under these pledge agreements or the related loan documents, these financial institutions may have the right to sell the pledged shares, subject to the lock-up restrictions set forth in the Pagaya Articles. Such a sale could cause our share price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Because these shares may be pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that could cause a change of control of Pagaya, even when such a change of control may not be in the best interests of our shareholders, and it could also result in a default under certain material contracts to which we are a party, which could materially and adversely affect our financial condition, results of operations and cash flows.

We actively evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We may not be able to realize the potential benefits of any such future business investments or acquisitions, and we may not be able to successfully integrate acquisition targets, which could hurt our ability to grow our business.

We actively evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. Acquisitions or investments involve significant challenges and risks and could impair our ability to grow our business or develop new products or expand into new markets and ultimately could have a negative impact on our financial results. If we pursue a particular transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives. If we are unable to timely complete acquisitions, we may be unable to pursue other transactions, we may not be able to retain critical talent from the target company, technology may evolve and make the acquisition less attractive, and other changes can take place which could reduce the anticipated benefits of the transaction and negatively impact our business. Regulators could also impose conditions that reduce the ultimate value of our acquisitions. In addition, to the extent that our perceived ability to consummate acquisitions has been harmed, future acquisitions may be more difficult, complex or expensive.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by shareholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges, and our due diligence processes may fail to identify significant issues with the assets or company in which we are investing or are acquiring. We may have to pay cash for any such acquisition which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders’ ownership would be diluted.

Risks Related to Technology, Intellectual Property and Data

Regulators may assert, and courts may conclude, that certain uses of AI technology leads to unintentional bias or discrimination.

Regulatory agencies have expressed concerns that certain AI technology may lead to unintentional bias or discrimination in an automated credit analysis process. Such concerns could subject us to legal or regulatory liability, reputational harm, and/or increase our legal and compliance expenses. For example, on March 29, 2021, the Consumer Financial Protection Bureau (the “CFPB”) and the federal prudential bank regulators issued a “Request for Information and Comment on Financial Institutions’ Use of Artificial Intelligence, Including Machine Learning.” These regulators asked for comments regarding, among other things, whether the use of AI technology and machine learning in consumer credit underwriting can lead to bias and discrimination. A number of publicly submitted comments have asserted that AI technology and machine learning in consumer credit underwriting can lead to discrimination in violation of, inter alia, the Equal Credit Opportunity Act and the Fair Housing Act. This request for information process may lead to a regulatory rulemaking that could restrict the use of AI technology and machine learning in consumer credit underwriting. The CFPB recently announced that discrimination—intentional or unintentional but producing a discriminatory outcome—is an unfair, deceptive, or abusive act or practice (“UDAAP”) under the Consumer Financial Protection Act.

In conjunction with this update, the CFPB also announced changes to its supervision and examination manual for evaluating UDAAPs. The updated examination manual notes that discrimination may meet the criteria for “unfairness” by causing substantial harm to consumers that they cannot reasonably avoid and that harm is not outweighed by countervailing benefits to consumers. The Equal Credit Opportunity Act and the Fair Credit Reporting Act require creditors to provide consumers with the reasons for denial of credit or other adverse action, and providing such reasons can be more difficult given the complexity of certain AI technology. In addition, the Federal Trade Commission (“FTC”) has brought enforcement actions related to the use of AI and automated credit analysis in circumstances where the FTC has determined that the use of such tools is insufficiently transparent to consumers. Our inability to comply, and enable our Partners and their customers to comply, with the requirements of existing laws or new interpretations of existing laws, or new regulatory rulemaking that restricts the use of AI technology in consumer credit underwriting or other markets, could adversely affect our business, financial condition, and results of operations. We may also be obligated to indemnify Partners or pay substantial settlement costs in connection with any such claim or litigation related to the use of our AI technology and automated credit analysis, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our AI technology could be costly and time consuming and divert the attention of our management and key personnel from our business operations. The CFPB has, at times, taken expansive views of its authority to regulate consumer financial services, including non-bank providers of consumer financial products and services, creating uncertainty as to how the agency’s actions or the actions of any other new government agency could adversely affect our business, financial condition and results of operations.

We may be unable to sufficiently, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights.

Our ability to operate our businesses depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively, which would allow competitors to duplicate our AI technology and adversely affect our ability to compete with them. We rely on a limited combination of trade secret, trademark laws and other rights, as well as confidentiality procedures, contractual provisions and our information security infrastructure to protect our proprietary technology, processes and other intellectual property. The steps we take to protect our intellectual property rights may be inadequate. For example, a third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and any such efforts may not be successful. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Our proprietary technology, including our AI technology, may be alleged to infringe upon third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. If we are unsuccessful, such claim or litigation could result in a requirement that we pay significant damages or licensing fees, or we could in some circumstances be required to make changes to our business to avoid such infringement, which would negatively impact our financial performance. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management, employees and independent contractors.

In addition, although in some cases a third party may have agreed to indemnify us for such costs; such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Furthermore, our technology may become obsolete or inadequate, and we may not be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop. If we cannot protect our proprietary technology from intellectual property challenges, or if our technology becomes obsolete or inadequate, our ability to maintain our model and systems or facilitate products could be adversely affected.

Our technology relies in part on third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to utilize our technology and increase our costs.

Our AI technology, including our computational infrastructure, relies on software licensed to us by third-party authors under “open-source” licenses. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. In addition, our ability to protect our proprietary intellectual property may, due to our reliance on open-source software, be limited. This would allow our competitors to create similar solutions with less development effort and time and ultimately put us at a competitive disadvantage. Although we monitor our use of open-source software to avoid subjecting our products to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. Moreover, our processes for controlling our use of open-source software may not be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating our network on terms that are not economically favorable or feasible, to re-engineer our network or the supporting computational infrastructure to discontinue use of certain code, or to make generally available, in source code form, portions of our proprietary code.

Further, in addition to risks related to license requirements, use of certain open-source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open-source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our network depends upon the successful operation of open-source software, any undetected errors or defects in open-source software that we use could prevent the deployment or impair the functionality of our systems and harm our reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise our network through cyberattacks. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.

Our proprietary AI technology relies in part on the use of our Partners’ borrower data and third-party data, and if we lose the ability to use such data, or if such data contains gaps or inaccuracies, our business could be adversely affected.

We rely on our proprietary AI technology, which includes statistical models built using a variety of datasets. Our AI technology relies on a wide variety of data sources, including data collected from our Partners’ customers and applicants, credit bureau data and our credit experience gained through monitoring the payment performance of our Partners’ customers over time. If we are unable to access and use data collected from our Partners’ customers and applicants, data received from credit bureaus, repayment data collected as part of the funding component of our network, or other third-party data used in our AI technology, or our access to such data is limited, our ability to accurately evaluate our Partners’ potential customers, detect fraud and verify applicant data would be compromised. Any of the foregoing could negatively impact the accuracy and effectiveness of our AI technology and the volume of products facilitated with the assistance of our network.

Third-party data sources on which we rely include the consumer reporting agencies regulated by the CFPB and other data sources. Such data is electronically obtained from third parties and used in our AI technology to process our Partners’ applicants. Data from national credit bureaus and other consumer reporting agencies and other information that we receive from third parties about a Partner’s applicant or borrower, may be inaccurate or may not accurately reflect the applicant’s or borrower’s creditworthiness for a variety of reasons, including inaccurate reporting by creditors to the credit bureaus, errors, staleness or incompleteness.

In addition, if third-party data used to improve our AI technology or train the AI model is inaccurate, or access to such third-party data is limited or becomes unavailable to us, the efficacy of our AI technology and our ability to continue to improve our AI technology would be adversely affected. Any of the foregoing could, for our Partners, result in sub-optimally and inefficiently evaluated assets, incorrect evaluation of transactions, or higher than expected losses, which in turn could adversely affect our ability to attract new asset investors and Partners or increase our Partners’ volume of financial products and adversely affect our business, financial condition and results of operations.

Cyberattacks and security breaches of our technology, or those impacting our users or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

We are dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, process, transmit and store large amounts of sensitive information, including personal information, credit information and other sensitive data of our Partners’ customers and other consumers providing their data to a Partner. It is critical that we do so in a manner designed to maintain the confidentiality, integrity and availability of such sensitive information. We also have arrangements in place with certain of our third-party vendors that require us to share consumer information. We rely on third parties to assist in our operations, and as a result, we manage a number of third-party vendors that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties turn to subcontractors or rely on their own service providers in outsourcing some of their responsibilities. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, are large and complex, with many points of entry and access. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems make such systems potentially vulnerable to unintentional or malicious, internal and external attacks. Vulnerabilities may be exploited from inadvertent or intentional actions of our employees, independent contractors, third-party service providers, Partners, asset investors or by malicious third parties that may result in actual or attempted unauthorized access, mishandling or misuse of information, computer viruses or malware, cyberattacks that could lead to unauthorized persons obtaining confidential information, destruction of data, disruption or deterioration of service, sabotaged or damaged systems, as well as distributed denial of service attacks, data breaches and other infiltration, exfiltration or other similar events. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and systems.

Further, an increase in employees working remotely could increase the risk of a security breach. Significant disruptions of our, our Partners’ and third-party service providers’ and/or other business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation, or unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us. Our systems, policies and procedures may not be able to adequately keep up with our rapid expansion, and may not be adequate or sufficient to mitigate risks. In addition, many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity following a breach, which may cause our Partners’ customers and potential customers to lose confidence in the effectiveness of our data security measures related to our AI technology and business. Any security breach, whether actual or perceived, would harm our reputation and ability to attract new Partners and asset investors.

In addition, similar vulnerabilities may arise in the future as we continue to expand the features and functionalities of our network and introduce new products and services on our network, and we expect to continue investing substantially to protect against security vulnerabilities and incidents.

Our Financing Vehicles rely on third-party service providers for a substantial portion of our business activities and for Financing Vehicles, and any disruption of service experienced by such third-party service providers or our failure to manage and maintain existing relationships or identify other high-quality, third-party service providers could harm our reputation, business, results of operations and growth prospects.

Our Financing Vehicles rely on a variety of third-party service providers in connection with a substantial portion of the operation of our business and Financing Vehicles. Any performance issues, errors, bugs or defects in third-party software or services could result in errors, defects or a failure of our solutions, which could materially and adversely affect our reputation, business, financial condition and results of operations. Many of our third-party service providers attempt to impose limitations on their liability for such performance issues, errors, bugs or defects, and if enforceable, we may have additional liability to our Partners, asset investors or to other third parties that could harm our reputation and increase our operating costs. Additionally, in the future, we might need to license other software or services to enhance our solutions and meet evolving Partner and asset investor demands and requirements, which may be unavailable to us on commercially reasonable terms or not at all. Any limitations on our ability to use or obtain third-party software or services could significantly increase our expenses and otherwise result in delays, a reduction in functionality or errors or failures of our solutions until equivalent technology or content is either developed by us or, if available, identified, obtained through purchase or licensed and integrated into our solutions, which could adversely affect our business. In addition, third-party software and services may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and materially and adversely affect our business, financial condition and results of operations. We will need to maintain our relationships with third-party service providers and obtain software and services from such providers that do not contain any material errors or defects. Any failure to do so could adversely affect our ability to deliver effective solutions to Partners and asset investors and adversely affect our business.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

We generally enter into non-competition agreements as part of our employment agreements with our employees. These agreements generally prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors, Partners or asset investors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees or consultants developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of a company’s trade secrets or other proprietary knowhow.

Risks Related to our Single Family Rental (“SFR”) Operations

We may fail to successfully integrate Darwin into our existing operations and /or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

In January 2023, we completed the acquisition of Darwin to further develop our real estate investment line of business. The acquisition of Darwin will involve the integration of the technology, operations, and personnel of Darwin into our existing operations, and there are uncertainties inherent in such an integration. We will be required to devote significant management attention and resources to integrating Darwin’s operations. We believe this strategic acquisition of Darwin could be impactful to our financial condition and results of operations, but there can be no guarantee that they will result in the intended benefits to our business, and we may not successfully evaluate or utilize the acquired business, products, or technology, or be able to accurately forecast the financial impact of this strategic acquisition. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures, particularly in new markets or with respect to new adjacent services. As part of the purchase accounting associated with the acquisition, significant goodwill and intangible asset balances were recorded on the consolidated balance sheet. If cash flows from the acquisition fall short of our anticipated amounts, these assets could be subject to non-cash impairment charges, negatively impacting our earnings. Failure to successfully integrate Darwin and / or realize the anticipated benefits could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

Our failure to address risks or other problems encountered in connection with this strategic acquisition could cause us to fail to realize the anticipated benefits of such strategic acquisitions, incur unanticipated liabilities, and harm our business, financial condition and results of our SFR operations, as well as negatively impact certain of our Financing Vehicles.

If we fail to continuously innovate, improve and expand the technology we use in our SFR operations, namely our AI platform and Darwin’s property management platform, our business, financial condition and results of operations could be negatively impacted.
Our success depends on our ability to continuously innovate and improve our platforms to provide value to our investors, our real estate customers, and their tenants. As a result, we have invested and plan to continue to invest significant resources in research and development to improve and maintain our platforms and support our technology infrastructure. Our investments in our platforms allow us to provide an expanded suite of technology offerings, which we believe separate us from our competitors. However, there can be no guarantee that in the future we can continue to launch new products and services in a timely manner, or at all. Even if we do launch new products and services, they might not be utilized by our real estate customers and tenants at the rate we expect, or at all. Although we believe these investments help our real estate customers succeed, there can be no guarantee that we will retain our real estate customers across the markets we serve, nor that our investments will lead to increased utilization of our platforms or that increased utilization of our platforms will drive increased productivity or revenues for us. Additionally, we may expand our technology offerings by acquiring additional real estate technology companies. Although we think these strategic acquisitions could expand our capabilities into critical components of the transaction, our customers may not value these additions and may not utilize them at the rate we expect, which may negatively impact our business, financial condition and results of operations.

The financial success of our SFR operations will depend on our ability to continue to anticipate the needs of owners of single-family rental real estate and to successfully develop and introduce new and upgraded services.
To be successful, we must be able to quickly adapt to changes in the single-family rental real estate industry, as well as rapid technological changes by continually enhancing our information, analytics and online management. As a result, we must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our systems department, product development team, management and researchers. The processes are costly and our efforts to develop, integrate and enhance our services may not be successful. If we are unsuccessful in obtaining greater market share or in obtaining widespread adoption of new or upgraded services, we may not be able to offset the expenses associated with the development, launch and marketing of the new or upgraded service. In addition, as we integrate acquired businesses, we continue to assess which services we believe will best meet the needs of our customers. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease. Finally, a downturn in demand for single-family rental real estate may have a pronounced effect on our SFR operations.

The SFR market is highly competitive, and we may be unable to compete successfully against our existing and future competitors.
The SFR market is competitive and fragmented, and we expect competition to continue to increase. The success of our SFR operations depend on our ability to continue to attract customers to our platform, and to enhance their engagement in a cost effective manner. We face competition on a national level and in each of our markets from traditional real estate management firms and traditional real estate agents, some of which operate nationally and others that are limited to a specific region or regions. We also face competition from real estate technology companies, including a growing number of internet based brokerages and others who operate with a variety of business models.
New entrants, particularly smaller companies offering point solutions, continue to join our market categories. However, our existing and potential competitors include real estate technology companies and real estate brokerage firms and management companies that operate, or could develop, national and/or local businesses offering similar services, including real estate brokerage and management services, to home buyers or sellers or institutional owners. Several of these real estate companies which may enter our market categories could have significant competitive advantages, including better name recognition, greater resources, lower cost of funds and additional access to capital, and more types of offerings than we currently do. These companies may also have higher risk tolerances or different risk assessments than we do. In addition, these competitors could devote greater financial, technical and other resources than we have available to develop, grow or improve their businesses.
The success of our SFR operations depends on general economic conditions, the health of the U.S. real estate industry generally, and risks generally incident to the ownership and leasing of single-family residential real estate, and our SFR operations may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends, and volatility in the single-family residential real estate lease market.
Our success is impacted, directly and indirectly, by general economic conditions, the health of the U.S. real estate industry and the markets in which we operate, and risks generally incident to the ownership and leasing of residential real estate, many of which are beyond our control. Our business could be harmed by a number of factors that could impact the conditions of the U.S. real estate industry, as well as the markets that we operate in, including:

•a period of slow economic growth or recessionary conditions;
•volatility in the residential real estate industry;
•insufficient or excessive single-family home inventory levels by market or price points;
•increasing mortgage rates and down payment requirements or constraints on the availability of mortgage financing;
•a low level of consumer confidence in the economy or the single-family residential real estate market due to macroeconomic events domestically or internationally;
•weak credit markets;
•instability of financial institutions;
•legislative or regulatory changes (including changes in regulatory interpretations or regulatory practices) that would adversely impact the single-family residential real estate market as well as federal and/or state income tax changes and other tax reform affecting real estate and/or real estate transactions;
•insufficient or excessive regional single-family home inventory levels;
•adverse changes in local, regional, or national economic conditions;
•the inability or unwillingness of consumers to enter into single-family residential lease transactions;
•a decrease in the affordability of homes including the impact of rising mortgage rates, home price appreciation and wage stagnation or wage increases that do not keep pace with inflation;
•increasing home ownership rates, declining demand for real estate and changing social attitudes toward home ownership; and
•natural disasters, such as hurricanes, earthquakes and other events (including pandemics and epidemics) that disrupt local or regional real estate markets.
As our SFR revenue is driven in part by leasing and property management of single-family residential real estate and the sale of such properties, any slowdown or decrease in the total number of single-family residential real estate lease transactions for any of the above reasons could adversely affect our SFR operations.
The single-family residential real estate market historically has also been seasonal, with greater demand in the spring and summer, and typically weaker demand in late fall and winter, resulting in fluctuations in the quantity, speed and price of transactions on our platform and lease activity.

In addition, our investments are and will continue to be concentrated in our existing and target markets and in the single-family residential leasing sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory, or environmental conditions, or other events, in our markets may have a greater impact on our SFR operating results than if we had more fully diversified portfolio of SFR Partners and properties.
Our SFR Partners depend on residents and their willingness to meet their lease obligations and renew their leases. Poor tenant selection, defaults, and non-renewals by residents may adversely affect our reputation and the financial performance of our SFR operations.

Our SFR Partners depend on rental income from residents. As a result, the success of our SFR operations depends in large part upon the ability to attract and retain qualified residents for our customers’ properties. Our reputation and financial performance would be adversely affected if a significant number of residents fail to meet their lease obligations or fail to renew their leases. For example, residents may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use properties for illegal purposes, damage or make unauthorized structural changes to properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors, or eyesores, fail to comply with Home Owner Association (“HOA”) regulations, sublet to less desirable individuals in violation of our lease, or permit unauthorized persons to live with them. Furthermore, entities directed by, or notionally affiliated with, the federal government as well as some state and local jurisdictions across the United States have from time to time imposed temporary eviction moratoriums if certain criteria are met by residents, which allows residents to defer missed rent payments without incurring late fees, and in certain cases prohibit rent increases. Jurisdictions and other local and national authorities may expand or extend measures imposing restrictions on our ability to enforce residents’ contractual rental obligations and limiting our ability to increase rents.
Damage to properties may delay releasing after eviction, necessitate expensive repairs, or impair the rental income or value of the property resulting in a lower than expected rate of return for our services. Increases in unemployment levels and other adverse changes in economic conditions in our markets could result in substantial resident defaults. In the event of a resident default or bankruptcy, we could experience delays in receiving revenue for our services and re leasing the property.

A significant number of our SFR Partners’ residential properties are part of HOAs and we and our residents are subject to the rules and regulations of such HOAs, which are subject to change and which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs, which would be costly.

A significant number of our SFR Partners’ properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. The HOAs in which our customers own properties may have enacted or may from time to time enact onerous or arbitrary rules that restrict our ability to restore, market, lease, or operate our properties, or require us to restore or maintain such properties at standards or costs that are in excess of planned budgets.

Some HOAs impose limits on the number of property owners who may lease their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs from lost rental revenue. Additionally, the governing bodies of the HOAs in which our SFR Partners own property may not make important disclosures about the properties or may block access to HOA records, initiate litigation, restrict the ability to sell our customers’ properties, impose assessments, or arbitrarily change the HOA rules. Our SFR Partners may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause them to sell such property at a loss, prevent them from leasing such property, or otherwise reduce their cash flow from such property, which would have an adverse effect on our SFR operations. Several states have enacted laws that provide that a lien for unpaid monies owed to an HOA may be senior to or extinguish mortgage liens on properties. Such actions, if not cured, may give rise to events of default under certain of our customers’ indebtedness, which could have an adverse impact on our SFR operations.

Our dependence upon third parties for key services may have an adverse effect on our operating results or reputation if the third parties fail to perform.

Though we are internally managed, we use local and national third party vendors and service providers to provide certain services for our SFR Partners’ properties. For example, we typically engage third party home improvement professionals with respect to certain maintenance and specialty services, such as HVAC, roofing, painting, and floor installations. Selecting, managing, and supervising these third party service providers requires significant resources and expertise, and because our portfolio consists of geographically dispersed properties, our ability to adequately select, manage, and supervise such third parties may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated. An overall labor shortage experienced by our vendors, lack of skilled labor, increased turnover, or labor inflation, caused by COVID-19 or as a result of general macroeconomic factors, could have a material adverse impact on our SFR operations.

With regard to property management, our Financing Vehicles rely heavily on third party property managers and their respective affiliates to provide property management, acquisition, rehabilitation and other services for the portfolios of single-family rental properties. There can be no assurance that the third-party property management firms employed by certain Financing Vehicles will be able to operate each investment successfully. Moreover, the risks of dependence on third-party property management firms are different by property type and by investment stage (for example, properties in development or redevelopment have a greater dependence on the leasing abilities of a third-party manager or leasing agent). Property managers may receive fees based upon gross revenues and such fee arrangements may create an incentive for the relevant investment to be managed in a manner that is not consistent with the applicable Financing Vehicle’s objectives.

In addition, we rely on the systems of our third party service providers, their ability to perform key operations on our behalf in a timely manner and in accordance with agreed levels of service, and their ability to attract and retain sufficient qualified associates to perform our work. A failure in the systems of one of our third party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified associates, could have a material adverse effect on our business, results of operations, and financial condition.

Notwithstanding our efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, misconduct, incompetence, or theft by our third party service providers. In addition, any removal or termination of third party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by such third party service providers may reflect poorly on us and could significantly damage our reputation. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines, or penalties and our reputation may suffer. In the event of failure by our general contractors to pay their subcontractors, our properties may be subject to filings of mechanics or materialmen liens, which we may need to resolve to remain in compliance with certain debt covenants, and for which indemnification from the general contractors may not be available.

We rely on information supplied by prospective residents in managing our business.
Through a combination of third parties and our own analysis, a resident screening process is performed, including obtaining appropriate identification, a thorough evaluation of credit history and household income, a review of the applicant’s rental history, and a background check for criminal activity. Leasing decisions are made based on information in rental applications completed by a prospective resident and screened by our third-party partner, and we cannot be certain that this information is accurate. Additionally, these applications are submitted to us at the time of evaluation of a prospective resident, and we do not require residents to provide us with updated information during the terms of their leases, notwithstanding the fact that this information can, and frequently does, change over time. For example, increases in unemployment levels or adverse economic conditions in certain of our markets may adversely affect the creditworthiness of our residents in such markets. Even though this information is not updated, we will use it to evaluate the characteristics of our customers’ portfolio over time. If resident supplied information is inaccurate or our residents’ creditworthiness declines over time, our customers may make poor or imperfect leasing decisions and revenue generated by our customers’ portfolios may contain more risk than we believe.

We are subject to payment-related and leasing fraud from tenants and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions.
Darwin’s property management platform processes a significant volume and dollar value of transactions on a daily basis. When renters do not fulfill their obligations we have incurred and will continue to incur losses from claims by customers, and these losses may be substantial. Such instances have and can lead to the reversal of payments received by us for such bookings, referred to as a “chargeback.” Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, could be adversely impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms, including mobile and other devices, and our growth in certain regions, including in regions with a history of elevated fraudulent activity. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. In addition, the payment card networks have rules around acceptable chargeback ratios. If we are unable to effectively combat fraud on Darwin’s property management platform, combat the use of fraudulent or stolen credit cards, or otherwise maintain or lower our current levels of charge backs, we may be subject to fines and higher transaction fees or be unable to continue to accept card payments because payment card networks have revoked our access to their networks, any of which could adversely impact our SFR operations.
Our payments platform is susceptible to potentially illegal or improper uses, including money laundering, transactions in violation of economic and trade sanctions, corruption and bribery, terrorist financing, fraudulent listings, customer account takeovers, or the facilitation of other illegal activity. Use of our payments platform for illegal or improper uses has subjected us, and may subject us in the future, to claims, lawsuits, and government and regulatory investigations, inquiries, or requests, which could result in liability and reputational harm for us. We have taken measures to detect and reduce fraud and illegal activities, but these measures need to be continually improved and may add friction to our booking process. These measures may also not be effective against fraud and illegal activities, particularly new and continually evolving forms of circumvention. If these measures do not succeed in reducing fraud, our SFR operations could be adversely affected.

Vacant properties could be difficult to lease, which could adversely affect our SFR operations.

The properties our SFR Partners acquire may often be vacant at the time of closing, and our customers may acquire multiple vacant properties in close geographic proximity to one another. They may not be successful in locating residents to lease the individual properties as quickly as they had expected, or at all. Even if they are able to place residents as quickly as they had expected, they may incur vacancies in the future and may not be able to re-lease those properties without longer than assumed delays, which may result in increased renovation and maintenance costs and opportunity costs. Vacant homes may also be at risk for fraudulent activity which could impact our customers’ ability to lease a home. As a result, if vacancies continue for a longer period of time than we expect or indefinitely, our customers may incur additional operating expenses and capital expenditures, and their homes could be substantially impaired, all of which may have a material effect on our SFR operations.

We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our SFR operations.

Nearly all of our SFR Partners’ properties require some level of renovation either immediately upon their acquisition or in the future following expiration of a lease or otherwise. Our customers may acquire properties that they plan to renovate extensively. They may also acquire properties that they expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing residents, renovations may be postponed until the resident vacates the premises, and our customers will pay the costs of renovating. In addition, from time to time, our SFR Partners may perform ongoing maintenance or make ongoing capital improvements and replacements and perform significant renovations and repairs that resident deposits and insurance may not cover.

Our customers’ properties have infrastructure and appliances of varying ages and conditions. Consequently, independent contractors and trade professionals are routinely retained to perform physical repair work and are exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, delays in receiving materials, fixtures, or appliances, certificates of occupancy, and poor workmanship. If our assumptions regarding the costs or timing of renovation and maintenance across our SFR Partners’ properties prove to be materially inaccurate, our SFR operations may be adversely affected.

We may not have control over timing and costs arising from renovating our customers’ properties, and the cost of maintaining rental properties is generally higher than the cost of maintaining owner-occupied homes, which may affect the results of our SFR operations.

Renters impose additional risks to owning real property. Renters do not have the same interest as an owner in maintaining a property and its contents and generally do not participate in any appreciation of the property. Accordingly, renters may damage a property and its contents, and may not be forthright in reporting damages or amenable to repairing them completely, or at all. A rental property may need repairs and/or improvements after each resident vacates the premises, the costs of which may exceed any security deposit provided by the resident when the rental property was originally leased. Accordingly, the cost of maintaining rental properties can be higher than the cost of maintaining owner-occupied homes, which may adversely affect our SFR operations.

The SFR marketplace faces significant competition with larger established players.
We may not be able to compete successfully against existing or future competitors, which could harm our SFR operations. We compete to attract tenants and customers who use Darwin’s platform. Our competitors may have greater brand recognition or more direct sales personnel than we have, which may provide them with competitive advantages. Pressure from competitors seeking to acquire a greater share of our tenant and customer market share could adversely affect our pricing and margins, lower our revenue and increase our research and development and marketing expenses. If we are unable to compete successfully against our existing or future competitors, our SFR operations could be adversely affected.

Our SFR Partners face significant competition in the leasing market for quality residents, which may limit the ability to lease our single-family homes on favorable terms.

Our SFR Partners’ success, and therefore our SFR operations success, depends in large part upon the ability to attract and retain qualified residents for our SFR Partners’ properties. Our customers face competition for residents from other lessors of single-family properties, apartment buildings, and condominium units. Competing properties may be newer, better located, and more attractive to residents. Potential competitors may have lower rates of occupancy than our customers do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than our customers might offer. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our customers’ ability to obtain quality residents and lease their single family properties on favorable terms. Additionally, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our customers’ properties. This competition may affect our customers’ ability to attract and retain residents and may reduce the rental rates they are able to charge.

In addition, our customers could also be adversely affected by overbuilding or high vacancy rates of homes in their markets, which could result in an excess supply of homes and reduce occupancy and rental rates. Continuing development of apartment buildings and condominium units in many of our markets will increase the supply of housing and exacerbate competition for residents.

Laws, regulations, and rules that affect the short-term rental and the long-term rental business may expose us to significant penalties, which could have an adverse effect on our SFR operations.
There have been and continue to be legal and regulatory developments that affect the short-term rental and long-term rental of single-family residences and buying and selling real estate. Private groups, such as homeowners, landlords, and condominium and neighborhood associations, have adopted contracts or regulations that purport to ban or otherwise restrict single-family residential rentals, and third-party lease agreements between landlords and tenants, home insurance policies, and mortgages may prevent or restrict the ability of our customers to list their spaces. These groups and others cite concerns around affordable housing, among other issues, and some state and local governments have implemented or considered implementing rules, ordinances, or regulations governing the short-term or long-term rental of properties. Legislation in other regions also could have a material impact on the way short-term and long-term rentals are regulated. Such regulations include ordinances that restrict or ban our SFR Partners from short-term rentals, long-term rentals, set annual caps on the number of days customers can lease their homes, require customers to register with the municipality or city, or require customers to obtain permission before offering short-term rentals. Macroeconomic pressures and public policy concerns could also lead to new laws and regulations, or interpretations of existing laws and regulations, or widespread enforcement actions that limit the ability of our customers to lease their single-family residences. If laws, regulations, rules, or agreements significantly restrict or discourage our customers in certain jurisdictions from leasing their properties, it could have an adverse effect on our SFR operations.
Compliance with governmental laws, regulations, and covenants that are applicable to our SFR Partners’ properties or that may be passed in the future, including affordability covenants, permit, license, and zoning requirements, may adversely affect our ability to manage customer properties and could adversely affect our growth strategy.
Rental homes are subject to various federal, state, and local laws and regulatory requirements, including permitting, licensing, and zoning requirements. Local regulations, including municipal or local ordinances, restrictions, and restrictive covenants imposed by community developers may restrict the use of our customers’ properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties. Among other things, these restrictions may relate to fire and safety, seismic, asbestos cleanup, or hazardous material abatement requirements. Such local regulations may cause our SFR Partners to incur additional costs to renovate or maintain their properties in accordance with the particular rules and regulations, which could affect the desirability of owning investment properties. Additionally, state and local agencies may place affordability covenants on certain properties to ensure that they are used to provide affordable housing for persons or families of lower income.

Tenant relief laws, including laws regulating evictions, rent control laws, and other regulations that limit our SFR Partners’ ability to increase rental rates may negatively impact their rental income and profitability.

As the landlord of numerous properties, our SFR Partners are involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that raise costs and expose our customers to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, our internal policies and procedures, and other sources of expense and delay, each of which may delay our SFR Partners’ ability to gain possession and stabilize the property. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises.

Furthermore, state and local governmental agencies may introduce rent control laws or other regulations that limit our SFR Partners’ ability to increase rental rates, which may affect their rental income. Especially in times of recession and economic slowdown, rent control initiatives can amass significant political support. If rent controls unexpectedly became applicable to certain of our customers’ properties, their revenue from and the value of such properties could be adversely affected, as could our SFR operations.

Numerous tenant rights and consumer rights organizations exist throughout the country and operate in our SFR Partners’ markets, and both we and our customers could become a target of legal demands, litigation, and negative publicity. Many such consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues; and with the increased market for homes arising from displaced homeownership, some of these organizations may shift their litigation, lobbying, fundraising, and grassroots organizing activities to focus on landlord-resident issues.

Although we and our SFR Partners intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take or what remedies they may seek. Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, adversely impact our business, or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Risks Related to Dual Class Structure

The dual class structure of Pagaya Ordinary Shares has the effect of concentrating voting power with certain shareholders—in particular, our Founders—which will effectively eliminate your ability to influence the outcome of many important determinations and transactions, including a change in control.

Our Class A Ordinary Shares, which are the shares that are being issued or offered for resale, have one vote per share, and our Class B Ordinary Shares have 10 votes per share. On June 22, 2022, the Founders, and any person or entity that, through contract, proxy or operation of law, has irrevocably delegated the sole and exclusive right to vote the Class B Ordinary Shares held by such person or entity to a Founder (“Permitted Class B Owners”), received all of the Class B Ordinary Shares that were issued and outstanding. By virtue of their holdings of Class B Ordinary Shares, the Founders, in the aggregate, hold approximately 77.6% of our voting power. In addition, the Founders hold Pagaya Options which, if exercised in full and assuming no dilution of their holdings, would result in the Founders’ holding, in the aggregate, approximately 89.3% of our voting power. This percentage may increase if additional shares are issued to our Founders based on increases in our market capitalization at the EJFA Closing as a result of the vesting of stock options. All outstanding Class B Ordinary Shares held by a Founder and any Permitted Class B Owners will automatically be converted into an equal number of Class A Ordinary Shares (and therefore will have one rather than 10 votes per share) on the earliest to occur of (i) (A) (1) such Founder’s employment as our officer being terminated not for cause, (2) such Founder resigning as our officer, (3) death or Permanent Disability (as defined in the Pagaya Articles) of such Founder or such Founder’s bankruptcy; provided, however, that if such Founder or such Permitted Class B Owner validly provides for the transfer of some or all of his, her or its Class B Ordinary Shares to one or more of the other Founders or Permitted Class B Owners affiliated with one or more of the other Founders in the event of death or Permanent Disability, then such Class B Ordinary Shares that are transferred to another Founder or Permitted Class B Owner affiliated with one or more of the other Founders shall remain Class B Ordinary Shares and shall not convert into an equal number of Class A Ordinary Shares or (4) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or his Class B Ordinary Shares and (B) such Founder no longer serving on Pagaya Board; (ii) 90 days after such Founder is terminated for cause, subject to certain exceptions, or (iii) the earliest to occur of (A) such time as the Founders and their permitted transferees first collectively hold less than 10% of our total issued and outstanding ordinary share capital and (B) the 15th anniversary of the EJFA Closing. See Exhibit 2.6 to this Annual Report for further discussion of the terms of the Pagaya Articles, including the circumstances under which a Founder’s Class B Ordinary Shares will convert into Class A Ordinary Shares. Accordingly, except with respect to the limited matters as to which Israeli corporate law requires approval by a majority of votes cast by shareholders other than controlling shareholders, and although such Founders are not parties to any voting agreement (other than the Pagaya Voting Agreement) or similar arrangement and are free to act independently of one another and without coordination or collaboration, such Founders will collectively effectively control all matters submitted to the our shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

The Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and the adoption of the Pagaya Articles may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

The dual class structure of Pagaya Ordinary Shares may adversely affect the trading market for Class A Ordinary Shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P Mid Cap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI Inc. (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in indices that exclude companies with multi-class share structures, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in Class A Ordinary Shares. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make Class A Ordinary Shares less attractive to investors and, as a result, the market price of Class A Ordinary Shares could be adversely affected.

Risks Related to Our Legal and Regulatory Environment

Litigation, regulatory actions, consumer complaints and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

In the ordinary course of business, we may be named as a defendant in various legal actions, including litigation, involving our Partners’ financial products. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations and resources, and distracting to management. Generally, litigation involving our Partner’s financial products arises from the dissatisfaction of a consumer with the products or services offered by our Partners; however, some of this litigation may arise from other matters, including claims of violation of laws related to collections efforts, and credit reporting. Our involvement in any such matter also could cause significant harm to our or our Partners’ reputations and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business.

In addition, a number of participants in the consumer financial services industry have been the subject of putative class action lawsuits, state attorney general actions, other state or local regulatory or enforcement actions, and federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury and disclosure laws, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating and collecting consumer finance loans and other consumer financial services and products. In the current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance improvement efforts, which may delay or preclude our or our Partners’ ability to provide certain new products and services, including the use of our AI technology by Partners. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection and anti-discrimination statutes or under any of the various federal consumer financial services statutes, including those prohibiting discrimination in lending and unfair, deceptive, and abusive acts or practices, may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

Many of the consumer and credit assets that the Financing Vehicles acquire are governed by agreements that include arbitration clauses. If these arbitration agreements were to become unenforceable for any reason, or such clauses are not included, we could experience an increase to our consumer litigation costs and exposure to potentially damaging class action lawsuits, with a potential material adverse effect on our business and results of operations.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issues, could result in financial remediation. These self-identified issues and remediation payments could be significant, depending on the issues and impact, and could generate litigation or regulatory investigations that subject us to additional risk.

If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, or monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply.

Our Partners and prospective Partners are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality and use of our AI technology and network. In addition, we and our Partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our Partners, vendors, and other service providers indirectly, including through certain uses of our products and services, and in areas such as consumer finance and lending, investment advisory and securities law, and data protection, use and cybersecurity, and through our relationships with our Partners and the Financing Vehicles.

We must comply with regulatory regimes or facilitate compliance with regulatory regimes on behalf of our Partners that are independently subject to supervision by federal and state financial services and consumer protection regulators, including those applicable to consumer credit transactions, account servicing and debt collection, and the purchase and sale of whole loans and other related transactions. Certain state laws generally regulate interest rates, fees and other charges, require certain disclosures and regulate various loan terms and conditions. In addition, other federal and state laws may apply to loan originations, underwriting, allocation of finance assets originated by our Partners, the servicing and collection of loans and other obligations, the purchase and sale of whole loans or other obligations or securitization vehicles.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activities relating to consumer finance transactions, including facilitating, offering and assisting with such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or purchasing or selling consumer loans or other obligations. The application of some consumer finance licensing laws to our AI technology, the networks of our Partners and the related activities we perform is unclear or debatable, which increases the risk that we may be deemed noncompliant with such licensing laws. In addition, state licensing requirements may evolve over time, including, in particular, recent trends toward increased licensing requirements and regulation of parties engaged in loan solicitation activities. If we or our Partners were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, our business could be harmed or limited, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the obligations from our Partners could be rendered void or unenforceable, in whole or in part, any of which could have a material adverse effect on our business.

In particular, certain statutes, laws, regulations and rules to which we, our Partners, the Financing Vehicles or their respective service providers are or may be subject, and with which we facilitate or may facilitate compliance, include:

•foreign, U.S. federal and state lending statutes and regulations that require certain parties, including our Partners, to hold licenses or other government approvals or filings in connection with specified activities, and impose requirements related to marketing and advertising, transaction disclosures and terms, fees and interest rates, usury, credit discrimination, credit reporting, servicemember relief, debt collection, repossession, unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, cybersecurity, conduct in connection with data breaches and money transmission;
•the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act, and similar state and municipal fair lending laws;
•foreign, U.S. federal and state securities laws, including, among others, the Securities Act, the Exchange Act, the Investment Advisers Act, and the Investment Company Act rules and regulations adopted under those laws, and similar foreign, state laws and regulations which govern securities law, advisory services, Financing Vehicles or how we generate or purchase consumer credit assets, other loan product regulations, the Israeli Joint Investments in Trust Law, 5754-1994, the Israeli Securities Law, the Israeli Law for Regulation of Investment Advice, Investment Marketing and Portfolio Management, 5755-1995, the Israeli Law for Supervision of Financial Services (Regulated Financial Services), 5776-2016, and the Israeli Banking (Licensing) Law, 5741-1981;
•foreign, U.S. federal and state laws and regulations addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data, including, among others, Fair Credit Reporting Act (the “FCRA”), Gramm-Leach-Bliley Act (the “GLBA”), Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, Controlling the Assault of Non-Solicited Pornography and Marketing (the “CAN-SPAM”), Telephone Consumer Protection Act (the “TCPA”), Federal

Trade Commission Act (the “FTC Act”), California Consumer Privacy Act (the “CCPA”), General Data Protection Regulation (the “GDPR”) and the Protection of Privacy Law 5741-1981;
•the FCRA and Regulation V promulgated thereunder, which imposes certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining or using consumer reports, taking adverse action on the basis of information from consumer reports, the accuracy and integrity of furnished information, addressing risks of identity theft and fraud and protecting the privacy and security of consumer reports and consumer report information and other related data use laws and regulations;
•the GLBA and Regulation P promulgated thereunder, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations;
•the U.S. credit risk retention rules promulgated under the Dodd-Frank Act, which require a securitizer of securitization vehicles to retain an economic interest in the credit risk of the assets collateralizing the securitization vehicles;
•the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their consumer credit obligations, require creditors to comply with certain practice restrictions, limit the ability of a creditor to impose certain terms, impose disclosure requirements in connection with credit card applications and solicitations, and impose disclosure requirements in connection with credit advertising;
•Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive, unconscionable, unlawful or abusive acts or practices;
•the Credit Practices Rule, which (i) prohibits creditors from using certain contract provisions that the Federal Trade Commission has found to be unfair to consumers; (ii) requires creditors to advise consumers who co-sign obligations about their potential liability if the primary obligor fails to pay; and (iii) prohibits certain late charges;
•the FRB, OCC (as defined below) and FDIC guidance related to model risk management and management of vendors and other bank specific requirements pursuant to the terms of service agreements with banks and the examination and enforcement authority of the FDIC under the Bank Service Company Act;
•U.S. federal and state regulation and licensing requirements related to the auto insurance and finance industries, including related to being a manager general agent;
•the U.S. Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
•the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations, requires creditors to reduce the interest rate to 6% on loans to military members under certain circumstances, and imposes restrictions on enforcement of loans to servicemembers, so that military members can devote full attention to military duties;
•the Military Lending Act, which requires those who lend to “covered borrowers,” including members of the military and their dependents, to only offer Military Annual Percentage Rates (“APRs”) (a specific measure of all-in-cost-of-credit) under 36%, prohibits arbitration clauses in loan agreements, and prohibits certain other loan agreement terms and lending practices in connection with loans to military servicemembers, among other requirements, and for which violations may result in penalties including voiding of a loan agreement;
•the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;
•the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require creditors and loan servicers to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;
•the Right to Financial Privacy Act and similar state laws enacted to provide the financial records of financial institution customers a reasonable amount of privacy from government scrutiny;
•the Bank Secrecy Act and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;
•the regulations promulgated by the Office of Foreign Assets Control (“OFAC”) under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system;

•governmental laws, regulations, and covenants that are applicable to the properties that our Financing Vehicles have interests in, including tenant relief laws, restrictions on evictions and collections, rent control laws, affordability covenants, permit, license, and zoning requirements;
•U.S. Fair Housing Act and state and local fair housing laws; and
•other foreign, U.S., federal, state and local statutes, rules and regulations.

We and our Partners may not always have been, and may not always be, in compliance with these and other applicable statutes, regulations, rules and other laws. Compliance with these requirements is costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate consumer financial services in ways that make it more difficult or costly for us to operate our AI technology and offer related services or facilitate the allocation of obligations from our Partners. These laws also are often subject to changes that could severely limit the operations of our business model. For example, in 2019, a bill was introduced in the U.S. Senate that would create a notional cap of the lesser of 15% Annual Percentage Rate (“APR”) or the maximum rate permitted by the state in which the consumer resides. Although such a bill may never be enacted into law, if such a bill were to be enacted, it would greatly restrict the number of loans that could be placed through our network. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which we conduct our business. The regulatory environment in which financial institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to enforce relevant laws, regulations and policies have become more intense. Additionally, states are increasingly introducing and, in some cases, passing laws that restrict interest rates and APRs on loans similar to the assets acquired by the Financing Vehicles. For example, California has enacted a “mini-CFPB,” which increases its oversight over partnership relationships and strengthens state consumer protection authority of state regulators to police debt collections and unfair, deceptive or abusive acts and practices. Additionally, voter referenda have been introduced and, in some cases, passed restrictions on interest rates and/or APRs. If such legislation or bills were to be adopted, or state or federal regulators seek to restrict regulated financial institutions such as our Partners from engaging in business with us in certain ways, our Partners’ ability to originate assets in certain states, and the ability of Financing Vehicles to purchase such assets, could be greatly reduced, and as a result, our business, financial condition and results of operations would be adversely affected.

In addition, we are currently subject to a variety of, and may in the future become subject to, additional foreign, federal, state, and local laws that are continuously changing, including laws related to: the real estate brokerage, auto insurance, real estate ownership and services industries, credit cards, and data security, cybersecurity, privacy, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

Where applicable, we seek to comply with applicable law. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that our compliance policies and procedures will be effective. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. Nevertheless, if we, our Partners or the Financing Vehicles are found to not comply with applicable laws, we could become subject to greater scrutiny by regulatory agencies, face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate or acquire assets or make our network available to Partners and their customers in particular states, which may harm our business. In addition, non-compliance could subject us to damages, litigation, class action lawsuits, regulatory action, investigations, administrative enforcement actions, monetary payments to our Partners or asset investors, rescission rights held by investors in securities offerings and civil and criminal liability, all of which would harm our business and reputation.

Changes in laws or regulations relating to privacy, cybersecurity, data protection, or the protection, use or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection, or the protection or transfer of personal information, could adversely affect our business.

We, our Partners, vendors, and other service providers, receive, collect, use, disclose, transmit, and store a large volume of personally identifiable information and other sensitive data relating to individuals, such as our Partners’ customers, asset investors and our employees. Our use, receipt, and other processing of data in our business subjects us to numerous state, federal and foreign laws and regulations, addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data. Such regulations include, for example, the GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, TCPA, FCRA, FTC Act, and the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.

For example, on December 9, 2021, the FTC adopted amendments to the GLBA’s Safeguards Rule, which requires financial services providers, like our Partners, to develop, implement, and maintain a comprehensive information security program. The amendments provide more prescriptive security controls that financial services providers would be required to implement, such as specific access and authentication controls, risk assessment requirements, and oversight by appointment of a Chief Information Security Officer who would be required to provide annual written reports to the board of directors. In addition, the FTC has brought enforcement actions against third-party service providers of financial services providers directly and against financial services providers for failures by service providers to implement appropriate controls to safeguard consumers’ personal information.

As another example, the CCPA went into effect on January 1, 2020, and, among other things, requires new disclosures to California consumers and affords such consumers new data privacy rights, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per violation. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (the “CPRA”), was approved by California voters in the November 3, 2020 election, and significantly modifies the CCPA, including expanding California consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. The CPRA creates obligations relating to consumer data beginning on January 1, 2022, with implementing regulations formally adopted on February 3, 2023, and enforcement beginning July 1, 2023. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, Colorado, Connecticut, New Hampshire, Illinois, Nebraska, and Utah. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), and on July 8, 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), comprehensive privacy statutes that become effective on January 1, 2023 and July 1, 2023, respectively, and share similarities with the CCPA, CPRA, and legislation proposed in other states.

The CCPA, CPRA, CDPA, CPA and other changes in laws or regulations relating to privacy, cybersecurity, data protection, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of laws or regulations like the GLBA, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our network, require significant changes to our operations, or even prevent us from providing our network in jurisdictions in which we currently operate and in which we may operate in the future. Certain other state laws impose similar privacy obligations and we also expect that more states may enact legislation similar to the CCPA, CPRA, CDPA and CPA, which provide consumers with new privacy rights and increase the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies. In addition, some jurisdictions, such as New York, Massachusetts, and Nevada have enacted more generalized data security laws that apply to certain data that we process. We cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any such laws, rules, regulations, and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations, or may conflict with our current or future practices. Additionally, our Partners’ customers may be subject to differing privacy laws, rules, and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our receipt, use, processing, storage, sharing, and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules, and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned products and services and/or increase our cost of doing business.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, cybersecurity, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the FCRA, GLBA, CCPA, CPRA, CDPA, CPA and potentially other laws and regulations that may be proposed or amended, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business has grown, we must also remain compliant with privacy and data security laws from other jurisdictions outside of the United States and Israel, including the GDPR. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of persons located in the European Economic Area (the “EEA”) and the data practices of companies operating in the EEA. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to competent national data protection authorities, provides for lawful bases on which personal data can be processed, provides for an expansive definition of personal data and requires changes to informed consent practices. In addition, the GDPR provides for heightened scrutiny of transfers of personal data from the European Economic Area, to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of an enterprise’s consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, cybersecurity, data protection, and information security, it is possible that our interpretations of the law, practices, or our network could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our Partners, vendors, service providers, or Partners’ customers, to comply with applicable laws or regulations or any other obligations relating to privacy, cybersecurity, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing Partners from working with us, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

A heightened regulatory and enforcement environment in the financial services industry may have an adverse impact on our Partners and our business.

Since the enactment of the Dodd-Frank Act, a number of substantial regulations affecting the supervision and operation of the financial services industry within the United States have been adopted, including those that establish the CFPB. The CFPB has issued guidance that applies to, and conducts direct examinations of, “supervised banks and nonbanks” as well as “supervised service providers”. In addition, the CFPB regulates consumer financial products and services. Certain of our Partners are also subject to regulation by federal and state authorities and, as a result, could pass through some of those compliance obligations to us.

To the extent this oversight or regulation negatively impacts our Partners, our business, financial condition, and results of operations could be adversely affected because, among other matters, our Partners could have less capacity to purchase products and services from us, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by re-negotiating their agreements with us. Additional regulation, examination, and oversight of us could require us to modify the manner in which we contract with or provide products and services to our Partners, require us to invest additional time and resources to comply with such oversight and regulations, or limit our ability to update our existing products and services, or require us to develop new ones. Any of these events, if realized, could adversely affect our business, financial condition, and results of operations. The heightened enforcement environment includes a recent initiative by the Department of Justice Civil Rights Division, the CFPB and bank regulators to focus on “digital redlining” resulting from purportedly biased underwriting algorithms.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements, our activities may be restricted, and our ability to conduct business could be materially adversely affected.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. The Investment Company Act contains substantive legal requirements that regulate the manner in which an “investment company” is permitted to conduct its business activities.

The Investment Company Act defines an “investment company” as, in pertinent part, an issuer that holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, absent an applicable exemption, owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. However, an issuer engaged primarily, directly or through a wholly-owned subsidiary or subsidiaries (that themselves are not investment companies or relying on an exclusion from the definition of “investment company” set out in Sections 3(c)(1) or 3(c)(7)), in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is excluded from the definition of “investment company.”

We currently hold interests in securitization transactions in order to satisfy U.S. risk retention requirements, which in the aggregate exceed 40% of our assets (exclusive of U.S. government securities and cash items) reflected on our balance sheet. Nonetheless, we believe that we are engaged primarily in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities and we have conducted, and intend to continue to conduct, our business in a manner that does not result in us being characterized as an investment company. We believe that we are engaged primarily in the business of developing and implementing proprietary AI technology and related software solutions to assist Partners to originate loans and other assets with more effective credit decision-making processes, and sponsoring, managing and/or administering Financing Vehicles; and we are not in the business of investing, reinvesting or trading in securities. Although we also believe that our primary source of income is fees earned in exchange for the provision of services and not income on investment securities, to avoid being deemed an investment company, we may decide to forego attractive opportunities to expand our business.

If we are deemed to be an investment company under the Investment Company Act, including as a result of changes in our business in the future (although no such changes are currently anticipated), we may be required to institute burdensome compliance requirements, restricting our activities in a way that could adversely affect our business, financial condition and results of operations. The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Compliance with the requirements of the Investment Company Act applicable to registered investment companies may make it difficult for us to continue our current operations and could materially and adversely affect our business, financial condition and results of operations. If we were ever deemed to be in noncompliance with the Investment Company Act, we could also be subject to various penalties, including administrative or judicial proceedings that might result in censure, fine, civil penalties, cease-and-desist orders or other adverse consequences, as well as private rights of action, any of which could materially adversely affect our business.

The SEC oversees and directly regulates the activities of a subsidiary that is a registered investment adviser under the Investment Advisers Act.

The Investment Advisers Act imposes specific restrictions on an investment adviser’s ability to conduct its investment advisory business and operations. Our registered investment adviser and certain other parts of our business are subject to additional requirements that cover, among other things, disclosure of information about our business to Partners and asset investors; maintenance of written compliance policies and procedures; conflicts of interest; agency and principal transactions; maintenance of extensive books and records; restrictions on the types of fees we may charge, including network AI fees; solicitation arrangements; maintaining effective compliance programs; custody of client assets; client privacy; advertising; and proxy voting. Under the Investment Advisers Act, an investment adviser (whether or not registered under the Investment Advisers Act) has fiduciary duties to its clients. The SEC has interpreted these duties to impose standards, requirements and limitations on, among other things, trading for proprietary, personal and client accounts; conflicts of interest; allocations of investment opportunities among clients or other services that help managers make investment decisions; execution of transactions; and recommendations to clients. One of our subsidiaries is subject to regular examinations by the SEC and as a relatively new registered investment adviser in 2021, it has not yet undergone a routine examination. Any adverse findings resulting from such examination may result in administrative enforcements or significant reputational harm. Failure to comply with the obligations imposed by the Investment Advisers Act could result in investigations, sanctions, restrictions on the activities of us or our personnel and reputational damage.

We and the Financing Vehicles rely on complex exemptions from statutes in conducting the funding component of our business.

We regularly rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting the funding component of our business with the Financing Vehicles. The requirements imposed by regulators are designed primarily to ensure the integrity of the financial markets and to protect asset investors and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements. These exemptions are highly complex, the application to our business and Financing Vehicles can be ambiguous and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, or their applicability challenged, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected.

Securitizations expose us to certain risks, and we can provide no assurance that we will be able to access the securitization market in the future, which could materially and adversely affect our ability to execute on our business plan.

We have sponsored the securitizations, and expect in the future to sponsor securitizations, of certain assets acquired from our Partners by the Financing Vehicles. In asset-backed securities transactions, a special purpose entity (or “SPE”), which we administer, purchases pools of assets from certain of our Partners. Concurrently, each securitization SPE typically issues notes and certificates pursuant to the terms of indentures and trust agreements. The securities issued by the SPEs in securitization vehicles transactions are each secured by the pool of assets owned by the applicable SPE. We may retain debtor equity interests in the SPEs. Such equity interests are residual interests in that they entitle the equity owners of such SPEs, including us, to a certain proportion of the residual cash flows, if any, from the loans and any assets remaining in such SPEs once the securities are satisfied and paid in full. Further, we, as securitization sponsor or through a majority-owned affiliate, will hold either an eligible horizontal interest in the most subordinate class of securities or an eligible vertical interest of a portion of each class of securities offered to satisfy U.S. risk retention requirements, and we may purchase securities in excess of the amount required pursuant to U.S. risk retention rules. As a result of challenging credit and liquidity conditions, the value of the subordinated securities that we retain or other transaction participants purchase in such SPEs might be reduced or, in some cases, eliminated.

During periods of financial disruption, such as the financial crisis that began in 2008 and the COVID-19 pandemic that began in early 2020, the securitization market has been constrained or has contracted, and this could occur again in the future. In addition, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act, the Investment Company Act and the so-called “Volcker Rule,” may affect the type of securitizations that we are able to complete or limit our ability to effect securitization transactions entirely. Recent deterioration in the securitization markets and potential future declines may materially impact our revenues, income and cash flow. In particular, certain of our historical Financing Vehicles have had substantially higher delinquencies when compared to similar securitizations of our 2020 vintage, which may result in a decline in our revenue, income and cash flow.

If it is not possible or economical for us to securitize consumer credit assets in the future, we would need to seek alternative financing to support our business and the products and services we provide to our Partners. Such funding may be unavailable on commercially reasonable terms, or at all. If the cost of such purchasing consumer credit assets were to be higher than that of our securitizations, the fair value of the consumer credit assets would likely be reduced, which would negatively affect the investment performance of certain of the Financing Vehicles and our results of operations. If we are unable to access such alternative financing, our ability to direct the purchase of consumer credit assets by securitization vehicles and our results of operations, financial condition and liquidity would be materially adversely affected.

Pursuant to the terms of the securitization transaction documents, we may be entitled to excess amounts, if any, generated by the sale of securitization notes and certificates to asset investors, which represents a significant source of our earnings. We cannot assure you that the Financing Vehicles will continue to purchase consumer credit assets or that they will continue to purchase assets in transactions that generate the same excess cash flow, spreads and/or fees that have historically been purchased.
Potential asset investors may also reduce the prices they are willing to pay for the securitization notes and/or certificates they purchase during periods of economic slowdown or recession to compensate for any increased risks. A reduction in the sale price of the securitization notes and/or certificates would negatively impact our operations and returns. Any sustained decline in demand for consumer credit assets, or any increase in delinquencies, defaults or losses that result from economic downturns, may also reduce the price we receive on securitization notes and/or certificates, which would harm our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We may be subject to certain economic and trade sanctions laws and regulations, export control and import laws and regulations, including those that are administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Israeli Ministry of Defense, the Israeli Ministry of Finance, and other relevant governmental authorities.

We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-bribery laws in countries in which we conduct our activities. These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, the FCPA’s accounting provisions require us to maintain accurate books and records and a system of internal accounting controls. We have policies, procedures, systems, and controls designed to promote compliance with applicable anti-corruption laws.

As we increase and scale our business, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, Partners, asset investors and agents, even if we do not authorize such activities.

Our Partners may have customers, or asset investors may be, in jurisdictions that are subject to economic and financial sanctions programs or trade embargoes maintained by the United States (including sanctions administered by OFAC), Israel (including the Israeli Trade with the Enemy Ordinance, 1939, the Israeli Defense Export Control Law, 5767-2007, the Israeli Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports), 5767-2006 and other sanctions laws and specialized lists), the European Union, the United Kingdom, and other applicable jurisdictions. These sanctions generally prohibit the sale of products or provision of services to jurisdictions subject to a full embargo (“Sanctioned Countries”) and to sanctioned parties. We have taken steps to avoid having transactions with those in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries or sanctioned parties going forward. Although we have taken precautions to prevent our solutions from being provided, deployed or used in violation of sanctions laws, due to the remote nature of our solutions and the potential for manipulation using virtual private networks, we cannot assure you that our policies and procedures relating to sanctions compliance will prevent any violations. If we are found to be in violation of any applicable sanctions regulations laws and regulations, it could result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws and we may be held responsible. Non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

As the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.

The political and regulatory framework for AI technology and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our network and the way in which we use AI technology and machine learning, including with respect to lending laws, fair lending laws and model risk management guidance. In the last year, the U.S. Banking regulators and CFPB have increased its focus on financial institutions that rely on AI technology in their business and has sent requests for information to various companies to better understand the use of AI technology and machine learning by financial institutions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. In addition, a number of U.S. lawmakers have stated that algorithmic underwriting technologies may result in disparate impact discrimination and urged consumer regulatory agencies to increase enforcement actions where necessary to ensure that consumer lending technology is not being used to discriminate or exacerbate existing biases. Accordingly, we face a risk that the use of machine learning in our models, or one or more variables in our model, could be deemed to have resulted in a “disparate impact” on protected groups. Such a result would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses.

If obligations by one or more Partners that utilize our network were subject to successful challenge that the Partner was not the “true lender,” such obligations may be unenforceable, subject to rescission or otherwise impaired, we or other program participants may be subject to penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business, financial condition and results of operations.

Obligations are originated by our Partners in reliance on the fact that our Partners or their bank partners (if applicable) are the “true lenders” for such obligations rather than us or our Partners (if applicable). That true lender status determines various program details, including that we do not hold licenses required solely for being the party that extends credit to consumers, among other requirements. Because the obligations facilitated with the assistance of our AI technology are originated by our Partners or their bank partners, many state consumer financial regulatory requirements, including usury restrictions (other than the restrictions of the state in which a Partner originating a particular obligation is located) and many licensing requirements and substantive requirements under state consumer credit laws, are treated as inapplicable based on principles of federal preemption or express exemptions provided in relevant state laws for certain types of financial institutions or obligations they originate.

Certain recent litigation and regulatory enforcement activities have challenged, or are currently challenging, the characterization of certain Partners or their bank partners as the “true lender” in connection with programs involving origination relationships between a bank partner and non-bank lending network or program manager. For example, the Colorado Administrator has entered into a settlement agreement with certain banks and nonbanks that addresses this true lender issue. Specifically, the settlement agreement sets forth a safe harbor indicating that a bank is the true lender if certain specific terms and conditions are met. However, other states could also bring lawsuits based on these types of relationships. For example, on June 5, 2020, the Washington, DC Attorney General filed a lawsuit against online lender Elevate Credit International Limited (“Elevate”) for allegedly deceptively marketing high-cost loans with interest rates above the Washington, DC usury cap. The usury claim is based on an allegation that Elevate, which was not licensed in Washington, DC, and not its partner bank, originated these loans, and was therefore in violation of the state’s usury laws.

Pursuant to the Congressional Review Act, Congress and the executive branch have repealed the Office of the Comptroller of the Currency’s (the “OCC”) True Lender Rule, which deemed a national bank that funded a loan or was named as the lender in an agreement the “true lender.” Under the Congressional Review Act, the OCC is barred from promulgating a substantially similar rule. Accordingly, how regulators and courts will apply and interpret laws relevant to the “true lender” issue is unclear.

There have been no formal proceedings against us or the Financing Vehicles or indication of any such proceedings to date, but there can be no assurance that the Colorado Administrator or other state regulators will not make assertions similar to those made in its present actions with respect to the obligations facilitated with the assistance of our network in the future.

It is also possible that other state agencies or regulators could make similar assertions. If a court, or a state or federal enforcement agency, were to deem us, rather than our Partners, to be the “true lender” for obligations originated by our Partners on our network, and if for this reason (or any other reason) the obligations were deemed subject to and in violation of certain state consumer finance laws, we (or the Financing Vehicles) could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas) and other penalties or consequences, and the obligations could be rendered void or enforceable in whole or in part, any of which could have a material adverse effect on our business (directly, or as a result of adverse impact on our relationships with our Partners, asset investors or other commercial counterparties).

If assets originated by our Partners were found to violate the laws of one or more states, whether at origination or after sale by our Partners, assets acquired, directly or indirectly, by the Financing Vehicles may be unenforceable or otherwise impaired, we (or the Financing Vehicles) may be subject to, among other things, fines and penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business and results of operations.

When establishing the interest rates and structures (and the amounts and structures of certain fees constituting interest under federal banking law, such as origination fees, late fees and non-sufficient funds fees) that are charged by our Partners on assets originated with the assistance of our AI technology, our Partners (or their bank partners) rely on certain authority under federal law to export the interest rate permitted in the state where each Partner (or its bank partners) is located to their customers in all other states. Further, certain of our Partners and asset investors rely on the ability of subsequent holders to continue charging such rate with such fee structures and enforce other contractual terms agreed to by our Partners (or their bank partners), which are permissible under federal banking laws following the acquisition of the assets. The current annual percentage rates of the assets facilitated with the assistance of our technology network typically range up to 36%. In some states, the interest rates of certain loans exceed the maximum interest rate permitted for consumer loans made by non-bank lenders to customers residing in, or that have nexus to, such states. In addition, the rate structures for assets may not be permissible in all states for non-bank lenders and/or the amount or structures of certain fees charged in connection with assets may not be permissible in all states for non-bank lenders.

Usury, fee and disclosure-related claims involving loans may be brought or raised in multiple ways. Program participants may face litigation, government enforcement or other challenge, for example, based on claims that bank lenders did not establish loan terms that were permissible in the state such participants were located or did not correctly identify the home or host state in which they were located for purposes of interest exportation authority under federal law. Alternatively, we, our non-bank Partners or asset investors may face litigation, government enforcement or other challenge, for example, based on claims that rates and fees were lawful at origination, but that subsequent purchasers were unable to enforce the loan pursuant to its contracted-for terms, or that certain disclosures were not provided at origination because while such disclosures are not required of banks, they may be required of non-bank lenders.

In Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S. Ct. 2505 (June 27, 2016), for example, the U.S. Court of Appeals for the Second Circuit held that the non-bank purchaser of defaulted credit card debt could not rely on preemption standards under the National Bank Act applicable to the originator of such debt in defense of usury claims.

The extent to which other courts will apply the Second Circuit’s Madden decision remains subject to clarification. For example, the Colorado Administrator of the Colorado Uniform Consumer Credit Code (the “UCCC”), reached a settlement with respect to complaints against two online lending platforms, including with respect to the role of partners and sale of assets to investors. The complaints included, among other claims, allegations, grounded in the Second Circuit’s Madden decision, that the rates and fees for certain loans could not be enforced lawfully by non-bank purchasers of bank-originated loans. Under the settlement, these banks and non-Partners committed to, among other things, limit the APR on loans to Colorado consumers to 36% and to take other actions to ensure that the banks were in fact the true lenders. The nonbanks also agreed to obtain and maintain a Colorado lending license. In Colorado, this settlement should provide a helpful model for what constitutes an acceptable Partnership model. However, the settlement may also invite other states to initiate their own actions, and set their own regulatory standards through enforcement.

As noted above, federal prudential regulators have also taken actions to address the Madden decision. On May 29, 2020, the OCC issued a final rule reaffirming the “valid when made” doctrine. This ruling affirms that when a national bank or savings association sells, assigns, or otherwise transfers a loan, interest permissible before the transfer continues to be permissible after the transfer. That rule took effect on August 3, 2020. Similarly, the FDIC finalized on June 25, 2020 its 2019 proposal declaring that the interest rate for a loan is determined when the loan is made, and will not be affected by subsequent events. A number of states have filed suits seeking to invalidate these rules on the grounds that the OCC and FDIC exceeded their authority when promulgating those rules. Notably, on February 8, 2022 the District Court for the Northern District of California granted summary judgment in favor of the OCC and FDIC against state claims that the valid when made rules adopted by the FDIC and OCC were invalid; however, future court interpretations of these federal rules are uncertain.

There are factual distinctions between our programs and the circumstances addressed in the Second Circuit’s Madden decision, as well as the circumstances in the Colorado Uniform Consumer Credit Code settlement, credit card securitization litigation, and similar cases. As noted above, there are also bases on which the Madden decision’s validity might be subject to challenge or the Madden decision may be addressed by federal regulation or legislation. Nevertheless, there can be no guarantee that a Madden-like claim will not be brought successfully against us or the Financing Vehicles.

If a borrower or any state agency were to successfully bring a claim against us, our Partners, a Financing Vehicle, the managers or administrators of such vehicles or asset investors for a state usury law or fee restriction violation and the rate or fee at issue on the loan was impermissible under applicable state law, we, our Partners, Financing Vehicles, administrators or such asset investors may face various commercial and legal repercussions, including that such parties would not receive the total amount of interest expected, and in some cases, may not receive any interest or principal, may hold assets that are void, voidable, rescindable, or otherwise impaired, or may be subject to monetary, injunctive or criminal penalties. Were such repercussions to apply to us, we may suffer direct monetary loss or may be a less attractive candidate for our Partners, Financing Vehicle administrators or asset investors with which to enter into or renew relationships. We may also be subject to payment of damages in situations where we agreed to provide indemnification to our Partners or Financing Vehicles, as well as fines and penalties assessed by state and federal regulatory agencies.

The CFPB has at times taken expansive views of its authority to regulate consumer financial services, creating uncertainty as to how the agency’s actions or the actions of any other new government agency could adversely affect our business, financial condition and results of operations.

The CFPB has broad authority to create and modify regulations under federal consumer financial protection laws and regulations, such as the Truth in Lending Act and Regulation Z, the Equal Credit Opportunity Act (“ECOA”) and Regulation B, the Fair Credit Reporting Act and Regulation V, the Electronic Funds Transfer Act and Regulation E, among other laws, and to enforce compliance with those laws. The CFPB supervises banks, thrifts and credit unions with assets over $10 billion and examines certain of our Partners. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including payday lenders, private education lenders, and larger participants in other areas of financial services. The CFPB is also authorized to prevent “unfair, deceptive or abusive acts or practices” through its rulemaking, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the financial products facilitated with the assistance of our AI technology. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, including through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty about the future of the CFPB and as to how its strategies and priorities, including in both its examination and enforcement processes, will impact our business and our results of operations going forward. This uncertainty is increased in light of the fact that the new director of the CFPB has new examination and enforcement priorities, including safeguarding against algorithmic bias. In April 2022, the CFPB announced that it intends to examine nonbank financial companies that pose risks to consumers. If the CFPB decides to subject us to its supervisory process, it could significantly increase the level of regulatory scrutiny of our business practices. Moreover, the agency has issued several interpretive statements and guidance documents that could impact our business practices including, but not limited to, a May 2022 statement on compliance obligations under ECOA for companies that rely on complex algorithms when making credit decisions. The agency also issued an update to its examination manual that contains a novel interpretation of its authority to prohibit unfair, deceptive, or abusive acts or practices that would authorize the agency to treat any instance of discrimination against a protected class as an unfair act or practice under the Dodd-Frank Act. The CFPB also issued an interpretive rule expanding the authority of states to enforce requirements of federal consumer financial laws including ECOA. Most recently, effective September 30, 2022, the CFPB rescinded availability of no-action letter and compliance assistance sandbox policies for fintechs due to CFPB’s belief that these policies did not advance their stated objective of facilitating consumer-beneficial innovation. Lastly, in December 2022, the CFPB proposed creation of a registration system for nonbanks subject to agency/court orders involving alleged violations of federal, state or local consumer protection laws.
In addition, evolving views regarding the use of alternative data variables and machine learning in assessing credit risk could result in the CFPB taking actions that result in requirements to alter or cease offering affected financial products and services, making them less attractive and restricting our ability to offer them. For example, in response to a February 2020 inquiry, three members of the U.S. Senate recommended as part of their findings, that the CFPB further review Upstart’s use of educational variables in its model. The CFPB could also implement rules that restrict our effectiveness in servicing our financial products and services.

Although we have committed resources to enhancing our compliance programs, future actions by the CFPB (and/or other regulators) against us, our Partners or our competitors could discourage the use of our services or those of our Partners, which could result in reputational harm, a loss of our Partners, our Partners’ customers or asset investors, or discourage the use of our or their services and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. This is particularly true with respect to the application of ECOA and Regulation B to credit risk models that rely upon machine learning and alternative variables, an area of law where regulatory guidance is currently uncertain and still evolving, and for which there are not well-established regulatory norms for establishing compliance.

The current presidential administration has appointed and is expected to continue to appoint consumer-oriented regulators at federal agencies such as the CFPB, Federal Trade Commission, the OCC and the FDIC and the government’s focus on enforcement of federal consumer protection laws is expected to increase. It is possible that these regulators could promulgate rulemakings and bring enforcement actions that materially impact our business and the business of our bank partners. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business. If the CFPB, or another regulator, were to issue a consent decree or other similar order against us, this could also directly or indirectly affect our results of operations. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business. If the CFPB were to pursue an enforcement action against us or one or more of our Partners, this could also directly or indirectly adversely affect our business, financial condition and results of operations.

Our compliance and operational costs and litigation exposure could increase if and when the CFPB amends or finalizes any proposed regulations, including the regulations discussed above or if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret or enforce existing regulations in a manner different or stricter than have been previously interpreted.

We may be subject to regulatory risks related to our operation in Israel.

Although we operate and manage significant business activities from our headquarters in Israel, and source part of the financing for the Financing Vehicles from Israeli asset investors, we do not deliberately target the Israeli consumer market, do not actively promote or market our services or products to Israeli consumers, and do not solicit funding from non-accredited Israeli investors, except with respect to a limited number of non-accredited Israeli investors available under applicable Israeli securities laws. We believe we are not required to hold any specific licenses in Israel and have not applied for any such licenses, since we believe that our activity is either not regulated under Israeli law or performed in reliance on applicable exemptions from the relevant regulation. Nevertheless, in view of the complexity and novelty of our business model and the fact that investment funds activity is not specifically regulated in Israel, uncertainty exists with respect to various regulatory matters, and we are exposed to the risk that an Israeli regulatory authority or agency (including the Israel Securities Authority, the Israel Capital Markets, Insurance and Savings Authority or the Bank of Israel) determines that our conduct is not in compliance with local laws or regulations or requires local licensing, including pursuant to the Israeli Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 5755-1995, the Joint Investments in Trust Law, 5754-1994, the Law for the Regulation of the Activity of Credit Rating Companies, 5774-2014, the Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016, or the Banking (Licensing) Law, 5741-1981.

Failure to comply with relevant licensing or other regulatory requirements could lead to reputational damage to us, limit our ability to grow or continue to operate our business in Israel, negatively impact our relationships with Israeli regulators and expose us to the risk of fines, penalties and sanctions.

Uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.

In late February 2022, Russian military forces launched significant military action against Ukraine, and a sustained conflict and disruption in the region has continued through the date of this Annual Report, and is likely to continue in the future. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. In response to Russia’s invasion of Ukraine, the United States, the United Kingdom, the European Union and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility.

Although we do not have any employees, staff, operations, materials or equipment located in Ukraine, Russia or Belarus, some of our customers, suppliers and Partners may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us.

Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We or our customers, suppliers and Partners may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In response to the conflict between Russia and Ukraine, we have blocked all incoming internet traffic from Russia, Ukraine and Belarus, including the ability to log-in to Pagaya systems from such countries (and has provided unique access to one employee of a subcontractor via a dedicated solution). In addition, we are taking additional extensive measures of monitoring any potential abnormal behavior coming from Russia, Ukraine or Belarus that may directly or indirectly affect us. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also adversely affect our business.

These and other global and regional conditions may adversely affect our business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Conditions in Israel and relations between Israel and other countries could adversely affect our business.

We are incorporated under the laws of the State of Israel, and our major corporate office and certain of our facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business and operations and could materially and adversely affect our ability to continue to operate from Israel. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to continue our operations could be materially adversely affected.

In recent years, Israel has been engaged in sporadic armed conflicts with terrorist groups, including those that control the Gaza Strip and other regions close to Israel. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees and independent contractors are located, which negatively affected business conditions in Israel. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictive laws and policies, or significant downturn in the economic or financial condition of Israel, could materially and adversely affect our operations and product development, and could cause our sales to decrease.

A large concentration of our staff resides in Israel and many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.

Many of our employees and independent contractors, including certain of our Founders and certain members of our management team, operate from our headquarters that are located in Tel-Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

In addition, many of our employees in Israel, including executive officers, may be called upon to perform several days of military reserve duty until they reach the age of 40 (and in some cases, depending on their military duties up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (however, this would need to be approved by the Israeli government). In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management, given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differs in some respects from the law governing the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations.

We were incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by Israeli law and the Pagaya Articles as amended from time to time. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. and other non-Israeli corporations.

Provisions of Israeli law and the Pagaya Articles may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law and the Pagaya Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to Pagaya Board, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for Pagaya Ordinary Shares. Among other things:

•Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;
•Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;
•Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•the dual class structure of Pagaya Ordinary Shares concentrates voting power with certain of our shareholders—in particular, our Founders;
•the Pagaya Articles divide our directors into three classes, each of which is elected once every three years;
•the Pagaya Articles generally require a vote of a majority of the voting power represented at a general meeting of the our shareholders in person or by proxy and voting thereon, as one class (a “simple majority”), and the amendment of a limited number of provisions—such as the provision regarding the size of Pagaya Board, dividing our directors into three classes, the procedures and the requirements that must be met in order for a shareholder to require us to include a matter on the agenda for a general meeting of our shareholders and the election and removal of members of Pagaya Board and empowering Pagaya Board to fill vacancies on Pagaya Board—require a supermajority vote of the holders of 75% of the total voting power of our shareholders if no Class B Ordinary Shares remain outstanding (or a simple majority so long as any Class B Ordinary Shares remain outstanding);
•the Pagaya Articles do not permit a director who is elected as a member of one of the three staggered classes to be removed other than in the annual general meeting in which the term of such class expires, except in special circumstances of incapacity or ineligibility (and in the case of other directors, such as those appointed by Pagaya Board to fill vacancies, do not permit a director to be removed except by a vote of the holders of at least 75% of the total voting power of our shareholders if no Class B Ordinary Shares remain outstanding, or a simple majority so long as any Class B Ordinary Shares remain outstanding); and
•the Pagaya Articles provide that director vacancies may be filled by the Pagaya Board.

Further, Israeli tax considerations may make potential transactions undesirable to us or some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

The Pagaya Articles contain a forum selection clause for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees and independent contractors. It may be difficult to enforce a U.S. judgment against us or our officers, directors or employees in Israel or the United States, to assert a U.S. securities laws claim in Israel or serve process on our officers, directors and employees.

The Pagaya Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Except as set forth in the preceding sentence, the Pagaya Articles also provide that, unless we consent in writing to the selection of an alternative forum, the competent courts in Tel-Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Pagaya Articles, the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act, the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Pagaya Articles will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of our choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Pagaya Articles.

Risks Related to Being a Public Company

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, these executives may not successfully or efficiently manage their roles and responsibilities, and we are subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to our management, growth and the achievement of our operational goals.

In addition, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. Since becoming a public company, we have upgraded our finance and accounting systems and related controls, and we continue to make improvements to build an enterprise system suitable for a public company. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. We may need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs. Failure to adequately comply with the requirements of being a public company, could adversely affect our business, financial condition and results of operation.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and to provide significant management oversight. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company that qualifies as a foreign private issuer, we have, and will continue, to incur significant legal, accounting, and other expenses that we did not incur as a private company. See “—Our management team has limited experience managing a public company.” The costs relate to public company reporting obligations under the Securities Act or the Exchange Act, regulations regarding corporate governance practices, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the Nasdaq, and other applicable securities rules and regulations that impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of recently becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

In addition to the above, we expect that compliance with these requirements will increase our legal and financial compliance costs. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes is costly, time-consuming and, even if implemented, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

If we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

We are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") so that our management can certify as to the effectiveness of our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012 (the "JOBS Act"). At such time, our independent registered public accounting firm may issue a report that is adverse if a material weakness is identified.

Neither our management nor an independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with Section 404 because no such evaluation has been required. We expect to be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2023. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date on which we are no longer an emerging growth company. We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We have needed to and may continue to need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. If we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, it could harm our operating results, adversely affect our reputation, or result in inaccurate financial reporting. Furthermore, should any such deficiencies arise we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including SEC enforcement actions, and we could be required to restate our financial results, any of which would require additional financial and management resources.

As a foreign private issuer, we are not subject to U.S. proxy rules and are not subject to certain Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status and are therefore exempt from certain rules under the Exchange Act that are applicable to U.S. domestic reporting companies. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are nonaccelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a “foreign private issuer” with ordinary shares listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards For U.S. domestic issuers. For any home country corporate governance practices we follow, we are required to disclose the Nasdaq requirement that we are not following and describe the equivalent home country practice we are following instead. We currently follow home country practices with regard to (i) independent director oversight requirement for director nominations (the board as a whole, rather than an entirely independent nominating committee or only the independent directors, handles this process under Israeli law), (ii) quorum requirement for shareholder meeting quorums (25%, which is less than the one-third minimum required under the Nasdaq rules) and (iii) shareholder approval for certain transactions other than a public offering involving issuances of 20% or more interest in the company (Nasdaq listing rule 5635(d))(no shareholder approval is required for such issuances under Israeli law). See “Item 16.G.—Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices in lieu of the Nasdaq requirements on other matters, such as having a majority of our board of directors be independent, establishing a nominating/governance committee,) holding regular executive sessions where only independent directors may be present, or to obtain shareholder approval for certain future dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance requirements as a U.S. domestic company and foreign private issuer who does not utilize home country practices. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.

Pagaya may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Pagaya is a “foreign private issuer”, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Pagaya on June 30, 2023. In the future, Pagaya would lose its “foreign private issuer” status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer. In addition, members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Class A Ordinary Shares may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find Class A Ordinary Shares less attractive because we will rely on these exemptions, which permit delaying adoption of new or revised accounting standards until such time as those standards apply to us and reduced disclosure obligations regarding executive compensation. If some investors find Class A Ordinary Shares less attractive as a result, there may be a less active trading market and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the EJFA IPO, (b) in which we have total annual gross revenues of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Pagaya Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last day of the second fiscal quarter of such fiscal year, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Concentration of voting power among certain Shareholders, namely our Founders, will limit other stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

Our Founders beneficially own, in the aggregate, Ordinary Shares comprising approximately 77.6% of outstanding voting power as of March 31, 2023. This significant concentration of voting power may have a negative impact on the trading price for our Class A Ordinary Shares because investors often perceive disadvantages in owning stock in companies where there is a concentration of ownership in a small number of shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit other stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the other stockholders.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends to shareholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of Pagaya Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in the Companies Law and in future agreements and financing instruments, business prospects and such other factors as Pagaya Board deems relevant. As a result, you may not receive any return on an investment in Class A Ordinary Shares unless you sell Class A Ordinary Shares for a price greater than that which you paid for them.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our share price and trading volume could decline.

The trading market for Class A Ordinary Shares will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the price of Class A Ordinary Shares may decline. If few analysts cover us, demand for Class A Ordinary Shares could decrease, and the trading volume of Class A Ordinary Shares trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

Risks Related to Ownership of our Class A Ordinary Shares and Warrants

The price of the Class A Ordinary Shares and the price of the public warrants have been and may continue to be volatile.

The price of our Class A Ordinary Shares, as well as the price of the public warrants, have been and may continue to be volatile in the future. Our Class A Ordinary Shares and public warrants began trading on Nasdaq on June 23, 2022 and as such, are newly listed, have a limited public float and a short trading history to date. On August 2, 2022, the Class A Ordinary Shares experienced an intra-day trading high of $34.50 per share and a low of $25.50 per share. In addition, from June 23, 2022 to April 18, 2023, the closing price of Class A Ordinary Shares on Nasdaq ranged from as low as $0.57 to as high as $29.95 and daily trading volume ranged from approximately 51,333 to 66,396,600 shares. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of the Class A Ordinary Shares. In particular, a large proportion of the Class A Ordinary Shares have been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for the Class A Ordinary Shares, further influencing volatility in its market price. In addition, these and other external factors have caused and may continue to cause the market price and demand for the Class A Ordinary Shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of the Class A Ordinary Shares.
The price of Class A Ordinary Shares and the price of the public warrants may fluctuate due to a variety of factors, including, without limitation:

•“short squeezes”;
•comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media;
•changes in the industries in which we and our Partners operate;
•developments involving our competitors;
•changes in laws and regulations affecting our business;
•variations in our operating performance and the performance of our competitors in general;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•operational impacts resulting from a reduction of workforce;
•actions by shareholders, including the sale by PIPE Investors of any of their Class A Ordinary Shares or a sale by shareholders should the removal of the restrictions based on the lock-up provision in the EJFA Merger be accelerated, or an increase or decrease in the short interest in Class A Ordinary Shares;
•additions and departures of key personnel;
•commencement of, or involvement in, litigation by or against Pagaya;
•changes in our capital structure, such as future issuances of equity securities or the incurrence of debt;
•the volume of Class A Ordinary Shares available for public sale; and
•general economic and political conditions, such as economic recessions or slowdowns, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics.

These market and industry factors may materially reduce the market price of Class A Ordinary Shares and public warrants regardless of our operating performance.

Our stock price has been and may continue to be volatile.

Our stock price has exhibited substantial volatility. Our stock price may continue to fluctuate in response to a number of events and factors, such as quarterly operating results; changes in our financial projections provided to the public or our failure to meet those projections; changes in the credit performance on our platform; the public’s reaction to our press releases, other public announcements and filings with the SEC; progress and resolution with respect to existing litigation and regulatory inquiries; significant transactions or acquisitions; new features, products or services offered by us or our competitors; changes in financial estimates and recommendations by securities analysts; media coverage of our business and financial performance; the operating and stock price performance of, or other developments involving, other companies that stockholders may deem comparable to us; trends in our industry; any significant change in our management; and general economic conditions.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the price of any repurchase of our own stock to exceed the stock’s price at a given point in time. Volatility in our stock price also impacts the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock, including us, have been subject to securities class action litigation. We have been the target of this type of litigation and may continue to be a target in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Further, our stock could be the target of short sellers who may seek to drive down the price of shares they have sold short by disseminating negative reports or information about the Company. Such negative publicity may lead to additional public scrutiny or may cause further volatility in our stock price, a decline in the value of a stockholder’s investment in us or reputational harm.

Any stock price decline could have a material adverse impact on stockholder confidence and employee retention.

Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media, may include statements not attributable to us and may not be reliable or accurate.

We have received, and may continue to receive, an increasing degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by our officers or associates. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of the Class A Ordinary Shares which could result in a substantial decrease in the value of shareholders’ investments.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements, the minimum share price requirement or failure to be timely with our SEC filings, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities.

The sale of our securities in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of shares of our securities. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell securities in the future at a time and at a price that it deems appropriate. Resales of our securities may cause the market price of our securities to drop significantly, even if our business is doing well.

The market price of our Class A Ordinary Shares could decline if holders of our shares sell them, including pursuant to the resale registration statements, or are perceived by the market as intending to sell them. As such, sales of a substantial number of Class A Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Ordinary Shares.
Pursuant to registration rights we have with certain holders of our securities, we filed a registration statement, which was declared effective on December 6, 2022, which covers the resale of up to an aggregate of 676,627,977 Class A Ordinary Shares by the selling shareholders named therein and the primary issuance of (1) 9,583,333 Class A Ordinary Shares issuable upon exercise of the public warrants, (2) 5,166,667 Class A Ordinary Shares issuable upon exercise of the private placement warrants issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger and (3) 31,350,020 Class A Ordinary Shares issuable upon exercise of other private placement warrants. The number of Class A Ordinary Shares registered for resale under the registration statement exceeds the number of Class A Ordinary Shares constituting our public float and represents approximately 234% of our public float and approximately 72% of outstanding Class A Ordinary Shares (after giving effect to the issuance of Class A Ordinary Shares upon exercise of the public warrants and private placement warrants and the conversion of Class B Ordinary Shares into Class A Ordinary Shares) as of March 31, 2023. In addition, in connection with the acquisition of Darwin, we entered into a registration rights agreement with the Darwin Equityholders whereby we agreed to use our commercially reasonable efforts to file a registration statement to cover the resale of up to 18,364,138 Class A Ordinary Shares issued to Darwin Equityholders, and to use our commercially reasonable efforts to have such registration statement declared effective as soon as is reasonably practicable after the filing thereof. Any of these resales or issuances upon exercise of the Warrants, or the perception in the market that the holders of a large number of shares intend to resell shares, could cause the market price of our securities to decline or increase the volatility in the market price of our securities.

In addition, on August 17, 2022, we entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, subject to the satisfaction of the conditions set forth in the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the 24-month term of the Equity Financing Purchase Agreement. We filed a registration statement, which was declared effective on December 6, 2022, to register the resale of up to 40,139,607 Class A Ordinary Shares, which represent (a) up to 139,607 Class A Ordinary Shares that we issued or may issue to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement in consideration of its commitment to purchase our Class A Ordinary Shares at our election under the Equity Financing Purchase Agreement and (b) 40,000,000 Class A Ordinary Shares we may elect in our sole discretion to issue and sell to B. Riley Principal Capital II under the Equity Financing Purchase Agreement from time to time. Given this substantial number of shares available for resale, the sale of shares by such holders, or the perception in the market that holders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. Further, the purchase price for the shares that we may sell to B. Riley Principal Capital II under our committed equity financing will fluctuate based on the price of our Class A Ordinary Shares. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Class A Ordinary Shares to fall. If and when we do sell Class A Ordinary Shares to B. Riley Principal Capital II, after B. Riley Principal Capital II has acquired the Class A Ordinary Shares, B. Riley Principal Capital II may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, sales to B. Riley Principal Capital II by us could result in substantial dilution to the interests of other holders of our Class A Ordinary Shares. Additionally, the sale of a substantial number of shares of our Class A Ordinary Shares to B. Riley Principal Capital II, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. The decision to sell any shares of our Class A Ordinary Shares to sell to B. Riley Principal Capital II under the committed equity financing will depend on market conditions, the trading prices of our Class A Ordinary Shares and other considerations, and we cannot guarantee the extent to which we may utilize the committed equity financing.

We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans or as part of an acquisition.

Class A Ordinary Shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We filed a registration statement on Form S-8 under the Securities Act, which became effective on June 21, 2022, to register the issuance of 103,469,303 Class A Ordinary Shares issuable under the Pagaya Technologies, Inc. 2016 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons, 259,506,365 Class A Ordinary Shares issuable under the Pagaya Technologies Ltd. 2021 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons and 116,468,000 Class A Ordinary Shares issuable pursuant to Pagaya Technologies Ltd. 2022 Share Incentive Plan. In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our equity incentive plans. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.

Because our decision to issue additional equity securities or debt securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Class A Ordinary Shares and be dilutive to existing shareholders. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by the resale of our securities by certain selling securityholders pursuant to the prospectus filed with the SEC on December 6, 2022 which could result in a significant decline in the trading price of our Class A Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, a significant decline in the trading price of our Class A Ordinary Shares could potentially impact our ability to use equity securities as consideration in acquisitions.

Our public warrants and the private placement warrants that were issued and exchanged for EJFA Private Placement Warrants are exercisable for Class A Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our public warrants to purchase an aggregate of 9,583,333 Class A Ordinary Shares and the private placement warrants to purchase 5,166,667 shares of Class A Ordinary Shares that were issued and exchanged for EJFA Private Placement Warrants became exercisable on July 22, 2022 in accordance with the terms of a warrant agreement (as assigned, assumed and amended, the “warrant agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and EJFA, that was assumed by us pursuant to an assignment, assumption and amendment agreement in connection with the EJFA Merger. The exercise price of these warrants is $11.50 per share, or approximately $169.6 million in the aggregate, assuming none of the warrants are exercised through “cashless” exercise. As long as we have an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the public warrants, the public warrants may only be exercised for cash. The private placement warrants that were issued and exchanged for EJFA Private Placement Warrants may be exercised on a “cashless” basis by the Sponsor or its permitted transferees and on the same basis as the public warrants if held by holders other than the Sponsor or its permitted transferees. To the extent such warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the holders of Class A Ordinary Shares and will increase the number of shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants will be unlikely to exercise their warrants on a cash basis. On April 18, 2023, the last reported sales price of our Class A Ordinary Shares was $0.9125 per share and the last reported sales price of our public warrants was $0.0772 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares.

The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, or adding or changing any other provision as deemed necessary or desirable by the parties but that shall not adversely affect the rights of the warrant holders. However, the warrant agreement requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the public warrants into cash, shorten the exercise period or decrease the number of Class A Ordinary Shares purchasable upon exercise of a public warrant.

The public warrants may never be in the money, and they may expire worthless and the terms of the public warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

The exercise price for our public warrants is $11.50 per Class A Ordinary Share. We believe the likelihood that warrant holders will exercise their public warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their public warrants.

Under certain circumstances, we may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force you to: (i) exercise your public warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so; (ii) sell your public warrants at the then-current market price when you might otherwise wish to hold your public warrants; or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of your public warrants.

In addition, we may redeem your public warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their public warrants prior to redemption for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of our Class A Ordinary Shares.

The value received upon exercise of the public warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the public warrants, including because the number of Class A Ordinary Shares received is capped at 0.361 share of Class A Ordinary Share per warrant (subject to adjustment) irrespective of the remaining life of the warrants. None of the private placement warrants that were issued and exchanged for EJFA Private Placement Warrants will be redeemable by us, subject to certain circumstances, so long as they are held by EJFA Merger Sponsor or its permitted transferees.

The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

The warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. Under the warrant agreement, we also agree that we will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the public warrants will be deemed to have notice of and to have consented to the forum provisions in our warrant agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the public warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Future offerings of debt or equity securities may adversely affect the market price of our Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including senior or subordinated notes and classes of preferred shares. For example, on August 17, 2022, we entered into the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, LLC up to $300,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in that agreement, and we have filed a registration statement on Form F-1 relating to this offer and sale. If we decide to issue senior securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Holders of senior securities may be granted specific rights, including the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under an indenture, rights to restrict dividend payments, and rights to require approval to sell assets. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of Class A Ordinary Shares and may result in dilution for the owners of our Class A Ordinary Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, will receive a distribution of our available assets prior to the holders of the Class A Ordinary Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Class A Ordinary Shares, or both. Any preferred shares we issue in the future could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our Class A Ordinary Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our Class A Ordinary Shares bear the risk of our future offerings reducing the market price of Class A Ordinary Shares and diluting their shareholdings in us.

An active public trading market for our Class A Ordinary Shares may not develop or be sustained to provide adequate liquidity.

An active public trading market for our Class A Ordinary Shares may not develop or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital by selling Class A Ordinary Shares and may impair our ability to acquire other companies by using our shares as consideration.

Risks Related to Tax

There can be no assurances that we will not be a passive foreign investment company for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

If we are or become a PFIC within the meaning of section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in the section titled “U.S. Federal Income Tax Considerations”) holds Class A Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. A non-U.S. corporation will generally be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

We do not believe that we were a PFIC for our taxable year ended December 31, 2022. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets (including goodwill) from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year and our U.S. counsel expresses no opinion regarding our PFIC status for any taxable year.

If we were to be treated as a PFIC, a U.S. Holder of Class A Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred and additional reporting requirements. See “U.S. Federal Income Tax Considerations—Passive foreign investment company considerations” in Item 10.E.

If we become a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10 percent of the value or voting power of Class A Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to each of us and any of our direct and indirect foreign affiliates that is a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. If we have a U.S. subsidiary, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. Individual U.S. shareholders of a CFC are generally not allowed certain tax deductions or foreign tax credits that are allowed to corporate U.S. shareholders. Failure to comply with applicable reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurance that we will assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC, whether any investor is treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in Class A Ordinary Shares.

We and the Financing Vehicles are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.

We and the Financing Vehicles are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions. The application and interpretation of these laws in different jurisdictions affect our international operations in complex ways and are subject to change, and some changes may be retroactively applied. Our tax liabilities in the different countries where we operate depend, in part, on transfer pricing and administrative charges among us and our subsidiaries. These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues.

The combination of the above factors may lead to an increased likelihood of tax audits with respect, among other things, to: (i) tax residence, (ii) trade or business activities and/or permanent establishment status in various jurisdictions, (iii) transfer pricing, (iv) CFC legislation, (v) taxation of dividends and capital gains derived upon interests held in companies located in low-tax jurisdictions, (vi) withholding tax application on cross-border payments, and (vii) anti-hybrid mismatches. In any such case, depending on the specific circumstances, tax audits and/or tax litigation with the tax authorities could result in tax liabilities and fines and penalties of significant amounts, which could be in excess of the amounts we provide for in our financial statements for tax liabilities.

Transactions, including those with Financing Vehicles, that we have structured in light of current tax rules could have material and adverse consequences for us if tax rules change or if tax authorities apply or interpret the rules differently than we do. Changes in tax laws, their application and interpretation or imposition of any new or increased tariffs, duties and taxes could increase our tax burden, materially and adversely affect our sales, profits and financial condition and have an adverse effect on our business, net assets, or results of operations. Such factors could also cause us to expend significant time and resources and/or cause investors to lose confidence in our reported financial information.

Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Many of the countries in which we do business have or are expected to adopt changes to tax laws, including as a result of the Base Erosion and Profit Shifting final proposals from the Organization for Economic Co-operation and Development and specific country anti-avoidance initiatives. For instance, the United States Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. Such tax law changes increase uncertainty and may adversely affect our tax provision, possibly with retroactive effect. We regularly assesses all of these matters to determine the adequacy of its tax provision, which is subject to significant judgment.

Risks Related to R&D

We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

Our future success and ability to maintain effective growth will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, designers, developers, product managers, customer care representatives and finance and legal personnel. In addition to hiring and integrating new employees, we must continue to focus on retaining our best employees who foster and promote our innovative corporate culture.

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which requires us to compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software. Our principal research and development activities are conducted from our headquarters in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region.

If we do not continue to innovate and provide a platform, and improved policy model, that is useful to our customers, we may not remain competitive, and our revenue and operating results could suffer.

Our success depends on continued innovation to provide features and better performance that will make our platform useful for our customers and partners, and our ability to persuade existing customers to expand their use of our platform to additional use cases and additional applications. We must continue to invest significant resources in research and development in order to continually improve the speed and power of our platform. We may introduce significant changes to our platform or develop and introduce new and unproven products, including using technologies with which we have little or no prior development or operating experience. If we are unable to continue offering innovative solutions or if new or enhanced solutions fail to engage our partners, we may be unable to attract additional partners or retain our current ones, which may adversely affect our business, operating results, and financial condition.

Our ability to develop the required new technologies or offer new and relevant products and service offerings to our Partners

Our future success will depend on our ability to improve the function, performance and reliability of our solutions and services. The development of new and upgraded solutions and new service offerings, including our future road map solutions to support our as part of new business segments or enhance of existing ones, involves a significant amount of time of our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. Further, our design team spends a significant amount of time and resources in order to incorporate various functionality elements as part of engagement with our partners and their business requirements.

We are required to continually gear our solution development efforts towards the needs of different partner segments (Asset class) or per his technology requirement including security related elements.

If we are unable to successfully enhance our existing solutions to meet evolving Partner requirements and increase adoption and usage of our solutions, if we are unable to maintain existing solutions provided by us, or if our efforts to increase the usage of our solutions are more expensive than we expect, if our solutions fail to achieve widespread acceptance, our time to market when onboarding new partners can be significantly impacted, driving operation challenges and impact to our business engagement.

A disruption or failure in services provided by third parties could materially and adversely affect our business.

We increasingly rely on partners and other third parties to provide and/or assist with certain critical aspects of our business, including: (i) customer support, (ii) collections, (iii) loan origination, (iv) data verification and (v) servicing. These partners and third parties may be subject to cybersecurity incidents, privacy breaches, service disruptions and/or financial, legal, regulatory, labor or operational issues; any of which may result in the third party providing inadequate service levels to us or our customers. For example, a significant number of consumers that apply for financial products offered by our partners are sourced through loan aggregators. These loan aggregators may provide offers to consumers from multiple lenders, and the prioritization of these offers seen by the consumer are determined in the sole discretion of the loan aggregator, and offers from our partners may or may not be displayed to consumers, or may be displayed less predominantly than competing lenders. Loan aggregators also typically include the ability to terminate their agreements to provide services to our partners for any reason and at any time upon a 30 days’ notice. If a loan aggregator terminated its relationship with one of our partners, the volume of loans or financial products originated by our partners could be significantly diminished, which may in turn negatively effect our ability to purchase assets from our partners. In addition, such loan aggregators also face litigation and regulatory scrutiny for their part in the consumer lending ecosystem, and as a result, their business models may require fundamental change or may not be sustainable in the future. For example, loan aggregators are increasingly required to be licensed as loan brokers or lead generators in many states, subjecting them to increased regulatory supervision and more stringent business requirements. These additional regulatory requirements may impact the ability of loan aggregators to provide their services, or to provide these services on commercially reasonable terms.

In addition, these third parties may breach their agreements with us or our partners and/or refuse to continue or renew these agreements on commercially reasonable terms. If any third party provides inadequate service levels or fails to provide services at all, we may face business disruptions, customer dissatisfaction, reputational damage and/or financial and legal exposure; any of which may harm our business.

Risks Relating to Our Incorporation and Location in Israel.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel's international standing, which would adversely affect the macroeconomic condition in which we operate, and also potentially deter foreign investment into Israel or Israeli companies, which may hinder our ability to raise additional funds, if deemed necessary by our management and board of directors.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Item 4. Information on the Company

A.History and Development of the Company

Pagaya Technologies Ltd. was incorporated on March 20, 2016 and is organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-542127-9. The mailing address of our principal executive office is Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv, 6701203, Israel and our phone number is +972 (3) 715 0920. Our agent for service of process in the U.S. is Pagaya US Holding Company LLC, located at 90 Park Ave, New York, NY 10016, and its telephone number is 646-710-7714.

Pagaya was founded with the goal of improving upon legacy underwriting practices in the United States through the use of sophisticated artificial intelligence (“AI”) technology and data science. We have built and continue to enhance an AI network connecting financial institutions, their customers and investors, which is designed to facilitate greater access to financial products and services for consumers. Our business began in personal loans and has expanded to auto loans, credit cards, point-of-sale and single-family rental (“SFR”).

Our website address is www.pagaya.com. Material information is disclosed on our website in the “Investor Relations” section. Accordingly, investors can monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

Recent Developments

EJFA Merger

On June 22, 2022 (the “EJFA Closing Date”), Pagaya consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of September 15, 2021 (the “EJFA Merger Agreement”), by and among EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), Pagaya and Rigel EJFA Merger Sub (“EJFA Merger Sub”), a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya. As contemplated by the EJFA Merger Agreement, EJFA Merger Sub merged with and into EJFA (the “EJFA Merger”), with EJFA surviving the EJFA Merger as a wholly-owned subsidiary of Pagaya. As a result of the EJFA Merger, and upon consummation of the EJFA Merger and the other transactions contemplated by the EJFA Merger Agreement, the shareholders of EJFA became shareholders of Pagaya.

On the EJFA Closing Date, the following transactions occurred pursuant to the terms of the EJFA Merger Agreement:

•(i) immediately prior to the effective time of the EJFA Merger (the “Effective Time”), each Pagaya Preferred Share was converted into Pagaya Ordinary Shares in accordance with Pagaya’s organizational documents, (ii) immediately following the conversion of the outstanding Pagaya Preferred Shares into Pagaya Ordinary Shares in accordance with the EJFA Merger Agreement (the “Preferred Share Conversion”) but prior to the Effective Time, Pagaya adopted Articles of Association (the “Pagaya Articles”), (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected a share split, with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (the “Founders”) each receiving Class B Ordinary Shares, which carry voting rights in the form of 10 votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A Ordinary Shares, which are economically equivalent to the Class B Ordinary Shares and carry voting rights in the form of one vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Share Split”);

•at the Effective Time, EJFA Merger Sub merged with and into EJFA, with EJFA continuing as the surviving company after the EJFA Merger (the “Surviving Company”), and, as a result of the EJFA Merger, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

•at the Effective Time, (i) each EJFA Class B Ordinary Share issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, EJFA Merger Sub or Pagaya or any of its subsidiaries at that time, was no longer outstanding and was converted into the right of the holder thereof to receive one Class A Ordinary Share after giving effect to the reclassification of each Pagaya Ordinary Share as set forth in the EJFA Merger Agreement (the “Reclassification”), the Preferred Share Conversion and the Stock Split (together, the “Capital Restructuring”), (ii) each EJFA Class A Ordinary Share issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, EJFA Merger Sub or Pagaya or any of its subsidiaries at that time was no longer outstanding and was converted into the right of the holder thereof to receive one Class A Ordinary Share after giving effect to the Capital Restructuring, and (iii) each issued and outstanding EJFA Warrant was automatically and irrevocably assumed by Pagaya and converted into a Pagaya Warrant

On the EJFA Closing Date, immediately following the EJFA Merger, the Surviving Company merged (the “Second Merger”) with and into Rigel Merger Sub II, Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya (“Merger Sub II”), with Merger Sub II continuing as the surviving company after the Second Merger.

On September 15, 2021, concurrently with the execution of the EJFA Merger Agreement, Pagaya and the EJF Investor entered into the EJF Subscription Agreement, and Pagaya subsequently entered into the Subscription Agreements with certain other investors. Pursuant to the Subscription Agreements, the investors agreed to purchase, and Pagaya agreed to sell to the investors, an aggregate of 35 million Class A Ordinary Shares, at a purchase price of $10.00 per share and an aggregate purchase price of $350 million, on the terms and subject to the conditions set forth in the Subscription Agreements. The Subscription Agreements contained customary representations and warranties of Pagaya, on the one hand, and the investors, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the EJFA Merger Agreement. The PIPE Investment closed immediately prior to the Effective Time.

On June 23, 2022, our Class A Ordinary Shares and public warrants began trading on Nasdaq under the symbols “PGY” and “PGYWW,” respectively.

The Committed Equity Financing

On August 17, 2022, we entered into the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the 24-month term of the Equity Financing Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Class A Ordinary Shares (the “VWAP”) as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount to the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares was approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3.D.—Risk Factors—Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities.”

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, we issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within Other Income (Loss), Net in our consolidated statements of operations. As of December 31, 2022, the Company has not sold any Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.7 and 4.8, respectively, to this Annual Report.

Acquisition of Darwin Homes, Inc.

On January 5, 2023 (the “Darwin Closing Date”), we consummated a business combination pursuant to that certain Agreement and Plan of Merger (the “Darwin Merger Agreement”), dated as of November 15, 2022, by and among Pagaya, Darwin, DH Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Pagaya (“Darwin Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, acting solely in its capacity as the representative, agent and attorney-in-fact of the stockholders of Darwin. On the Darwin Closing Date, the following transactions occurred pursuant to the terms and conditions of the Darwin Merger Agreement:

•at the effective time of the merger (the “Darwin Effective Time”), Darwin Merger Sub merged with and into Darwin (the “Darwin Merger”), with Darwin continuing as the surviving company after the Darwin Merger (the “Darwin Surviving Company”), and, as a result of the Darwin Merger, the Darwin Surviving Company became a direct, wholly owned subsidiary of Pagaya; and

•at the Darwin Effective Time, preferred shares of Darwin’s capital stock (“Darwin Shares”) issued and outstanding prior to the Darwin Effective Time (other than any Darwin Shares that were (i) subject to options or warrants, (ii) held in Darwin’s treasury or owned by Pagaya, Darwin Merger Sub or Darwin immediately prior to the Darwin Effective Time or (iii) held by equityholders of Darwin (the “Darwin Equityholders”) who perfected and did not withdraw a demand for appraisal rights pursuant to the applicable provisions of Delaware General Corporation Law, were cancelled and automatically converted into the right to receive Pagaya’s Class A Ordinary Shares, such that, following the Darwin Effective Time, Pagaya issued approximately 18.2 million Class A Ordinary Shares and may issue an additional approximately 180,000 Class A Ordinary Shares to the Darwin Equityholders.

In connection with the acquisition of Darwin, we entered into a registration rights agreement with the Darwin Equityholders whereby we agreed to use our commercially reasonable efforts to file a registration statement to cover the resale of the Class A Ordinary Shares issued to Darwin Equityholders, and to use our commercially reasonable efforts to have such registration statement declared effective as soon as is reasonably practicable after the filing thereof.

Reduction in Workforce

On January 18, 2023, we announced a reduction in workforce of approximately 20% of employees across our Israel and U.S. offices, as compared to our headcount as of December 31, 2022. This reduction in workforce is expected to enable us to streamline our operations in the current market environment to achieve our near-to-medium term growth priorities. The affected employees were notified on or before January 17, 2023, and all actions associated with the reduction were expected to be substantially complete in the first quarter of 2023, subject to local law. See “Item 3.D.—Risk Factors—Our recent reduction in workforce, announced on January 18, 2023, may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.”

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, the Company agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by the Company and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, the Company and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase Class A Ordinary shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Series A Preferred Share Purchase Agreement

On April 14, 2023 the Company entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which the Company agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles), for an aggregate purchase price of $75 million (the “Transaction”). Subject to shareholder approval of certain Amended and Restated Articles of Association of the Company (the “A&R Articles”), the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there are 80,000,000 authorized Series A Preferred Shares and the Company may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that holds approximately 12% of the Class A Ordinary Shares, no par value, of the Company, and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the Pagaya Board and the Audit Committee of the Pagaya Board, is a partner at Oak. Following their review of applicable considerations pursuant to the Company’s policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to the shareholders of the Company to adopt the A&R Articles and approve the Transaction and the matters contemplated thereby.

Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval (the “Shareholder Approval”) of (i) the adoption of the A&R Articles as required by applicable Israeli law and (ii) the Transaction and the matters contemplated thereby. The closing of the Transaction is subject to, among other things, the Company obtaining the Shareholder Approval.

In connection with the execution of the Purchase Agreement, certain shareholders of the Company entered into a voting agreement (the “Voting Agreement”) with the Company, pursuant to which such shareholders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the A&R Articles and (b) any other matter reasonably necessary to the consummation of the Transaction and considered and voted upon by the shareholders of the Company, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction.

Subject to approval by the shareholders of the A&R Articles, each Series A Preferred Share will have one vote for each Class A Ordinary Share into which the Preferred Share could be converted as of the applicable record date set for the vote on any matter. The Series A Preferred Shares will vote together with the Class A Ordinary Shares and the Class B Ordinary Shares, no par value, of the Company as a single class and not as a separate class in all shareholder meetings, except as required by law or by the A&R Articles.

Each Series A Preferred Share will be convertible into one Class A Ordinary Share, at the option of the holder thereof at any time, upon written notice to the Company and the Company’s transfer agent. In addition, at any time on or after the sixth anniversary of the issuance of the Series A Preferred Shares, and if the Series A Preferred Shares have not already been converted in accordance with the applicable provisions in the A&R Articles, if and only if so elected by the Company, all Series A Preferred Shares that remain outstanding will automatically convert, with each Series A Preferred Share then outstanding converting into the following number of Class A Ordinary Shares, based on the volume weighted average trading price of the Class A Ordinary Shares for the thirty trading days immediately preceding the date of the Company’s written notice to the holders of the Preferred Shares of its election to so automatically convert all then-outstanding Preferred Shares (“30-Day VWAP Average”) pursuant to the applicable terms specified in the A&R Articles. All shareholders of record of Series A Preferred Shares shall be sent written notice of the Company’s election to require conversion of the Series A Preferred Shares and the time of mandatory conversion, on or before the time of the designated mandatory conversion, together with all information necessary to allow the conversion. Such conversion shall occur on the fifth trading day after such notice is given.

In addition, at any time if, based on the 30-Day VWAP Average, the value of a Series A Preferred Share, on an as-converted basis, represents a return of the Original Issue Price (as defined in the A&R Articles) equal to a minimum multiple of the Original

Issue Price (“MOIP”) as specified in the A&R Articles, the Company shall have the right, but not the obligation, within five trading days thereafter, to notify the holders of the then-outstanding Series A Preferred Shares of the Company’s election to automatically convert each Series A Preferred Share then outstanding into one Class A Ordinary Share without any further action by the holder thereof on the tenth trading day following the achievement of the MOIP.

Any modification to the rights, preferences or privileges of the Series A Preferred Shares will require the approval of a majority of the Series A Preferred Shares represented and voted, in person or by proxy, in a class meeting of the then-outstanding Series A Preferred Shares convened for such purpose.

The Series A Preferred Shares will have preference over the Ordinary Shares with respect to distribution of assets or available proceeds, as applicable (“Distributable Assets”), in the event of any liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving the Company upon the consummation of which holders of shares would be entitled to exchange their shares for cash, securities or other property (each, a “Liquidation Event”). Upon a Liquidation Event, the holders of Series A Preferred Shares then outstanding will be entitled to receive, before any payment is made to holders of Ordinary Shares and after payments to satisfy and discharge indebtedness, an amount per share held by them (the “Preference Amount”) equal to the greatest of:

(i) the sum of the Original Issue Price of such share plus an amount equal to 3.0% of the Original Issue Price for each full semiannual period for which such Preferred Share has been outstanding (without compounding);

(ii) the amount such holder would actually have received for each Series A Preferred Share if such Series A Preferred Share had been converted into Class A Ordinary Shares immediately prior to such Liquidation Event; or

(iii) two times the Original Issue Price.

For purposes of clause (ii), the computation will assume that (a) all Series A Preferred Shares whose conversion or assumed conversion into Class A Ordinary Shares would result in a greater distribution amount will be considered as if they have been so converted (without being required to actually convert), and (b) all other Series A Preferred Shares (i.e. whose conversion or assumed conversion would not have yielded such greater amount) will be considered as if they received the distribution amount that assumes no such conversion. In the event that the Distributable Assets are insufficient to pay in full the Preference Amount in respect of each Preferred Share then outstanding, all Distributable Assets shall be distributed on a pari passu basis among the holders of the Preferred Shares in proportion to the respective full Preference Amount otherwise payable to such holders at that time under the A&R Articles. After payment in full of the Preference Amount in respect of all Preferred Shares then outstanding, in accordance with A&R Articles, the remaining Distributable Assets, if any, shall be distributed among the holders of Ordinary Shares only (i.e. excluding any Class A Ordinary Shares deemed issued upon the conversion of any Series A Preferred Shares then outstanding that participated in the distribution pursuant to the A&R Articles, pro rata, based on the number of Class A Ordinary Shares (on an as-converted basis) held by each such holder.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 4.17 to this filing. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the A&R Articles, a copy of which is attached as an exhibit to the Purchase Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 4.18 to this filing.

Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.Business Overview

Our Business

Pagaya’s mission is to make life-changing financial products and services available to more people.

We are a technology company that deploys sophisticated data science, machine learning and AI technology to enable better outcomes for financial institutions, their existing and potential customers, and institutional investors.

Pagaya is a business-to-business-to-consumer (“B2B2C”) business. We are not a lender or servicer of consumer credit assets. We are situated as an intermediary in the ecosystem, connecting our Partners, which are financial institutions—such as banks, online marketplace lenders, non-bank finance companies and financial technology companies—to investors who seek exposure to consumer assets. Our goal is to build a financial network infrastructure that connects these parties at a scale that has not been previously done.

As of December 31, 2022, more than 25 Partners were integrated in our network through the use of our API, including Ally Financial, and Klarna. Partners utilize our network to extend financial products, such as personal or auto loans, to their customers.

Partners connect to our network via a seamless API plug-in integrated into their loan origination systems. When a consumer submits an application to one of our Partners to seek approval for a loan, the application can be processed real-time by the Partner utilizing our AI technology. The Partner then chooses whether to originate and service the loan for its customer. We measure the assets originated by Partners with the assistance of Pagaya’s AI technology as Network Volume, a key performance indicator for our business. For more information regarding Network Volume, see “Item 5.—Operating and Financial Review and Prospects—Key Operating Metrics” included elsewhere in this Annual Report.

Investors can invest in funds and securitization vehicles managed, sponsored or administered by Pagaya (together, “Financing Vehicles”). These funds and vehicles offer financial instruments based on underlying assets that have been originated by Partners through our network with the assistance of our AI technology. Investors in our Financing Vehicles range from large institutional investors, such as pension funds, sovereign wealth funds, and asset management firms, to high net worth individuals and family offices. We believe these investors benefit from the diversity of investment opportunities offered through our network, which include different classes of consumer credit and real estate assets originated by multiple financial institutions with the assistance of our AI technology. Certain investors who invest in our Financing Vehicles are related parties and agreements with such related parties are described in “Certain Relationships and Related Person Transactions” included elsewhere in this Annual Report.

We have built and continue to scale our proprietary AI technology and data network. Since inception, our network has processed over $1 trillion in loan applications across our consumer credit asset classes. Our technology is trained by over 40 million data points and incorporate hundreds of distinct consumer attributes. Our data engine includes data from Partner loan applications as well as real time information from other sources such as credit rating agencies. As of the date of this Annual Report, our network processes more than one application per second. We believe that this combination of high application volume, speed of processing and variety of data enables us to enhance the accuracy and predictive power of our AI technology and rapidly adjust to evolving market conditions and consumer trends. In addition, we believe we are able to measure risk and predict behavior on a more accurate and equitable basis than legacy approaches, and our AI technology continuously improves as more information flows through our network.

We believe we deliver a “win-win-win” value proposition for Partners, their customers and potential customers, and investors:

•First, Partners can receive direct benefits from our network by approving a greater share of customer applications with the assistance of our AI technology, which we believe can drive superior revenue growth, enhanced brand affinity, opportunities to promote other financial products over time and decreased unit-level customer acquisition costs.
•Second, Partners’ customers can benefit from enhanced and more convenient access to financial products and services, as Partners can approve more applications with the assistance of our AI technology, to finance purchases or expenses, such as appliances, transportation, and home improvement, or pursue other financial goals.
•Third, investors in Financing Vehicles can obtain investment exposure to a variety of assets originated by multiple financial institutions at scale with the assistance of our AI technology. As a result, investors can obtain this exposure without incurring the cost of building their own analytic capabilities to evaluate these assets.

The scale we have achieved in the consumer credit market has created a large data pool that enables our AI technology to provide insights on evolving consumer behavioral, demographic and economic trends. In 2020, we recognized the opportunity to apply AI technology to create incremental value in the SFR market. We leverage our data engine to select, acquire and operate homes on behalf of institutional investors. While our SFR business is in early stages, we believe there is significant potential to capture market share in the SFR industry with a tech-first solution and generate attractive risk-adjusted returns for investors.

We have achieved significant scale to date as measured by the number of loan applications that have been processed through our network since our inception. As of December 31, 2022, our network connects more than 25 Partners to hundreds of investors across five asset classes, which has resulted in the generation of approximately $7.3 billion in Network Volume for the year ended December 31, 2022, which represents growth of nearly four times as compared to our Network Volume for the year ended December 31, 2020 of $1.6 billion. We believe that the speed of such growth is a function of structural scale advantages embedded in our business model. We develop API connections with each Partner to integrate with their established systems, requiring limited upfront investment by our Partners and results in minimal latency in the processing of application volume by our AI technology.

For information on how we earn revenue, see “Item 5.—Operating and Financial Review and Prospects—Components of Results of Operations—Revenue” included elsewhere in this Annual Report.

For geographical revenue, see Note 19 to our consolidated financial statements included elsewhere in this Annual Report.

Industry Overview

Siloed Data and Technology Infrastructure Hinder Financial Services Providers
We believe that legacy systems create inefficient outcomes for financial services providers and their customers. Consumers desire convenient access to a broad array of financial products, yet many are locked out of access to the financial ecosystem as a product of the limitation of legacy methods of customer credit evaluation. Financial services providers are primarily reliant on their own data history and experience coupled with traditional lagging methodologies for creditworthiness.

For example, the FICO score, which was invented in 1989, is used by over 90% of financial services providers. While a FICO score is rarely used in isolation, many credit evaluation methods are similarly rules-based systems with limited inputs.

Lenders’ Tech Investment Prioritizes Brand and User Experience Over Decision-Making and Automation
While financial services providers invest in the development and growth of their businesses, there are a number of competing priorities for the use of these investment dollars. Financial services providers are typically consumer-facing businesses. For this reason, investments in brand and user experience are often prioritized over investments in improvements in underwriting, credit decision-making and automation.

Investment in Automation
As banking becomes more open, financial services providers are seeking to leverage transaction data to improve verification of consumer assets, income, employment, identity and credit history. In addition, financial services providers are investing in technology to help them harness this data to drive automated workflows that reduce the number of manual tasks. We believe that a digital-only experience is increasingly required to engage with customers and that our network allows our Partners to provide this desired experience to their customers.

Large Addressable Market
We operate in several different markets in consumer credit and real estate and believe that our total addressable market includes all areas of consumer credit, as well as other segments in the U.S. financial ecosystem.

Our Market Opportunity

We believe we are addressing a large market opportunity in the U.S. financial ecosystem. We believe that the strength of our network lies in the cross-application opportunities for AI-driven data science and technology. Our network currently operates in the personal, auto, credit card and point-of-sale loan markets in consumer credit, as well as the real estate asset market, which represent large addressable market segments.

Collectively across personal, auto, credit card and point-of-sale markets, financial services providers originate approximately $2 trillion of assets each year. The SFR market is comprised of approximately 16 million single family rental households, with an estimated approximate value of $4 trillion. With approximately $7.3 billion in Network Volume generated in the year ending December 31, 2022, we estimate that we are currently capturing less than 1% of the combined potential market opportunity.

Our Technology Solution

Our solution deploys sophisticated data science, machine learning and AI technology to serve our Partners, their customers, and investors. Our network allows us to connect more than 25 Partners that originate assets using our network to investors seeking exposure to such asset classes through our Financing Vehicles. Since our inception, more than $1 trillion of loan applications has been processed through our network using our AI technology. We believe we have aggregated one of the world’s largest data sets focused on U.S. consumer credit, comprised of over 40 million training data points. We believe that this data enables enhanced insights on changing economic, demographic and consumer behavioral trends across the United States.

We believe our access to this large pool of data points enables our AI technology and data science to improve upon traditional credit metrics and rules-based underwriting approaches, which are based on a limited number of variables. We believe we benefit, as is typically characteristic of AI and machine learning, from a flywheel effect: incremental training data points—from new applications, new Partners and asset classes—enable enhanced intelligence, which can drive better results for our Partners and investors, which can lead to increased application volume from existing Partners as well as new Partner growth. Our AI technology is designed to identify attractive risk-reward opportunities for investors in our Financing Vehicles, by pricing risk more efficiently than traditional methods. Our goal is to provide investors in our Financing Vehicles better asset returns, as compared to the market benchmarks for each asset class.

The Pagaya network is designed to offer streamlined integration with Partners, via modern APIs. Once connected, our network provides an automated solution for transactions, whereby Partners’ customer applications are processed with minimal latency.

We believe that the growth in our Network Volume demonstrates our ability to scale quickly, as our network generated approximately $7.3 billion in Network Volume in the year ending December 31, 2022, as compared to approximately $1.6 billion in Network Volume in the year ending December 31, 2020.

Advantages for Partners, Their Customers and Asset Investors

Benefits to Partners

Enhanced access and customer satisfaction. Partners utilize our network to extend financial products to a greater number of customers. We believe that this allows our Partners to be more accessible and provide a better customer experience.

Revenue growth without significant funding or capital requirements. Partners earn revenue when they generate Network Volume acquired by Financing Vehicles, while generally not assuming additional balance sheet risk.

Expanded customer ecosystem. When Partners convert a greater share of their application volume, we believe they improve the retention of existing relationships and build relationships with new customers, to whom they can in turn offer additional financial products and services.

Ability to offer new financial products. We believe Partners can utilize our technology to bring new products to market more quickly and cost-efficiently, rather than building a comparable technology in-house.

Network effects. Partners benefit from the AI and data advantages of our network, which we believe a single firm operating on its own could not replicate, given that their data is limited to their own experience and their investment dollars also support brand, marketing and front-end user experience upgrades. Network insights enabled by our platform include fraud detection or loan servicing best practices.

Benefits to Partners’ Customers

Enhanced and more convenient access to financial products. Through the use of sophisticated AI technology and data science, we believe that our network increases access to credit for U.S. consumers.

Customer can choose their preferred brand. When a customer chooses to apply with one of our Partners they are making a brand decision. We believe that Partners are able to serve a greater number of customers with the assistance of our technology, allowing more customers into their preferred brand ecosystem.

Benefits to the Asset Investors

Access to assets originated with the assistance of our network. Investors in Financing Vehicles receive exposure to a variety of assets that meet specific investment criteria without having to incur the cost of building their own analytic capabilities to evaluate the assets.

Access to multiple markets. Asset investors can deploy capital across multiple Financing Vehicles focused on different asset types.

Scaled capital deployment. A significant and growing amount of Network Volume is generated providing the opportunity to invest at scale.

Our Growth Strategies

Expand Our Relationships with Our Existing Partners
In our experience, Partners, on average, grow their volumes on our network significantly over time. After onboarding our network, Partners’ volume on our network has historically increased by approximately three times between the third month and the twelfth month and our Partner retention since inception is 100%. We believe that this reflects our ability to provide better outcomes for our Partners and their customers through increased conversion of application flow. Our Network Volume grows as our Partners grow their volumes, and over time assets originated by Partners with the assistance of our AI technology can comprise a meaningful proportion of our Partners’ total volumes.

Add New Partners to Our Network
Adding new Partners to our network is a key driver of our growth. We have designed our network to minimize friction in technology integration through an API plugin. Our AI technology also provides our Partners with an automated process with minimal latency, which we believe is valuable for our Partners.

Although our initial mix of Partners on our network was comprised primarily of online marketplace lenders, we are focused on adding large U.S. banks and financial institutions as part of the next phase of our growth strategy. We believe that this opportunity is significant, as the largest banks in the United States originate hundreds of billions of dollars in consumer assets annually. We believe that we provide an attractive value proposition for these banks, including increased revenue through improved access to credit for customers, the ability to offer additional financial products with limited incremental capital requirements, deepened brand affinity, and lower customer acquisition costs.

Enter New Markets
Since our inception, we have expanded our network to five asset classes, which include personal loans, auto loans, credit cards, point-of-sale loans, and SFR. Although the pace of any future expansion may differ from our prior growth, we believe the speed at which we have been able to add and grow in new markets illustrates the adaptability of our business model. We believe that there are significant opportunities to utilize our AI technology to improve outcomes for financial services providers, their customers and investors. Our expansion into the SFR market in 2020 shows how our AI technology and data science can be utilized in new markets.

Continue Enhancing Our AI
As our network processes more volume, our technology continuously become smarter as our dataset expands, which we believe allows us to provide greater value to our Partners and their customers. Since inception, more than $1 trillion in loan applications have been evaluated by our AI technology. We believe our network is designed to process data at significantly greater speed and scale than traditional underwriting methods, and as our network expands, we believe as will our AI capabilities.

Our Competitive Advantages

B2B2C business model
We are a B2B2C platform that has created and is scaling network infrastructure to connect parties across the financial ecosystem. Pagaya is not a lender or a servicer. Our network is designed to connect financial institutions to institutional investors with the goal of making financial products more accessible to our Partners’ customers through the use of sophisticated AI technology and data science. By not having to build a consumer-facing platform, but rather serving Partners that have existing application flow from consumers, we have demonstrated rapid growth since our inception.

As a B2B2C, we believe application flow through our network grows and will grow relatively consistently over time, driven by new partners and the continuous scaling of our various asset classes. For the year ended December 31, 2022, the number of loan applications evaluated by our technology grew by nearly 100% as compared to the prior year.

We also believe we have the ability to optimize for investor returns through technology adjustments, especially as the market environment evolves. When facing tighter market liquidity conditions or more challenging credit environments, we can make adjustments to the evaluation criteria used by our AI technology to improve asset returns. In the fourth quarter of 2022, we made adjustments to shift our portfolio to a more resilient borrower archetype.

Finally, by partnering with multiple financial institutions, we believe we have the ability to anticipate trends in a way that would be difficult to replicate by a single institution. This connectivity enables us to spot trends early and adapt our technology accordingly, which in turn can lead to improved asset returns. Additionally, we believe our Partners benefit from the insights enabled by our network, such as servicing improvements and early fraud detection.

Upfront funding structure
We employ an upfront funding model that we believe enables better optimization of investor returns, by locking in the cost of funding first before sourcing assets that meet required return thresholds. We first raise cash in Financing Vehicles from investors. Our Partners originate assets with the assistance of our AI technology. We then facilitate the deployment of investor capital raised in our Financing Vehicles to purchase these assets for placement into our Financing Vehicles.

We believe the structure of our funding model enables us to retain limited “inventory risk” and operate with limited balance sheet utilization, providing us with enhanced flexibility and stability through macroeconomic cycles.

Asset diversification
Our network is currently diversified across five products in consumer credit and SFR, with a large addressable market opportunity. Collectively across personal, auto, credit card and point-of-sale markets, financial services providers originate approximately $2 trillion of assets each year. The SFR market is comprised of approximately 16 million single family rental households, with an estimated approximate value of represents a $4 trillion. With approximately $7.3 billion in Network Volume generated in the year ending December 31, 2022, we estimate we are capturing less than 1% of the combined addressable market opportunity.

Scaled R&D Infrastructure
We believe we were among the first, and are presently among the largest, technology companies, based on our Network Volume, that utilizes sophisticated data science, machine learning and AI techniques in the markets we serve. We believe that our ability to effectively enhance the decision-making process across financial products is driven in part by our innovative technology and our investment in research and development. We believe that our investment in research and development is core to building and maintaining our competitive advantage. Since our inception, we have considered ourselves, at our core, a technology company that is bringing data science, machine learning and AI expertise to empower our Partners.

Significant Accumulated Data and Experience
As a business driven by data science and AI, we believe that our accumulated experience and data assets are critical drivers of our competitive advantage. The technology that drives our AI is currently trained on more than 40 million data points. As our network processes more applications and observes the performance of assets over time, our technology can train on a larger and richer dataset. This continuous upgrade and refinement of our AI technology is driven by the data moving through our network: for the year ended December 31, 2022, our network evaluated more than 53 million applications. As we grow, both by onboarding new Partners and by increasing volume with our existing Partners, we anticipate that the volume of new data to our technology will also increase. We believe that this creates a flywheel effect for our network, enhancing the power of our AI technology and network for the benefit of all of our Partners and investors.

Culture of Growth and Innovation
We believe that our entrepreneurial culture of innovation and collaboration is an important driver of our growth, and that this culture has been led by our management team. Our management team brings a breadth of experience from a variety of fields, including AI, machine learning, and financial services. Professional development and training are key components of our culture and in developing our talent.

Our Team

Our people are a key reason for our success and are essential for our continued growth. Our team-oriented approach, entrepreneurial culture and overall growth trajectory, together with our competitive compensation and benefits, enable us to successfully retain our employees and to effectively recruit new talent aligned with our vision. As of December 31, 2022, we had a total of 809 “Pagayans,” or team members, across the globe. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

We are deeply committed to diversity, inclusion and belonging. Our core goals in this area include becoming an equitable employer of the future, creating an open and equitable consumer banking ecosystem and demonstrating social impact and community investment. To achieve these goals, we cultivate diverse talent pipelines and partner with organizations committed to promoting racial equity and greater accessibility in the financial services ecosystem.

Our Competition

We compete with a variety of technology companies that seek to help financial services providers with the digital transformation of their businesses, particularly with respect to all-digital lending. We also compete with various “second-look” financing providers that offer lenders revenue when they approve applications that had otherwise been turned down. These second-look financing providers operate across markets in which we currently operate or plan to operate in the future.

In sourcing asset investors, we compete with asset originators that utilize capital markets for financing. This includes other fintech lenders and asset management firms in the asset-backed security, structured products, and private funds. We may also face competition from other financial institutions, such as banks, investment funds and credit unions, which provide their balance sheet as a source for funding assets.

We believe the following competitive factors are key strengths of our business:

•B2B2C platform that enables rapid growth and scale
•Upfront funding model that enables optimization of investor returns and minimal balance sheet usage
•Vast dataset on U.S. consumer behavior, economic and demographic trends
•Continuously improving AI technology
•Real-time processing with API-based integration and minimal latency for Partners and their customers
•Seamless experience for our Partners’ customers
•Deep Partner relationships with 100% historical retention since inception
•Deep, well-established relationships with large institutional investors
•Streamlined, tech-enabled access to multiple markets
•Lean/nimble organization without the bureaucracy of larger financial institutions

Intellectual Property

Our proprietary technology, sophisticated deep learning methodologies, human capital, unpatented trade secrets, pending trademarks and domain names are key to our success.

We rely on trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of pending registered trademarks to protect our brand. In addition, we require our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property created or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

As of December 31, 2022, our intellectual property portfolio included 11 pending trademarks. We have limited trademark registrations outside the United States. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our AI technology.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our Partners in connection with determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Government Legislation and Regulation

Our Partners and prospective Partners are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. While we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality and use of our AI technology and network. In addition, we and our Partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our Partners, vendors, and other service providers indirectly, including through certain of our products and services, and in areas such as consumer finance and lending, investment advisory and securities law, and data protection, use and cybersecurity, and through our relationships with our Partners, the Financing Vehicles, and asset investors.

In particular, certain statutes, laws, regulations and rules to which we, our Partners, the Financing Vehicles or their service providers are subject to, and we facilitate compliance with, include, among others:

•foreign, U.S. federal and state lending statutes and regulations that require certain parties, including our Partners, to hold licenses or other government approvals or filings in connection with specified activities, and impose requirements related to marketing and advertising, transaction disclosures and terms, fees and interest rates, usury, credit discrimination, credit reporting, servicemember relief, debt collection, repossession, unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches and money transmission;
•the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act, and similar state and municipal fair lending laws;
•foreign, U.S. federal and state securities laws, including, among others, the Securities Act, the Exchange Act, the Investment Advisers Act, and the Investment Company Act rules and regulations adopted under those laws, and similar foreign and state laws and regulations, which govern securities law, advisory services, Financing Vehicles or how we purchase consumer credit assets, the Israeli Joint Investment Law, the Israeli Securities Law and loan product regulations;
•foreign, U.S. federal and state laws and regulations addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data, including, among others, FCRA, GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti-Spam Law, TCPA, FTC Act, California Consumer Privacy Act, or CCPA and GDPR;
•the Fair Credit Reporting Act and Regulation V promulgated thereunder, which impose certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining or using consumer reports, taking adverse action on the basis of information from consumer reports, the accuracy and integrity of furnished information, addressing risks of identity theft and fraud and protecting the privacy and security of consumer reports and consumer report information and other related data use law and regulations;
•the Gramm-Leach-Bliley Act and Regulation P promulgated thereunder, which include limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances require financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and require financial institutions to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other privacy laws and regulations;
•the U.S. credit risk retention rules promulgated under the Dodd-Frank Act, which require a securitizer of securitization vehicles to retain an economic interest in the credit risk of the assets collateralizing the securitization vehicles, or similar foreign rules (including in the EU);
•the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their consumer credit obligations, require creditors to comply with certain practice restrictions, limit the ability of a creditor to impose certain terms, impose disclosure requirements in connection with credit card applications and solicitations and impose disclosure requirements in connection with credit advertising;

•Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive, unconscionable, unlawful or abusive acts or practices;
•the Credit Practices Rule, which (i) prohibits creditors from using certain contract provisions that the Federal Trade Commission has found to be unfair to consumers; (ii) requires creditors to advise consumers who co-sign obligations about their potential liability if the primary obligor fails to pay; and (iii) prohibits certain late charges;
•the FDIC, OCC and other regulatory guidance related to model risk management and management of vendors and other bank specific requirements pursuant to the terms of service agreements with banks and the examination and enforcement authority of the FDIC under the Bank Service Company Act;
•U.S. federal and state regulation and licensing requirements related to the auto insurance and finance industries, including related to being a manager general agent;
•the U.S. Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
•the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations, requires creditors to reduce the interest rate to 6% on loans to military members under certain circumstances, and imposes restrictions on enforcement of loans to servicemembers, so that military members can devote full attention to military duties;
•the Military Lending Act, which requires those who lend to “covered borrowers,” including members of the military and their dependents, to only offer Military APRs (a specific measure of all-in-cost-of-credit) under 36%, prohibits arbitration clauses in loan agreements, and prohibits certain other loan agreement terms and lending practices in connection with loans to military servicemembers, among other requirements, and for which violations may result in penalties including voiding of a loan agreement;
•the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including a prohibition on a creditor requiring a consumer to repay a credit agreement in preauthorized (recurring) electronic fund transfers and disclosure and authorization requirements in connection with such transfers;
•the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require creditors and loan servicers to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;
•the Right to Financial Privacy Act and similar state laws enacted to provide the financial records of financial institution customers a reasonable amount of privacy from government scrutiny;
•the Bank Secrecy Act and the USA PATRIOT Act, which relate to compliance with anti-money laundering, borrower due diligence and record-keeping policies and procedures;
•the regulations promulgated by OFAC under the U.S. Treasury Department related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system; and
•other foreign, U.S., federal, state and local statutes, rules and regulations.

In addition to the laws, regulations, and rules that apply to our Partners, and that we facilitate compliance with, we, in our capacity as a service provider to financial services providers, and our Partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our Partners and asset investors. We are also subject to a variety of laws, rules, and regulations relating to the real estate and auto insurance industries, and data security, cybersecurity, privacy, and consumer protection. See “Item 3.D—Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information and a discussion of our regulatory risks.

C.Organizational Structure

Refer to Exhibit 8.1 to this Annual Report for a list of our subsidiaries, including our significant subsidiaries.

D.Property, Plants and Equipment

Our corporate headquarters is located at Azrieli Sarona Building, 54th floor, Derech Menachem Begin 121, Tel-Aviv, Israel. We also lease offices in New York, New York, and Austin, Texas. None of our facilities are owned by Pagaya. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the section titled “Key Components of Statements of Operations” of this Annual Report and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in “Item 3.D.—Risk Factors” of this Annual Report.

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the results of operations for the year ended December 31, 2021 in comparison to the year ended December 31, 2020 have been omitted. For such omitted discussions, refer to Pagaya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Registration Statement on Form F-4 (File No. 333-264168), as amended, initially filed with the SEC on April 7, 2022.

Company Overview
Pagaya makes life-changing financial products and services available to more people.
We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services and other service providers, their customers, and investors. Services providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions. Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles.
In recent years, investments in digitization have improved the front-end delivery of financial products, upgrading customer experience and convenience. Notwithstanding these advances, we believe underlying approaches to the determination of creditworthiness for financial products are often outdated and overly manual. In our experience, providers of financial services tend to utilize a limited number of factors to make decisions, operate with siloed technology infrastructure and have data limited to their own experience. As a result, we believe financial services providers approve a smaller proportion of their application volume than is possible with the benefit of modern technology, such as our AI technology and data network.

At our core, we are a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results across the financial ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners receive direct benefits from our network by approving a greater share of customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits with limited incremental risk or funding requirements. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors benefit through gaining exposure to these assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.
Recent Developments

Acquisition of Darwin Homes, Inc.

On January 5, 2023, we consummated a business combination pursuant to the Darwin Merger Agreement, dated as of November 15, 2022, by and among Pagaya, Darwin, Darwin Merger Sub, and Shareholder Representative Services LLC, a Colorado limited liability company, acting solely in its capacity as the representative, agent and attorney-in-fact of the stockholders of Darwin. On the Darwin Closing Date, the following transactions occurred pursuant to the terms and conditions of the Darwin Merger Agreement:

•at the Darwin Effective Time, Darwin Merger Sub merged with and into Darwin, with Darwin continuing as the Darwin Surviving Company after the Darwin Merger, and, as a result of the Darwin Merger, the Darwin Surviving Company became a direct, wholly owned subsidiary of Pagaya; and

•at the Darwin Effective Time, Darwin Shares issued and outstanding prior to the Darwin Effective Time (other than any Darwin Shares that were (i) subject to options or warrants, (ii) held in Darwin’s treasury or owned by Pagaya, Darwin Merger Sub or Darwin immediately prior to the Darwin Effective Time or (iii) held by the Darwin Equityholders who perfected and did not withdraw a demand for appraisal rights pursuant to the applicable provisions of Delaware General Corporation Law), were cancelled and automatically converted into the right to receive Pagaya’s Class A Ordinary Shares, such that, following the Darwin Effective Time, Pagaya issued approximately 18.2 million Class A Ordinary Shares and may issue an additional approximately 180,000 Class A Ordinary Shares to the Darwin Equityholders.

Reduction in Workforce

On January 18, 2023, we announced a reduction in workforce of approximately 20% of employees across our Israel and U.S. offices, as compared to our headcount as of December 31, 2022. This reduction in workforce is expected to enable us to streamline our operations in the current market environment to achieve our near-to-medium term growth priorities. The affected employees were notified on or before January 17, 2023, and all actions associated with the reduction were expected to be substantially complete in the first quarter of 2023, subject to local law.

We expect that this reduction in workforce will result in approximately $30 million of annualized cost savings. We also expect to incur a severance-related charge of approximately $4 million, consisting primarily of one-time separation payments, the majority of which will be made in the first quarter of 2023. The charges and timing of such charges described above are preliminary estimates based on our current expectations and are subject to a number of assumptions and risks, and actual results may differ materially from such estimates. We may also incur other charges, costs or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the reduction in workforce. See “Item 3.D.—Risk Factors—Our recent reduction in workforce, announced on January 18, 2023, may not result in anticipated savings or operational efficiencies, could result in total costs and expenses that are greater than expected, and could disrupt our business.”

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, the Company agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by the Company and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, the Company and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase Class A Ordinary shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Series A Preferred Share Purchase Agreement

On April 14, 2023 the Company entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which the Company agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles), for an aggregate purchase price of $75 million (the “Transaction”). Subject to shareholder approval of certain Amended and Restated Articles of Association of the Company (the “A&R Articles”), the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there are 80,000,000 authorized Series A Preferred Shares and the Company may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that holds approximately 12% of the Class A Ordinary Shares, no par value, of the Company, and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the Pagaya Board and the Audit Committee of the Pagaya Board, is a partner at Oak. Following their review of applicable considerations pursuant to the Company’s policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to the shareholders of the Company to adopt the A&R Articles and approve the Transaction and the matters contemplated thereby.

Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval (the “Shareholder Approval”) of (i) the adoption of the A&R Articles as required by applicable Israeli law and (ii) the Transaction and the matters contemplated thereby. The closing of the Transaction is subject to, among other things, the Company obtaining the Shareholder Approval.

In connection with the execution of the Purchase Agreement, certain shareholders of the Company entered into a voting agreement (the “Voting Agreement”) with the Company, pursuant to which such shareholders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the A&R Articles and (b) any other matter reasonably necessary to the consummation of the Transaction and considered and voted upon by the shareholders of the Company, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 4.17 to this filing. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the A&R Articles, a copy of which is attached as an exhibit to the Purchase Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 4.18 to this filing. See “Item 4.—Information on the Company—Recent Developments.”

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “ Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of June 22, 2022, (b) in which we have an annual total gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer Exemptions

We report as a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we will not be required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pagaya Ordinary Shares.

Our Economic Model

Pagaya’s revenues are primarily derived from Network Volume. Network Volume represents the assets that our Partners originate with the assistance of our AI technology and are acquired by Financing Vehicles through our network. We source capital from investors who invest in Financing Vehicles. We generate revenue from network AI fees, contract fees, interest income and investment income. Revenue from fees is comprised of network AI fees and contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees.

We earn AI integration fees from our Partners in our Financing Vehicles for the creation, sourcing and delivery of the assets that comprise our Network Volume.

Capital markets execution and contract fees are earned from investors in our Financing Vehicles. Multiple funding channels are utilized to enable the purchase of network assets from our Partners, such as asset backed securitizations (“ABS”). Capital markets execution fees are earned from the market pricing of ABS transactions while contract fees are management, performance and other fees earned for administering these vehicles.
Additionally, we earn interest income from our risk retention holdings and our corporate cash balances and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.

We incur costs when Network Volume is acquired by the Financing Vehicles. These costs, which we refer to as ‘‘Production Costs,’’ compensate our Partners for acquiring and originating assets. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume.

Additionally, we have built what we believe to be a leading data science and AI organization that has enabled us to assist our Partners as they make decisions to extend credit to consumers or for the identification and purchase of single-family residential properties. Headcount, technology overhead and research and development expenses represent the significant portion of our expenses outside of Production Costs.
Key Factors Affecting Our Performance
Expanded Usage of Our Network by Our Existing Partners
Our AI technology enables certain Partners to convert a larger proportion of their application volume into originated loans, enabling them to expand their ecosystem and generate incremental revenues. Our Partners have historically seen rapid scaling of origination volume on our network shortly after onboarding and the contribution of Pagaya’s network to Partners’ total origination volume tends to increase over time. On average, Partners have seen approximately 3 times growth in originations that are enabled by our network between the 3rd and 12th month of onboarding. We are proud of the fact that we have retained 100% of Partners since our inception in 2016, a demonstration of the strength of our value proposition.
Adoption of Our Network by Partners
We devote significant time to, and have a team that focuses on, recruiting new Partners to our network. We believe that our success in adding new Partners to our network is driven by our distinctive value proposition: driving significant revenue uplift to our Partners at limited incremental cost or credit risk to the Partner. Our success adding new Partners has contributed to our overall Network Volume growth and driven our ability to rapidly scale new asset classes. In 2022, we onboarded 6 new Partners, including Klarna and Ally Financial. Approximately $650 million of Network Volume was generated by new Partners and channels on our network in the full-year 2022.
Continued Improvements to Our AI Technology
We believe our historical growth has been significantly influenced by improvements to our AI technology, which are in turn driven both by the deepening of our proprietary data network and the strengthening of our AI technology. As our existing Partners grow their usage of our network, new Partners join our network, and as we expand our network into new asset classes, the value of our data asset increases. Our technology improvements thus benefit from a flywheel effect that is characteristic of AI technology, in that improvements are derived from a continually increasing base of training data for our technology. We have found, and we expect to continue to experience, that more data leads to more efficient pricing and greater Network Volume. Since inception, approximately $1.1 trillion in application volume has been evaluated by our network.
In addition to the accumulation of data, we make improvements to our technology by leveraging the experience of our research and development specialists. Our research team is central to accelerating the sophistication of our AI technology and expanding into new markets and use cases. We are reliant on these experts’ success in making these improvements to our technology over time.
Availability of Funding from Investors

The availability of funding from investors is critical to our growth, as Financing Vehicles only acquire an asset if funding is available for that specific asset. We continue to seek to diversify funding channels and counterparties as our business grows.

Since the beginning of 2019, we have raised approximately $15 billion from investors, but the availability of funding is not guaranteed and subject to market conditions. See “Item 3.D.—Risk Factors—Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor,bank or other third party service provider that presents concentration risks to us or our Partners. Our business, financial condition and results of operations could be adversely affected as a result of an unexpected failure of a vendor,bank or other third party service provider that presents concentration risks to us or our Partners” section in this Annual Report.
Performance of Assets Originated with the Assistance of Our AI Technology
The availability of funding from investors is a function of demand for consumer credit and residential real estate assets, as well as the performance of such assets originated with the assistance of our AI technology and purchased by Financing Vehicles. Our AI technology and data-driven insights are designed to enable relative outperformance of assets originated by our Partners versus the broader market. We believe that investors in Financing Vehicles view our AI technology as an important component in delivering assets that meet their investment criteria. To the extent that assets acquired by the Financing Vehicles underperform investors’ expectations, the availability of funding may be adversely affected. See “Item 3.D.—Risk Factors—Risks Related to the Operations of Our Business” section in this Annual Report.
Impact of Macroeconomic Cycles

We expect economic cycles to affect our financial performance and related metrics. Macroeconomic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, labor shortages, and the Russian invasion of Ukraine, may impact consumer demand for financial products, our Partners’ ability to generate and convert customer application volume, as well as the availability of funding from our investors through the Financing Vehicles. The recent rise in inflation may increase financing costs and adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new Network Volume. In addition, rising inflation may create an escalation in our operating costs, including employee compensation, financing costs, and general corporate expenses, which could reduce our cash flow and operating income. As of the date of this Annual Report, we have not experienced material impacts to our business performance from inflationary pressure. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries. Any impact to investor returns may lead to an adverse impact on our earnings. The increased risk-free rate of return may impact investor demand for risk assets such as consumer credit, which may constrain our ability to raise new funding for Network Volume. While our ability to raise new funding has not been materially impacted, the cost of capital has increased due to the higher interest rate environment. We are closely monitoring the invasion of Ukraine by Russia in February 2022 and its global impacts. While the conflict is still unfolding and the outcome remains highly uncertain, we do not believe the Russia-Ukraine conflict will have a material impact on our business and results of operation. However, if the Russia-Ukraine conflict continues or worsens, leading to greater global economic disruptions and uncertainty, our business and results of operations could be materially impacted. A prolonged economic downturn may also adversely affect the performance of assets that Financing Vehicles acquire from our network. At the same time, such events, including the COVID-19 pandemic or the 2022 inflationary environment, provide key data that we can utilize to improve our AI technology, and they may also help to validate the outcomes our network drives for both Partners and investors. For a further discussion of uncertainties and other factors that could impact our operating results, see “Item 3.D.—Risk Factors” section in this Annual Report.
Key Operating Metrics
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections and make strategic decisions. In addition to total revenues, net, operating income (loss), other measures under U.S. GAAP, and certain non-GAAP financial measures (see discussion and reconciliation herein titled “Reconciliation of Non-GAAP Financial Measures.”) The following table sets forth a key operating metric we use to evaluate our business.

	Years Ended December 31,
	2022	2021	2020
	(in millions)
Network Volume	$7,307	$4,904	$1,591
Network Volume

We believe the Network Volume metric to be a suitable proxy for our overall scale and reach, as we generate revenue primarily on the basis of Network Volume. Network Volume is driven by our relationships with our Partners, and we believe that this has benefited from continuous improvements to our AI technology, enabling our network to more effectively identify assets for acquisition by the Financing Vehicles, thereby providing additional investment opportunities to investors. Network Volume is comprised of assets across several asset classes, including personal loans, auto loans, residential real estate, credit card receivables and point of sale receivables.

Components of Results of Operations
Revenue

We generate revenue from network AI fees, contract fees, interest income and investment income. Network AI fees and contract fees are presented together as Revenue from fees in the consolidated financial statements. Revenue from fees is recognized after applying the five-step model consistent with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Consumers” (“ASC 606”).
Network AI fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. We earn AI integration fees from our Partners in our Financing Vehicles for the creation, sourcing and delivery of the assets that comprise our Network Volume. Multiple funding channels are used to enable the purchase of network assets from our Partners, such as ABS. Capital markets execution fees are earned from the market pricing of ABS transactions.
Contract fees. Contract fees primarily include administration and management fees, and performance fees. Administration and management fees are contracted upon the establishment of Financing Vehicles and are earned and collected over their remaining lives. Performance fees are earned when certain Financing Vehicles exceed contractual return hurdles and a significant reversal in the amount of cumulative revenue recognized is not expected to occur.
We also earn interest income from our risk retention holdings and cash balances and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.
Costs and Operating Expenses
Costs and operating expenses consist of Production Costs, research and development expenses, sales and marketing expenses, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, share-based compensation, and outsourcing comprise a significant component of several of these expense categories. A portion of our non-share-based compensation expense and, to a lesser extent, certain operating expenses (excluding Production Costs) are denominated in the new Israeli shekel (“NIS”), which could result in variability in our operating expenses which are presented in U.S. Dollars.
Production Costs
Production Costs are primarily comprised of expenses incurred when Network Volume is transferred from Partners into Financing Vehicles, as our Partners are responsible for marketing and customer interaction and facilitating the flow of additional application flow. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume. Additionally, but to a lesser extent, Production Costs also include expenses incurred to renovate single family residential real estate.

Research and Development
Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our network and AI technology, including personnel, allocated costs, and other development-related expenses. Research and development costs are expensed as incurred, net of capitalization. We have invested and believe continued investments in research and development are important to achieving our strategic objectives.
Sales and Marketing
Sales and marketing expenses, related to Partner onboarding and development, as well as investor and potential investor management, are comprised primarily of salaries and personnel-related costs, as well as the costs of certain professional services, and allocated overhead. Sales and marketing expenses are expensed as incurred. Sales and marketing expenses in absolute dollars may fluctuate from period to period based on the timing of our investments in our sales and marketing functions. These investments may vary in scope and scale over future periods depending on our pipeline of new Partners and strategic investors.
General and Administrative
General and administrative expenses primarily comprise personnel-related costs for our executives, finance, legal and other administrative functions, professional fees for external legal, accounting and other professional services and allocated overhead costs. General and administrative expenses are expensed as incurred.
Other Income (loss), net
Other Income (loss), net primarily consists of changes in the fair value of warrant liabilities and other non-recurring items, such as other than temporary impairment of investments in loans and securities.
Income Tax Expense
We account for taxes on income in accordance with ASC 740, “Income Taxes” (“ASC 740”). We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is expected to be lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate in their respective tax jurisdictions.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated variable interest entities (‘‘VIEs’’) and consists of the portion of the net income of these consolidated entities that is not attributable to us.

A.Operating Results
The following table sets forth operating results for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,
	2022	2021	2020
Revenue
Revenue from fees	$685,414	$445,866	$91,740
Other Income
Interest income	57,758	28,877	6,993
Investment income (loss)	5,756	(155)	277
Total Revenue and Other Income	748,928	474,588	99,010
Costs and Operating Expenses
Production costs	451,084	232,324	49,085
Research and development (1)	150,933	66,211	12,332
Sales and marketing (1)	104,203	49,627	5,668
General and administrative (1)	294,213	132,235	10,672
Total Costs and Operating Expenses	1,000,433	480,397	77,757
Operating income (loss)	(251,505)	(5,809)	21,253
Other loss, net	(24,869)	(55,839)	(55)
Income (loss) before income taxes	(276,374)	(61,648)	21,198
Income tax expense	16,400	7,875	1,276
Net income (loss)	(292,774)	(69,523)	19,922
Less: Net income attributable to noncontrolling interests	9,547	21,628	5,452
Net loss attributable to Pagaya Technologies Ltd.	$(302,321)	$(91,151)	$14,470
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(302,321)	$(91,151)	$14,470
Less: Undistributed earnings allocated to participated securities	(12,205)	(19,558)	(9,558)
Less: Deemed dividend distribution	—	(23,612)	—
Net loss attributed to Pagaya Technologies Ltd.	$(314,526)	$(134,321)	$4,912
Net income (loss) per share attributable to Pagaya Technologies Ltd.:
Basic (2)	$(0.69)	$(0.69)	$0.03
Diluted (2)	$(0.69)	$(0.69)	$0.02
Non-GAAP adjusted net income (loss) (3)	$(32,664)	$37,259	$14,599
Non-GAAP adjusted net income per share:
Basic (2)	$(0.07)	$0.19	$0.08
Diluted (2)	$(0.07)	$0.14	$0.07
Weighted average shares outstanding:
Basic (2)	459,044,846	195,312,586	191,146,436
Diluted (2)	459,044,846	262,995,525	206,915,248

(1) The following table sets forth share-based compensation for the periods indicated below (in thousands):

	Year Ended December 31,
	2022	2021	2020
Research and development	$81,337	$27,042	$89
Sales and marketing	58,377	18,458	4
General and administrative	101,975	22,285	63
Total share-based compensation in operating expenses	$241,689	$67,785	$156
Share-based compensation for the year ended December 31, 2022 included compensation of $172.2 million related to the vesting of certain performance-based options, which was included in research and development, sales and marking, and general and administrative expenses. Certain of the performance awards, provided to certain founders and directors, do not contain any time-based employment requirements and are only subject to certain stock performance conditions. Share-based compensation for the year ended December 31, 2021 included compensation of $56.8 million related to the amount paid in excess of the estimated fair value of ordinary shares as of the date of the transactions in connection with a secondary sale.

(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures” elsewhere within this “Operating and Financial Review and Prospects” for a reconciliation of this and adjusted EBITDA.

Comparison of Year Ended December 31, 2022 and 2021
Total Revenue and Other Income

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$685,414	$445,866	$239,548	54%
Interest income	57,758	28,877	28,881	100%
Investment income (loss)	5,756	(155)	5,911	3,814%
Total Revenue and Other Income	$748,928	$474,588	$274,340	58%
Total revenue and other income, increased by $274.3 million, or 58%, to $748.9 million for the year ended December 31, 2022 from $474.6 million for the year ended December 31, 2021. The increase was primarily driven by an increase in revenue from fees, which in turn was primarily related to the increase in Network Volume.
Revenue from fees increased by $239.5 million, or 54%, to $685.4 million for the year ended December 31, 2022 from $445.9 million for the year ended December 31, 2021. The increase was primarily due to a $229.9 million increase in Network AI fees driven by the growth in Network Volume, which increased by 49% from $4.9 billion for the year ended December 31, 2021 to $7.3 billion for the year ended December 31, 2022. Network Volume is a function of supply from existing and new Partners, as well as market demand for the originated assets. Market demand for the originated assets, as represented by assets held by Financing Vehicles, grew 14% to $6.4 billion for the year ended December 31, 2022, from $5.6 billion for the year ended December 31, 2021. Also attributing to the increase in Network AI fees was AI integration fees earned from Partners originating personal loan products which did not exist during the year ended December 31, 2021. These increases were partially offset by a decrease in capital markets execution fees earned from our ABS transactions affected by tighter macro-economic conditions during the year ended December 31, 2022. Contract fees also increased by $9.7 million reflecting continued growth in assets held by Financing Vehicles.
Interest income increased by $28.9 million, or 100%, to $57.8 million for the year ended December 31, 2022 from $28.9 million for the year ended December 31, 2021. The increase in Interest income was directly related to our risk retention holdings and related securities held in our consolidated VIEs as well as certain risk retention holdings held directly by our consolidated subsidiaries.
Investment income increased by $5.9 million to $5.8 million for the year ended December 31, 2022 from a loss of $0.2 million for the year ended December 31, 2021. Investment income during the year ended December 31, 2022 primarily related to the returns from certain proprietary investments which did not exist during the year ended December 31, 2021.
Costs and Operating Expenses

	Year Ended December 31,
	2022	2021
	(in thousands)
Production costs	$451,084	$232,324
Research and development	150,933	66,211
Sales and marketing	104,203	49,627
General and administrative	294,213	132,235
Total Costs and Operating Expenses	$1,000,433	$480,397
Production Costs

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Production costs	$451,084	$232,324	$218,760	94%
Production costs increased by $218.8 million, or 94%, to $451.1 million for the year ended December 31, 2022 from $232.3 million for the year ended December 31, 2021. This increase was primarily due to increases in Network Volume and the composition of the asset classes that make up our Network Volume, as well as new Partners joining our network.
Research and Development

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Research and development	$150,933	$66,211	$84,722	128%

Research and development costs increased by $84.7 million, or 128%, to $150.9 million for the year ended December 31, 2022 from $66.2 million for the year ended December 31, 2021. This increase was primarily due to a $66.6 million increase in personnel-related expenses, including a $54.3 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the year ended December 31, 2022 related to the acceleration of vesting of certain performance awards, a $8.7 million increase in professional services, a $5.7 million increase in server costs, and a $3.7 million increase in overhead allocation and other miscellaneous costs. Headcount in research and development increased by 23% between December 31, 2021 and December 31, 2022.
Sales and Marketing

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$104,203	$49,627	$54,576	110%
Sales and marketing costs increased by $54.6 million, or 110%, to $104.2 million for the year ended December 31, 2022 from $49.6 million for the year ended December 31, 2021. This increase was primarily due to a $47.9 million increase in personnel-related expenses, including a $39.9 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the year ended December 31, 2022 related to the acceleration of vesting of certain performance awards, and a $3.9 million increase in overhead allocation and other miscellaneous costs. Headcount in sales and marketing increased by 7% between December 31, 2021 and December 31, 2022.
General and Administrative

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
General and administrative	$294,213	$132,235	$161,978	122%
General and administrative costs increased by $162.0 million, or 122%, to $294.2 million for the year ended December 31, 2022 from $132.2 million for the year ended December 31, 2021. This increase was primarily due to a $110.9 million increase in personnel-related expenses, including a $79.7 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the year ended December 31, 2022 related to the acceleration of vesting of certain performance awards, a $36.1 million increase in miscellaneous costs, including overhead allocations, a $10.9 million increase in expenses related to the public company readiness, legal and other business-related professional services, and a $4.1 million increase in computer maintenance and communications expenses. Headcount in general and administrative increased by 47% between December 31, 2021 and December 31, 2022.
Other Income (Loss), net

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$(24,869)	$(55,839)	$30,970	55%

Other loss, net decreased by $31.0 million to a loss of $24.9 million for the year ended December 31, 2022 from a loss of $55.8 million for the year ended December 31, 2021. The decrease was primarily due to a $65.9 million favorable impact from the changes in fair value remeasurement of warrants, partially offset by a $33.7 million loss from other than temporary impairment associated with risk retention holdings and related securities.

Income Tax Expense (Benefit)

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$16,400	$7,875	$8,525	108%
Income tax expense increased by $8.5 million, or 108%, to $16.4 million for the year ended December 31, 2022 from $7.9 million for the year ended December 31, 2021. The increase was primarily driven by the establishment of a valuation allowance to offset certain deferred tax assets at December 31, 2022, partially offset by higher pre-tax loss.
Net Income Attributable to Noncontrolling Interests

	Year Ended December 31,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Net income attributable to noncontrolling interests	$9,547	$21,628	$(12,081)	(56)%
Net Income attributable to noncontrolling interests decreased by $12.1 million, or 56%, to $9.5 million for the year ended December 31, 2022 from $21.6 million for the year ended December 31, 2021. The decrease was driven by the net income generated from our consolidated VIEs associated with our risk retention holdings and related securities. This amount represented the net income of the consolidated VIEs to which we have no economic right and primarily relates to interest income earned on risk retention holdings and related securities.

Reconciliation of Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared and presented in accordance with U.S. GAAP, we use the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. We are presenting these non-GAAP financial measures because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.
However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with U.S. GAAP.
To address these limitations, we provide a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to our shareholders. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with their respective related U.S. GAAP financial measures.
Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 are summarized below (in thousands):

	Year Ended December 31,
	2022	2021	2020
Adjusted Net Income (Loss)	$(32,664)	$37,259	$14,599
Adjusted EBITDA	$(4,834)	$45,949	$16,165
Adjusted Net Income (Loss) is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment charges and non-recurring expenses associated with the EJFA Merger. Adjusted EBITDA is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, non-recurring expenses associated with the EJFA Merger, interest expense, depreciation expense, and provision for income taxes.
These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA in this Annual Report because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following table presents a reconciliation of net income (loss) attributable to Pagaya shareholders, the most directly comparable U.S. GAAP measure, to Adjusted Net Income (Loss) and Adjusted EBITDA (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net Loss Attributable to Pagaya Technologies Ltd.	$(302,321)	$(91,151)	$14,470
Adjusted to exclude the following:
Share-based compensation	241,689	67,785	156
Fair value adjustment to warrant liability	(11,088)	53,019	489
Other than temporary impairment loss on certain investments	8,836	—	—
Impairment of goodwill and other intangible assets	3,209	—	—
Non-recurring expenses	27,011	7,606	(516)
Adjusted Net Income (Loss)	(32,664)	37,259	14,599
Adjusted to exclude the following:
Interest expenses	5,136	—	—
Provision for income tax	16,400	7,875	1,276
Depreciation and amortization	6,294	815	290
Adjusted EBITDA	$(4,834)	$45,949	$16,165

B. Liquidity and Capital Resources
During the year ended December 31, 2022 and 2021, we incurred net losses attributable to shareholders of $302.3 million and $91.2 million, respectively. We had $414.2 million and $111.9 million of accumulated deficit as of December 31, 2022 and 2021, respectively. Prior to the EJFA Merger and PIPE investment, we financed our operating and capital needs substantially through private sales of equity securities.

As of December 31, 2022, the principal sources of liquidity were cash, cash equivalents and restricted cash of $337.1 million, including net proceeds from the PIPE investment. As of December 31, 2021, the principal sources of liquidity were cash and cash equivalents of $209.6 million and cash flow provided by financing activities. As of December 31, 2022, shareholders’ equity related to Pagaya was approximately $553.5 million. During the year ended December 31, 2022, we generated negative cash flows from operations. The primary use of operating cash flows during this period related to an increase in headcount and personnel-related costs across the business to support our growth expansion strategy.

Our primary requirements for liquidity and capital resources are to finance risk retention requirements and related securities, invest in research and development and to attract, recruit and retain a strong employee base. We intend to continue to make strategic investments to support our business plans.

Our capital expenditures for fiscal years 2022, 2021 and 2020 amounted to $22.0 million, $6.6 million and $1.1 million, respectively. We expect capital expenditures for fiscal year 2023 to be in line with our prior year spend. Excluding any proceeds from the exercise of public warrants or private placement warrants, we believe that our existing cash and cash equivalents, including the net proceeds from the PIPE investment, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. We have based these estimates on assumptions that may prove to be wrong and could use our available capital resources sooner than we currently expect, and future capital requirements and the adequacy of available funds will depend on many factors, including those described below as well as in “Item 3.D.—Risk Factors” in this Annual Report.

There are numerous risks to the Company’s financial results, liquidity and capital raising, some of which may not be quantified in the Company’s current estimates. The principal factors that could impact liquidity and capital needs are a prolonged inability to adequately access funding in the capital markets or in bilateral agreements, including as a result of macroeconomic conditions such as rising interest rates and higher cost of capital, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and the continuing market adoption of the Company’s network.

We expect to finance our cash needs and fund our operations through existing cash and cash equivalents, including the net proceeds from the PIPE investment. We also have the ability to raise additional capital, including through borrowings under the Revolving Credit Facility pursuant to which we can borrow up to $167.5 million (see further description of the Revolving Credit Facility below in the section titled “Credit Facility”) or through the sale or issuance of equity or debt securities, including the issuance of up to 40,139,607 shares and not to exceed $300 million pursuant to the committed equity financing with B. Riley Principal Capital II as described below in the section titled “The Committed Equity Financing,” as well as the issuance of up to 80 million convertible preferred shares, including 60 million convertible preferred shares for an aggregate purchase price of $75 million as described below in the section titled “Series A Preferred Share Purchase Agreement.” The ownership interest of our shareholders will be, or could be, diluted as a result of sales or issuances of equity or debt securities, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of our Class A ordinary shareholders. We intend to support our liquidity and capital position by pursuing diversified sources of funding, including debt financing, equity financing, or new securitization vehicles, to provide committed liquidity in case of prolonged market uncertainty.

Additional debt financing, such as secured or unsecured borrowings, credit facilities or corporate bonds, and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in “Item 3.D.—Risk Factors” in this Annual Report.

In addition, we will receive the proceeds from any exercise of any public warrants and private placement warrants in cash. Each public warrant and each private placement warrant that was issued and exchanged for each EJFA Private Placement Warrant in the EJFA Merger entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. The aggregate amount of proceeds could be up to $169.6 million if all such warrants are exercised for cash. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity, but do not need such proceeds to fund our operations.

As of April 18, 2023, the price of our Class A Ordinary Shares was $0.9125 per share. We believe the likelihood that warrant holders will exercise their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise on a cash basis their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger. To the extent the public warrants and private placement warrants are exercised by warrant holders, ownership interest of our shareholders will be diluted as a result of such issuances. Moreover, the resale of Class A Ordinary Shares issuable upon the exercise of such warrants, or the perception of such sales, may cause the market price of our Class A Ordinary Shares to decline and impact our ability to raise additional financing on favorable terms. See “Item 3.D.—Risk Factors—We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business” and “Item 3.D.—Risk Factors—Risks Related to Ownership of our Class A Ordinary Shares and Warrants” in this Annual Report.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing related to such acquisitions or investments. In the event that we pursue additional financing, we may not be able to raise such financing on terms acceptable to us or at all. Additionally, as a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us and we may be required to pledge collateral as security. If we are unable to raise additional capital or generate cash flows necessary to expand operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition. It is also possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of the significant judgments or estimates could prove to be materially incorrect.

The Committed Equity Financing

On August 17, 2022, we entered into the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the 24-month term of the Equity Financing Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the VWAP as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, we issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in our consolidated statements of operations. As of December 31, 2022, the Company has not sold any Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.7 and 4.8, respectively, to this Annual Report.
Series A Preferred Share Purchase Agreement

On April 14, 2023, the Company entered into a securities purchase agreement with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P to purchase 60 million shares of Series A convertible Preferred Shares of the Company, no par value, for an aggregate purchase price of $75 million (the “Preferred Offering”). The Preferred Offering is expected to close in the second quarter of 2023, subject to, among other things, the Company obtaining shareholder approval. In connection with the Preferred Offering, shareholders will be asked to approve certain Amended and Restated Articles of Association of the Company (the “A&R Articles”), which state that the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there will be 80 million authorized Series A Preferred Shares and the Company may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future. See “Item 4.—Information on the Company—Recent Developments.”

Future Capital Requirements
During the normal course of business, we enter into certain lease contracts with lease terms through 2032. As of December 31, 2022, the total remaining non-cancellable contractual obligations are approximately $72.5 million.
Cash Flows
The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(40,000)	$49,811	$4,257
Net cash used in investing activities	$(265,419)	$(140,740)	$(122,757)
Net cash provided by financing activities	$437,920	$289,624	$119,502
Operating Activities

Our primary uses of cash in operating activities are for ordinary course of business, with the primary use related to employee and personnel-related expenses. As of December 31, 2022, we had 809 employees compared to 621 on December 31, 2021. During the year ended December 31, 2022, we increased our headcount and personnel-related costs to support our growth expansion strategy.
Net cash provided by operating activities decreased by $89.8 million, or 180%, to $40.0 million of net cash used in operating activities for the year ended December 31, 2022 from $49.8 million net cash provided by operating activities for the year ended December 31, 2021. The decrease was mainly due to a $223.3 million decrease in net income and a $39.1 million decrease in operating assets and liabilities, partially offset by a $172.5 million increase in non-cash charges.
Investing Activities
Our primary uses of cash in investing activities are the purchase of risk retention assets of sponsored securitization vehicles and investments in equity method and other investments.
Net cash used in investing activities increased by $124.7 million, or 89%, to $265.4 million for the year ended December 31, 2022 from $140.7 million for the year ended December 31, 2021. The increase was primarily due to a $153.3 million increase in the purchase of investments in loans and securities partially offset by an increase in proceeds received from investments in loans and securities of $84.0 million. Additionally, there was a $48.4 million decrease in proceeds received from short-term deposits. Also attributing to the increase was a $15.8 million increase in the purchase of property and equipment. These increases were partially offset by a $8.8 million net decrease in the purchase of equity method and other investments.
Financing Activities
During the year ended December 31, 2022, our main source of cash from financing activities was proceeds from the issuance of ordinary shares. During the year ended December 31, 2022, our main source of cash from financing activities was the proceeds from issuance of redeemable convertible preferred shares. Additionally, secured borrowings associated with our risk retention assets as well as a drawdown from our revolving credit facility have provided a significant source of cash during the year ended December 31, 2022.
Net cash provided by financing activities increased by $148.3 million, or 51%, to $437.9 million for the year ended December 31, 2022 from $289.6 million for the year ended December 31, 2021. The increase was primarily due to a $98.4 million increase in proceeds from the issuance of ordinary shares and warrants, a $63.8 million increase in proceeds from secured borrowings, net of payments, and $15.0 million of net drawdown from our revolving credit facility. These increases were partially offset by a net decrease of $41.8 million related to noncontrolling interests.
Indebtedness

Credit Facility

On September 2, 2022, we entered into that certain Senior Secured Revolving Credit Agreement (the “Credit Agreement”) by and among Pagaya, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank (“SVB”) , as administrative agent and collateral agent, which provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to a U.S. dollar equivalent of $20.0 million may be issued in NIS.

The Revolving Credit Facility replaced the 2021 Credit Facility (as defined below). Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The Credit Agreement contains the following financial maintenance covenants, which will be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2022: (i) a minimum Consolidated Adjusted Quick Ratio (as defined in the Credit Agreement) of 1.25:1.00 and (ii) Consolidated Total Revenue (as defined in the Credit Agreement) not less than the amounts set forth in the Credit Agreement. The Credit Agreement also includes affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

As of December 31, 2022, the Company had $15.0 million drawn, letters of credit issued in the amount of $20.0 million, and $132.5 million of remaining borrowing capacity available under the Revolving Credit Facility. The Company is in compliance with all covenants.

The foregoing descriptions of the Credit Agreement are qualified in their entirety by reference to the full and complete terms thereof, which are incorporated herein by reference to Exhibit 4.6 of this Annual Report.

Termination of 2021 Credit Facility

In connection with entering into the Credit Agreement, we repaid all outstanding obligations with respect to, and terminated the commitments under, that certain Credit Agreement, dated as of December 23, 2021 (as amended among us and certain lenders (the “2021 Credit Facility”)).

Securitizations

In connection with asset-backed securitizations, we sponsor and establish securitization vehicles to purchase loans originated by our Partners. Securities issued from our asset-backed securitizations are senior or subordinated, based on the waterfall criteria of loan payments to each security class. The subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by securitization vehicles. In ordinary course of business, we enter into certain financing arrangements to finance our risk retention balance in certain notes and securities retained from securitization transactions. For further information, see Note 5 and Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Subsequent Events

On March 10, 2023, SVB was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation has been appointed as a receiver.

Additionally, we held a total of approximately $15 million at SVB as of December 31, 2022, which represented approximately 5% of our cash and cash equivalents balance as of December 31, 2022. On March 14, 2023, our deposits with SVB were withdrawn and deposited in accounts at other banks where we hold our primary banking relationships.

In addition to being the administrative agent and collateral agent, SVB was the lead lender for the Revolving Credit Facility and Receivables Facility. With regard to our Revolving Credit Facility, we continue to have access and, on March 10, 2023, to ensure the facility was still operational, we submitted a draw request which was successfully funded on March 15, 2023. With respect to the Receivables Facility, it was unaffected.

We continue to believe that our existing cash and cash equivalents balance and cash flow from operations will be sufficient to meet our working capital, capital expenditures, and cash requirements from known contractual obligations for at least the next twelve months.

Contractual Obligations and Commitments

The following table summarizes our cash requirements from known contractual obligations and other commitments as of December 31, 2022 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Revolving credit facility	$15,000	$—	$15,000	$—	$—
Receivables facility	15,047	15,047		—	—
Risk retention financing	124,584	46,782	—	—	77,802
Operating lease obligations	72,535	11,526	16,747	15,227	29,035
Total contractual obligations	$227,166	$73,355	$31,747	$15,227	$106,837
For a discussion of our long-term debt obligations and operating lease obligations as of December 31, 2022, see Note 5 and Note 9, respectively, to our consolidated financial statements included elsewhere in this Annual Report.
Off-Balance Sheet Arrangements
In the ordinary course of business, we engage in activities with unconsolidated VIEs, including our sponsored securitization vehicles, which we contractually administer. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by sponsored securitization vehicles. From time to time, we may, but are not obligated to, purchase assets of the Financing Vehicles. Such purchases could expose us to loss. For additional information, refer to Note 7 to the consolidated financial statements elsewhere included in this Annual Report.

Risk Governance

Risks are inherent in our business and principally include portfolio, model, financing, technology, legal, compliance, regulatory, operational, strategic, people and reputational risks.

We believe that effective management of these risks is critical to the long-term success of the business. Accordingly, we have established an Enterprise Risk Management (“ERM”) framework to comprehensively identify, assess, monitor and manage those risks in accordance with the industry best practice.

Pagaya’s risk management framework is comprehensive and covers the entire asset life cycle – from creation and financing to ongoing portfolio management – across each of our principal risk areas. The framework is integrated and provides necessary feedback across the organization.

Risk oversight is the responsibility of the Pagaya Board. The Pagaya Board oversees, directly and through its committees, the risk management policies and practices implemented through the firm’s enterprise risk management framework. The Pagaya Board has the following standing committees: an audit committee; a compensation committee; a nomination and corporate governance committee; and a risk committee. For more information on the Pagaya Board refer to “Item 6.C.—Board Practices.”

The Pagaya Board is further supported by a series of supporting committees with specific risk management mandates that ultimately report to the Board and its committees. Each committee is chaired by senior leaders who have oversight and decision-making responsibility in their respective areas, with committee members drawn from across the Company. In addition to their specific risk area alignments, all of our committees have responsibility for considering the reputational impact of the activities that they oversee. Committee membership is reviewed regularly and updated to reflect changes in the organization, business model and responsibilities of the members. Most committees are supported by various subcommittees, forums and or working groups.

In addition, our internal audit function is responsible for independently assessing and validating the effectiveness of key controls and providing timely reporting to the Board Audit Committee and senior management. Our director of Internal Audit reports to the Board Audit Committee.

C. Research and Development, Patents and Licenses, etc.

Research and Development, Patents and Licenses

For further discussion regarding research and development, patents and licenses, refer to “Item 3.D.—Risk Factors” and “Item 4.B—Business Overview” above and Note 2, Summary of Significant Accounting Policies, within “Item 18—Financial Statements.”

Israel Innovation Authority

From time to time, we may apply to the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of the Economy), or the IIA, for approval to allow a tax deduction for all or most of the research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing with the year of the payment of such expenses.
D. Trend Information
Other than as disclosed in the section titled “Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Critical Accounting Estimates
Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this Annual Report. We have prepared our financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. See “Item 3.D.—Risk Factors” for a discussion of the possible risks that may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report. In addition, a quantitative sensitivity analysis is provided where that information is reasonably available, can be reliably estimated and provides material information to investors. The amounts used to assess sensitivity (e.g., 10 percent, etc.) are included to allow users of the financial statements to understand a general direction of cause and effect of changes in the estimates and do not represent management’s predictions of variability. For all of these estimates, it should be noted that future events rarely develop exactly as forecasted, and estimates require regular review and adjustment.

Revenue Recognition

The Company adopted ASC 606, which follows a five-step model to recognize revenue consisting of identifying contracts with customers, the performance obligations promised in those contracts, determining and allocating the transaction price to the obligations, and recognizing revenue when the Company satisfies its obligations. The timing of revenue recognition varies by service and is described above in “Components of Results of Operations” and within the notes to the audited financial statements.
We consider revenue recognition to be a critical accounting policy given the focus on revenue by management and our investors. Currently, given the nature of our services offered and the performance obligation, there are no significant judgments or estimates required to recognize revenue.

Investments in Loans and Securities

Investments in loans and securities are classified as held-to-maturity and presented at amortized costs based on projected cash flow using the internal rate of return method. The Company analyzes each security to determine its classification and whether it has the intent and ability to hold until maturity on a continual basis. When analyzing intent, the Company considers circumstances that have in the past led, or may in the future lead, to a decision to sell a particular security.

An investment is impaired if the fair value of the investment is less than its amortized cost basis. We determine whether the impairment has resulted from a credit loss or other factors. We determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. We recognize an allowance for credit losses, up to the amount of the impairment when appropriate, and write down the amortized cost basis of the investment if it is more likely than not we will be required, or we intend to sell the investment before recovery of its amortized cost basis, or we did not expect to collect cash flows sufficient to recover the amortized cost basis of the investment. The recognition of other-than-temporary impairment losses is dependent on the facts and circumstances related to the specific investment. If we intend to sell the investment or it is more likely than not that we would be required to sell the investment prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. We recognize the credit loss portion through earnings in the income statement and the noncredit loss portion in accumulated other comprehensive loss.

Consolidation and Variable Interest Entities (VIEs)

The Company has variable interests in certain related securitization vehicles that it sponsors, and it consolidates the financial results of those vehicles where the Company has a controlling interest in them. In order to have a controlling interest, the Company evaluates whether it has both the power to direct the activities of the VIEs that most significantly impact their economic performance and the obligation to absorb the losses or receive benefits of the VIE that could potentially be significant. In performing the evaluation, we are required to apply judgment, including in identifying the activities that most significantly impact a VIE’s economic performance and determining the significance of our obligation to absorb losses or receive benefits. The factors we consider in assessing significance include: the design and capitalization structure of the VIE; subordination of interests; payment priority; relative share of interests held within the VIE’s capital structure; and the nature of or reason behind our interest in the entity.

Internal-Use Software

Internally developed software is capitalized upon completion of the preliminary project stage, when it becomes probable that the project will be completed, and the software will be used as intended. Capitalized costs primarily consist of salaries and payroll related costs for employees directly involved in development efforts. Costs related to the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Capitalized internal-use software is included in property and equipment, net, in the consolidated balance sheets, and and amortization expense is included in general and administrative expenses in the consolidated statements of operations. We review on a regular basis list of projects that are in process and if the project is to be abandoned or discontinued and the capitalized costs associated with that project are expensed immediately.

Recoverability of Deferred Tax Assets

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed.

We consider a number of factors to reliably estimate future taxable income so we can determine the extent of our ability to realize net operating losses, foreign tax credits, realized capital loss, and other carryforwards. These factors include forecasts of future income for each of our businesses, and actual and planned business and operational changes, both of which include assumptions about future macroeconomic and company-specific conditions and events. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization.

Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent actual results differ from estimated amounts recorded, such differences will impact the income tax provision in the period in which the determination is made.

Fair Value of Pagaya Ordinary Shares

Prior to the consummation of the EJFA Merger, the fair value of the Pagaya Ordinary Shares underlying the stock option awards was determined by the Pagaya Board. Given the absence of a public trading market, the Pagaya Board considered numerous objective and subjective factors to determine the fair value of Pagaya Ordinary Shares at each meeting at which awards were approved. These factors included, but were not limited to: (i) contemporaneous third-party valuations of Pagaya Ordinary Shares; (ii) the rights, preferences, and privileges of redeemable convertible preferred shares relative to Pagaya Ordinary Shares; (iii) the lack of marketability of Pagaya Ordinary Shares; (iv) the stage and development of the Company’s business; (v) general economic conditions; (vi) recent secondary transactions and (vii) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying Pagaya Ordinary Shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used.

Following the consummation of the EJFA Merger, it is not necessary to determine the fair value of Pagaya Ordinary Shares, as the Class A Ordinary Shares are publicly traded.

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” (“ASC 718”). Share-based awards are mainly granted to employees and members of the Company’s board of directors and measured at fair value at each grant date. The Company measures options based on the estimated grant date fair values. When necessary and appropriate, the Company determines grant date fair value using the Black-Scholes option-pricing model.

Warrants to Purchase Ordinary Shares and Redeemable Convertible Preferred Shares

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”).

Warrants to Purchase Redeemable Convertible Preferred Shares

Warrants to purchase shares of redeemable convertible preferred shares are classified as a liability as the underlying redeemable convertible preferred shares are considered redeemable and may require us to transfer assets upon exercise by the holders. The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of our redeemable convertible preferred share warrant liability are recognized in our consolidated statements of operations and comprehensive income (loss). The fair value of the warrants to purchase redeemable convertible preferred shares (preferred warrants) was calculated using an Option pricing method. The critical accounting estimates for the valuation of preferred warrants were (a) fair value of the redeemable convertible preferred share, (b) volatility-based on peer companies’ volatility and (c) probability of vesting for Series D warrants based on management’s expectation of achievement of certain vesting conditions. The fair value of our redeemable convertible preferred shares was determined based on various objective and subjective factors. These factors included, but are not limited to: (i) contemporaneous third-party valuations of ordinary shares which indicated the rights, preferences, and privileges of redeemable convertible preferred shares relative to ordinary shares including a waterfall allocation which depicted fair value of ordinary share and preferred share; (ii) recent preferred share transactions and (iii) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions, among other things.

Warrants to Purchase Pagaya Ordinary Shares

Warrants to purchase ordinary shares are classified as equity and recorded within additional paid-in capital as it is indexed to Pagaya Ordinary Shares. Change in fair value, if any, is not recognized in the consolidated statements of operations. The critical accounting estimate in determining the fair value of the ordinary share warrant is fair value of ordinary shares as discussed above. The warrants to purchase ordinary shares have been valued using Monte Carlo valuation methodology as these ordinary share warrants contain performance and market conditions. The key assumptions include (a) expected life based on the contract term, (b) expected stock price volatility based on peer companies’ volatility, (c) the expected dividend yield based on the company’s historical experience and (d) the risk-free interest rate based on implied yield available on U.S. Treasury zero-coupon issues approximating the expected life.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information as of March 15, 2023 about the directors and certain executive officers of Pagaya. The address for each of the directors and executive officers is Azrieli Sarona Bldg, 54th floor, Derech Menachem Begin 121, Tel-Aviv, Israel 6701203. For biographical information concerning the executive officers and directors, see below.

Name	Age	Title
Gal Krubiner	34	Chief Executive Officer, Co-Founder and Director
Avital Pardo	37	Chief Technology Officer, Co-Founder and Director
Yahav Yulzari	37	Chief Revenue Officer, Co-Founder and Director
Michael Kurlander	45	Chief Financial Officer
Richmond Glasgow	37	General Counsel
Avi Zeevi	71	Director
Dan Petrozzo	58	Director
Harvey Golub	83	Director
Mircea Ungureanu	45	Director
Amy Pressman	59	Director
Kevin Stein	61	Director

Gal Krubiner, 34, has served as the Chief Executive Officer and a director since co-founding the Company in 2016. Mr. Krubiner brings extensive experience to the investments and wealth management industry with a specialization in innovative and sophisticated credit structured products. Prior to co-founding Pagaya, Mr. Krubiner focused on structuring and distributing sophisticated credit and asset-backed securities products with UBS AG from 2012 to 2016, as well as holding other positions specializing in investment, entrepreneurism, and financial markets. Mr. Krubiner earned a B.A. in Applied Science, Economics & Statistics from Tel-Aviv University.

Avital Pardo, 37, has served as Chief Technology Officer and a director of the Company since co-founding the Company in 2016. Mr. Pardo was instrumental in designing the Company’s AI-based credit model and system. Prior to joining the Company, Mr. Pardo was one of the first employees at Fundbox and focused on the Algorithms from 2014 to 2015. Mr. Pardo earned a B.A. in Mathematics and Physics and a Master of Science, Mathematics from Hebrew University.

Yahav Yulzari, 37, has served as Chief Revenue Officer and a director of the Company since co-founding the Company in 2016. Mr. Yulzari oversees the Company’s growth and global commercial activities. He is a former real estate entrepreneur. Prior to his entrepreneurship endeavors, Mr. Yulzari was a professional goalkeeper in the Israeli football league and he was on the national under 21 team.

Michael Kurlander, 45, has served as Chief Financial Officer of the Company since June 2021. Mr. Kurlander has over 20 years of experience in the financial industry and is responsible for all financial functions within the Company. Prior to joining the Company, he worked at Citadel from 2017 to 2021 where he was a Managing Director, US Treasurer and Deputy Global Treasurer. Prior to that, he worked at Goldman Sachs from 2000 to 2017 where he was a Vice President in Accounting, Managing Director in Corporate Treasury and Global Operations, and most recently was the Chief Operating Officer of GS Bank USA. Mr. Kurlander earned a B.S. in Accounting from the University of Maryland and an M.B.A. from Columbia Business School.

Richmond Glasgow, 37, has served as General Counsel of the Company since January 2021. Mr. Glasgow previously held the positions of Chief Compliance Officer since October 2019 and Head of Legal since May 2019. Mr. Glasgow is responsible for the legal and regulatory aspects of the Company’s business activities. Mr. Glasgow has over a decade of legal experience across North America, Asia and Australia, including over five years at Skadden, Arps, Slate, Meagher & Flom LLP from 2013 to 2019. Mr. Glasgow earned a Bachelor of Civil Law from the University of Oxford, and a Juris Doctor from the University of Melbourne. Mr. Glasgow also earned a Bachelor of Commerce (Economics) and a Bachelor of Engineering (Civil) from the University of Melbourne.

Avi Zeevi, 71, has served as a director of the Company since 2016. Mr. Zeevi has also served as chairman of the board of directors of Payoneer since 2008 (NASDAQ: PAYO). Mr. Zeevi is a FinTech entrepreneur and investor. He is a co-founder of the Viola group—a private equity investment group with over $4 billion of assets under management, and co-founder and general partner of Viola Ventures, a venture capital firm. Mr. Zeevi is also a cofounder and the chairman of the investment committee of Viola FinTech. Mr. Zeevi has more than 40 years of experience as an entrepreneur, executive and investor. Mr. Zeevi has experience in the global financial industry through his involvement in several fintech companies including: MINT Systems, Decalog and Actimize, where he served as an active chairman from 2001 until it was sold to NICE Systems (NASDAQ: NICE). Mr. Zeevi also serves as a director for Personetics Technologies Ltd., Ever Compliant Ltd., Spott Incredibles Technologies Ltd., Shift Time Inc., Duetti Inc., and Bounce Technologies Ltd. He also serves as a director in companies/entities within Viola group and entities affiliated with Viola group. Furthermore, Mr. Zeevi is also the Chairman of the investment committee of Israel Legacy Partners, a private equity fund focused on long-term investments in family companies. Mr. Zeevi is a board member at The Center for Educational Technology (CET) which is dedicated to the advancement of the education system in Israel, in the Jewish world and around the globe, and a board member at Bat Sheva Dance Company. He is also a member of the Board of Governors of the Technion, the Israel Institute of Technology. Mr. Zeevi received his B.Sc in Industrial Engineering from Technion, Israel Institute of Technology.

Dan Petrozzo, 58, has served as a director of the Company since 2018. Mr. Petrozzo is also a Venture Partner at Oak HC/FT where he focuses on growth equity and early-stage venture opportunities in Fintech. He currently serves on the boards of Ethic, Ocrolus, Devron, EasySend, IMMO, Sure and Panorays. Mr. Petrozzo co-founded Verilume, a cloud computing company, which was sold to Intralinks in 2016. Mr. Petrozzo is a former partner at Goldman Sachs where he served as Global Head of Technology for Investments Management. He was also Chief Information Officer at Fidelity Investments and Co-Chief Information Officer at Morgan Stanley. Previously, he was on the founding team at StorageApps, which was sold to Hewlett Packard. Mr. Petrozzo received his B.A. from Moravian College and his J.D. from Seton Hall University Law School.

Harvey Golub, 83, has served as a director of the Company since 2018. Mr. Golub currently serves as the chairman of Dynasty Financial Partners and Marblegate Acquisition Corp, and as a member of the advisory board of Marblegate Asset Management LLC. He is also on the boards of the American Enterprise Institute and the Manhattan Institute for Policy Research, as well as the board of trustees of Jupiter Medical Center and Maltz Jupiter Theater. Mr. Golub has over 35 years of experience guiding companies’ organizational visions and strategies. He has held management and c-suite roles at American Express and IDS Financial Services and was a director at McKinsey & Co. He has also served on the boards of American International Group, Campbell Soup Company, the Reader’s Digest Association, Dow Jones & Company, Hess Corporation, RHJ International and several private companies. Mr. Golub received his B.S. from the New York University.

Mircea Ungureanu, 45, has served as a director of the Company since 2020. He currently serves as Deputy Head of the Structured Products Group for GIC Private Limited (“GIC”), the sovereign wealth fund of the country of Singapore, which he joined in 2008. Mr. Ungureanu has over 20 years of experience in the finance and accounting fields. Prior to joining GIC, he was a senior portfolio and trading analyst at GMAC-RFC ResCap from 2002 to 2007. Mr. Ungureanu was also a senior auditor and assurance advisor at Ernst & Young from 1999 to 2002. Mr. Ungureanu received his B.S. in Statistics and B.B.A. in Finance from the University of Minnesota Duluth and his M.S.A. in Accountancy from the University of Notre Dame.

Amy Pressman, 59, has served as a director of the Company since 2021. She is co-founder of Medallia, the leader in customer experience management software. She served as a director of MDLA until it was taken private in November 2021. She is also a director of OpenGov, the leader in cloud-based software for state and local governments. Before starting Medallia, Ms. Pressman worked as a business strategy consultant for Boston Consulting Group. She has also worked as an independent consultant for technology-based companies in Silicon Valley, a legislative aide on Capitol Hill, and a Peace Corps Volunteer. Ms. Pressman received her BA from Harvard University and her MBA from Stanford Graduate School of Business.

Kevin Stein, 61, has served as a director of the Company since August 2022. Mr. Stein currently serves on the boards of Dime Community Bancshares, Inc. (Nasdaq: DCOM), where he serves as Audit Committee Chairman, and Ocwen Financial Corp. (NYSE: OCN), where he serves as Risk and Compliance Committee Chairman. He was previously Chief Executive Officer and a director of EJF Acquisition Corp. and a Senior Managing Director of EJF Capital LLC until June 2022. Prior to joining EJF Capital, Mr. Stein served as Chief Executive Officer of Resolution Analytica Corp., a buyer of commercial judgments, since co-founding the business in 2017 with KCK US, Inc., a family-controlled private equity firm. Mr. Stein was previously a Managing Director in the Financial Institutions Group of Barclays until 2016. Prior to joining Barclays in 2011, Mr. Stein served as a Partner and Depositories Group Head at FBR & Co., as an executive of GreenPoint Financial Corporation, a bank holding company, and as an Associate Director of the Federal Deposit Insurance Corporation. Mr. Stein also served as a director of PHH Corporation from June 2017 until its acquisition by Ocwen in October 2018. Mr. Stein is Audit Committee Chairman and has served since 1996 as a Director of Bedford Stuyvesant Restoration Corporation. Mr. Stein received his undergraduate degree from Syracuse University and his Master of Business Administration from Carnegie Mellon University.

Family Relationships

There are no family relationships between any of Pagaya’s executive officers and directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

Board Diversity Matrix

The following board diversity matrix sets forth the information concerning the gender, demographic background and certain other characteristics of Pagaya Board as of the date of this annual report, as self-identified by its members, in accordance with Rule 5606 of the Nasdaq Listing Rules.

Board Diversity Matrix (As of March 15, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

B. Compensation

Directors

Under the Companies Law, the compensation of a public company’s directors requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of its shareholders at a general meeting. If the compensation of a public company’s directors is inconsistent with its stated compensation policy, then, those provisions that must be included in the compensation policy according to the Companies Law must be approved by the compensation committee and board of directors (in that order), and the shareholder approval will require a special majority under which, in addition to the approval of a simple majority of all votes present and voting at such meeting (excluding abstentions), either:

•at least a majority of the votes cast by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting (excluding abstentions), are in favor of the compensation package; or
•the total number of votes cast by non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Officers Other than the Chief Executive Officer
The Companies Law requires that the compensation of a public company’s officers who are deemed to be office holders (other than the chief executive officer) be approved in the following order: (i) the compensation committee, (ii) the board of directors, and (iii), if such compensation arrangement is inconsistent with the company’s stated compensation policy, the shareholders (by the special majority vote as discussed immediately above. However, if the shareholders of the company do not approve a compensation arrangement with an officer who is deemed to be an office holder and the terms of such compensation is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after taking into consideration the objection of the shareholders.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders (by a special majority vote as discussed above, in that order. The term of such compensation must generally be in accordance with the company’s stated compensation policy; however, in special circumstances, the compensation committee and board of directors may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law, and shareholder approval is obtained (by a special majority vote as discussed above). In addition, if the shareholders of the company do not approve the compensation arrangement of the chief executive officer, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision after taking into consideration the objection of the shareholders. The compensation committee may also waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if it determines that the compensation arrangement is consistent with the company’s stated compensation policy, the candidate did not have a prior business relationship with the company or a controlling shareholder of the company, and subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the candidate, as specified by the compensation committee in its reasoning for such decision.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our directors and executive officers as a group (the “Office Holders”), including share-based compensation, was approximately $196.8 million for the year ended December 31, 2022. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The aggregate compensation includes share-based compensation for the year ended December 31, 2022 included of $172.2 million, related to the vesting of certain performance-based options. These options were granted in 2021 and vested in 2022, as certain performance-based thresholds were met, including the Company going public on June 22, 2022.

The aggregate share-based compensation for the year ended December 31, 2022 recorded in our financial statements due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 34,538,721 shares with exercise prices ranging from $0.03 to $4.28, (ii) options to purchase 237,502,144 restricted shares with exercise prices ranging from $1.58 to $4.28 and (iii) 30,000 RSUs. The options to purchase restricted shares related to the Founders are not subject to any continued employment vesting condition. The options to purchase restricted shares related to other directors and executive officers are subject to continued service or employment conditions. The expiration date of such options is 10 years after their date of grant.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022 (the “Covered Executives”). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2022.

Mr. Gal Krubiner, Chief Executive Officer, Co-Founder and Director. Compensation expenses recorded in 2022 of $3.0 million in salary and bonus expenses, with the majority of the compensation related to a one-time bonus for the closing of the EJFA Merger and the transition to a public company, and a performance bonus for the year ended December 31, 2021, and $0.2 million in social and other benefit costs.

Mr. Avital Pardo, Chief Technology Officer, Co-Founder and Director. Compensation expenses recorded in 2022 of $2.7 million in salary and bonus expenses, with the majority of the compensation related to a one-time bonus for the closing of the EJFA Merger and the transition to a public company, and a performance bonus for the year ended December 31, 2021, and $0.3 million in social and other benefit costs.

Mr. Yahav Yulzari, Chief Revenue Officer, Co-Founder and Director. Compensation expenses recorded in 2022 of $2.7 million in salary and bonus expenses, with the majority of the compensation related to a one-time bonus for the closing of the EJFA Merger and the transition to a public company, and a performance bonus for the year ended December 31, 2021, and $0.3 million in social and other benefit costs.

Mr. Michael Kurlander, Chief Financial Officer. Compensation expenses recorded in 2022 of $1.0 million in salary and bonus expenses and $0.0 million in social and other benefit costs.

Mrs. Tami Rosen, Chief People Officer. Compensation expenses recorded in 2022 of $1.0 million in salary and bonus expenses and $0.0 million in social and other benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

From time to time, we grant options, RSUs and other awards under our equity incentive plans (described below) to our executive officers and directors. See “Item 6.C.—Directors, Senior Management and Employees—Board Practices” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

During 2022, we granted our directors and executive officers options to purchase an aggregate of 4,129,526 shares and 30,000 RSUs under our equity incentive plans, with a $4.28 exercise price of these options, and an expiration date of 10 years from the date of grant or 90 days after the termination of the engagement with the company, whichever is earlier. During 2022, director equity grants were subject to a vesting schedule over a one-year period for newly appointed and serving directors. We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2022 for the options and RSU grants granted to Gal Krubiner, Avital Pardo, Yahav Yulzari, Michael Kurlander, and Tami Rosen, of $43.69 million, $65.52 million, $43.69 million, $1.89 million, and $2.88 million, respectively, with $43.66 million, $65.49 million, $43.66 million, $1.89 million, and $2.88 million, respectively, related to equity awards granted in 2021, which were based on the Company’s valuation as of the date of the grant.

The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2022 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 16 to our audited consolidated financial statements included in this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy.

Compensation Policy for Non-Executive Directors

In connection with the EJFA Merger, Pagaya approved a non-employee director compensation package effective upon the EJFA Closing. Under the policy, upon the commencement of a new term, non-employee directors of Pagaya (other than the Chairman of the Pagaya Board) receive (i) $40,000 in annual cash fees, (ii) an additional $10,000 in annual cash fees for the chair of any committee of the Pagaya Board and (iii) an equity award with a grant date value of $300,000, which will vest in equal quarterly installments over one year. The Chairperson of the Pagaya Board receives $250,000 in annual cash fees, plus the same equity award as described in (iii) above.

Legacy Equity Incentive Plans

2016 Equity Incentive Plan and 2021 Equity Incentive Plan

Pagaya currently maintains the Pagaya Technologies Ltd. 2016 Equity Incentive Plan (the “2016 Plan”) and the Pagaya Technologies Ltd. 2021 Equity Incentive Plan (the “2021 Plan” and, together with the 2016 Plan, the “Pagaya Legacy Share Plans”). The purpose of the Pagaya Share Plans is to attract and retain the best available personnel, to provide additional incentives to Pagaya’s employees, director and consultants and to promote the success of Pagaya and its subsidiaries.

Authorized Shares

As of December 31, 2022, 103,469,303 Pagaya Ordinary Shares were reserved and available for issuance under the 2016 Plan, and 259,506,365 Pagaya Ordinary Shares were reserved and available for issuance under the 2021 Plan. Pagaya Ordinary Shares subject to options granted under the Pagaya Legacy Share Plans that expire, are terminated, cancelled or forfeited become available for grant again under the Pagaya Legacy Share Plans. Similarly, Pagaya Ordinary Shares subject to an award of restricted shares or restricted share units (“RSUs”) that are cancelled or forfeited, or Pagaya Ordinary Shares withheld in settlement of a tax withholding obligation associated with an award or in satisfaction of the exercise price payable upon exercise of an award, become available for future grants again under the Pagaya Legacy Share Plans. If any award or portion thereof is settled for cash, the ordinary shares attributable to such cash settlement will again become available for grant.

Administration

The Pagaya Legacy Share Plans are administered by the Pagaya Board, or a committee appointed by the Pagaya Board. The Pagaya Share Plans provide the administrator the authority to interpret the terms of the Pagaya Legacy Share Plans and any award granted thereunder and take all actions and make all other determinations as necessary for the administration of the Pagaya Legacy Share Plans.

Eligibility

Awards may be granted to employees, director and consultants and to persons to whom offers of employment or engagement as employees or consultants have been extended.

Grant

All awards granted pursuant to the Pagaya Legacy Share Plans are evidenced by an award agreement, in a form approved, from time to time, by the administrator, in its sole discretion. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable.

Exercise

An award under the Pagaya Legacy Share Plans may be exercised by providing Pagaya with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law.

Awards

The Pagaya Legacy Share Plans provide for the grant of stock options (including incentive stock options and nonstatutory stock options), restricted shares and RSUs.

Stock Options. Stock options may be granted under the Pagaya Share Plans. Options granted under the Pagaya Legacy Share Plans to Pagaya’s employees who are U.S. Residents (as defined below) may be in the form of nonstatutory stock options or may be granted with the intent to qualify as “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Code. ISOs may be granted only to employees of Pagaya, its parent corporation (if any) or a subsidiary. To the extent that the aggregate fair market value of the Pagaya Ordinary Shares for which ISOs are exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess ISOs will be treated as nonstatutory stock options.

The Pagaya Legacy Share Plans provide for granting options under the Israeli tax regime, subject to restrictions imposed by applicable law, in compliance with Section 102 of the Israeli Income Tax Ordinance (such ordinance, the “ITO”) and Section 3(i) of the ITO. Section 102 of the ITO allows employees, directors and officers who are not controlling shareholders and are considered ITO residents to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards. Pagaya’s non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the ITO, which does not provide for similar tax benefits. A “controlling shareholder” for purposes of Section 102 of the ITO includes any person holding, together with his or her relatives and affiliates, 10% or more of a company’s outstanding share capital or other means of control.

All options will expire 10 years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator. The per share exercise price for shares to be issued upon exercise of options will be such price as is determined by the administrator at any time at its sole discretion, subject to any applicable laws. The exercise price for Pagaya Ordinary Shares subject to a stock option shall be as determined by the administrator in its sole discretion, and may consist of (i) cash, (ii) check, (iii) by tendering previously acquired ordinary shares owned by the participant, (iv) through any cashless exercise procedure approved by the administrator (including the withholding of shares otherwise issuable upon exercise), (v) by any combination of these methods or (vi) with any other form of consideration approved by the administrator and permitted by applicable law.

Other than by will, the laws of descent and distribution or as otherwise determined by the administrator, neither the stock options nor any right in connection with such stock options are assignable or transferable.

Restricted Shares. Restricted shares may be granted under the Pagaya Legacy Share Plans pursuant to an award agreement. The administrator will determine, at its sole discretion, the eligible recipients to whom, and the time or times at which, awards of restricted shares will be made, the number of Pagaya Ordinary Shares to be awarded, the exercise price, if any, to be paid by the participant for the acquisition of restricted shares, the restricted period and all other conditions of the awards of restricted shares. During the period as may be set by the administrator commencing on the date of grant, the participant will not be permitted to sell, transfer, pledge, assign or otherwise dispose shares of restricted shares awarded under the Pagaya Share Plans.

RSUs. RSUs may be granted under the Pagaya Legacy Share Plans pursuant to an award agreement. RSUs represent the right to receive from Pagaya, upon the satisfaction of all applicable terms and conditions, one Pagaya Ordinary Share. Unless the administrator determines otherwise at any time and subject to applicable laws, the participant will not have any shareholder rights with respect to the Pagaya Ordinary Shares subject to an RSU award until that award vests and any Pagaya Ordinary Shares are actually issued thereunder. Unless the administrator determines otherwise at any time and subject to applicable laws, a participant will not be permitted to sell, transfer, pledge, assign or otherwise encumber RSUs awarded under the Pagaya Legacy Share Plans.

Termination of Employment

Except as set forth in an applicable award agreement or as otherwise provided by the administrator, upon the termination of a grantee’s employment or service with Pagaya or its affiliates, all unvested awards will forfeit and vested options will be exercisable for three months following the grantee’s termination date, or 12 months in the case of a termination due to the grantee’s death or disability, provided that the applicable award agreement may not provide for an exercise period that is shorter than six months in the event of a grantee’s death or disability. Upon a termination of a grantee’s employment or service with Pagaya and its affiliates for cause, all awards, whether vested or unvested, will immediately terminate.

Transaction; Adjustment

In the event of a Transaction (for purposes of this section, as such term is defined in the Pagaya Legacy Share Plans), unless otherwise determined by the administrator in its sole and absolute discretion, any award then outstanding will be assumed or be substituted by Pagaya, or by a successor company, under terms as determined by the administrator or the terms of the Pagaya Legacy Share Plans applied by the successor company to such assumed or substituted awards. Notwithstanding the foregoing, in the event of a Transaction, the administrator may in its sole discretion: (i) provide for any participant to have the right to exercise the award in respect of Pagaya Ordinary Shares covered by the award which would otherwise be exercisable or vested, under such terms and conditions as determined by the administrator, and the cancellation of all unexercised and unvested awards, unless the administrator provides for the participant to have the right to exercise the award, (ii) provide for the acceleration of vesting of awards, or (iii) provide for the cancellation of each outstanding award, and payment to the participant in connection with such cancellation of an amount in cash, shares of Pagaya, the acquirer or of a corporation or other business entity which is a party to the Transaction.

In the event of a dissolution or liquidation of Pagaya, all outstanding awards will terminate immediately prior to the consummation of such dissolution or liquidation. The administrator may declare that any award will terminate as of a different specified date and give each participant the right to exercise his or her award as to all or any part of the Pagaya Ordinary Shares (including Pagaya Ordinary Shares as to which the award would not otherwise be exercisable).

The Pagaya Legacy Share Plans provide for appropriate adjustments to be made to the Pagaya Legacy Share Plans and to outstanding awards under the Pagaya Legacy Share Plans in the event of a stock split, reverse stock split, stock dividend (if determined by the Pagaya Board upon the issuance of the stock dividend), combination or reclassification of Pagaya Ordinary Shares, or any other increase or decrease in the number of issued Pagaya Ordinary Shares effected without receipt of consideration by Pagaya.

2022 Share Incentive Plan

In June 2022, Pagaya adopted the 2022 Plan, in connection with the consummation of the EJFA Merger and its shares being publicly listed, under which it may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. After the adoption of the 2022 Plan, Pagaya no longer grants any awards under the Pagaya Share Plans; however, outstanding awards that were granted under each such plan will remain outstanding and governed by the terms of the applicable plan.

Authorized Shares

Upon adoption of the 2022 Plan, the maximum number of Pagaya Ordinary Shares available for issuance under the 2022 Plan was 116,468,000 (the “Share Reserve”). As of December 31, 2022, 107,700,338 Pagaya Ordinary Shares were reserved and available for issuance under the 2022 Plan. The Share Reserve will automatically increase on January 1 of each year (each, an “Evergreen Date”) prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 5% of the total number of Pagaya Ordinary Shares outstanding on December 31 of the calendar year immediately preceding the applicable Evergreen Date and (ii) a number of Pagaya Ordinary Shares determined by the Pagaya Board. No more than the number of Pagaya Ordinary Shares in the Share Reserve as of immediately after EJFA Closing may be granted under the 2022 Plan as ISOs. Shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2022 Plan shall not be available for subsequent awards under the 2022 Plan. As of March 15, 2023, the maximum number of Pagaya Ordinary Shares available for issuance under the 2022 Plan was 83,621,197.

Administration

The Pagaya Board, or a duly authorized committee of the Pagaya Board, administers the 2022 Plan. Under the 2022 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including, but not limited to, the restrictions applicable to restricted shares or restricted share units, and the conditions under which restrictions applicable to such restricted shares or restricted share units will lapse, the performance goals and periods applicable to awards, the exercise price of an option award and base price of each share appreciation right, the fair market value of a Class A Ordinary Share, the vesting schedule applicable to an award or the method of payment for an award. The administrator may also accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2022 Plan and take all other actions and make all other determinations necessary for the administration of the 2022 Plan.

The administrator has the authority to suspend, terminate, modify or amend the 2022 Plan at any time.

Eligibility

Under the 2022 Plan, eligible participants include officers, employees, non-employee directors or consultants of Pagaya and its affiliates who have been selected as an eligible participant by the administrator.

Grant

All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Each award will expire 10 years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator.

Awards

General. The 2022 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Class A Ordinary Shares, restricted shares, restricted share units, share appreciation rights and other share-based awards.

Pagaya has adopted a sub-plan for Israeli participants, which provides for granting awards in compliance with Section 102 of the ITO and Section 3(i) of the ITO. Section 102 of the ITO allows employees, directors and officers who are not controlling shareholders and who are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options under certain terms and conditions. Our non-employee service providers and controlling shareholders who are considered Israeli residents may be granted options only under Section 3(i) of the ITO, which does not provide for similar tax benefits. Section 102 of the ITO includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(3) of the ITO, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Options. Options may be granted to eligible participants anywhere in the world, under various tax regimes. Each option that is granted under the 2022 Plan to Pagaya’s employees who are U.S. Residents may qualify as ISOs or non qualified stock options.

The exercise period of any stock option may not exceed 10 years from the date of grant and, except as provided in the applicable award agreement, the exercise price may not be less than 100% of the fair market value of a Class A Ordinary Share on the date the option is granted. If an ISO is granted to a participant who owns more than 10% of the voting power of all classes of shares of Pagaya, its parent corporation or a subsidiary, the exercise period of the ISO may not exceed five years from the date of grant and the exercise price may not be less than 110% of the fair market value of a Class A Ordinary Share on the date the ISO is granted. The exercise price for Class A Ordinary Shares subject to a stock option may be paid in cash, or as determined by the administrator in its sole discretion, (i) through any cashless exercise procedure approved by the administrator (including the withholding of shares otherwise issuable upon exercise, referred to as “net exercise,” with a fair market value up to or equal to (but not exceeding) the applicable aggregate exercise price with the remainder paid in cash or other form of payment permitted by the award agreement), (ii) by tendering unrestricted Class A Ordinary Shares owned by the participant, (iii) with any other form of consideration approved by the administrator and permitted by applicable law or (iv) by any combination of these methods.

If a participant disposes of any shares acquired pursuant to the exercise of an ISO before the later of (i) two years after the date of grant and (ii) one year after the date of exercise of the ISO, the participant must notify Pagaya in writing immediately after the date of such disposition. Pagaya may, if determined by the administrator, retain possession of any shares acquired pursuant to the exercise of an ISO as agent for the participant until the end of the period described in the preceding sentence, subject to complying with any instructions from the participant as to the sale of such shares.

Except as provided in the applicable award agreement, a participant will have no rights to dividends, dividend equivalents or distributions or other rights of a shareholder with respect to the Class A Ordinary Shares subject to a stock option until the participant has given written notice of exercise and paid the exercise price and applicable withholding taxes.

The vesting of an option shall be affected, in the sole discretion of the administrator, by leaves of absence, including unpaid and unprotected leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service status of a participant.

The rights of a participant upon a termination of employment or service will be set forth in the applicable award agreement. In the absence of a specified provision in the applicable award agreement pertaining to accelerated vesting upon a participant’s death, the vesting of such options shall be accelerated for a period equivalent to twelve (12) months following any participant’s death and any portion of the options that would not have vested in the twelve (12) months following a participant’s death shall remain unvested and shall not be exercisable.

Additionally, in the absence of a specified period in the applicable award agreement or other determination by the administrator, vested options will remain exercisable for ninety (90) days following termination of a Participant’s employment unless such termination is as follows, in which case the Participant will have one (1) year to exercise vested options: (i) employment is terminated by the Company other than for Cause (as such term is defined in the 2022 Plan), (ii) employment is terminated due to the participant’s death or disability or, (iii) employment is terminated by the participant for Good Reason (as such term is defined in the 2022 Plan) and whose termination occurs two (2) years of more after the after the commencement of that participant’s employment or service (but, in each case, no later than the expiration date of such option). Notwithstanding anything in the foregoing to the contrary, in the event the participant’s termination of employment or service is for Cause, all options held by such participant, whether or not vested, shall immediately be forfeited as of the date of termination.

Share Appreciation Rights (“SARs”). SARs may be granted either alone (a “Free-Standing SAR”) or in conjunction with all or part of any option granted under the 2022 Plan (a “Related Right”). A Free-Standing SAR will entitle its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Class A Ordinary Share over the base price of the Free-Standing SAR (which, except as provided in the applicable award agreement, shall be no less than 100% of the fair market value of the related Class A Ordinary Shares on the date of grant). A Related Right will entitle its holder to receive, at the time of exercise of the Related Right and surrender of the applicable portion of the related stock option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Class A Ordinary Share over the exercise price of the related option. The exercise period of a Free-Standing SAR may not exceed 10 years from the date of grant. The exercise period of a Related Right will expire upon the expiration of its related option, but in no event will be exercisable more than 10 years after the grant date.

Except as provided in the applicable award agreement, the holder of a SAR will have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Class A Ordinary Shares subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

The rights of the holder of a Free-Standing SAR upon a termination of employment or service will be set forth in the applicable award agreement. Related Rights will be exercisable at such times and subject to the terms and conditions applicable to the related option.

Restricted Shares and Restricted Share Units. Restricted shares and RSUs may be granted under the 2022 Plan. The administrator will determine the vesting schedule and purchase price, if any, to be paid by the participant for the acquisition of restricted shares or RSUs. If the restrictions, performance goals or other conditions determined by the administrator are not satisfied, the restricted shares and RSUs will be forfeited. RSUs may be settled either in cash or in Class A Ordinary Shares, at the discretion of the administrator. The rights of restricted shares and RSU holders upon a termination of employment or service will be set forth in the award agreements.

Unless the award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a shareholder, including the right to vote and receive dividends declared with respect to such shares, provided that except as provided in the applicable award agreement, any dividends declared during the restricted period with respect to such restricted shares will become payable only if (and to the extent) the underlying restricted shares vest. Except as provided in the applicable award agreement, RSUs will generally not be entitled to dividends prior to vesting, but, if the award agreement provides for them, may be entitled to receive dividend equivalents at the time (and to the extent) that Class A Ordinary Shares in respect of the RSUs are delivered to the participant.

The vesting of a restricted share or RSU may, in the sole discretion of the administrator be suspended and an award may be terminated due to leaves of absence, including unpaid and unprotected leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service status of a participant.

The rights of a participant upon a termination of employment or service will be set forth in the applicable award agreement. In the absence of a specified provision in the applicable award agreement pertaining to accelerated vesting upon a participant’s death, the vesting of a portion of such restricted shares or RSUs that would have vested during the twelve (12) months following such participant’s death shall accelerate as of such participant’s death and any portion of the restricted shares or RSUs that would not have vested in the twelve (12) months following a participant’s death shall remain unvested and automatically forfeit upon the participant’s death.

Exercise

An award under the 2022 Plan may be exercised by providing Pagaya with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to Pagaya or the trustee.

Transferability

Until such time as the awards are fully vested and/or exercisable in accordance with the 2022 Plan or an award agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any award or any agreement or commitment to any of the foregoing will be valid, except with the prior written consent of the administrator.

Termination of Employment

In the event of termination of a grantee’s employment or service with Pagaya or any of its affiliates, awards will be subject to such terms and conditions as set forth in the participant’s award agreement.

Changes in Capitalization; Change in Control

The 2022 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the 2022 Plan in the event of (i) a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or extraordinary distribution, share split, reverse share split, subdivision or consolidation, (iii) combination or exchange of shares, (iv) other change in corporate structure (each such event a “Change in Capitalization”) or (v) a Change in Control (as such term is defined in the 2022 Plan). Without limiting the generality of the foregoing, in connection with a Change in Capitalization (including a Change in Control), the administrator may, in its sole discretion, provide for the cancellation of any outstanding award in exchange for payment in cash or other property having an aggregate fair market value equal to the fair market value of the Class A Ordinary Shares, cash or other property covered by such award, reduced by the aggregate exercise price or base price thereof, if any.

In the event (a) a Change in Control occurs and (b) either (x) an outstanding award is not assumed or substituted in connection therewith or (y) an outstanding award is assumed or substituted in connection therewith and the participant’s employment or service is terminated by Pagaya, its successor or an affiliate thereof without Cause (as such term is defined in the 2022 Plan) or by the participant for Good Reason (if applicable) on or after the effective date of the Change in Control but prior to 12 months following the Change in Control, then: (i) any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2022 Plan will lapse and such awards will be deemed fully vested and performance conditions imposed with respect to such awards will be deemed to be achieved at target performance levels.

Clawback

All awards granted under the 2022 Plan, including the gross amount of any proceeds, gains or other economic benefit actually or constructively received by a grantee in respect of an award, will be subject to applicable recoupment policies adopted by Pagaya, whether or not such policy was in place at the time of grant of an award.

Compensation Committee

The compensation committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Pagaya and its subsidiaries, establishing the general compensation policies of Pagaya and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of Pagaya and its subsidiaries. The compensation committee will also be responsible for:

•recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

•reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with the chief executive officer of Pagaya.

The charter of the compensation committee will be available without charge at https://investor.pagaya.com.

The members of the compensation committee are Avi Zeevi, Amy Pressman and Dan Petrozzo, with Amy Pressman serving as the chair of the compensation committee. The Pagaya Board has determined that each member of the compensation committee is “independent” as defined under Nasdaq listing standards. The compensation committee has the authority to retain compensation consultants, outside counsel and other advisers.

Rule 10b5-1 Plans

Subject to compliance with U.S. and Israel securities laws, rules and regulations, our directors and executive officers have adopted, and may adopt, individual share trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (a “Rule 10b5-1 Plan”), in which they will contract with a broker to buy or sell our Class A Ordinary Shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, non-public information.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the issuer’s board of directors, upon recommendation of its compensation committee, and second, by a simple majority of all votes present and voting at a shareholder meeting (excluding abstentions), provided that either:

•at least a majority of the votes cast by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting (excluding abstentions) are in favor of the compensation package; or

•the total number of votes cast by non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

In the event that the shareholders fail to approve the compensation policy in a duly convened meeting as provided above, the Pagaya Board may nevertheless override that decision, provided that the compensation committee and then the Pagaya Board decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or in this case, prior to the EJFA Closing) describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Companies Law and will remain in effect for a term of five years from the date the company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms and other compensation terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must address certain factors, including: advancement of the company’s objectives, business plan and long-term strategy; creation of appropriate incentives for office holders considering, among other things, the company’s risk management policy; size and the nature of its operations; and with respect to variable compensation components, the contribution of the office holder to advancing the company’s targets and increasing its profits with a long-term view and based on the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•the education, skills, experience, expertise and accomplishments of the relevant office holder;

•the office holder’s position, responsibilities and prior compensation agreements with him or her;

•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company; in particular the ratio between such cost, on the one hand, and the average and median cost of employment of such other employees of the company and its contractors, on the other hand, as well as the impact of such disparities on the work relationships in the company;

•if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•with regard to variable components of compensation:

1.with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

2.the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant; provided, however, that non-cash variable equity components shall have a value cap/limit measured on its date of grant.

•a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•a limit on retirement grants.

Our Compensation Policy, which became effective upon the EJFA Closing, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence and align the interests of our directors and executive officers with our long-term performance, while simultaneously discouraging them from taking excessive risks in their pursuit of such goals. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm Pagaya in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The Compensation Policy also addresses Pagaya’s executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among its executive officers and considers the internal ratios between compensation of its executive officers and directors and other employees. Pursuant to the Compensation Policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 95% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to Pagaya’s executive officers (other than its chief executive officer) may be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and may be based entirely on a discretionary evaluation, subject to the approval of the compensation committee and the Pagaya Board. Furthermore, Pagaya’s chief executive officer will be entitled to set performance objectives for the office holders, including those who also serve as directors, and for those office holders who are also directors such performance objectives will be further approved by the compensation committee and by the Pagaya Board.

The measurable performance objectives of Pagaya’s chief executive officer will be determined annually by the compensation committee and the Pagaya Board and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the Pagaya Board based on quantitative and qualitative criteria.

The equity-based compensation under the Compensation Policy for Pagaya’s executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and Pagaya’s long-term interests and those of its shareholders and strengthening the retention and the motivation of executive officers in the long-term. The Compensation Policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with its share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the Compensation Policy contains compensation recovery provisions which allows Pagaya under certain conditions to recover bonuses paid in excess, enables its chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows Pagaya to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

The Compensation Policy also provides for compensation to the members of the Pagaya Board either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, subject to the exemptions afforded by the Companies Regulations (Relief for Public Companies Whose Securities are Listing for Trading on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, if Pagaya at any time is required or elects to appoint external directors, after having opted out of such requirement pursuant to the anticipated composition of its shareholdings immediately following the EJFA Closing, or (ii) in accordance with the amounts determined in the compensation policy and subject to applicable law.

The Compensation Policy, which was approved by the Pagaya Board and the Pagaya Shareholders, respectively, became effective upon the EJFA Closing and is incorporated herein by reference to Exhibit 4.5 to this Annual Report.

C. Board Practices

Board of Directors

Under the Pagaya Articles, the authorized number of directors will consist of such number of directors (not less than three nor more than 10, including the external directors if any are required to be elected) as may be fixed from time to time by resolution of the general meeting in accordance with the Pagaya Articles. Pursuant to the Pagaya Articles, the directors of the Pagaya Board will be elected by the Pagaya Shareholders at Pagaya’s annual general meeting of shareholders (except for situations in which the Pagaya Board fills a vacancy, as discussed below).

In addition, the directors are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors will initially serve until Pagaya’s first annual general meeting of shareholders following the EJFA Closing; Class II directors will initially serve until Pagaya’s second annual general meeting of shareholders following the EJFA Closing; and Class III directors will initially serve until Pagaya’s third annual general meeting of the Pagaya Shareholders following the EJFA Closing. Commencing with Pagaya’s first annual general meeting of shareholders following the EJFA Closing, directors of each class the term of which is then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. The Class I directors consist of the following individuals: Kevin Stein, Harvey Golub and Mircea Ungureanu. The Class II directors consist of the following individuals: Avi Zeevi, Amy Pressman and Dan Petrozzo. The Class III directors consist of the following individuals: Avital Pardo, Yahav Yulzari and Gal Krubiner. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by the Pagaya Board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

In addition, the Pagaya Articles allow the Pagaya Board to appoint by resolution of the Pagaya Board any person to be a director either to fill (i) a vacancy resulting from death, resignation, disqualification, removal or other causes or (ii) any newly created directorship resulting from any increase in the number of directors. Where the Pagaya Board appoints a person as a director to fill such vacancy or newly created directorship, the term will not exceed the term that remained when the director whose departure from the Pagaya Board created such vacancy ceased to hold office.

Each director will hold office until the annual general meeting of Pagaya Shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under the Pagaya Articles, the approval of the holders of at least 75% of the total voting power of Pagaya Shareholders will generally be required to remove any of our directors from office or amend the provision requiring the approval of at least 75% of the total voting power of Pagaya Shareholders to remove any of our directors from office; provided that (i) if any Class B Ordinary Shares remain outstanding, then the required majority shall be a majority of the total voting power of Pagaya Shareholders, and (ii) no amendment or replacement of the provisions of the Pagaya Articles relating to the removal of directors from office or amendment of the provisions relating to the removal of directors from office shall shorten the term of any incumbent director.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Pagaya Board.

Chairperson of the Board

Avi Zeevi serves as the Chairperson of the Pagaya Board. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer, unless approved by a special majority of the company’s shareholders. The shareholders’ approval may be effective for a period of five years immediately following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

Director Independence

Under Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain of Nasdaq corporate governance requirements, including the requirement to have a majority of its board consist of independent directors. The Companies Law does not require that a majority of the Pagaya Board consist of independent directors. We currently follow the corporate governance requirements of Nasdaq and maintain a majority of independent directors on the Pagaya Board.

Committees of the Pagaya Board

The Pagaya Board has the following standing committees: an audit committee; a compensation committee; a nominating and corporate governance committee; and a risk committee.

Audit Committee

The audit committee is responsible, among its other duties and responsibilities, for overseeing Pagaya’s accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of Pagaya’s financial reporting, processes to manage business and financial risks and compliance with significant applicable legal, ethical and regulatory requirements. The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

In addition, consistent with the requirement under the Companies Law that the board of directors of a public company must appoint an Internal Auditor, the Audit Committee is responsible for identifying irregularities in our business administration, including by consulting with the Internal Auditor as described below or with our independent registered public accounting firm, and suggesting corrective measures to the Pagaya Board; and reviewing policies and procedures with respect to transactions (other than transactions related to compensation or terms of services) between Pagaya and its officers and directors, affiliates of officers or directors, or transactions that are not in the ordinary course of Pagaya’s business and deciding whether to approve such acts and transactions if so required under the Companies Law. The Audit Committee is also responsible for recommending to the Pagaya Board the retention and termination of an Internal Auditor, as well as approving the Internal Auditor’s engagement fees and the yearly or periodic work plan proposed by the Internal Auditor. The role of the Internal Auditor is, among other things, to review Pagaya’s compliance with applicable law and proper business procedure. Under the Companies Law, the Internal Auditor must meet specific standards of independence from Pagaya’s 5% shareholders and officer holders (and their relatives) and from Pagaya’s independent registered public accounting firm. Our Internal Auditor is Mr. Nir Zauberer, a partner at Deloitte Israel & Co.

Under the Nasdaq listing rules, all of members of the Audit Committee must satisfy the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. The Pagaya Board has determined that each member of the Audit Committee is “independent” as defined under Nasdaq listing rules and Rule 10A-3(b)(1) under the Exchange Act. All members of the Audit Committee are financially sophisticated as required by the Nasdaq’s listing rules.

The members of Pagaya’s Audit Committee are Avi Zeevi, Mircea Ungureanu, Harvey Golub and Dan Petrozzo, with Avi Zeevi serving as chair of the Audit Committee. The Pagaya Board has determined that Avi Zeevi qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules. In making this determination, the board considered Avi Zeevi’s formal education and previous and current experience in financial and accounting roles. The charter of the Audit Committee is available without charge at: https://investor.pagaya.com.

Compensation Committee

Pagaya’s Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Pagaya, establishing the general compensation policies of Pagaya and reviewing, approving and overseeing the administration of the employee benefits plans of Pagaya.

In accordance with the Companies Law, the responsibilities of the Compensation Committee are, among others, as follows: making recommendations to the Pagaya Board with respect to the approval of the Compensation Policy and with respect to any extensions to the Compensation Policy five years after the EJFA Closing and thereafter once every three years; reviewing the implementation of the Compensation Policy and periodically making recommendations to the Pagaya Board with respect to any amendments or updates to the Compensation Policy; and resolving whether to approve arrangements with respect to the terms of office and employment of Office Holders (which under the Companies Law will also require the approval of the Pagaya Board and, in certain cases, the Pagaya shareholders).

The Pagaya Board has determined that each member of Pagaya’s Compensation Committee is “independent” as defined under Nasdaq listing standards.

The members of the Compensation Committee are Avi Zeevi, Amy Pressman and Dan Petrozzo, with Amy Pressman serving as chair of the Compensation Committee. The charter of the Compensation Committee is available without charge at: https://investor.pagaya.com.

The Nominating and Corporate Governance Committee

Pagaya’s Nominating and Corporate Governance Committee is responsible for (i) overseeing and assisting the Pagaya Board in reviewing and recommending nominees for election as directors, (ii) assessing the performance of the members of the Pagaya Board and (iii) establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the Pagaya Board a set of corporate governance guidelines applicable to Pagaya.

The Pagaya Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined under Nasdaq listing rules. With regard to the nomination of future directors, such nomination is made by the full Board (both independent and non-independent directors together), consistent with Israel Companies Law. See “Item 16.G. Corporate Governance” for a discussion of the home country rules that Pagaya follows in lieu of Nasdaq listing rules.

The members of the Nominating and Corporate Governance Committee are Amy Pressman, Harvey Golub and Avi Zeevi, with Avi Zeevi serving as chair of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee is available without charge at: https://investor.pagaya.com.

Risk Committee

Pagaya’s Risk Committee is responsible for, among its other duties and responsibilities, (i) assessing and providing oversight to management relating to the identification and assessment of the material risks Pagaya faces, including strategic, operational, regulatory, and external risks inherent to Pagaya’s business and (ii) overseeing the implementation of risk management strategies, programs and policies.

The members of the Risk Committee are Harvey Golub, Dan Petrozzo and Mircea Ungureanu, with Dan Petrozzo serving as chair of the Risk Committee. The charter of the Risk Committee is available without charge at: https://investor.pagaya.com.

D. Employees

As of December 31, 2022, we had 809 employees on a full-time equivalent (“FTE”) basis located in the following geographic locations:

	December 31, 2022	December 31, 2021
Israel	602	433
United States	204	188
Other	3	—
	809	621

The following table shows the breakdown of our global workforce of employees on an FTE basis by category of activity as of the dates indicated:

	December 31, 2022	December 31, 2021
Research and development	318	258
Selling and marketing	115	107
General and administrative	376	256
	809	621

In regard to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and antidiscrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy apply to us and affect matters, such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses, and pension rights.

We have never experienced labor-related work stoppages or strikes, and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see. “Major Shareholders” in Item 7.A below. For information as to our stock purchase plans and equity incentive plans, see “Legacy Equity Incentive Plans” and “2022 Share Incentive Plan” in Item 6.B above.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Pagaya’s voting securities as of March 31, 2023, by:

•each person known by Pagaya to beneficially own more than 5% of the outstanding shares of Pagaya;
•each of Pagaya’s current executive officers and directors; and
•all of Pagaya’s current executive officers and directors as a group.

Unless otherwise indicated, Pagaya believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Pagaya Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, Pagaya deems ordinary shares that a shareholder has the right to acquire, including the Pagaya Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 31, 2023, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The calculation of the percentage of beneficial ownership is based on 529,168,740 outstanding Class A Ordinary Shares, and 174,934,392 outstanding Class B Ordinary Shares, as of March 31, 2023.

	Ordinary Shares
Name and Address of Beneficial Owner	Class A Ordinary Shares	Class A %	Class B Ordinary Shares	Class B %	% of Total Voting Power
Five Percent Holders:
Viola Ventures IV Entities(1)	98,109,329	18.5%	—	—%	4.3%
Oak HC/FT Partners II, L.P.(2)	65,676,104	12.4%	—	—%	2.9%
Tiger Global Management, LLC(3)	56,185,558	10.6%	—	—%	2.5%
Saro, L.P.(4)	40,787,848	7.7%	—	—%	1.8%
Clal Insurance Enterprises Holdings(5)	44,446,083	8.4%	—	—%	2.0%
GIC Private Limited(6)	42,867,434	8.1%	—	—%	1.9%
Gal Krubiner(7)	5,873,719	1.1%	126,236,593	51.3%	42.4%
Yahav Yulzari(8)	5,876,394	1.1%	126,236,593	51.3%	42.4%
Avital Pardo(9)	7,877,360	1.5%	168,921,618	60.5%	51.1%
Current Directors and Executive Officers of Pagaya:
Gal Krubiner(7)	5,873,719	1.1%	126,236,593	51.3%	42.4%
Yahav Yulzari(8)	5,876,394	1.1%	126,236,593	51.3%	42.4%
Avital Pardo(9)	7,877,360	1.5%	168,921,618	60.5%	51.1%

Harvey Golub(10)	2,808,264	*	—	—%	*
Daniel Petrozzo**(11)	2,517,875	*	—	—%	*
Avi Zeevi**(12)	1,696,469	*	—	—%	*
Mircea Vladimir Ungureanu	—	—%	—	—%	—%
Amy Pressman(13)	91,093	*	—	—%	—%
Kevin Stein(14)	141,155	*	—	—%	—%
Michael Kurlander(15)	1,058,075	*	—	—%	*
Richmond Glasgow(16)	1,025,526	*	—	—%	*
All Directors and Executive Officers of Pagaya as a Group (11 persons)	28,965,930	5.4%	421,394,804	100.0%	89.5%

*	Less than one percent.

**	Subject to finalization of grant

(1)	Represents 42,870,652 Class A Ordinary Shares held by Viola Ventures IV (A), L.P., 44,791,537 Class A Ordinary Shares held by Viola Ventures IV (B), L.P., 660,723 Class A Ordinary Shares held by Viola Ventures IV CEO Program, L.P., 2,467,999 Class A Ordinary Shares held by Viola Ventures Principals Fund, L.P. and 7,318,418 Class A Ordinary Shares held by Viola IV P, L.P. (collectively, the “Viola Ventures IV Entities”). Viola Ventures 4 Ltd. (“GP”), a Cayman Island limited liability company, serves as the sole general partner of Viola Ventures 4, L.P., a Cayman Island exempted limited partnership, which serves as the sole general partner of each of the Viola Ventures IV Entities. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors of, and collectively indirectly hold a majority of the outstanding equity interests of, an entity that serves as the sole shareholder and sole director of the GP, and, in such capacity, share the voting power and dispositive power on behalf of the Viola Ventures IV Entities with respect to these shares. The address for the Viola Ventures IV Entities, the GP and the foregoing individuals is c/o Viola Ventures, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.

(2)	Investment and voting power of the shares is exercised by Ann Lamont, Andrew Adams and Patricia Kemp. The business address of Oak HC/FT is 2200 Atlantic Street, Suite 300, Stamford, Connecticut, 06902, USA.

(3)
The beneficially owned shares represent 56,185,558 Class A Ordinary Shares held by entities and/or persons affiliated with Tiger Global Management, LLC, a Delaware limited liability company. Tiger Global Management, LLC is controlled by Charles P. Coleman III and Scott Shleifer. The business address for each of Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

(4)
Represents 40,787,848 Class A Ordinary Shares. Investment and voting power of the shares is exercised by Simon Glick and Sam Levinson. The business address of Saro LP is 80 Park Plaza, Suite 21A, Newark, New Jersey, 07102-4109, USA.

(5)
The beneficially owned shares represent 44,446,083 Class A Ordinary Shares held by entities/or persons affiliated with Clal Insurance Enterprises Holdings Ltd. Clal Insurance Enterprises Holdings Ltd. is governed by its board of directors, and the directors on the board are Haim Samet, Yoram Naveh, Yair Bar-Touv, Sami Moalem, Shmuel Schwartz, Varda Alshech, Hana Mazal Margaliot, Ronny Maliniak and Maya Liquornik. The business address of Clal Insurance Enterprises Holdings Ltd. is 36 Raoul Wallenberg Street, Tel Aviv 6136902, Israel.

(6)
The beneficially owned shares represent 42,867,434 Class A Ordinary Shares held by entities and/or persons affiliated with GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(7)	Represents (i) 22,370,221 Class B Ordinary Shares, (ii) 5,873,719 Class A Ordinary Shares, (iii) 32,699,871 Class B Ordinary Shares held in trust for Gal Krubiner by Hamilton Trust Company of South Dakota LLC, as Trustee of the Azure Sea Trust (in trust for Gal Krubiner), (iv) 60,179,438 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class B Ordinary Shares and (v) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(8)	Represents (i) 55,070,092 Class B Ordinary Shares, (ii) 5,876,394 Class A Ordinary Shares, (iii) 60,179,438 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class B Ordinary Shares and (iv) 10,987,063 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(9)	Represents (i) 64,794,208 Class B Ordinary Shares, (ii) 7,877,360 Class A Ordinary Shares, (iii) 87,646,862 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class B Ordinary Shares and (iv) 16,480,548 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(10)	Represents (i) 2,468,964 vested options to acquire Class A Ordinary Shares and (ii) 339,300 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

(11)	Represents (i) 821,406 Class A Ordinary Shares, (ii) 1,413,724 vested options to acquire Class A Ordinary Shares and (iii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares. The address of Mr. Petrozzo is 35 Barron Hill Road, Easton, Pennsylvania, 18042, USA.

(12)	Represents (i) 1,413,724 vested options to acquire Class A Ordinary Shares and (ii) 282,745 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

(13)	Represents 91,093 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class A Ordinary Shares.

(14)	Represents (i) 118,655 Class A Ordinary Shares and (ii) 22,500 vested RSUs or RSUs that will vest within 60 days of March 31, 2023 into Class A Ordinary Shares.

(15)	Represents (i) 717,841 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class A Ordinary Shares and (ii) 340,234 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares. Such performance-based options are subject to continued employment condition.

(16)	Represents (i) 833,220 vested options or options that will vest within 60 days of March 31, 2023 to acquire Class A Ordinary Shares and (ii) 192,306 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares. Such performance-based options are subject to continued employment condition.

Significant Changes in Ownership

To our knowledge, other than as disclosed in this Annual Report and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

Voting Rights

Neither our major shareholders nor our directors and executive officers listed above had or have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our Ordinary Shares, except that each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is be entitled to ten votes per share. For additional information about our dual class structure, see Exhibit 1.1 to this Annual Report, which is incorporated by reference herein.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2022, there were 119 registered holders of our Ordinary Shares, 57 of which were United States registered holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 30.3% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

B. Related Party Transactions

Subject to the provisions of the Companies Law and the Company’s organizational documents, Pagaya was permitted to enter into any contract or otherwise transact any business with any Pagaya director, or other Office Holder in which contract or business such Pagaya director or other Office Holder had a personal interest, directly or indirectly, and was permitted to enter into any contract or otherwise transact any business with any third party in which contract or business a Pagaya director or other Office Holder had a personal interest, directly or indirectly. Unless and to the extent provided otherwise in the Companies Law, a Pagaya director or other Office Holder was not permitted to participate in deliberations concerning, nor vote upon a resolution approving, a transaction with Pagaya in which he or she had a personal interest.

Rights of appointment

The current Pagaya Board consists of nine directors.

Agreements with Pagaya’s directors and officers

Employment agreements

Pagaya has entered into or will enter into written employment or service agreements with each of its executive officers. The agreements provide the terms of each individual’s employment or service with Pagaya, as applicable, which have been determined by the Pagaya Board.

Each employment and services agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations.

Either Pagaya or the executive officer may terminate the applicable executive officer’s employment or service by giving written notice to the other party. Pagaya may also terminate an executive officer’s employment or services agreement for cause (as defined in the applicable employment or services agreement). The Pagaya Articles require the consent of the other two Founders in order to terminate a Founder’s employment or services, or a decision by a majority of the Board if the termination is for cause, and the Pagaya Articles provide that, until the third anniversary following the EJFA Closing, a Founder can be terminated, whether or not for cause, only by a supermajority of at least 75% of the directors then in office, and thereafter such termination shall require a decision of the Pagaya Board by regular majority of the directors present and voting on such matter.

Options

Pagaya has granted Pagaya Options to purchase Pagaya Ordinary Shares to its executive officers and certain of its directors.

See the section of this Annual Report entitled “Major Shareholders” in Item 7.A for a description of options granted to entities controlled by (i) Pagaya’s chief executive officer and (ii) the Board’s Chairperson. Pagaya describes its Pagaya Share Plans under the sections of this Annual Report entitled “Legacy Equity Incentive Plans” and “2022 Share Incentive Plan” in Item 6.B.

Exculpation, indemnification and insurance

The Pagaya Articles permit the Company to exculpate, indemnify and insure certain of its office holders in accordance with Israeli law, subject to the limitations specified in the Companies Law, the Pagaya Articles and any required shareholder approval.

Housing

Pursuant to that certain Employment Agreement, by and between Mr. Krubiner, a director and the Chief Executive Officer of Pagaya, and Pagaya, dated as of April 25, 2016, as amended July 23, 2018, March 19, 2019, June 1, 2020 and March 30, 2021, Mr. Krubiner has access to an apartment leased on behalf of Pagaya and Pagaya bears the costs and expenses of any and all taxes payable or accrued in connection with such lease.

Series A Preferred Share Purchase Agreement

On April 14, 2023 the Company entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which the Company agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles), for an aggregate purchase price of $75 million (the “Transaction”). Subject to shareholder approval of certain Amended and Restated Articles of Association of the Company (the “A&R Articles”), the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there are 80,000,000 authorized Series A Preferred Shares and the Company may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that holds approximately 12% of the Class A Ordinary Shares, no par value, of the Company, and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the Pagaya Board and the Audit Committee of the Pagaya Board, is a partner at Oak. Following their review of applicable considerations pursuant to the Company’s policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to the shareholders of the Company to adopt the A&R Articles and approve the Transaction and the matters contemplated thereby.

Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval (the “Shareholder Approval”) of (i) the adoption of the A&R Articles as required by applicable Israeli law and (ii) the Transaction and the matters contemplated thereby. The closing of the Transaction is subject to, among other things, the Company obtaining the Shareholder Approval.

In connection with the execution of the Purchase Agreement, Gal Krubiner, Avital Pardo and Yahav Yulzari, the three founders of the Company, entered into a voting agreement (the “Voting Agreement”) with the Company, pursuant to which the founders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the A&R Articles and (b) any other matter reasonably necessary to the consummation of the Transaction and considered and voted upon by the shareholders of the Company, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction. See “Item 4.—Information on the Company—Recent Developments.”

Series E Preferred Share Investment

In March 2021, Pagaya sold 187,347 Pagaya Class E Preferred Shares to certain investors, including 7,397 Pagaya Class E Preferred Shares to Radiance Star Pte. Ltd. (“Radiance”), at $838.49 per share amounting to $157.1 million total consideration from all investors (including $6.2 million in consideration from Radiance), pursuant to the Series E Preferred Share Purchase Agreement, dated as of March 17, 2021, by and among Pagaya, Radiance and certain other investors (the “Class E Purchase Agreement”). For more details on the terms of the Pagaya Class E Preferred Shares, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report.

In connection with, and in receipt of the consideration paid pursuant to, the Class E Purchase Agreement, on March 7, 2021, Pagaya and Radiance entered into a warrant to purchase ordinary shares agreement (the “Warrant Purchase Agreement”). Pursuant to the Warrant Purchase Agreements, Radiance received 3,170 private placement warrants to purchase Pagaya Ordinary Shares (the “Ordinary Warrants”), at an exercise price of $0.001, subject to certain vesting terms. For more details on the terms of the Ordinary Warrants, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report. Mircea Ungureanu, a director of Pagaya, serves as a portfolio manager for GIC, which shares with Radiance the power to vote and the power to dispose of all of its equity holdings in Pagaya.

Series D Preferred Share Investment

In November 2020, Pagaya and the Founders reached an agreement to sell its Founders 245,392 Pagaya Class D Preferred Shares at $149.35 per share, subject to actual payment and shareholder approval. Subsequently, in March 2021, Pagaya closed the sale of 245,392 Pagaya Class D Preferred Shares to the Founders (of which 70,112 were issued to each of Mr. Krubiner and Mr. Yulzari and 105,168 were issued to Mr. Pardo) at $149.35 per share amounting to $36.7 million total consideration from the Founders (reflecting $10.5 million in consideration from each of Mr. Krubiner and Mr. Yulzari and $15.7 million in consideration from Mr. Pardo), pursuant to the Second Series D Preferred Share Purchase Agreement, dated as of March 3, 2021, by and among Pagaya and the Founders. For more details on the terms of the Pagaya Class D Preferred Shares, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report.

In June 2020, Pagaya sold 341,473 Pagaya Class D Preferred Shares to certain investors, including 117,172 Pagaya Class D Preferred Shares to Radiance and 5,022 Pagaya Class D Preferred Shares to Golub Investments, L.P. (“Golub Investments”), at $149.35 per share and amounting to $51.0 million total consideration from all investors (including $17.5 million in consideration from Radiance and $0.75 million in consideration from Golub), pursuant to the Series D Preferred Share Purchase Agreement, dated as of May 22, 2020, by and among Pagaya, Radiance and certain other investors (the “Class D Purchase Agreement”). For more details on the terms of the Pagaya Class D Preferred Shares, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report. Mr. Golub, a director of Pagaya, is the founder of Golub Investments.

In connection with the Class D Purchase Agreement, and in receipt of the consideration paid pursuant thereto, on June 1, 2020, Pagaya and Radiance entered into a warrant to purchase class D preferred agreement (the “Class D Warrant Purchase Agreement”). Pursuant to the Class D Warrant Purchase Agreement, among certain other investors, Radiance received 23,434 warrants to purchase Pagaya Class D Preferred Shares at an exercise price of $0.01, subject to certain vesting terms. For more details on the terms of the Pagaya Class D Preferred Shares, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report.

In connection with the Class D Warrant Purchase Agreement, on June 1, 2020, Pagaya and Radiance entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, Pagaya agreed to provide Radiance the right to purchase up to a certain amount of qualified securities in certain offerings by Pagaya and to provide Radiance with notice of any fund offerings or securities offerings.

On March 19, 2023, Pagaya and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase

Class A Ordinary shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Registration Rights Agreement

At the Effective Time of the EJFA Merger, each of Pagaya, the EJFA Merger Sponsor and certain Pagaya Shareholders as of immediately prior to the EJFA Merger entered into the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 4.9 of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022, pursuant to which Pagaya agreed to file a registration statement, by no later than 30 days following the EJFA Closing Date, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides the Pagaya Shareholder parties thereto with a demand right for Pagaya to conduct an underwritten offering of the Registrable Securities, provided that the total offering price of all securities proposed to be sold in such offering exceeds $75 million in the aggregate and subject to certain limitations. The Registration Rights Agreement further provides customary registration rights to the Pagaya Shareholder parties thereto (including demand rights and piggy-back rights, subject to cooperation and cut-back provisions) with respect to Class A Ordinary Shares, any Class A Ordinary Shares issuable upon the exercise of Warrants and any other equity security of Pagaya issued or issuable with respect to any such Class A Ordinary Shares. The Registration Rights Agreement terminates on the earliest of (a) the tenth anniversary of the date of the Registration Rights Agreement, (b) any acquisition of Pagaya after the EJFA Merger, as a result of which the Registrable Securities are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act or (c) with respect to any Pagaya Shareholder party to the Registration Rights Agreement, on the date that such Pagaya Shareholder no longer holds any Registrable Securities. For more information on the Registration Rights Agreement, see the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 2.5 of this Annual Report.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and applicable officers, subject to the mandatory limitations imposed by the specific indemnification provisions contained in the Companies Law. These indemnification agreements require us, among other things (and subject to the Companies Law), to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. The limitation of liability and indemnification provisions may discourage Pagaya Shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other Pagaya Shareholders. Further, a Pagaya Shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Insurance

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Vect Investment

On January 12, 2022, Pagaya entered into a simple agreement for future equity (the “SAFE”) and related documents with Vect Sol Ltd., a company incorporated under the laws of the State of Israel (“Vect”). The founder of Vect was Pagaya’s then-Architect and Engineering Lead.

Pursuant to the SAFE, Pagaya invested $1.2 million (the “Purchase Amount”) on February 1, 2022 in Vect in exchange for the right to (i) in the event there is an equity financing of Vect, receive preferred shares of Vect, (ii) in the event there is a liquidity event of Vect, either a cash payment equal to the Purchase Amount (subject to downward adjustment in the event that there are not enough funds to pay Pagaya and holders of other simple agreements for future equity) or ordinary shares of Vect, at the election of Pagaya, and (iii) in the event there is a dissolution event of Vect, a cash payment equal to the Purchase Amount (subject to downward adjustment in the event that there are not enough funds to pay Pagaya and holders of other simple agreements for future equity). In the event that no equity financing is consummated prior to February 1, 2024 (or February 1, 2025 if extended by the parties) and the SAFE has not otherwise expired or terminated in accordance with its terms, then Pagaya has the right to receive preferred shares of Vect.

On June 16, 2022, Vect entered into a purchase agreement and related documents with another investor, to which Pagaya was also a party, and which provided Pagaya an option to acquire additional shares in Vect on terms similar to those contained in the purchase agreement. Pursuant to the purchase agreement, the SAFE was automatically converted into equity in accordance with the terms of the SAFE. On September 15, 2022, Pagaya exercised its option in the purchase agreement and acquired additional shares valued at $1.8 million.

Bounce Investment

On June 13, 2022, Pagaya entered into an Advance Investment Agreement and related documents with Bounce Technologies Ltd., a company incorporated under the laws of the State of Israel (“Bounce”). Avi Zeevi, the chairperson of Pagaya’s Board of Directors, is both a Director and investor in Bounce. Pursuant to the Advance Investment Agreement, Pagaya invested $250,000 in Bounce in exchange for the right to, in the event there is an equity financing of Bounce, receive preferred shares of Bounce or a cash payment based on the Target Valuation (as defined in the Advance Investment Agreement). In the event there is a liquidation or an IPO of Bounce, then Pagaya’s investment amount would be automatically converted into preferred shares of Bounce. In the event that no equity financing or exit event is consummated prior to June 3, 2024, then Pagaya has the right to receive preferred shares of Bounce based on the Target Valuation.

Pre-Approval of Certain Loans and Guarantees

On November 10, 2022, Pagaya Board approved a framework transaction of loans and guarantees involving certain Pagaya subsidiaries. Under the Companies Law, transactions by the Company with or for the benefit of an entity (i) that is not wholly owned by the Company and (ii) in which the Company has an interest in that entity because it is managed by the Company’s Office Holders are considered related party transactions, and therefore require approval by the Board, as well as a determination by the Audit Committee that the transactions are not “extraordinary.” Pagaya Board approved the Company entering into such transactions for a period of 12 months so long as they are within the ordinary course of business and remain under certain individual and aggregate monetary thresholds. Covered transactions include loans to the Company’s subsidiaries (including entities affiliated with Pagaya investment funds), as well as a recourse guaranty or pledge of assets to a third party for the benefit of a subsidiary. The Board approval on November 10, 2022 followed its approval on September 28, 2022 of a guaranty made by the Company for the benefit of one of its fund entities to Bank Leumi in connection with a $23 million loan.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

We have appended our consolidated financial statements at the end of this Annual Report, starting at page F-1, as part of this Annual Report.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the normal course of business. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. We are not presently party to any litigation that, if determined adversely to us, we believe would be likely to have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Future litigation may be necessary, among other things, to defend ourselves or our Partners in connection with determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Dividend Policy

Pagaya currently expects to retain all future earnings for use in the operation and expansion of its business and does not plan to pay any dividends on Pagaya Ordinary Shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the Pagaya Board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the Pagaya Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent years, whichever is greater, based on audited or reviewed financial statements for a period of up to two years ended no more than six months prior to the date of distribution, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Under the Pagaya Articles, dividend distributions may be determined by the Pagaya Board, without the need for shareholder approval. Payment of dividends may be subject to Israeli withholding taxes. See Exhibit 2.6 to this Annual Report and “Certain Material Israeli Tax Considerations—Taxation of our shareholders” for additional information.

B. Significant Changes

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

On June 23, 2022, our Class A Ordinary Shares and public warrants began trading on Nasdaq under the symbols “PGY” and “PGYWW,” respectively. Prior to this, no public market existed for our Ordinary Shares.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A.—Offer and listing details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.6 to this Annual Report and is incorporated herein by reference.

C. Material Contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this Annual Report, along with where a summary of that contracted can be found in this Annual Report.

Material Contracts	Location in this Annual Report
2016 Equity Incentive Plan and US Subplan	Item 6.B.—Directors, Senior Management and Employees— Compensation—Legacy Equity Incentive Plans
2021 Equity Incentive Plan and US Subplan	Item 6.B.—Directors, Senior Management and Employees—Compensation—Legacy Equity Incentive Plans
2022 Equity Incentive Plan and IL Subplan	Item 6.B.—Directors, Senior Management and Employees—Compensation—2022 Share Incentive Plan
Compensation Policy	Item 6.B.—Directors, Senior Management and Employees—Compensation—Compensation Policy under the Companies Law
Employment Agreements	Item 7.B.—Related Party Transactions—Agreements with Pagaya’s directors and officers
Indemnification Agreements	Item 7.B.—Related Party Transactions—Agreements and Arrangements with Directors and Executive Officers
EJFA Merger Agreement	Item 4.A.—Information on the Company—History and Development of the Company—Recent Developments
EJFA Merger Registration Rights Agreement	Item 7.B.—Related Party Transactions—Registration Rights Agreement
Equity Financing Purchase Agreement	Item 4.B.—Liquidity and Capital Resources—The Committed Equity Financing
Equity Financing Registration Rights Agreement	Item 4.B.—Liquidity and Capital Resources—The Committed Equity Financing
Senior Secured Revolving Credit Agreement	Item 5.B.—Liquidity and Capital Resources—Indebtedness

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-residents of Israel.

E. Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations of the ownership and disposition of our Class A Ordinary Shares. This discussion is based on the Code, Treasury Regulations, published positions of the IRS, court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion applies only to Class A Ordinary Shares that are held as capital assets within the meaning of the Code (generally, property held for investment). The following does not purport to be a complete analysis of all potential U.S. federal income tax effects arising in connection with the ownership and disposition of Class A Ordinary Shares. Pagaya has not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•our officers or directors;
•banks, insurance companies, and other financial institutions;
•tax-exempt entities or governmental organizations;
•tax-qualified retirement plans;
•regulated investment companies and real estate investment trusts;
•brokers, dealers, or traders in securities that elect to use a mark-to-market method of accounting;
•persons that elect to mark their securities to market;
•certain expatriates and former citizens or residents of the United States;
•persons that have a functional currency other than the U.S. Dollar;
•persons holding Class A Ordinary Shares as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A Ordinary Shares being taken into account in an applicable financial statement;
•persons that actually or constructively own 5% or more of our shares by vote or value; and
•persons that acquired Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services.

This discussion does not address the estate or gift taxes or the alternative minimum tax, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;
•a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership and certain determinations made at the owner or participant level. Accordingly, partners and partnerships considering an investment in Class A Ordinary Shares should consult their tax advisors regarding the U.S. federal income tax considerations to them of an investment in Class A Ordinary Shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Taxation of dividends and other distributions on Class A Ordinary Shares

Distributions of cash or other property to a U.S. Holder with respect to such U.S. Holder’s Class A Ordinary Shares will generally be treated as dividends for U.S. federal income tax purposes to the extent paid out of Pagaya’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because Pagaya does not intend to determine its earnings and profits under U.S. federal income tax principles, distributions made by Pagaya will generally be reported as dividends. In the case of corporate U.S. Holders, such dividends will generally be subject to tax at regular U.S. graduated income tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

In the case of non-corporate U.S. Holders, such dividends will generally be subject to tax at preferential long-term capital gains rates only if (i) Class A Ordinary Shares are readily tradable on an established securities market in the United States or (ii) Pagaya is eligible for the benefits of the income tax treaty between the United States and Israel (the “Treaty”), in each case, provided that Pagaya is not treated as a PFIC at the time the dividend was paid or in the previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A Ordinary Shares.

Subject to certain exceptions, dividends on Class A Ordinary Shares will generally be treated as non-U.S. source income and will generally constitute “passive category” income for U.S. foreign tax credit limitation purposes. As described under “Certain Material Israeli Tax Considerations,” a U.S. Holder may be subject to Israeli withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any Israeli income taxes paid or withheld with respect to dividends on Class A Ordinary Shares to the extent such taxes are nonrefundable under the Treaty. Recently issued Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”), may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Instead of claiming a credit for non-U.S. taxes, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, provided that the U.S. Holder does not elect to claim a foreign tax credit for any non-U.S. income taxes paid or accrued for the relevant taxable year. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Disposition of Class A Ordinary Shares

Upon a sale, exchange, or other taxable disposition of Class A Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares sold or exchanged in such disposition.

Any gain or loss recognized by a U.S. Holder on the disposition of Class A Ordinary Shares will generally be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period in its Class A Ordinary Shares exceeds one year. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Any gain or loss realized by a U.S. Holder on the disposition of Class A Ordinary Shares will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. As a consequence, Israeli taxes (including withholding taxes), if any, imposed on any such gain may not be creditable against the U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as Israeli source, however. Notwithstanding this, pursuant to recently issued Treasury Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any Israeli taxes imposed on a disposition of Class A Ordinary Shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Passive foreign investment company considerations

Definition of a PFIC

A non-U.S. corporation will generally be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income (the “income test”) or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) produce or are held for the production of passive income (the “asset test”). For this purpose, a corporation is generally treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by a corporation is considered to be passive income and cash held by a corporation is considered to be a passive asset.

PFIC status of Pagaya

We do not believe we were a PFIC for our taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

Application of PFIC rules to Class A Ordinary Shares

If (i) Pagaya is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for Pagaya’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a Mark-to-Market Election (as defined below), then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

•any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares; and
•any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Class A Ordinary Shares).

Under the Default PFIC Regime:

•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its Class A Ordinary Shares;

•the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Pagaya is a PFIC, will be subject to tax as ordinary income;
•the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder included in such U.S. Holder’s holding period will be subject to tax at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder included in such U.S. Holder’s holding period.

QEF Election and Mark-to-Market Election

In general, if Pagaya is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its Class A Ordinary Shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF Election with respect to Class A Ordinary Shares, a U.S. Holder must receive certain information from Pagaya. Because Pagaya does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Class A Ordinary Shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election (a “Mark-to-Market Election”) with respect to such shares for such taxable year. A U.S. Holder that makes a valid Mark-to-Market Election for such holder’s First PFIC Holding Year will generally not be subject to the Default PFIC Regime with respect to its Class A Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year that Pagaya is treated as a PFIC, the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any additional gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares in a taxable year in which Pagaya is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a Mark-to-Market Election for a taxable year after such holder’s First PFIC Holding Year.

The Mark-to-Market Election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. U.S. Holders should consult their tax advisors regarding the availability and tax considerations relevant to a Mark-to-Market Election with respect to Class A Ordinary Shares in their particular circumstances.

If Pagaya is determined to be a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders will generally be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if Pagaya receives a distribution from, or disposes of all or part of Pagaya’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A Mark-to-Market Election will generally not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax considerations relevant to the deemed ownership of lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may be required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return (whether or not a QEF Election or a Mark-to-Market Election is made) and provide such other information as may be required by the U.S. Treasury Department. The rules governing PFICs and QEF Elections and Mark-to-Market Elections are complex and their application is affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares in their particular circumstances.

THE PFIC RULES ARE COMPLEX AND THEIR APPLICATION IS AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THEM, INCLUDING WITH RESPECT TO WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSIDERATIONS RELEVANT TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

CERTAIN MATERIAL ISRAELI TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Class A Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli income tax laws applicable to Pagaya, and certain Israeli Government programs that may benefit Pagaya. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Class A Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, Pagaya cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which amendments or changes could affect the tax consequences described below.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The corporate tax rate is currently 23%, which has been the rate since 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to taxation at the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company that derives 90% or more of its income in any tax year, other than income from certain government loans, from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the ITO. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following are the principal tax benefits available to Industrial Companies:

•amortization of the cost of purchased patents, rights to use a patent, and know-how, which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and
•expenses related to a public offering are deductible in equal amounts over three years commencing with the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

•the expenditures are approved by the relevant Israeli government ministry, which depends on the field of research;
•the research and development must be for the promotion of the company; and
•the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants to finance such scientific research and development projects. No deduction under these research and development deduction rules is allowed if the deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the ITO. Expenditures that do not qualify under the conditions above are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for all or most of the research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing with the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives and tax benefits to eligible companies. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be classified as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility of the company. In order to qualify for these incentives, Pagaya is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 and as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, which are in addition to the previously existing tax benefit programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in Development Zone A. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA. It should be noted that the proportion of income that may be considered Preferred Technological Income and enjoy the tax benefits described above is calculated according to a nexus formula, which is based on the proportion of qualifying expenditures on intellectual property compared to overall expenditures.

The 2017 Amendment further provides that a Preferred Company with group consolidated revenues of at least NIS 10 billion will qualify as a “Special Preferred Technological Enterprise,” and will enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gains derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to the receipt of certain approvals as specified in the Investment Law.

Dividends paid out of Preferred Technological Income, which are distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are met, the tax rate will be 4%. Dividends paid out to individuals may be subject to an additional surtax of 3%, as described below. In November 2021, an approval from the ITA was received stating Pagaya is entitled to the tax benefits under the 2017 Amendment, as a Preferred Technological Enterprise, subject to certain approvals and subject to certain limitations on the income eligible for such tax benefits.

Taxation of our shareholders

Capital gains tax on sales of our Class A Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes. Israeli law also generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The ITO distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, under certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2023). An Israeli resident individual will generally be subject to capital gains tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expense and linkage differences in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with such person’s related party or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights on how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the ITO are taxed at the marginal tax rates applicable to business income (up to 47% in 2022) plus an additional surtax of 3% as described below. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the ITO (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) alone, or together with such Israeli residents’ related party or another person who collaborates with such Israeli resident on a permanent basis, hold, directly or indirectly, more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the company’s voting power during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of our Class A Ordinary Shares by the U.S. Resident would be subject to Israeli tax, unless exempt under Israeli domestic law as described above. However, under the U.S.-Israel Tax Treaty, such U.S. Resident should be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Tax Treaty or in the United States federal income tax laws applicable to foreign credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Class A Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or to obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made during the last six months of the preceding year or during the first six months of the current year, respectively. However, if all tax due was withheld at source according to applicable provisions of the ITO and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends that may be paid on our Class A Ordinary Shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate is 30%. Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation, such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is subject to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the ITO is exempt from tax on dividends.

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends that may be paid on our Class A Ordinary Shares at the rate of 25%, or 30% if the recipient of the dividends is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The withholding rates may be reduced if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise or if a reduced rate is provided under an applicable tax treaty, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced withholding rate. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Class A Ordinary Shares who is a U.S. Resident is 25%. However, the maximum withholding tax rate on dividends (not generated by a Preferred Technological Enterprise) that are paid to a United States corporation holding shares representing 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as during the previous tax year is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Technological Enterprise are not entitled to such reduction under the U.S.-Israel Tax Treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.
A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, provided that (i) such income was not generated from business conducted in Israel by the foreign resident, (ii) the foreign resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the foreign resident is not liable to surtax (see below) in accordance with Section 121B of the ITO.

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A Ordinary Shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in credit risks, liquidity risks and interest rates. We are exposed to market risk directly through investments in loans and securities held on our consolidated balance sheets and access to the securitization markets.

Credit Risk

Credit risk refers to the risk of loss arising from individual borrower default due to inability or unwillingness to meet their financial obligations. The performance of certain financial instruments, including investments in loans, securitization notes and residual certificates on our consolidated balance sheets is dependent on the credit performance of the underlying loans and the amount of collections on the loans. To manage this risk, we monitor borrower payment performance and utilize our AI technology to price loans in a manner that we believe is reflective of their credit risk.

The fair values of these loans, securitization notes, and residual certificates are estimated based on a discounted cash flow model which involves the use of significant unobservable inputs and assumptions. These instruments are sensitive to changes in credit risk. As of December 31, 2022, we were exposed to credit risk on $464.0 million of investments in loans and securities held on our consolidated balance sheet, with $264.5 million representing net exposure exclusive of non-controlling interests, from which our earnings are derived. As of December 31, 2022, a hypothetical 20%, 30% and 40% increase in credit risk would result in $24.3 million, $36.4 million and $47.7 million, respectively, of net loss to our earnings1.

Liquidity Risk

Liquidity risk refers to the marketability of an investment and whether it can be bought or sold quickly enough to meet debt obligations. As several of our investments in loans and securities are not rated and have restrictions relating to their transfer, resale may be difficult or impossible. Although the Company primarily holds its investments until maturity, the Company may still be exposed to this market risk.

Interest Rate Risk

The interest rates charged on the loans originated by third parties are subject to change by the platform sellers or originators. Higher interest rates could negatively impact collections on the underlying loans, leading to increased delinquencies, defaults, and our customers’ bankruptcies, all of which could have a substantial adverse effect on our business. This would also impact future loans and securitizations.

Foreign Exchange Risk

Pagaya does not believe that foreign currency exchange rates have had, or currently have, a material effect on its business.

Our inability or failure to manage these market risks could harm our business, financial condition or results of operations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.
1 These estimates correspond to earnings expected from securitization notes and residual certificates, which are our predominant sources of credit exposure.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

Pagaya’s Board of Directors has determined that Mr. Avi Zeevi is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Pagaya Board has determined that each member of our Audit Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors. Our Code of Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Business Conduct is available on our website at https://investor.pagaya.com/corporate-governance/governance-overview. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services

Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees billed for each of the two last fiscal years for professional services rendered by Kost Forer Gabbay & Kasierer to the Company:

	December 31, 2022	December 31, 2021
Audit fees	$2,138,000	$3,565,000
Audit-related fees	—	—
Tax fees	522,000	574,000
Total	$2,660,000	$4,139,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent registered public accounting firm provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” are the aggregate fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authorities.

Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2022 and 2021 were preapproved in accordance with our policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance requirements, provided that we disclose those Nasdaq requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently follow home country practices in lieu of the Nasdaq listing rules on corporate governance requirements with respect to the following requirements:

•Quorum requirement for shareholder meetings. Under Nasdaq listing rule 5620(c), a quorum would require the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders. Pursuant to the Pagaya Articles and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). Notwithstanding the foregoing, a quorum for a general meeting (and for any adjourned general meeting) shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares if such shares are outstanding.

•Nomination of our directors. Under Nasdaq listing rule 5605(e), director nominees must either be selected or recommended for the board’s selection by either by a nominating committee comprised solely of independent directors, or by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate. In accordance with the provisions of the Companies Law and the Pagaya Articles, nominations of directors will be made by Pagaya Board.

•Shareholder Approval of Issuance. Under Nasdaq listing rule 5635(d), shareholder approval is required prior to the issuance of securities if the issuance is lower than market value (i.e., the closing price of our Class A Ordinary Shares on Nasdaq) and is a “20% issuance,” which is defined as a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares that equal 20% or more of the ordinary shares or the voting power outstanding before the issuance. Under Israeli law, shareholder approval is not required for such issuances.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit Number	Description

1.1	Articles of Association of Pagaya Technologies Ltd. (incorporated by reference to Exhibit 1.1 of Pagaya Technologies Ltd. Current Report on Form 6-K filed with the SEC on June 28, 2022)
2.1
Specimen Ordinary Share Certificate of Pagaya Technologies Ltd. (incorporated by reference to Exhibit 4.5 of Pagaya Technologies Ltd. Amendment No. 1 to Registration Statement on Form F-4 filed with the SEC on May 9, 2022)

2.2
Specimen Warrant Certificate of Pagaya Technologies Ltd. (incorporated by reference to Exhibit 4.6 of Pagaya Technologies Ltd. Amendment No. 1 to Registration Statement on Form F-4 filed with the SEC on May 9, 2022)

2.3
Warrant Agreement, by and among, dated as of February 24, 2021, between Continental Stock Transfer & Trust Company and EJF Acquisition Corp. (incorporated by reference to Exhibit 4.1 of EJF Acquisition Corp. Current Report on Form 8-K filed with the SEC on February 24, 2021)

2.4
Assignment, Assumption and Amendment Agreement, by and among Pagaya Technologies Ltd., EJF Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 of Pagaya Technologies Ltd. Amendment No. 2 to Registration Statement on Form F-4 filed with the SEC on May 18, 2022)

2.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.9 of Pagaya Technologies Ltd. Registration Statement on Form F-4 filed with the SEC on April 7, 2022)
2.6*	Description of Securities
4.1†
Agreement and Plan of Merger, dated as of September 15, 2021, by and among Pagaya Technologies Ltd., EJF Acquisition Corp. and Rigel Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Pagaya Technologies Ltd. Registration Statement on Form F-4 filed with the SEC on April 7, 2022)

4.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.8 of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022)
4.3
Credit Agreement, dated as of December 23, 2021, by and among Pagaya Technologies Ltd., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.15 of Pagaya Technologies Ltd. Registration Statement on Form F-4 filed with the SEC on April 7, 2022)

4.4
Amendment No. 1 to Credit Agreement, dated as of March 15, 2022, by and among Pagaya Technologies Ltd., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.16 of Pagaya Technologies Ltd. Registration Statement on Form F-4 filed with the SEC on April 7, 2022)

4.5
Pagaya Technologies Ltd. Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 10.17 of Pagaya Technologies Ltd. Amendment No. 2 to Registration Statement on Form F-4 filed with the SEC on May 18, 2022)

4.6
Credit Agreement, dated as of September 2, 2022, by and among Pagaya Technologies Ltd., as the borrower, the lenders party thereto and Silicon Valley Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to Pagaya Technologies Ltd. Current Report on Form 6-K filed with the SEC on September 2, 2022)

4.7
Ordinary Shares Purchase Agreement by and between the Registrant and B. Riley Principal Capital II, LLC, dated August 17, 2022 (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed on August 17, 2022)

4.8
Registration Rights Agreement by and between the Registrant and B. Riley Principal Capital II, LLC, dated August 17, 2022 (incorporated by reference to Exhibit 10.2 to Current Report on Form 6-K filed on August 17, 2022)

4.9†
Pagaya Technologies Ltd. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.10†
Pagaya Technologies Ltd. 2016 Equity Incentive Plan Stock Option Sub-Plan for United States Persons (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.11†
Pagaya Technologies Ltd. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.12†
Pagaya Technologies Ltd. 2021 Equity Incentive Plan Stock Option Sub-Plan for United States Persons (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.13†
Pagaya Technologies Ltd. 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-8 (File No. 333-265739), filed with the SEC on June 21, 2022)

4.14†
Pagaya Technologies Ltd. 2022 Share Incentive Plan Sub-Plan for Israeli Participants, incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022

4.15
Form of Pagaya Technologies Ltd. Indemnification, Insurance and Exculpation Undertaking (incorporated by reference to Exhibit 10.14 of Pagaya Technologies Ltd. Amendment No. 2 to Registration Statement on Form F-4 filed with the SEC on May 18, 2022)

4.16*	Form of Registration Rights Agreement, dated as of January 5, 2023, by and among Pagaya Technologies Ltd. and the Shareholders of Darwin Homes, Inc.
4.17*	Preferred Shares Purchase Agreement, dated as of April 14, 2023, by and among Pagaya Technologies Ltd. and Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.
4.18*	Voting Agreement, dated as of April 14, 2023, by among Pagaya Technologies Ltd. and Gal Krubiner, Yahav Yulzari and Avital Pardo with regard to the Preferred Shares Purchase Agreement.
8.1*	List of subsidiaries of Pagaya Technologies Ltd.
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, independent registered accounting firm for Pagaya Technologies Ltd.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith
** Furnished herewith.
† Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PAGAYA TECHNOLOGIES LTD.

Date: April 20, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

Date: April 20, 2023	By:	/s/ Michael Kurlander
	Name:	Michael Kurlander
	Title:	Chief Financial Officer

PAGAYA TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

INDEX

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
PAGAYA TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pagaya technologies Ltd (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operation, consolidated statements of comprehensive income (loss), changes in redeemable convertible preferred shares and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 2018.
Tel-Aviv, Israel
April 20, 2023

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021 (In thousands)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$309,793	$190,778
Restricted cash	22,539	7,000
Short-term deposits	—	5,020
Fees and other receivables (including related party receivables of $49,427 and $32,332 of December 31, 2022 and December 31, 2021, respectively)	59,219	32,332
Investments in loans and securities	1,007	5,142
Prepaid expenses and other current assets (including related party assets of $18,783 and $1,367 as of December 31, 2022 and December 31, 2021, respectively)	27,258	6,263
Total current assets	419,816	246,535
Restricted cash	4,744	6,797
Fees and other receivables (including related party receivables of $38,332 and $19,208 as of December 31, 2022 and December 31, 2021, respectively)	38,774	19,208
Investments in loans and securities	462,969	277,582
Equity method and other investments	25,894	14,841
Right-of-use asset	61,077	—
Property and equipment, net	31,663	7,648
Deferred tax assets, net	—	5,681
Deferred offering costs	—	11,966
Prepaid expenses and other assets	142	—
Total non-current assets	625,263	343,723
Total Assets	$1,045,079	$590,258
Liabilities, Redeemable convertible preferred shares, and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,739	$11,580
Accrued expenses and other liabilities (including related party liabilities of $636 and $2,510 as of December 31, 2022 and December 31, 2021, respectively)	49,496	17,093
Operating lease liability - current	8,530	—
Secured borrowing - current	61,829	—
Income taxes payable - current	6,424	—
Total current liabilities	128,018	28,673
Non-current liabilities:
Warrant liability	1,400	27,469
Revolving credit facility	15,000	—
Secured borrowing - non-current	77,802	37,905
Operating lease liability - non-current	49,097	—
Income taxes payable - non-current	7,771	11,812
Deferred tax liabilities, net - non-current	568	—
Total non-current liabilities	151,638	77,186
Total liabilities	279,656	105,859
Redeemable convertible preferred shares	—	307,047
Shareholders’ equity (deficit):
Additional paid-in capital	968,432	113,170
Accumulated other comprehensive income (loss)	(713)	—
Accumulated deficit	(414,199)	(111,878)
Total Pagaya Technologies Ltd. shareholders’ equity	553,520	1,292
Noncontrolling interests	211,903	176,060
Total shareholders’ equity	765,423	177,352
Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	$1,045,079	$590,258
The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In thousands, except share and per share data)

	2022	2021	2020
Revenue
Revenue from fees (including related party revenues of $653,471, $445,866 and $91,740 for the years ended December 31, 2022, 2021 and 2020, respectively)	$685,414	$445,866	$91,740
Other Income
Interest income	57,758	28,877	6,993
Investment income (loss) (1)	5,756	(155)	277
Total Revenue and Other Income	748,928	474,588	99,010
Costs and Operating Expenses
Production costs	451,084	232,324	49,085
Research and development	150,933	66,211	12,332
Sales and marketing	104,203	49,627	5,668
General and administrative	294,213	132,235	10,672
Total Costs and Operating Expenses	1,000,433	480,397	77,757
Operating Income (Loss)	(251,505)	(5,809)	21,253
Other income (loss), net	(24,869)	(55,839)	(55)
Income (Loss) Before Income Taxes	(276,374)	(61,648)	21,198
Income tax expense (benefit)	16,400	7,875	1,276
Net Income (Loss) Including Noncontrolling Interests	(292,774)	(69,523)	19,922
Less: Net income (loss) attributable to noncontrolling interests	9,547	21,628	5,452
Net Income (Loss) Attributable to Pagaya Technologies Ltd.	$(302,321)	$(91,151)	$14,470
Per share data:
Net income (loss) attributable to Pagaya Technologies Ltd.	$(302,321)	$(91,151)	$14,470
Less: Undistributed earnings allocated to participated securities	(12,205)	(19,558)	(9,558)
Less: Deemed dividend distribution	—	(23,612)	—
Net income (loss) attributed to Pagaya Technologies Ltd.	$(314,526)	$(134,321)	$4,912
Net income (loss) per share attributable to Pagaya Technologies Ltd.:
Basic (2)	$(0.69)	$(0.69)	$0.03
Diluted (2)	$(0.69)	$(0.69)	$0.02
Weighted average shares outstanding:
Basic (2)	459,044,846	195,312,586	191,146,436
Diluted (2)	459,044,846	195,312,586	206,915,248
(1) Includes income from proprietary investments.
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In thousands)

	2022	2021	2020
Net Income (Loss) Including Noncontrolling Interests	$(292,774)	$(69,523)	$19,922
Other Comprehensive Loss:
Noncredit component of other than temporary impairment losses	(2,122)	—	—
Comprehensive Income (Loss) Including Noncontrolling Interests	(294,896)	(69,523)	19,922
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,138	21,628	5,452
Comprehensive Income (Loss) Attributable to Pagaya Technologies Ltd.	$(303,034)	$(91,151)	$14,470

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares (1)	Amount	Shares (1)	Amount
Balance – December 31, 2019	240,046,195	$43,613	188,621,632	$—	$159	$—	$(11,585)	$(11,426)	$24,801	$13,375
Issuance of convertible preferred shares, net of issuance costs of $412	63,806,415	48,146	—	—	—	—	—	—	—	—
Exercise of the Option, net of issuance cost of $128	17,953,350	14,222	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	1,775,510	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	156	—	—	156	—	156
Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	74,560	74,560
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(19,868)	(19,868)
Net income (loss)	—	—	—	—	—	—	14,470	14,470	5,452	19,922
Balance – December 31, 2020	321,805,960	$105,981	190,397,142	$—	$315	$—	$2,885	$3,200	$84,945	$88,145
Issuance of Series D convertible preferred shares, net of issuance costs of $11	45,853,066	36,639	—	—	—	—	—	—	—	—
Issuance of Series E convertible preferred shares, net of issuance costs of $158	35,006,986	136,006	—	—	—	—	—	—	—	—
Issuance of Preferred B shares upon exercise of warrants 2021	2,732,401	22,412	—	—	—	—	—	—	—	—
Issuance of Preferred D shares upon exercise of warrants 2021	1,000,616	6,009	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	3,948,649	—	346	—	—	346	—	346
Share-based compensation	—	—	—	—	68,090	—	—	68,090	—	68,090
Deemed contribution	—	—	—	—	23,612	—	—	23,612	—	23,612
Deemed dividend distribution	—	—	—	—	—	—	(23,612)	(23,612)	—	(23,612)
Issuance of ordinary share warrants	—	—	—	—	20,807	—	—	20,807	—	20,807
Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	151,035	151,035
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(81,548)	(81,548)
Net income (loss)	—	—	—	—	—	—	(91,151)	(91,151)	21,628	(69,523)
Balance – December 31, 2021	406,399,029	$307,047	194,345,791	$—	$113,170	$—	$(111,878)	$1,292	$176,060	$177,352

Issuance of ordinary shares upon exercise of share options	—	—	16,725,583	—	1,617	—	—	1,617	—	1,617
Issuance of ordinary shares upon vesting of RSUs	—	—	122,906	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	—	—	22,539,369	—	—	—	—	—	—	—
Issuance of ordinary shares related to commitment shares	—	—	46,536	—	1,000	—	—	1,000	—	1,000
Issuance of ordinary shares in connection with the Merger and PIPE Investment, net of issuance costs of $57,400	(406,399,029)	(307,047)	449,531,406	—	581,359	—	—	581,359	—	581,359
Share-based compensation	—	—	—	—	250,711	—	—	250,711	—	250,711
Reclassification of warrants	—	—	—	—	20,575	—	—	20,575	—	20,575
Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	105,469	105,469
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(77,764)	(77,764)
Other comprehensive income (loss)	—	—	—	—	—	(713)	—	(713)	(1,409)	(2,122)
Net income (loss)	—	—	—	—	—	—	(302,321)	(302,321)	9,547	(292,774)
Balance – December 31, 2022	—	$—	683,311,591	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
(1) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In thousands)

	2022	2021	2020
Cash flows from operating activities
Net income (loss) including noncontrolling interests	$(292,774)	$(69,523)	$19,922
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(5,756)	155	(277)
Loss on sale of equity method investments	—	421	—
Depreciation and amortization	6,294	815	290
Share-based compensation	241,689	67,785	156
Fair value adjustment to warrant liability	(11,088)	53,019	489
Issuance of ordinary shares related to commitment shares	1,000	—	—
Loss on investments in loans and securities	15,007	—	—
Loss on loans held-for-investment	10,651	—	—
Other than temporary impairment of investments in loans and securities	33,704	—	—
Impairment of goodwill and other intangible assets	3,209	—	—
Gain from the extinguishment of the Option	—	—	(543)
Change in operating assets and liabilities:
Fees and other receivables	(46,453)	(27,555)	(19,720)
Deferred tax assets, net	5,681	(3,378)	(2,303)
Deferred tax liabilities, net	568	—	—
Prepaid expenses and other assets	(23,227)	(4,738)	123
Right-of-use asset	7,742	—	—
Accounts payable	(9,841)	10,999	427
Accrued expenses and other liabilities	32,403	13,407	2,457
Operating lease liability	(11,192)	—	—
Income tax payable	2,383	8,404	3,236
Net cash (used in) provided by operating activities	(40,000)	49,811	4,257
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	112,897	28,904	29,008
Short-term deposits	5,020	53,412	(48,353)
Equity method and other investments	453	8,925	350
Payments for the purchase of:
Investments in loans and securities	(355,633)	(202,366)	(102,665)
Property and equipment	(22,406)	(6,624)	(1,097)
Equity method and other investments	(5,750)	(22,991)	—
Net cash used in investing activities	(265,419)	(140,740)	(122,757)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the EJFA Merger and PIPE Investment, net of issuance costs	291,872	—	—
Proceeds from issuance of redeemable convertible preferred shares, net	—	172,645	64,810
Proceeds from issuance of ordinary share warrants, net	—	20,807	—
Proceeds from secured borrowing	139,413	37,905	—
Proceeds received from noncontrolling interests	105,469	151,035	74,560
Proceeds from revolving credit facility	42,100	—	—
Proceeds from exercise of stock options	1,617	346	—
Proceeds from exercise of redeemable convertible preferred shares warrants	—	400	—
Distribution made to noncontrolling interests	(77,764)	(81,548)	(19,868)
Distribution made to revolving credit facility	(27,100)	—	—
Distribution made to secured borrowing	(37,687)	—	—

Payment for deferred offering costs	—	(11,966)	—
Net cash provided by financing activities	437,920	289,624	119,502
Net increase in cash, cash equivalents and restricted cash	132,501	198,695	1,002
Cash, cash equivalents and restricted cash, beginning of period	204,575	5,880	4,878
Cash, cash equivalents and restricted cash, end of period	$337,076	$204,575	$5,880
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$309,793	$190,778	$5,066
Restricted cash - current	22,539	7,000	—
Restricted cash - non-current	4,744	6,797	814
Total cash, cash equivalents, and restricted cash	$337,076	$204,575	$5,880

Supplemental disclosures of cash flow information
Cash paid for taxes	$6,941	$2,609	$324
Cash paid for interests	4,341	—	—
Supplemental disclosure of non-cash investing and financing activities
Initial recognition of ROU assets and operating lease liability	$68,819	$—	$—
Deemed dividend from Secondary transactions	—	23,612	—
Issuance of redeemable convertible preferred shares upon exercise of warrants	—	28,421	1,899
Issuance of the Option	—	—	543

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

NOTE 1 - BUSINESS DESCRIPTION

Pagaya Technologies Ltd. and its consolidated subsidiaries (together “Pagaya” or the “Company”) is a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results for financial services and other service providers, their customers, and asset investors. Services providers integrated with Pagaya’s network, which are referred to as “Partners,” range from high-growth financial technology companies to incumbent banks and financial institutions, auto finance providers and residential real estate service providers. Partners have access to Pagaya’s network in order to assist with extending financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles.

Pagaya Technologies Ltd. was founded in 2016 and is organized under the laws of the State of Israel. Pagaya has its primary offices in Israel and the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its wholly-owned subsidiaries, and consolidated variable interest entities (“VIEs”) if any.

All intercompany accounts and transactions have been eliminated. The Company’s functional and reporting currency is the U.S. Dollar.

Variable Interest Entities

A VIE is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company’s variable interest arises from contractual, ownership or other monetary interests in the entity, which may change with fluctuations in the fair value of the VIE’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and an obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE at initial involvement and on an ongoing basis. Refer to Note 7 for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates and assumptions made in the accompanying consolidated financial statements, which Management believes are critical in understanding and evaluating the Company’s reported financial results include, but are not limited to: (i) share-based compensation; (ii) derivative and/or freestanding liabilities pertaining to warrants and preferred share; (iii) the Option; (iv) consolidation of VIEs; (v) revenue recognition; (vi) deferred tax assets and valuation allowance; (vii) valuation of goodwill and intangible assets; and (viii) the determination of allowance for loan loss reserves for loans held for investment. The Company bases its estimates or assumptions on various factors it believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers. The

Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

Segment Reporting

The Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors and reports its financials as a single reporting segment. The Company’s chief operating decision-maker is its Chief Executive Officer who makes operating decisions, assesses financial performance and allocates resources based on consolidated financial information. As such, the Company has determined that it operates in one reportable segment.

Foreign Currency

The functional and reporting currency of the Company is the U.S. Dollar as it is the currency of the primary economic environment in which Pagaya’s operations are conducted. The monetary assets and liabilities denominated in currencies other than the U.S. Dollar are accordingly remeasured into U.S. Dollars at exchange rates in effect at the end of each period in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the Statements of Operations and Comprehensive Income (Loss) within Other expenses, net, as appropriate. Foreign currency translations were immaterial in all periods presented.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of checking, money market and savings accounts held at financial institutions or highly liquid investments purchased with an original maturity of three months or less. Cash equivalents are stated at carrying value, which approximates fair value.

Restricted cash consists primarily of deposits restricted by standby letters of credit for lease facilities. The Company has no ability to draw on such funds as long as the funds remain restricted under the applicable agreements.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flow (in thousands):

	December 31,
	2022	2021
	(in thousands)
Cash and cash equivalents	$309,793	$190,778
Restricted cash	22,539	7,000
Restricted cash, non-current	4,744	6,797
Cash, cash equivalents and restricted cash	$337,076	$204,575

Bank Deposits

Bank deposits with original maturities of more than three months but less than one year are included in short term bank deposits. Bank deposits with maturities of more than one year are included in long-term deposits. Such deposits are stated at cost which approximates fair values.

Concentrations of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, restricted cash, bank deposits and fees receivable. Cash and cash equivalents are principally maintained with major financial institutions, which management assesses to be of high credit quality. The Company has not experienced any losses on these deposits.

The Company’s fees receivable balances are predominantly with agreements with customers, and these are subject to normal credit risks which management believes to be not significant.

Significant customers are those which represent 10% or more of the Company’s total revenue for each respective period presented. Three related parties individually represented greater than 10% of total revenue and collectively totaled approximately 42% for year ended December 31, 2022. Two related parties individually represented greater than 10% of total revenue and collectively totaled approximately 42% for the year ended December 31, 2021. During the year ended December 31, 2020, three related parties individually represented greater than 10% of total revenue and collectively totaled approximately 57%.

Fair Value Measurement

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, when available. If such quoted market prices are not available, fair value is based upon models that use, as inputs, observable market-based parameters to the greatest extent possible.

Additionally, ASC 820 established a fair value hierarchy to categorize the use of inputs into the following three levels:

Level 1—Quoted prices, unadjusted, for identical assets or liabilities in active markets.

Level 2—Pricing inputs are other than quoted prices in active markets and include 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in markets that are not active, and 3) or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

Management believes that the carrying amount of cash and cash equivalents, fees receivable, accounts payables and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

Investments in Loans and Securities

A wholly-owned subsidiary (“Sponsor”) previously sponsored 30 securitization transactions (the “Securitizations”) during 2022, 2021 and 2020, each through a separate trust structure with an asset portfolio consisting of unsecured consumer loans, auto loans or real estate assets. Each Securitization’s asset portfolio was structured by the Sponsor, which is also the administrator of each Securitization. The Sponsor, directly and indirectly through affiliates, retained at least 5% of the economic risk in the Securitizations to comply with risk retention required by Title 17 U.S. Code of Federal Regulations Part 246, Credit Risk Retention, promulgated by Securities and Exchange Commission.

The Sponsor determines the appropriate classification of loans and securities at the time of purchase. The Company’s direct investments in securitizations are classified as held-to-maturity and carried at amortized cost. The Company classifies investments as held-to-maturity when it has the intent and ability to hold the security to maturity. When evaluating intent for a particular security, the Company considers circumstances that have in the past led, or may in the future lead, to a decision to sell securities. The Company analyzes each security to determine whether it has the intent and ability to hold until maturity on a continual basis.

Investments in loans and securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability and the yield of alternative investments will be classified as available for sale (“AFS”).

These investments are carried at fair value determined using public market prices, dealer quotes, and prices obtained from independent pricing services that may be derivable from observable and unobservable market inputs. The Company may have investments classified as AFS from time to time but does not have any investments classified as AFS as of December 31, 2022 or December 31, 2021.

Certain loans, which the Company purchased from the Sponsor, are classified as held for investment. Loans held for investment are recorded at amortized cost, less an allowance for potential uncollectible amounts. Amortized cost basis represents principal amounts outstanding, net of unearned income, premiums or discounts on purchased loans and charge-offs. The Company’s intent and ability to designate loans as held for investment in the future may change based on changes in business strategies, the economic environment, and market conditions. As of December 31, 2022 and 2021, the Company held $13.8 million and $12.7 million of loans held for investment, respectively.

Trading securities are bought and held principally for the purpose of reselling in the near term with the objective of generating revenues on short-term variations in price. Trading securities are held at fair value with realized gains and losses recorded on a trade date basis. The Company does not have any investments classified as trading as of December 31, 2022 or December 31, 2021.

An investment is impaired if the fair value of the investment is less than its amortized cost basis. The Company determines whether the impairment has resulted from a credit loss or other factors. The Company determines whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. The Company recognizes an allowance for credit losses, up to the amount of the impairment when appropriate, and write down the amortized cost basis of the investment if it is more likely than not the Company will be required, or the Company intends to sell the investment before recovery of its amortized cost basis, or the Company did not expect to collect cash flows sufficient to recover the amortized cost basis of the investment. The recognition of other-than-temporary impairment losses is dependent on the facts and circumstances related to the specific investment. If the Company intends to sell the investment or it is more likely than not that the Company would be required to sell the investment prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. The Company recognizes the credit loss portion through other income (loss), net in the statements of operations and the noncredit loss portion in accumulated other comprehensive loss.

Equity Method Investments

The Company uses the equity method of accounting for investments in entities that the Company does not control but has the ability to exercise significant influence over the financial and operating policies of the investee. Under the equity method of accounting, the Company’s share of the investee’s underlying net income or loss is recorded as investment income or loss on the consolidated Statements of Operations and Comprehensive Income (Loss). Distributions received from the investment reduce the Company’s carrying value of the investee.

The Company elected to account for its equity investments using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary. During the year ended December 31, 2022, the Company recorded an income in amount of $5.8 million related to revaluation of its investments in privately held companies. See Note 6 for additional information.

Property and Equipment, Net

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives by asset category are as follows:

Computer and software	3 to 7 years
Equipment	3 to 7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life (10 years)
Internal-Use Software	2 years

Maintenance and repairs that do not enhance or extend the asset’s useful life are expensed as incurred. Major replacements, improvements and additions are capitalized. Upon the sale or retirement of property and equipment, the cost and the related accumulated depreciation or amortization are removed from the consolidated financial statements, with any resulting gain or loss included in the consolidated Statements of Operations and Comprehensive Income (Loss).

Property and equipment is tested for when there is an indication that the carrying value of an asset group may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying values. When an asset is determined not to be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value and recorded in the period the determination is made.

Internal-Use Software

Internally developed software is capitalized upon completion of the preliminary project stage, when it becomes probable that the project will be completed, and the software will be used as intended. Capitalized costs primarily consist of salaries and payroll related costs for employees directly involved in development efforts. Costs related to the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Capitalized internal-use software is included in property and equipment, net, in the consolidated balance sheets, and amortization expense is included in general and administrative expenses in the consolidated statements of operations. The Company reviews on a regular basis list of projects that are in process and if the project is to be abandoned or discontinued and the capitalized costs associated with that project are expensed immediately.

Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification.

This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet all the criteria for equity classification, the warrants are recorded at their initial fair value on the date of issuance and remeasured each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash other income or expense in the accompanying consolidated statements of operations and comprehensive income.

Revenue Recognition
The Company’s revenue consists of two components: revenue from fees and revenue from other income, which is comprised of interest income and investment income.
The amount of revenue from fees recognized reflects the consideration that the Company expects to receive in exchange for services provided. The Company applied the following five steps:
1. Identification of the contract with the customer:
The Company determines a contract with a customer exists when each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, a conclusion has been reached that the customer has the ability and intent to pay, and the contract has commercial substance.

2. Identification of the performance obligations in the contract:
Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct and separately identifiable, whereby the customer can benefit from the services.
3. Determination of the transaction price:
The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Payment terms and conditions vary by contract.
4. Allocation of the transaction price to the performance obligations in the contract:
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation.
5. Recognition of revenue when, or as, a performance obligation is satisfied:
Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised delivery of service to the customer.
Revenue From Fees
Revenue from fees is comprised of Network AI fees and Contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. AI integration fees are earned from Partners in Financing Vehicles for the creation, sourcing and delivery of that assets that comprise Network Volume. The Company utilizes multiple funding channels to enable the purchase of network assets from Partners, such as asset backed securitizations (“ABS”). Capital markets execution fees are earned from the market pricing of ABS transactions. Contract fees are related to the management, performance and other fees earned for administering Financing Vehicles. These fees are the result of agreements with customers and are recognized in accordance with ASC 606, Revenue from Contracts with Customers.
Revenue is generally recognized on a gross basis in accordance with ASC 606 related to reporting revenue on a gross basis as a principal versus on a net basis as an agent. This is because the Company is primarily responsible for integrating the various services fulfilled by Partners and is ultimately responsible to the Financing Vehicles for the fulfillment of the related services. To the extent the Company does not meet the criteria for recognizing revenue on a gross basis, the Company records revenue on a net basis.

Network AI fees, comprised of AI integration fees and capital markets execution fees, totaled $616.9 million, $387.1 million and $65.8 million, for the years ended December 31, 2022, 2021 and 2020, respectively. Expenses to third parties for services that are integrated with the Company’s technology are recorded in the consolidated Statements of operations as Production Costs.
Real estate fees, which are included in Network AI fees, are earned for the obligations to arrange for the purchase of real estate assets, provide administrative services, arrange for the eventual sale of the assets, and provide pre-and post-purchase services including the right to earn performance fees. All of these fees are recognized over time except for the purchase and sale obligations, which are satisfied at the point in time of the respective transactions. As the Company is a principal for these services, revenues are recorded on a gross basis.

Contract fees include administration and management fees, performances fees, and servicing fees. Contract fees totaled $68.5 million, $58.8 million and $25.9 million for the year ended December 31, 2022, 2021 and 2020, respectively. The Company recognizes administration fees over the service period for the Financing Vehicles managed or administered by the Company.

Performance fees are earned when certain Financing Vehicles exceed contractual return thresholds. They are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. An estimate is made by the Company based on a variety of factors including market conditions and expected loan performance. In the following period, the true performance is measured and then adjusted to ensure that the fees accurately represent actual performance. As such, there are revenues that result from performance obligations satisfied in the previous year. During the years ended 2022, 2021 and 2020, $3.8 million, $1.2 million and $0.0 million, respectively, worth of fees represent performance obligations satisfied in the previous year that were lesser than the original estimate.
Servicing fees for the Financing Vehicles, which primarily involve collecting payments and providing reporting on the loans within the securitization vehicles, are recognized over the service period. These duties have been considered to be agent responsibilities and does not include acting as a loan servicer. Accordingly, servicing fees are recorded on a net basis.
As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between payment and the transfer of services is expected to be one year or less.
For the years ended December 31, 2022, 2021 and 2020, the finance component out of total consideration was not material.
Once revenue is recognized, it is recorded on the balance sheet in fees and other receivables until the payment is received from the customer. The timing of the recognition depends on the type of service as described above.

	2022	2021	2020
	(in thousands)
Services transferred at a point in time	$661,646	$420,460	$75,180
Services transferred over time	23,768	25,406	16,560
Total revenue from fees, net	$685,414	$445,866	$91,740
 The Company had no material contract assets, contract liabilities, or deferred contract costs recorded as of December 31, 2022 and December 31, 2021.

Interest Income

Interest income is recognized based on projected cashflow according to the ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company accrues interest income on investments based on the effective interest rate of the investments and recorded as interest income as earned. Interest income earned from cash and cash equivalents is recorded on an accrual basis to the extent such interest is earned and expected to be collected.

Production Costs

Production costs are primarily comprised of (i) fees the Company pays in Partners when network volume is acquired by Financing Vehicles as the Partners are responsible for marketing and customer interaction, facilitating the flow of additional application flow, and (ii) expenses the Company incurs to renovate single family residence assets.

Research and development costs

Research and development costs are primarily engineering and product development expenses which primarily consists of payroll and other employee-related expenses, including share-based compensation expenses, for the engineering and product development teams as well the costs of systems and tools used by these teams. These costs are recognized in the period incurred.

Leases
The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the consolidated statements of financial position as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Share-Based Compensation

The Company grants options to employees and nonemployees. The Company measures options based on the estimated grant date fair values, which the Company determines using the Black-Scholes option-pricing model. The Company records the resulting expense in the consolidated Statements of Operations and Comprehensive Income (Loss) using the straight-line method over the period of service required to vest in the award, which is generally two to four years. The Company accounts for forfeitures as they occur.

For nonemployee share options, the fair value is remeasured as the share options vest, and the resulting change in fair value, if any, is recognized in the consolidated Statements of Operations and Comprehensive Income (Loss) during the period the related services are rendered.

The Company also grants options to restricted shares to certain employees and directors. The Company measures options to restricted shares based on the estimated grant date fair values, which the Company determines using the Monte Carlo simulation model implemented in a risk-neutral valuation framework. The Company records the resulting expense in the consolidated Statements of Operations and Comprehensive Income (Loss) using the straight-line method over the period of service required to vest in the award, which is generally two to four years. The Company accounts for forfeitures as they occur.

Income Taxes

The Company uses the liability method of accounting for income taxes, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the deferred tax assets and liabilities are determined based on the differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws expected to apply to taxable income when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under assets and liabilities, respectively.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex federal and state tax laws and regulations. ASC 740, “Income Taxes” (“ASC 740”) states that a tax benefit from an uncertain tax position may be recognized (1) when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 and adjusts these liabilities when management’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from management’s current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income expense.

Basic and Diluted Net income (loss) per Ordinary Share

The Company calculates net income (loss) per share using the two-class method required for participating securities. The two-class method requires income (loss) available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s redeemable convertible preferred shares contractually entitle the holders of such shares to participate in distribution but does not contractually require the holders of such shares to participate in the Company’s losses. Accordingly, for the periods where the Company is in a net loss position, the Company does not allocate any net loss attributable to ordinary shareholders to the redeemable convertible preferred shares.

The Company calculates basic net income (loss) per share attributable to ordinary shareholders by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period.

The Company calculates diluted net income (loss) per share attributable to ordinary shareholders by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding after giving consideration to the dilutive effect of the redeemable convertible preferred shares, share options, and preferred shares warrants that are outstanding during the period.
Recently Adopted Accounting Pronouncements
Earnings Per Share
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivative and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40), which clarifies an issuer's accounting for certain modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The Company adopted ASU No. 2021-04 beginning January 1, 2022 on a prospective basis. The adoption did not have a material impact on the Company’s consolidated financial statements.
Leases
In February 2016, the FASB issued ASU 2016-02—Leases, requiring the recognition of lease assets and liabilities on the balance sheet. The standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The standard is effective for public entities for fiscal years beginning after December 15, 2018 and for the Company for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Effective January 1, 2022, the Company adopted ASU 2016-02, using a modified retrospective approach. The impact of this standard resulted in an increase of "right-of-use" assets and lease liabilities related to existing operating leases of approximately $43 million as of January 1, 2022 on the consolidated financial statements. Adoption of the standard also resulted in additional required disclosures. See Note 9 for additional information.
Income Taxes
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intra period tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company for the fiscal year beginning January 1, 2022, and interim periods within fiscal years beginning January 1, 2023. Early adoption is permitted. The adoption did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.
Financial Instruments—Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023.
The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and disclosures.
Convertible Debt Instruments
In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. The guidance will be effective for the Company for the fiscal year beginning January 1, 2024 and interim periods within those fiscal years. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.
The Company is currently assessing the impact of the guidance on its consolidated financial statements and disclosures.

NOTE 3 - MERGER
On June 22, 2022 (the “EJFA Closing Date”), the Company consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated September 15, 2021 (the “EJFA Merger Agreement”), by and among the Company, EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“EJFA Merger Sub”).

On the EJFA Closing Date, the following transactions occurred pursuant to the terms of the EJFA Merger Agreement:

•(i) immediately prior to the effective time (the “Effective Time”) of the EJFA Merger (as defined below), each preferred share, with nominal value New Israeli Shekel 0.01, of Pagaya (each, a “Pagaya Preferred Share”) was converted into ordinary shares, with no par value, of Pagaya (each, a “Pagaya Ordinary Share”) in accordance with Pagaya’s organizational documents (the “Conversion”), (ii) immediately following the Conversion but prior to the Effective Time, Pagaya adopted amended and restated articles of association of Pagaya, (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the EJFA Merger Agreement such that each Pagaya Ordinary Share has a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (in their capacity as shareholders of Pagaya, the “Founders”) each receiving Class B ordinary shares of Pagaya, without par value (the “Pagaya Class B Ordinary Shares”), which carry voting rights in the form of ten (10) votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A ordinary shares of Pagaya, without par value (the “Pagaya Class A Ordinary Shares”), which are economically equivalent to the Pagaya Class B Ordinary Shares and carry voting rights in the form of one (1) vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”);

•at the Effective Time, EJFA Merger Sub merged with and into EJFA (the “EJFA Merger”), with EJFA continuing as the surviving company after the EJFA Merger (the “Surviving Company”), and, as a result of the EJFA Merger, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

•at the Effective Time, (i) each Class B ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class B Shares”) issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA,

EJFA Merger Sub or Pagaya or any of its subsidiaries at that time (such shares, the “Excluded Shares”), was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (ii) each Class A ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class A Shares”) issued and outstanding immediately prior to the Effective Time other than the Excluded Shares was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (iii) each issued and outstanding warrant of EJFA sold to the public and to Wilson Boulevard LLC, a Delaware limited liability company, in a private placement in connection with EJFA’s initial public offering (the “EJFA Warrants”) was automatically and irrevocably assumed by Pagaya and converted into a corresponding warrant exercisable for Pagaya Class A Ordinary Shares (“Pagaya Warrants”).

The warrants acquired in the EJFA Merger include (a) redeemable warrants issued by EJFA and sold as part of the units in the EJFA IPO (whether they were purchased in the EJFA IPO or thereafter in the open market), which are exercisable for an aggregate of 9,583,333 shares of common stock at a purchase price of $11.50 per share (the “EJFA Public Warrants”) and (b) warrants issued by EJFA to Wilson Boulevard LLC in a private placement simultaneously with the closing of the EJFA IPO, which are exercisable for an aggregate of 5,166,667 shares of common stock at a purchase price of $11.50 per share (the “EJFA Private Placement Warrants”). See Note 10 for additional information.

The EJFA Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Pagaya has been determined to be the accounting acquirer, primarily due to the fact that Pagaya Shareholders will continue to control the post-Closing combined company.

On the EJFA Closing Date, simultaneous with the closing of the EJFA Merger, the Company completed a PIPE financing whereby the Company received $350 million gross proceeds in exchange for 35,000,000 shares of common stock.

Total gross proceeds resulting from the transactions were $350 million, out of which total transaction costs amounted to approximately $57.3 million. The transaction costs allocated to the warrants liabilities in the amount of $1.2 million were recognized as expenses in the Company’s consolidated statement of operations and comprehensive income (loss).

In connection with the EJFA Merger, the Company’s board of directors approved a 1:186.9 stock split and a change in par value from NIS 0.01 to no par value. As a result, all shares, options, warrants, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

NOTE 4 - BALANCE SHEET COMPONENTS
Property and equipment, net
Property and equipment, net, consist of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,	December 31,
	2022	2021
Computer and software	$37,517	$7,638
Equipment	765	566
Leasehold improvements	922	681
Property and equipment, gross	39,204	8,885
Less: accumulated depreciation and amortization	(7,541)	(1,237)
Property and equipment, net	$31,663	$7,648
The Company capitalized $29.4 million, $4.0 million and $0.5 million, of internally developed costs during the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and December 31, 2021, internally developed software costs balances, included in property and equipment, net, are $28.2 million and $4.4 million, respectively.
Depreciation and amortization expense was $6.3 million, $0.8 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.
During the year ended December 31, 2022, the Company wrote off certain internally developed software, and reported $0.7 million of impairment loss within other income (loss), net in the statements of operations. No impairment losses related to property and equipment were recorded during the years ended December 31,, 2021 and 2020.

Prepaid and other current assets
Prepaid and other current assets, consist of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,	December 31,
	2022	2021
Prepaid expenses	$7,092	$3,345
Related party receivables	18,783	1,367
Other current assets	1,383	1,551
Total Prepaid expenses and other current assets	$27,258	$6,263

Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,	December 31,
	2022	2021
Employee payables	$14,482	$15,191
Other short-term liabilities	35,014	1,902
Total accrued expenses and other liabilities	$49,496	$17,093

NOTE 5 - BORROWINGS

As of December 31, 2022 and 2021, the Company had secured borrowings with an outstanding balance of $139.6 million and $38.0 million, respectively, as well as a revolving credit facility with an outstanding balance of $15.0 million and $0.0 million, respectively. The Company was in compliance with all covenants.

Risk Retention Master Repurchase

In December 2021, RRRR Repo Funding Trust 2021-1 (the “2021 RR entity”), a consolidated VIE, entered into a master repurchase agreement (the “2021 RRRR Repurchase Agreement”) to finance the Company’s risk retention balance in notes retained from two securitization transactions. Under this agreement, the balance borrowed by the 2021 RR entity has an interest rate of 3.618% per annum (as may be adjusted in accordance with the 2021 RRRR Repurchase Agreement) and is repaid using cash proceeds received by the 2021 RR entity as part of monthly cash distributions from the two securitization notes and amounts on deposit in a reserve account. As of December 31, 2022 and 2021, the outstanding principal balance under the 2021 RRRR Financing Agreement $25.6 million and $38.0 million, respectively.

In February and May 2022, Pagaya Structured Products LLC (the “PSP”), a wholly-owned subsidiary, entered into master repurchase agreements (the “Master Agreements”) to finance the Company’s risk retention balance in certain notes and certificates retained from securitization transactions. As of December 31, 2022, the outstanding principal balance under the Master Agreements was $99.0 million.

Receivables Facility

In October 2022, Pagaya Receivables LLC, a wholly-owned subsidiary, entered into a Loan and Security Agreement (the “LSA Agreement”) with certain lenders, which provides for a 3-year loan facility (the “Receivables Facility”) in a maximum principal amount of $22 million to finance certain eligible receivables purchased from sponsored securitization transactions. Borrowings under the Receivables Facility bear interest at a rate per annum equal to the adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.20%, and the balance is repaid using cash proceeds received from the receivables. As of December 31, 2022, the outstanding principal balance under the Receivables Facility was $15.0 million.

Revolving Credit Facility
In September 2022, the Company entered into a Senior Secured Revolving Credit Agreement (the “Credit Agreement”) with certain lenders. The Credit Agreement provides for a 3-year senior secured revolving credit facility (the “Revolving Credit

Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to the U.S. dollar equivalent of $20.0 million may be issued in new Israeli shekels.

The Revolving Credit Facility replaced the 2021 Credit Facility (as defined below). Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

As of December 31, 2022, the outstanding principal balance under the Revolving Credit Facility was $15.0 million.

Termination of 2021 Credit Facility

In connection with entering into the Credit Agreement, the Company repaid all outstanding obligations with respect to, and terminated the commitments under, that certain Credit Agreement, dated as of December 23, 2021 (as amended among the Company and certain lenders (the “2021 Credit Facility”)).

As of December 31, 2021, no borrowings was made under the 2021 Credit Facility.

NOTE 6 - INVESTMENTS IN LOANS AND SECURITIES

Investments in loans and securities are recorded at amortized cost as of December 31, 2022 and 2021 in the consolidated statements of financial position (in thousands). As provided in Note 7, a portion of these investments in loans and securities are consolidated as a result of the Company’s determination that it is the primary beneficiary of certain VIEs.

	As of December 31, 2022
Investments in loans and securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
ABS – Consumer / Auto Loan / Real Estate (1)	$450,210	$23,724	$(7,263)	$466,671
Other loans and receivables	13,766	—	—	13,766
Total	$463,976	$23,724	$(7,263)	$480,437
(1) During the year ended December 31, 2022, the Company recorded impairment loss of $33.7 million within other income (loss), net in the consolidated statements of operations.

	As of December 31, 2021
Investments in loans and securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
ABS – Consumer / Auto Loan	$270,067	$18,648	$—	$288,715
Other loans and receivables	12,657	—	—	12,657
Total	$282,724	$18,648	$—	$301,372
Equity Method and Other Investments
The following investments, including those accounted for under the equity method, are included within Equity method and other investments in the consolidated statements of financial position as of December 31, 2022 and 2021 (in thousands):

	Carrying Value
	December 31,
	2022	2021
Investments in Pagaya SmartResi F1 Fund, LP (1)	$16,810	$14,352
Other (2)	9,084	489
Total	$25,894	$14,841

(1) The Company owns approximately 5.4% and is the general partner of Pagaya Smartresi F1 Fund LP.
(2) Represents the Company’s proprietary investments. During the year ended December 31, 2022, the Company recorded an income in amount of $5.8 million related to revaluation of its investments. Income from these investments is included in Investment income in the consolidated statements of operations.

NOTE 7 - CONSOLIDATION AND VARIABLE INTEREST ENTITIES
The Company has variable interests in securitization vehicles that it sponsors. The Company consolidates VIEs when it is deemed to be the primary beneficiary. In order to be primary beneficiary, the Company must have a controlling financial interest in the VIE. This is determined by evaluating if the Company has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant.
Consolidated VIEs
As of December 31, 2022 and 2021, the Company has determined that it is the primary beneficiary of Pagaya Structured Holdings LLC, Pagaya Structured Holdings II LLC, and Pagaya Structured Holding III LLC (“Risk Retention Entities”). As

sponsor of securitization transactions, the Company is subject to risk retention requirements and established the Risk Retention Entities to meet these requirements.
Below is a summary of assets and liabilities from the Company’s involvement with consolidated VIEs (i.e., Risk Retention Entities) (in thousands):

	Assets	Liabilities	Net Assets
As of December 31, 2022	$264,854	$—	$264,854
As of December 31, 2021	$220,293	$—	$220,293
Unconsolidated VIEs
The Company determined that it is not the primary beneficiary of the trusts which hold the loans and issue securities associated with the securitization transactions the Company sponsors. The Company does not have the power to direct or control the activities which most significantly affect the performance of the trusts, which was determined to be servicing loans.
The Company’s maximum exposure to loss from its involvement with unconsolidated VIEs represents the estimated loss that would be incurred under severe, hypothetical circumstances, for which the Company believes the possibility is remote, such as where the value of securitization notes and senior and residual certificates the Company holds as part of the risk retention requirement declines to zero.
Below is a summary of the Company’s direct interest in (i.e., not held through Risk Retention Entities) variable interests in nonconsolidated VIEs (in thousands):

	Carrying Amount	Maximum Exposure to Loss	VIE Assets
As of December 31, 2022	$200,694	$200,694	$3,911,589
As of December 31, 2021	$57,193	$57,193	$1,330,396

From time to time, the Company may, but is not obligated to, purchase assets from the Financing Vehicles. Such repurchases can occur at the Company’s discretion. For the year ended December 31, 2022 and 2021, the Company purchased approximately $29.6 million and $24.0 million of loan principal from the Financing Vehicles, respectively, and included a loss of approximately $22.9 million and $8.5 million, respectively, in general and administrative expenses with respect to these loans. For the year ended months December 31, 2020, the Company did not purchase any loans.

NOTE 8 - EMPLOYEE BENEFITS
Severance pay — Under Israeli employment laws, Israeli employees of the Company are included under Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”). According to Section 14, these employees are entitled to monthly payments made by the Company on their behalf with insurance companies.
Payments in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits at a rate of 8.33% of their monthly salary is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments.

NOTE 9 - LEASES

The Company leases facilities under operating leases with various expiration dates through 2036. The Company leases office space in New York, Israel and several other locations.
The security deposits for the leases are $4.2 million and $2.9 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, $4.2 million and $2.9 million, respectively, have been recognized as restricted cash, non-current in the consolidated balance sheets.
The Company’s operating lease expense consists of rent and variable lease payments. Variable lease payments such as common area maintenance were included in operating expenses. Rent expense for the Company’s short-term leases was immaterial for the periods presented. Operating lease expense was as follows (in thousands):

Year Ended December 31, 2022
Rent expense	$11,946
Variable lease payments	$429
Supplemental information related to the Company’s operating leases was as follows:

As of December 31, 2022
Weighted-average remaining lease term (in years)	8.2
Weighted-average discount rate	5.7%

Year Ended December 31, 2022
(in thousands)
Cash paid within operating cash flows	$11,192
Operating lease right-of-use assets recognized in exchange for new operating lease obligations	$68,819

As of December 31, 2022, future minimum lease commitments under non-cancelable operating leases were as follows (in thousands):

2023	$11,526
2024	8,859
2025	7,888
2026	7,888
2027	7,339
Thereafter	29,035
Total	72,535
Less: imputed interest	(14,908)
Total operating lease liabilities	$57,627

As previously disclosed in "Note 8. Commitments and Contingencies" to Notes to Consolidated Financial Statements included in the Company’s Registration Statement on Form F-4 and under the previous lease accounting standard, future minimum payments related to operating leases as of December 31, 2021 are as follows:

2022	$8,589
2023	7,832
2024	5,762
2025	4,793
2026	4,847
Thereafter	17,151
Total	$48,974

NOTE 10 - WARRANT LIABILITY

On June 22, 2022, in connection with the EJFA Merger, the Company assumed 9,583,333 Public Warrants and 5,166,667 Private Placement Warrants, all of which were outstanding as of December 31, 2022. See Note 3 for additional information.

Public Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on July 22, 2022. The Public Warrants will expire on June 22, 2027 or upon liquidation.

The Company will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No public warrant will be exercisable, and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a public warrant unless the Class A Ordinary Share, issuable upon such warrant exercise, has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants.

Redemption of Public Warrants for Cash

Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption to the warrant holders;
•in whole and not in part;
•at a price of $0.01 per warrant; and
•upon not less than 30 days’ prior written notice of redemption to each warrant holder.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Public Warrants when the per share price of Class A Ordinary Shares equals or exceeds $10.00

Once the public warrants become exercisable, the Company may redeem the outstanding warrants:
•if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $10.00 per share (subject to adjustment in compliance with the terms of the Warrant Agreement) for any 20 trading days within a 30 trading-day period ending on, and including, the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
•in whole and not in part; and
•for cash at a price of at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table included in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Ordinary Shares as described in the Warrant Agreement.

If the Company calls the Public Warrants for redemption as described above under “—Redemption of Public Warrants for Cash,” management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger, or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A Ordinary Shares at a price below its exercise price. Additionally, in no event will the Company be required to net-cash settle the warrants.

Private Placement Warrants — Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are exercisable for cash or cashless, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

These warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the consolidated statements of financial position. The warrant liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive income (loss).

The Company used the value of the Public Warrants as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.

NOTE 11 - COMMITMENTS AND CONTINGENCIES
Legal Proceedings — From time to time the Company is subject to legal proceedings and claims in the ordinary course of business. The results of such matters often cannot be predicted with certainty. In accordance with applicable accounting guidance, the Company establishes an accrued liability for legal proceeding and claims when those matters present loss contingencies which are both probable and reasonably estimable. All such liabilities arising from current legal and regulatory matters, to the extent such matters existed, have been recorded in accrued expenses and other liabilities on the consolidated statements of financial position and these matters are immaterial.
Indemnifications — In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers and other third parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of December 31, 2022 and 2021, there have been no known events or circumstances that have resulted in a material indemnification liability and the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications.
NOTE 12 - TRANSACTIONS WITH RELATED PARTIES
In the ordinary course of business, the Company may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders (commonly referred to as related parties). The Company has transactions with the securitization vehicles and other Financing Vehicles which are also related parties.
As of December 31, 2022, the total fee receivables from related parties are $87.8 million, which consist of $83.0 million from securitization vehicles and $4.7 million from other Financing Vehicles. As of December 31, 2021, the total fee receivables from related parties are $51.5 million, which consists of $46.9 million from securitization vehicles and $4.6 million from other Financing Vehicles.

As of December 31, 2022 and 2021, prepaid expenses and other assets include amounts due from related parties of $18.8 million and $1.4 million, respectively, all of which were attributable to Financing Vehicles. During the years ended December 31, 2022 and 2021, the Company purchased approximately $29.6 million and $24.0 million of loan principal from Financing Vehicles, respectively. The Company didn’t purchase any loan principal from Financing Vehicles during the year ended December 31, 2020.
For the year ended December 31, 2022, the total revenue from related parties is $653.5 million, which consists of $492.1 million from securitization vehicles and $161.4 million from other Financing Vehicles. For the year ended December 31, 2021, the total revenue from related parties is $445.9 million, which consists of $362.7 million from securitization vehicles and $83.2 million from other Financing Vehicles. For the year ended December 31, 2020, the total revenue from related parties is $91.7 million, which consists of $68.5 million from securitization vehicles and $23.2 million from other Financing Vehicles.
Other Affiliated Payables
Other affiliated payables, consisting of employee payables, are $0.6 million and $2.5 million as of December 31, 2022 and 2021, respectively.

NOTE 13 - FAIR VALUE MEASUREMENT
The below tables contain information about assets that are not measured at fair value on a recurring basis as of December 31, 2022 and 2021 (in thousands):

	At December 31, 2022
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$337,076	$337,076	$—	$—	$337,076
Investments in loans and securities	463,976	—	—	480,437	480,437
Fees and other receivables	97,993	—	97,993	—	97,993
Total	$899,045	$337,076	$97,993	$480,437	$915,506

	At December 31, 2021
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$204,575	$204,575	$—	$—	$204,575
Short-term deposits	5,020	5,020	—	—	5,020
Investments in loans and securities	282,724	—	—	301,372	301,372
Fees and other receivables	51,540	—	51,540	—	51,540
Total	$543,859	$209,595	$51,540	$301,372	$562,507

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	Level	December 31, 2022
Warrant liability - Public Warrants	1	$909
Warrant liability - Private Placement Warrants	2	490
Total		$1,400

The following tables summarize the Warrant liability activity for the years ended December 31, 2022, 2021 and 2020 (in thousands):

Balance as of December 31, 2019	$83
Issuance of Series D warrants / the Option	2,442
Change in fair value / extinguishment of the Option	(54)
Balance as of December 31, 2020	2,471
Exercise of Series B warrants	(22,012)
Exercise of Series D warrants	(6,009)
Change in fair value	53,019
Balance as of December 31, 2021	27,469
Assumed warrants in connection with the Merger (1)	5,594
Change in fair value	(11,088)
Reclassification (2)	(20,575)
Balance as of December 31, 2022	$1,400
(1) See Note 3 for additional information.
(2) In connection with the EJFA Merger, the liability-classified warrants were reclassified to equity-classified warrants. See Note 14 for additional information.

NOTE 14 - REDEEMABLE CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES WARRANTS
Prior to the EJFA Merger, the Company recorded shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company applied the guidance in ASC 480 and therefore classified all of its outstanding convertible preferred stock as temporary equity. All convertible preferred stock previously classified as temporary equity were converted into ordinary shares, and reclassified to permanent equity as a result of the EJFA Merger. See Note 3 for additional information.

Free-standing warrants issued by the Company for the purchase of shares of its convertible preferred stock were classified as liabilities on the accompanying balance sheets at fair value using an Option-Pricing Model (“OPM”). Prior to the EJFA Merger, the liability recorded was adjusted for changes in the fair value at each reporting date and recorded as other income (loss) in the accompanying consolidated statements of operations. As a result of the EJFA Merger, each of the warrants was converted into a warrant to purchase ordinary shares. The Company determined the warrants to be equity classified under ASC 815 and the fair value of the warrants upon consummation of the EJFA Merger was reclassified to additional paid-in capital.

Historical information disclosed in this note such as share and per share amounts were not adjusted for the 1:186.9 stock split.

Redeemable Convertible Preferred Shares
During March 2021, the Company issued 187,347 shares of Series E preferred shares at $838.49 per share to certain investors for gross total proceeds of $157.1 million. In connection with the Series E preferred financing, the Company also issued a total of 144,183 warrants to purchase ordinary shares at an exercise price of $0.001 per share.
During March 2021, in connection with the Series E preferred financing, the Company facilitated a secondary transaction between certain investors and the founders, for an aggregate purchase price of $125.0 million. As part of this secondary transaction, certain employees sold 103,162 ordinary shares to Series E investors at $838.49 per share. The Company deemed the transaction as compensatory and recorded share-based compensation expense of $56.8 million for the excess of transaction price over the fair value of ordinary shares. Further, certain existing preferred shareholders sold 45,917 preferred shares to Series E investors at $838.49 per share. The Company has recorded the excess of transaction price over the fair value of preferred of $23.6 million as deemed dividends within retained earnings.
During July and August 2021, the Company facilitated a secondary transaction between certain investors and the founders and employees, for an aggregate purchase price of $201.0 million. As part of this secondary transaction, certain employees sold 101,614 ordinary shares to certain investors at $1,147.60 per share. Further, certain existing preferred shareholders sold 73,533 preferred shares to certain investors at $1,147.60 per share. The Company deemed the transaction to be at fair value of ordinary share and as such no compensation was recorded for the sale of 101,614, shares of ordinary shares by employees to the investors.

A summary of the authorized, issued and outstanding redeemable convertible preferred shares of Series A, Series A-1, Series B, Series C, Series D and Series E (collectively “Preferred Shares”) as of December 31, 2021 (in thousands, except share and per share amounts) is as follows:

	December 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series A	370,370	370,370	$3.38	$1,243	$1,837
Series A-1	179,398	172,857	18.90	3,254	4,489
Series B	412,554	412,554	35.81	36,635	18,468
Series C	343,498	343,498	72.57	24,893	30,106
Series D	713,076	688,301	149.35	105,016	183,329
Series E	187,347	187,347	838.49	136,006	165,733
	2,206,243	2,174,927		$307,047	$403,962
Conversion
Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, into one such number of fully paid and non-assessable ordinary shares as is determined by dividing the applicable Original Issue Price of such share by the Conversion Price of such share, in effect at the time of conversion. The initial Conversion Price of a Preferred Share shall be the applicable Original Issue Price; provided, however, that each such Conversion Price shall be subject to adjustment for certain events as set forth in the Company’s Articles of Association, including, share splits, or business combinations.
Automatic Conversion:
Each Preferred Share shall automatically be converted into ordinary shares, upon the earlier of:
(iii) in the event that the Preferred Majority consents in writing to such conversion; provided, however, with respect to the conversion of the Series C Preferred Shares, the consent or affirmative vote of the Series C Preferred Majority shall also be required. With respect to the conversion of the Series D Preferred Shares, the consent or affirmative vote of the Series D Preferred Majority shall also be required; or
(iv) immediately prior to the closing of a Qualified IPO, subject to the consummation of such Qualified IPO.
In March 2021, the Company amended and restated its Articles of Association to include the consummation of a SPAC Transaction in the mandatory condition of automatic conversion of Preferred Shares to ordinary shares immediately prior to the closing of the SPAC Transaction.
Liquidation
The Series E Preferred Shares have a senior liquidation preference to the Series D Preferred shares, which have a senior liquidation preference to the Series C Preferred Shares, which have a senior liquidation preference to the series B Preferred shares. The Series B Preferred Shares have a senior liquidation preference to the Series A and the Series A-1 Preferred Shares, collectively. The Series A and the Series A-1 Preferred Shares have liquidity preference to the ordinary shares in the event of i) any voluntary or involuntary liquidation, dissolution or winding up of the Company or ii) any distribution of cash or in kind to Shareholders of the Company (including dividends) (but excluding bonus shares distributed pro-rata to all shareholders) or iii) a “Deemed Liquidation” (events such as change in control, license of substantially all of the Company’s intellectual property, etc.), of the Company, then all dividends, assets or proceeds legally available for distribution to the Shareholders in such event (the “Distributable Proceeds”), will be distributed among the Shareholders in accordance with the following order of preference:
Series E Preferred Shareholders are entitled to receive an amount equal to the higher of (A) its original issue price, plus 7% cumulative interest at a rate of 7% per annum, plus (if applicable), an amount equal to any dividends declared but unpaid thereon, less the amount of distributions, including any dividends, actually received in a prior Distribution Event which were paid on account of each such Preferred E Share; or (B) the applicable pro rata portion of the Distributable Proceeds such holder of Series E Preferred Shares would receive had all Preferred Shares which would have received a greater portion of the Distributable Proceeds on an as-converted basis been converted into ordinary shares immediately prior to such Distribution Event (the “Preferred E Preference”).

After the preferential payments satisfy in full the Preferred E Preference, Series D Preferred Shareholders are entitled to receive an amount equal to the higher of (A) its original issue price, plus 7% cumulative interest at a rate of 7% per annum, plus an amount equal to all declared but unpaid dividends on each such Preferred D Share, less the amount of distributions, including any dividends, actually received in a prior Distribution Event which were paid on account of each such Preferred D Share; or (B) the applicable pro rata portion of the Distributable Proceeds such holder of Series D Preferred Shares would receive had all Preferred Shares which would have received a greater portion of the Distributable Proceeds on an as-converted basis been converted into ordinary shares immediately prior to such Distribution Event. (the “Preferred D Preference”).
After the preferential payments satisfy in full the Preferred D Preference, Series C Preferred Shareholders are entitled to receive an amount equal to the higher of (A) its original issue price, plus 7% cumulative interest at a rate of 7% per annum, plus an amount equal to all declared but unpaid dividends on each such Preferred C Share, less the amount of distributions, including any dividends, actually received in a prior Distribution Event which were paid on account of each such Preferred C Share; or (B) the applicable pro rata portion of the Distributable Proceeds such holder of Series C Preferred Shares would receive had all Preferred Shares which would have received a greater portion of the Distributable Proceeds on an as-converted basis been converted into ordinary shares immediately prior to such Distribution Event. (the “Preferred C Preference”).
After the preferential payments satisfy in full the Preferred C Preference, Series B Preferred Shareholders are entitled to receive of an amount equal to the higher of (A) its original issue price, plus 7% cumulative interest at a rate of 7% per annum, plus an amount equal to all declared but unpaid dividends on each such Preferred B Share, less the amount of distributions, including any dividends, actually received in a prior Distribution Event which were paid on account of each such Preferred B Share; or (B) the applicable pro rata portion of the Distributable Proceeds of the holders of Series B Preferred Shares would receive had all Preferred Shares been converted into ordinary shares immediately prior to such Distribution Event (the “Preferred B Preference”).
After the preferential payments satisfy in full the Preferred B Preference, Series A and Series A-1 Preferred Shareholders are entitled to receive an amount equal to the higher of (A) its original issue price, plus 7% cumulative interest at a rate of 7% per annum, an amount equal to all declared but unpaid dividends on each such Remaining Preferred Share, less the amount of distributions, including any dividends, actually received in a prior Distribution Event which were paid on account of each such Remaining Preferred Share, prior and in preference to all holders of ordinary shares; or (B) the applicable pro rata portion of the Distributable Proceeds such holder of Series A and Series A-1 Preferred Shares would receive had all Preferred Shares been converted into ordinary shares immediately prior to such of the holders of the Remaining Preferred Shares (the “Preferred A Preference”).
Upon payment in full of the preferred preference to the holders of Preferred Shares, the remaining distributable proceeds (if any), will be distributed on a pro-rata basis among the Pagaya holders of ordinary shares.
If upon the occurrence of such Distribution Event, the remaining Distributable Proceeds of the Company available for distribution to its shareholders are insufficient to pay the holders of a security class after payment in full of the Preference to all classes which are senior to such class, then the remaining Distributable Proceeds shall be distributed ratably among all the holders of the Remaining Preferred Shares of such class only.
Dividends
The holders of each series of Preferred Share shall be entitled to receive dividends, out of any funds legally available, prior and in preference to any declaration or payment of any dividend on ordinary shares of the Company, in accordance with the liquidation preference mentioned above. No dividend shall be paid other than out of the profits of the Company, as defined in the Companies Law, and no interest shall be paid by the Company on dividends. The dividend yield is based on the Company’s historical and future expectation of dividends payouts. As of December 31, 2022, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.
Voting
Each holder of Preferred Share shall have one vote for each ordinary share which the Preferred Shares held by such holder of record could be converted into, in every resolution, regardless to whether the vote thereon is conducted by a show of hands, by written consent in lieu of a meeting, or by any other mean, on all matters entitled to be voted on by the Shareholders of the Company or by the holders of Preferred Shares voting together as a single class on an as converted basis (except as otherwise expressly provided herein or as required by law). The board of the Company shall consist of a total of up to eight members. Certain Preferred Shareholders of the Company may appoint a total of four Directors (the “Preferred Directors”) as long as each of them holds at least the Minimum Share Threshold. A majority among the Founders (i.e., two of the three Founders) shall be entitled to appoint three Directors (each such appointed Director, an “Ordinary Director” and collectively, the “Ordinary Directors”). The Ordinary Directors, and the Preferred Directors in office may, by a majority vote among them, appoint one

Director who shall have expertise and extensive knowledge in the Company’s field of business. In addition to the voting rights described herein, there are other majority requirements for the taking of certain actions or adoption certain resolutions as forth in the Company’s Articles of Association.
Redemption
Preferred Shares are not redeemable at the election of the holder, except that in the event of a change in control resulting from the sale or transfer of the Company’s securities, which qualifies as a Liquidation Event.
The Company classified its Preferred Shares as temporary equity because they may become redeemable due to certain change in control events that are outside the Company’s control, including a merger, acquisition, or sale of assets of the Company. The Company has not adjusted the carrying values of the Preferred Shares to its redemption value because redemption was not probable as of the balance sheet dates presented.

The Option
In June 2020, the Company issued 341,473 Series D Preferred Shares to investors at $149.35 per share amounting to $51.0 million, pursuant to a Series D Preferred Share purchase agreement (“Series D Agreement”). The Series D Agreement provided the investors with the ability to purchase an additional 341,473 Series D Preferred Shares at $149.35 per share for a period of 180 days; hereinafter referred to as the Option. The Company accounted for the Option as a liability in accordance with the provisions of ASC 480. The fair value of the Option was calculated upon issuance, at the end of each reporting period, and prior to settlement using the Option-Pricing Method.
The Option was initially recorded at its fair value of $0.5 million or $1.59 per share and subsequently remeasured at each reporting period with changes in fair value recognized in other expense, net, within the Statements of Operations and Comprehensive Income (Loss). The remaining proceeds received at issuance of the Series D Preferred Share in June 2020 were attributed to Series D Preferred Share, consistent with the fair value of the Series D Preferred Share as derived from a concurrent valuation and Series D Preferred Shares warrants.
In November 2020, the investors exercised a portion of the Option to purchase 96,081 Series D Preferred Shares. Upon extinguishment of the Option pertaining to the remaining 245,392 Series D Preferred shares, the Company recognized a gain of $0.5 million in other expense, net, within Statements of operations and comprehensive income (loss).
The Company used the Black-Scholes Method to determine the fair value of the Option. This Method determines the price of an option by calculating the return an investor gets less the amount that investor has to pay, using log normal distribution probabilities to account for volatility in the underlying asset. The following assumptions in determining the fair value of the Option as of issuance date:

June 1, 2020
Price of the Underlying Shares	137.88
Exercise Price	149.35
Expected Term	0.38
Risk Free Rate	0.10%
Volatility	16%
In November 2020, subsequent to the approval by the shareholders and the board of directors, the Company entered into a separate firm commitment to issue to its Founders the unexercised 245,392 Series D Preferred shares at $149.35 per share, subject to the actual payment to the Company by the Founders on the closing date which shall be 150 days after the date of approval by the shareholders of the Company. In March 2021, the Company issued to 245,392 shares of Series Preferred D at $149.35 per share to the founders of the Company for gross total proceeds of $36.7 million.
Redeemable Convertible Warrants
Redeemable Convertible Series B warrants (Series B warrants)
During November 2017, the Company issued warrants (the “Series A-1 warrant”) to acquire Series A-1 Preferred Shares for an aggregate exercise amount of $400,000, with an exercise price per share being the lowest price per share paid or payable for the redeemable convertible Series A-1 Preferred Shares (excluding bridge discounts). The Series A-1 warrants have an exercise period of the earlier of nine years or the consummation of an IPO or a deemed liquidation, as defined under the Company’s Articles of Association.
During March 2019, the Company and its investor signed an addendum to the Series A-1 warrant, amending its terms whereby (1) Series A-1 warrant would be exercisable for a 14,623 shares of redeemable convertible Series B Preferred Shares (the “Series B warrant”) and (2) the exercise price was determined to be $27.3551.
The Company valued the Series B warrant at the modification date and determined the fair value of the Series B warrant to be $0.1 million. The difference in fair value as of the modification date was recorded within other expense, net, in the consolidated Statements of Operations and Comprehensive Income (Loss).
During October 2021, all of 14,623 shares of Series B warrant were exercised. As of December 31, 2021, no Series B warrants were outstanding.
Redeemable Convertible Series D warrants (Series D warrants)
In June 2020, as part of Series D Preferred Shares financing, the Company issued 28,456 warrants to purchase Series D Preferred Shares (“Series D warrants”). The Series D warrants have an exercise price of $0.01.
Of the total, 26,782 Series D warrants expire and will no longer be exercisable at the earlier of (a) 10 year contractual term (b) immediately prior to an IPO or a Transaction as defined in Articles of Association or (c) with respect to each vested portion, five years following the date such Series D warrants are vested. Pursuant to the Series D warrant agreement, 20% of the shares underlying these Series D warrant shall vest and become exercisable on each of the first five anniversaries of the date of the Series D warrant if, during such applicable one-year period (each, a “Measurement Period”), the holder acquires certain amount of approved securities as defined in the Series D warrant agreement. The vesting condition allows for a catch-up vesting if vesting conditions are satisfied in a subsequent measurement period.
The remaining 1,674 Series D warrants also contain vesting conditions, and expire and will no longer be exercisable at the earlier of (a) 10-year contractual term or (b) immediately prior to an IPO or a Transaction as defined in Articles of Association. Pursuant to the Series D warrant agreement, these Series D warrants require the holder or its affiliates to (a) fulfill certain commercial agreement obligations whereby Company would generate a certain amount of revenue in any 36 months or (b) subscribe for or purchase a certain amount of securities, of, or controlled by, the Company in any 36 month period.
In the event of a Transaction, as defined in the Articles of Association, all Series D warrants vest and will be automatically exercised; however, in the event of an acquisition which is described as a deemed liquidation event, the Series D warrants will survive. The Series D warrants are net exercisable.
The Series D warrants were initially recorded at their fair value of $1.9 million as a liability and subsequently remeasured at each reporting period with changes in fair value recognized in other expense, net, within the Statements of Operations and Comprehensive Income (Loss).
The Company used the option pricing model (“OPM”) to derive the fair value of Series D warrants. The following are the significant assumptions in determining the fair value of the Series D warrants as of December 31, 2021:

Series D warrants	December 31, 2021
Probability of Occurrence of IPO	85%
Probability of achieving the vesting condition	76%
Volatility	41%
Time to exit (years)	0.75
Exercise Price	$0.01
Risk Free Rate	0.29%
In August 2021, 5,355 Series D warrants were exercised. The Company remeasured the warrant liability to fair value upon settlement and recorded $3.5 million gains realized on settlement in other income (loss), net, within the consolidated statements of operations. As of December 31, 2021, 23,101 Series D warrants were outstanding.

NOTE 15 - ORDINARY SHARES AND ORDINARY SHARE WARRANTS
As of December 31, 2022, 10,000,000,000 shares with no par value are authorized, of which, 8,000,000,000 shares are designated as Class A Ordinary Shares, and 2,000,000,000 shares are designated as Class B Ordinary Shares. As of December 31, 2022, the Company had 508,377,200 Class A Ordinary Shares outstanding and 174,934,392 Class B Ordinary Shares outstanding.

The rights of the holders of each class of ordinary shares are identical, except with respect to voting. Each share of Class A Ordinary Share is entitled to one vote per share. Each share of Class B Ordinary Share is entitled to 10 votes per share. Shares of Class B Ordinary Share may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A Ordinary Share.

Stock Split

On June 22, 2022, the Company executed a 1:186.9 stock split in connection with the EJFA Merger. All prior period references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the stock split. See Note 3 for further details.
As of December 31, 2022 and 2021, the Company had reserved ordinary shares for future issuance as follows:

	December 31,
	2022	2021
Share options	76,557,428	87,262,873
Options to restricted shares	242,615,284	245,167,369
RSUs	5,753,975	—
Ordinary share warrants	23,468,710	4,316,570
Preferred share warrants	—	27,033,450
Convertible preferred shares	—	406,399,029
Shares available for future grant of equity awards	107,700,338	40,554,566
Total shares of ordinary share reserved	456,095,735	810,733,856
Ordinary Share Warrants
The Company has accounted for the ordinary share warrants as equity-classified warrants as they met the requirements for equity classification under ASC 815, including whether the ordinary share warrants are indexed to the Company’s own ordinary shares.

As of December 31, 2022, there were 5,277,899 warrants to purchase ordinary shares with an exercise price of $0.000005 per share, and 3,440,811 warrants to purchase ordinary shares with an exercise price of $0.00005 per share.

Ordinary Shares Purchase Agreement

On August 17, 2022, the Company entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II, up to $300,000,000 of newly issued shares of the Company’s Class A Ordinary Shares from time to time during the 24-month term of the Equity Financing Purchase Agreement, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement. Sales of Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

The per share purchase price for the shares of Class A Ordinary Shares that the Company elects to sell to B. Riley Principal Capital II in a Purchase pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Company’s Class A Ordinary Shares as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount. The Company cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, the Company issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in the Company’s consolidated statements of operations and comprehensive income (loss). As of December 31, 2022, the Company has not sold any Class A Ordinary Shares to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.
NOTE 16 - SHARE BASED COMPENSATION
Share Options—Granted share options expire at the earlier of termination of employment or ten years from the date of grant. Share options generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. Any options, which are forfeited or not exercised before expiration, become available for future grants.
The following table summarized the Company’s share option activity during the years ended December 31, 2022, 2021, and 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2019	16,926,761	$0.04	8.8	$277
Granted	31,351,141	0.07	—	—
Exercised	(1,775,510)	—	—	—
Forfeited	(575,705)	—	—	—
Balance, December 31, 2020	45,926,687	0.06	9.1	2,905
Granted	50,503,922	1.09	—	—
Exercised	(3,948,649)	0.09	—	—
Forfeited	(5,219,086)	0.52	—	—
Balance, December 31, 2021	87,262,873	0.62	8.9	184,841
Granted	16,838,536	2.27	—	—
Exercised	(16,725,583)	0.09	—	—
Forfeited	(10,818,398)	1.50	—	—
Balance, December 31, 2022	76,557,428	$0.97	8.3	$19,895
Vested and exercisable, December 31, 2022	28,590,058	$0.46	7.9	$22,301
The weighted-average grant date fair value of employee options granted for the years ended December 31, 2022, 2021 and 2020 was $6.75, $1.09 and $0.02, respectively. The aggregate intrinsic value of options exercised was approximately $19.2 million, $0.3 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The total fair value of share options vested for the years ended December 31, 2022, 2021 and 2020, was $36.0 million, $0.6 million and $0.2 million, respectively.
Share-based compensation expense is based on the grant-date fair value on a straight-line basis for graded awards with only service conditions, which is generally the option vesting term of four years. The fair value of each option on the date of grant is determined using the Black Scholes-Merton (BSM) option pricing model using the single-option award approach with the assumptions set forth in the table below. If any of the assumptions used in the BSM change significantly, share-based compensation expense may differ materially in the future from that recorded in the current period.
Fair Value of Ordinary Shares—Prior to the Company’s public listing, the absence of an active market for the Company’s ordinary shares required the Company’s board of directors to determine the fair value of its ordinary shares for purposes of granting share options. The Company obtained contemporaneous third-party valuations to assist the board of directors in determining the fair value of the Company’s ordinary share. After the IPO, the fair value of each ordinary share was based on the closing price of the Company’s publicly traded ordinary shares as reported on the date of the grant.

Expected Volatility—Prior to the Company’s public listing, volatility is based on historical volatility rates obtained from certain public companies that operate in the same or related business as the Company since there was no market or historical data for Company’s ordinary share. After the IPO, volatility is based on volatility of Company’s publicly traded ordinary shares.
Risk-Free Interest Rate—The risk-free interest rate is determined using a U.S. Treasury zero-coupon bonds for the period that coincides with the expected term set forth.
Expected Term— The expected term of share options represents the weighted average period the share options are expected to be outstanding. For option grants that are considered to be “plain vanilla”, the Company has opted to use the simplified method for estimating the expected term as provided by the Securities and Exchange Commission. The simplified method calculates the expected term as the average time-to-vesting and the contractual life of the options. For other option grants, the Company estimated expected term based on the average expected term used by a peer group of publicly traded companies. This peer group was selected by the Company using criteria including similar industry, similar revenue and market capitalization.
Expected Dividend Yield—The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.
The assumptions used to estimate the fair value of share options granted for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Expected volatility	46.91% - 529.23%	41.12% - 48.71%	44.90% - 48.65%
Expected term (in years)	5.00-6.19	5.00 - 6.27	5.66 - 6.15
Risk free interest	1.68% - 3.65%	0.60% - 1.39%	0.35% - 0.53%
Dividend yield	—	—	—

At December 31, 2022, unrecognized compensation expense related to unvested share options was approximately $194.1 million, which is expected to be recognized over a remaining weighted-average period of 2.5 years.
Restricted Stock Units (RSUs)—RSUs generally vest over four years of the employment commencement date or with 25% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the next three years. RSUs granted are forfeited at termination of employment. Any RSUs, which are forfeited or not exercised before expiration, become available for future grants.
The following table summarized the Company’s RSU activity during the year ended December 31, 2022:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31, 2021	—	$—
Granted	5,936,379	5.34
Vested	(130,406)	7.81
Forfeited	(51,998)	5.99
Unvested at December 31, 2022	5,753,975	$5.28
At December 31, 2022, unrecognized compensation expense related to RSUs was approximately $27.9 million, which is expected to be recognized over a remaining weighted-average period of 3.3 years.

Options to Restricted Shares
In March 2021, the Company granted 224 million options to purchase restricted shares (the “First Awards”) at an exercise price of approximately $1.58 per share to certain directors and employees. These First Awards will vest upon the earlier of the following vesting conditions to occur of (i) a Transaction (defined as (a) a sale of all or substantially all assets or shares of the Company; or (b) a merger, consolidation, amalgamation or like transaction; or (c) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction) and (ii) Public Event (defined as an IPO or a SPAC) (each, a “Qualifying Event”). The Qualifying Event, further, contains additional market-based vesting conditions driven by the total value of the Company. The First Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event.

However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.
In December 2021, the Company granted 5.1 million options to purchase restricted shares (the “Second Awards”) at an exercise price of approximately $3.38 per share to certain directors. These Second Awards will vest upon the earlier of the following vesting conditions to occur of a Qualifying Event. The Second Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event. However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.
In December 2021, the Company granted 7.3 million options to purchase restricted shares (the “Third Awards”) at an exercise price of approximately $3.11 per share to certain employees. These Third Awards will vest upon the following: (i) The Valuation-Based Vesting Condition may be satisfied at any date on or after March 31, 2022 based on the Total Value of the Company on such date (which shall be determined based on an independent third party valuation or, if the Company’s shares are publicly traded, based on the average trading price of a share of the Company over a period of sixty (60) days). Any options or shares received in connection with the exercise of an option that have not satisfied the Valuation-Based Vesting Condition on or prior to the tenth anniversary of the Grant Date (or such shorter period required by applicable law or for tax efficiency purposes) (the "Expiration Date") shall expire or be forfeited without consideration, as applicable, on the Expiration Date, and (ii) The Time-Based Vesting Condition shall be satisfied over a period of four (4) years commencing as of March 31, 2022, such that 25% of the options shall vest and become exercisable on March 31, 2023, 25% shall vest and become exercisable on March 31, 2024, 25% shall vest and become exercisable on March 31, 2025 and the remaining 25% shall vest and become exercisable on March 31, 2026 (rounded to the nearest number at each vesting date).
The following table summarized the Company’s options to restricted shares activity during the years ended December 31, 2022, 2021 and 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2020	—	$—	—	$—
Granted	245,167,369	1.66	—	1,526
Exercised	—	—	—
Forfeited	—	—	—
Balance, December 31, 2021	245,167,369	$1.66	9.3	1,526
Granted	1,665,825	2.15	—	—
Exercised	—	—	—	—
Forfeited	(4,217,910)	3.14	—	—
Balance, December 31, 2022	242,615,284	$1.64	8.2	—
Vested and exercisable, December 31, 2022	196,797,316	$1.60	8.2	$—

At December 31, 2022, unrecognized compensation expense related to options to restricted shares was approximately $40.1 million, which is expected to be recognized over a remaining weighted-average period of 1.7 years.

Share-Based Compensation Expense

The following table presents the components and classification of share-based compensation for the year ended December 31, 2022, 2021 and 2020 (in thousands):

	2022	2021	2020
Research and development	$81,337	$27,042	$89
Selling and marketing	58,377	18,458	4
General and administrative	101,975	22,285	63
Total	$241,689	$67,785	$156
Share-based compensation for the year ended December 31, 2022 included compensation of $172.2 million related to the vesting of certain performance-based options, which was included in research and development, sales and marking, and general and administrative expenses. Share-based compensation for the year ended December 31, 2021 included compensation of $56.8 million related to a secondary sale by certain employees to certain investors, which was included in research and development, sales and marking, and general and administrative expenses. For further details, refer to Note 14 – Redeemable Convertible Preferred Shares and Redeemable Convertible Preferred Shares Warrants.
During December 2021, the Company amended certain employee stock option agreements which resulted in a modification of the exercise price of a certain number of option shares. Generally, the exercise price of the options was increased and resulted in an immaterial change to current and future share-based compensation expense.
NOTE 17 - INCOME TAXES
Corporate Income Tax - Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.
During 2021, Pagaya applied to Israeli Tax authorities for Preferred Technological Enterprise (“PTE”) status and received approval on November 18, 2021. The approval is effective for the tax years 2020 through 2024. Income from a PTE is subject to 12% tax rate.
Foreign Exchange Regulations in Israel - Under the Foreign Exchange Regulations, the Company calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.
Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The components of income (loss) before income taxes are as follows (in thousands):

	December 31,
	2022	2021	2020
Domestic (Israel)	$(225,429)	$(87,045)	$14,345
Foreign	(50,945)	25,397	6,853
Total income (loss) before income taxes	$(276,374)	$(61,648)	$21,198
The income tax expense (benefit) consists of (in thousands):

	December 31,
	2022	2021	2020
Current:
Domestic	$(4,063)	$7,067	$3,194
Foreign	14,233	4,162	385
Total current	10,170	11,229	3,579
Deferred:
Domestic	6,233	(3,359)	(2,301)
Foreign	(3)	5	(2)
Total deferred	6,230	(3,354)	(2,303)
Total income tax provision	$16,400	$7,875	$1,276

Effective Tax Rate
A reconciliation of the Company’s effective tax rate to the statutory tax rate of the Company is as follows (in thousands):

	December 31,
	2022	2021	2020
Income (loss) before income taxes	$(276,374)	$(61,648)	$21,198
Israel statutory income tax rate	23%	23%	23%
Theoretical income taxes at statutory rate	(63,566)	(14,179)	4,876

Preferred technological enterprise benefit	24,859	9,378	—
Deferred tax assets for which valuation allowance was provided	36,851	1,194	—
Permanent differences	17,792	16,037	94
Uncertain tax positions	7,580	26	43
Prior year taxes	(4,506)	(135)	—
Subsidiaries taxed at a different tax rate	(2,524)	(4,559)	(1,174)
Utilization of carry forward losses for which valuation allowance was provided	—	(126)	(1,577)
Reduction in valuation allowance	—	—	(999)
Other	(86)	239	13
Income tax	$16,400	$7,875	$1,276
Effective tax rate	NM*	NM*	6.0%
*NM = Not meaningful.

Deferred tax assets and liabilities
Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2022 and 2021, a valuation allowance was provided reducing the deferred tax assets due to uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

As of December 31, 2022 and 2021, deferred tax assets presented in the balance sheet are comprised as follows (in thousands):

	December 31,
	2022	2021
Carry forward tax losses	$11,080	$727
Research and development cost	929	5,179
Compensations and benefits	24,032	486
Right-of-use asset	7,705	—
Initial public offering costs	3,933	—
Provision of loans	2,276	—
Other	528	753
Deferred tax assets before valuation allowance	50,483	7,145
Valuation allowance	39,678	1,194
Deferred tax assets	10,805	5,951
Operating lease liability	(8,116)	—
Capitalized research and development costs	(1,537)	—
Equity method investments	(1,254)	—
Property and equipment	(466)	(270)
Deferred tax liabilities	(11,373)	(270)
Deferred tax assets (liabilities), net	$(568)	$5,681
As of December 31, 2022 and 2021, $0.0 million and $1.8 million, respectively, of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes in the amount of $0.0 million and $0.3 million, respectively. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company has the ability and intent to indefinitely reinvest those earnings.

Uncertain tax positions:
A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2022	2021
Uncertain tax positions, beginning of the year	$190	$164
Increase (decrease) in tax positions for prior years	—	(20)
Increases related to current year tax positions	7,593	28
Revaluation	(13)	18
Uncertain tax positions, end of year	$7,770	$190

NOTE 18 - NET INCOME (LOSS) PER SHARE
Net income (loss) per share is presented in conformity with the two-class method required for multiple classes of ordinary share and participating securities.
Basic net income per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of share options, restricted stock units and other contingently issuable shares. The dilutive effect of outstanding share options, restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

The Company has two classes of ordinary share subsequent to the EJFA Merger on June 22, 2022: Class A and Class B. See Note 3 for further details for the EJFA Merger. The computation of the diluted net income per share of Class A stock assumes the conversion of Class B stock, while the diluted net income per share of Class B stock does not assume the conversion of those shares. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A and Class B stock are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and result in an identical net loss per share for each class under the two-class method.

The following table sets forth the calculation of basic and diluted net income (loss) per share attributable to ordinary shareholders for the years ended December 31, 2022, 2021 and 2020 (in thousands, except share and per share data):

	December 31, 2022
	Class A	Class B
Numerator:
Allocation of undistributed earnings:
Net income (loss) attributable to Pagaya Technologies Ltd. shareholders	$(238,299)	$(64,022)
Less: Undistributed earnings allocated to participating securities	(9,620)	(2,585)
Net income (loss) attributable to attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(247,919)	$(66,607)
Denominator:
Weighted average shares used net income (loss) per ordinary share, basic and diluted	361,832,962	97,211,885
Net income (loss) per share attributable to ordinary shareholders, basic and diluted	$(0.69)	$(0.69)

	December 31,
	2021	2020
Basic net income (loss) per share
Numerator:
Net income (loss) attributable to Pagaya Technologies Ltd. shareholders	$(91,151)	$14,470
Less: Undistributed earnings allocated to participating securities	(19,558)	(9,558)
Less: Deemed dividend distribution	(23,612)	—
Net income (loss) attributable to attributable to Pagaya Technologies Ltd. ordinary shareholders, basic	$(134,321)	$4,912
Denominator:
Weighted average shares used net income (loss) per ordinary share, basic	195,312,586	191,146,436
Net income (loss) per share attributable to ordinary shareholders, basic	$(0.69)	$0.03

Dilutive net income (loss) per share
Numerator:
Net income (loss) attributable to Pagaya Technologies Ltd. ordinary shareholders	$(134,321)	$4,912
Adjustment for undistributed earnings allocated to participating securities	—	239
Adjustment for mark-to-market gain	—	(543)
Net income (loss) attributable to Pagaya Technologies Ltd. ordinary shareholders, diluted	$(134,321)	$4,608

Denominator:
Weighted average shares used net income (loss) per ordinary share, basic	195,312,586	191,146,436
Dilutive effect of firm commitment with founders	—	303,455
Dilutive effect of share options	—	14,304,044
Dilutive effect of the Option	—	1,161,313
Weighted average shares used net income (loss) per ordinary share, diluted	195,312,586	206,915,248

Net income (loss) per share attributable to attributable to Pagaya Technologies Ltd. ordinary shareholders, diluted	$(0.69)	$0.02
The following potentially dilutive outstanding securities as of December 31, 2022, 2021 and 2020 were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods:

	December 31,
	2022	2021	2020
Share options	76,557,428	87,262,873	—
Options to restricted shares	242,615,284	245,167,369	—
RSUs	5,753,975	—	—
Preferred share warrants	—	4,316,570	8,049,587
Ordinary share warrants	23,468,710	26,941,516	—
Convertible preferred shares	—	406,399,029	321,805,961
Net potential dilutive outstanding securities	348,395,397	770,087,357	329,855,547

NOTE 19 - SEGMENTS AND GEOGRAPHICAL INFORMATION
The following table sets forth revenue from fees generated from fees by geographic area (in thousands):

	December 31,
	2022	2021	2020
United States	$685,129	$409,858	$68,526
Israel	—	3,771	7,142
Cayman	285	32,237	16,072
Total revenue from fees	$685,414	$445,866	$91,740
Long-Lived Assets
The following table sets forth long-lived assets by geographic area (in thousands):

	December 31,
	2022	2021
Israel	$83,270	$6,143
United States	9,470	1,505
Total Long-Lived Assets, net (1)	$92,740	$7,648
(1) 2022 amounts include right-of-use assets.
NOTE 20 - SUBSEQUENT EVENTS
Acquisition of Darwin Homes, Inc.

On January 5, 2023, the Company completed the acquisition of Darwin Homes, Inc. (“Darwin”), a leading real estate investment management platform based in Austin, Texas that offers a comprehensive, tech-enabled solution for acquiring, renovating, and managing single-family rental properties. The Company acquired 100% of Darwin’s equity through an all-stock transaction with a market value of approximately $18 million as of the closing date. As the transaction has closed recently, the purchase accounting has not yet been completed.

Reduction in Workforce

On January 18, 2023, the Company announced a reduction in workforce of approximately 20% of employees across its Israel and U.S. offices, as compared to its headcount as of December 31, 2022.

Other Events

Silicon Valley Bank (“SVB”) was closed March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. SVB was the lead lender for the Company’s Receivables Facility and Revolving Credit Facility. With regard to the Company’s Revolving Credit Facility, the Company continues to have access to the facility and has ensured the facility is still operational. With respect to the Receivables Facility, it was unaffected.

Additionally, the Company held a total of approximately $15 million at SVB as of December 31, 2022, which represented approximately 5% of the Company’s cash and cash equivalents balance as of December 31, 2022. On March 14, 2023, the Company’s deposits with SVB were withdrawn and deposited in accounts at other banks where the Company holds its primary banking relationships.

Notwithstanding the closure of SVB, the Company continues to believe that its existing cash and cash equivalents balance and cash flow from operations will be sufficient to meet its working capital, capital expenditures, and cash requirements from known contractual obligations for at least the next twelve months.

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, the Company agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by the Company and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, the Company and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 2,640,000 warrants to purchase Class A Ordinary shares at an exercise price of $0.01 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Series A Preferred Share Purchase Agreement

On April 14, 2023, the Company entered into a securities purchase agreement with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P to purchase 60 million shares of Series A convertible Preferred Shares of the Company, no par value, for an aggregate purchase price of $75 million (the “Preferred Offering”). The Preferred Offering is expected to close in the second quarter of 2023, subject to, among other things, the Company obtaining shareholder approval.