Form 20-F
period 2023-12-31
Pagaya Technologies Ltd.
filed 2024-03-08
CIK 1883085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-41430

Pagaya Technologies Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
(Address of principal executive offices)

Gal Krubiner
Chief Executive Officer
Email: IR@pagaya.com
90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
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

As of February 29, 2024, the registrant had 50,327,721 Class A Ordinary Shares, no par value, outstanding and 12,652,310 Class B Ordinary Shares, no par value, outstanding, and 5,000,000 Series A Preferred Shares, no par value, outstanding. Share amounts on this cover page and throughout this Report have been updated, as appropriate, to reflect the Company’s reverse share split, effective March 8, 2024.

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

☐ Large accelerated filer	☒	Accelerated filer	☐ Non-accelerated filer	☒	Emerging growth company

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“2023 ESPP” refers to the 2023 Employee Stock Purchase Plan of Pagaya.

“ABS” refers to asset-backed securitizations.

“Adjusted EBITDA” means net income (loss) attributable to Pagaya Shareholders, excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, non-recurring expenses associated with mergers and acquisitions, including the EJFA Merger, interest expense, depreciation expense, and provision (and benefit from) for income taxes.

“Adjusted Net Income (Loss)” means net income (loss) attributable to Pagaya Shareholders, excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, and non-recurring expenses associated with mergers and acquisitions, including the EJFA Merger.

“AI” or “AI technology” means our proprietary technology, which uses “machine learning” models as a subset of artificial intelligence that go through extensive testing, validation, and governance processes before they can be used or modified. The “machine learning” models require human intervention, testing, and validation; accordingly, the models do not have the ability to self-correct, self-improve, and/or learn over time.

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

“Credit Agreement” refers to that certain Credit Agreement, dated as of February 2, 2024, by and among Pagaya, as the borrower, Pagaya US Holding Company LLC, as a borrower, the lenders from time to time party thereto and Acquiom Agency Services LLC, as administrative agent.

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

“FRB” refers to the U.S. Federal Reserve Board.

“FRLPC” means fee revenue less production costs.

“Guarantors” refers to the guarantors under the Credit Agreement.

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

“Nasdaq” refers to The NASDAQ Stock Market LLC.

“Network Volume” refers to the gross dollar amount of assets originated by our Partners with the assistance of our AI technology and, with respect to single-family rental operations, the gross dollar value of services, which may include the value of newly onboarded properties onto our Darwin platform.

“Oak HC/FT” refers to, collectively, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.

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

“Pagaya US” refers to Pagaya US Holding Company LLC.

“Pagaya Voting Agreement” refers to that certain Company Voting Agreement, dated as of September 15, 2021, by and among EJFA and certain of the Pagaya Shareholders.

“Pagaya Warrant” refers to a warrant exercisable for Pagaya Class A Ordinary Share.

“Partners” refers to financial institutions including, among others, banks, peer-to-peer lending networks, online marketplaces, non-bank finance companies, fintechs, financing intermediaries, consumer product companies, brokers, agents and credit unions that have entered into arrangements to benefit from Pagaya’s proprietary technology to assist them in creating and originating credit and other assets that may be acquired by a Financing Vehicle.

“PFIC” refers to a passive foreign investment company.

“PIPE Investment” refers to the investment by the EJF Investor and by those certain other PIPE Investors pursuant to the Subscription Agreements.

“PIPE Investors” refers to the EJF Investor and those certain other investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Preferred Purchase Agreement” refers to that certain Preferred Shares Purchase Agreement, dated April 14, 2023, by and among Pagaya, Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P.

“Preferred Share Conversion” refers to the conversion of the outstanding Pagaya Preferred Shares into Pagaya Ordinary Shares in accordance with the EJFA Merger Agreement.

“Preferred Transaction” refers to the transaction where we issued and sold Series A Preferred Shares to Oak HC/FT.

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

“Reverse Share Split” refers to the 1-to-12 reverse share split that was made effective on March 8, 2024.

“Revolving Credit Facility” refers to the 5-year senior secured revolving credit facility provided for by the Credit Agreement.

“Rule 10b5-1 Plan” refers to an individual share trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in which the individual will contract with a broker to buy or sell shares on a periodic basis.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
v

“Series A Preferred Shares” refers to the Series A Preferred Shares issued and sold pursuant to the Preferred Purchase Agreement.

“SFR” refers to single-family rental properties and/or business.

“SFR Partners” refers to both the Company’s Financing Vehicles that are SFR property owners and any other property owners that the Company and its subsidiaries, specifically Darwin, partners with for property management and other SFR-related operations.

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

“SVB” refers to Silicon Valley Bank, now a division of First Citizens Bank & Trust Company.

“SVB Revolving Credit Facility” refers to that certain Senior Secured Revolving Credit Agreement, September 2, 2022, by and among Pagaya, as the borrower, the lenders from time to time party thereto, and SVB, as administrative agent and collateral agent, as amended from time to time.

“Term Loan Facility” refers to the 5-year senior secured term loan facility provided for by the Credit Agreement.

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

“VIE” refers to a variable interest entity.

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

•uncertain market or political conditions;

•the availability and cost of capital, including the financing of risk retention investments;
•our ability to service our debt financing and meet associated covenants

•our ability to develop and maintain a diverse and robust funding network;

•the impact of fair value changes in our risk retention investments in our Financing Vehicles;

•our uncertain future prospects and rate of growth due to our relatively limited operating history;

•the performance of our technology to consistently meet return expectations of asset investors in Financing Vehicles;

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

•changes in the political, legal and regulatory framework related to AI technology, machine learning; financial institutions and consumer protection;

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

Risks Related to the Operations of Our Business

•We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and it may be difficult to evaluate our future prospects.

•Our revenue and FRLPC growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. In addition, the historical returns attributable to the Financing Vehicles should not be indicative of the future results of the Financing Vehicles and poor performance of the Financing Vehicles could cause a decline in our revenue, income and cash flow.

•If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. In addition, we may from time to time undertake internal corporate reorganizations that may adversely impact our business and results of operations.

•Our business and the performance of Financing Vehicles may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, inflation, instability in the banking system, acts of war (including the ongoing war in Israel and the ongoing Russia-Ukraine conflict), supply chain disruptions, labor shortages, unemployment rates, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, terrorism, catastrophes, and pandemics (such as COVID-19).

•We have incurred U.S. GAAP net losses, and we may not be able to achieve profitability in the future.

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

•We rely on our Partners to originate assets with the assistance of our AI technology. Currently, a limited number of Partners account for a substantial portion of our Network Volume—the financial products facilitated with the assistance of our AI technology—and, ultimately, our Revenue. If these Partners were to cease or limit operations with us, our business, financial condition and results of operations could be adversely affected.

•If we are unable to both retain existing Partners and attract and onboard new Partners, our business, financial condition and results of operations could be adversely affected.

•Our ability to raise capital from asset investors is vital to our ability to offer products to Partners. If we are unable to raise capital from asset investors at competitive rates, it would materially reduce our revenue and cash flow and adversely affect our financial condition.

•A reduction in fee revenues earned from Financing Vehicles could have an adverse effect on our results of operations. If we are unable to raise new and successor Financing Vehicles, the growth of the assets of such Financing Vehicles and related fees generated, our ability to deploy capital into investments and the potential for increasing our performance income would slow or decrease, all of which would materially reduce our fee revenues and cash flows and adversely affect our financial condition.

•If we are unable to develop and maintain a diverse and robust funding component of our network, our growth prospects, business, financial condition and results of operations could be adversely affected. In addition, certain of our funds Financing Vehicles have redemption features and a substantial withdrawal of capital by one or more asset investors may have an adverse effect on the Financing Vehicles’ performance and our ability to raise new Financing Vehicles.

•Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate and point-of-sale, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we develop new products, our growth prospects, business, financial condition and results of operations could be adversely affected.

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

•If our estimates, judgments or assumptions relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

•We are a young company with a limited operating history and there are no assurances our revenue and business model will continue to be viable as we grow and scale.

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

•The funding component of our business related to the Financing Vehicles is highly competitive.

•Our failure to deal appropriately with conflicts of interest in the funding component of our business, related to our allocation of investment opportunities between Financing Vehicles, could damage our reputation and adversely affect our businesses. Conflicts of interest may also arise in our allocation of costs and expenses, and we are subject to increased regulatory scrutiny and uncertainty with regard to those determinations.

•We have and may need to continue to raise additional funds in the future, including but not limited to, through equity, debt, secured borrowings, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business.

•Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.

•Although we currently maintain insurance coverage, such coverage may not be sufficient to cover the types or extent of claims or loss that may be incurred or received.

•Our risk management policies and procedures, and those of our third-party vendors upon which we rely, may not be fully effective in identifying or mitigating risk exposure. If our policies and procedures do not adequately protect us from exposure to these risks, we may incur losses that would adversely affect our financial condition, reputation and market share.

•If there is a pledge of a substantial amount of Pagaya Ordinary Shares, a change of control could occur and could materially and adversely affect our financial condition, results of operation and cash flows.

•We actively evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets. We may not be able to realize the potential benefits of any such future business investments or acquisitions, and we may not be able to successfully integrate an acquisition, which could hurt our ability to grow our business.

Risks Related to Technology, Intellectual Property and Data

•Regulators may assert, and courts may conclude, that certain uses of AI technology leads to unintentional bias or discrimination.

•We may be unable to sufficiently, and it may be difficult and costly to, obtain, maintain, protect, or enforce our intellectual property and other proprietary rights.

•Our technology relies in part on third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to utilize our technology and increase our costs.

•Our proprietary AI technology relies in part on the use of our Partners’ borrower data and third-party data, and if we lose the ability to use such data, or if such data contains gaps or inaccuracies, our business could be adversely affected.
x

•Cyberattacks, security breaches or similar compromise of our information technology systems, or those of third parties upon which we rely, or our data could adversely impact our brand and reputation and our business, operating results and financial condition.

•Our Financing Vehicles rely on third-party service providers for a substantial portion of our business activities and for Financing Vehicles, and any disruption of service experienced by such third-party service providers or our failure to manage and maintain existing relationships or identify other high-quality, third-party service providers could harm our reputation, business, results of operations and growth prospects.

•Under applicable employment laws, we may not be able to enforce covenants not to compete.

Risks Related to our Single Family Rental (“SFR”) Operations

•We have not yet fully integrated Darwin into our existing operations and may fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

•If we fail to continuously innovate, improve and expand the technology we use in our SFR operations, including Darwin’s property management platform, our business, financial condition and results of operations could be negatively impacted.

•The financial success of our SFR operations will depend on our ability to continue to anticipate the needs of owners of single-family rental real estate and to successfully develop and introduce new and upgraded services.

•The SFR market is highly competitive, and we may be unable to compete successfully against our existing and future competitors.

•The success of our SFR operations depends on general economic conditions, the health of the U.S. real estate industry generally, and risks generally incident to the ownership and leasing of single-family rental real estate, and our SFR operations may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends, and volatility in the single-family rental real estate lease market.

•Our SFR Partners depend on residents and their willingness to meet their lease obligations and renew their leases. Poor tenant selection, defaults, and non-renewals by residents may adversely affect our reputation and the financial performance of our SFR operations.

•We are subject to payment-related and leasing fraud from tenants and an increase in or failure to deal effectively with fraud, fraudulent activities, fictitious transactions, or illegal transactions.

•Vacant properties could be difficult to lease, which could adversely affect our SFR operations.

•We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our SFR operations.

•We may not have control over timing and costs arising from renovating our customers’ properties, and the cost of maintaining rental properties is generally higher than the cost of maintaining owner-occupied homes, which may affect the results of our SFR operations.

•Our SFR Partners face significant competition in the leasing market for quality residents, which may limit the ability to lease our single-family homes on favorable terms.

•Compliance with governmental laws, regulations, and covenants that are applicable to our SFR Partners’ properties or that may be passed in the future, including affordability covenants, permit, license, and zoning requirements, may adversely affect our ability to manage customer properties and could adversely affect our growth strategy.

Risks Related to Dual Class Structure

•The dual class structure of Pagaya Ordinary Shares has the effect of concentrating voting power with certain shareholders—in particular, our Founders—which effectively limits a shareholder’s ability to influence the outcome of many important determinations and transactions, including a change in control.

•The dual class structure of Pagaya Ordinary Shares may adversely affect the trading market for Class A Ordinary Shares.

Risks Related to Our Legal and Regulatory Environment

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

•Changes in laws or regulations relating to privacy, cybersecurity, data protection, or the protection, use or transfer of personal information, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection, or the protection or transfer of personal information, could adversely affect our business.

•A heightened regulatory and enforcement environment in the financial services industry may have an adverse impact on our Partners and our business.

•If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements, our activities may be restricted, and our ability to conduct business could be materially adversely affected.

•The SEC oversees and directly regulates the activities of a subsidiary that is a registered investment adviser under the Investment Advisers Act.

•We and the Financing Vehicles rely on complex exemptions from statutes in conducting the funding component of our business.

•Securitizations expose us to certain risks, and we can provide no assurance that we will be able to access the securitization market in the future, which could materially and adversely affect our ability to execute on our business plan.

•We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

•As the political and regulatory framework for AI technology and machine learning evolves, our business, financial condition and results of operations may be adversely affected.

•If obligations by one or more Partners that benefit from our network were subject to successful challenge that the Partner was not the “true lender,” such obligations may be unenforceable, subject to rescission or otherwise impaired, we or other program participants may be subject to penalties, and/or our commercial relationships may suffer, each of which would adversely affect our business, financial condition and results of operations.

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

•We may be subject to regulatory risks related to our operations in Israel.

•Uncertainty and instability resulting from the ongoing conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.

Risks Related to Our Operations in Israel

•Conditions in Israel and relations between Israel and other countries could adversely affect our business, including current uncertainty and instability resulting from the war between Israel and a terrorist organization primarily based in the Gaza Strip, as well as other regional hostilities.

•A large concentration of our staff resides in Israel and many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.

•Your rights and responsibilities as our shareholder will be governed by Israeli law, which differs in some respects from the law governing the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations.

•Provisions of Israeli law and the Pagaya Articles may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

•The Pagaya Articles contain a forum selection clause for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees and independent contractors. It may be difficult to enforce a U.S. judgment against us or our officers, directors or employees in Israel or the United States, to assert a U.S. securities laws claim in Israel or serve process on our Israeli-based officers, directors and employees.

Risks Related to Being a Public Company

•Our management team has limited experience managing a public company.

•We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

•As a foreign private issuer, we are not subject to U.S. proxy rules and are not subject to certain Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

•Pagaya may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

•We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Class A Ordinary Shares may be less attractive to investors.

•Concentration of voting power among certain Shareholders, namely our Founders, will limit other stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

•We do not intend to pay cash dividends for the foreseeable future.

•If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, our share price and trading volume could decline.

Risks Related to Ownership of our Class A Ordinary Shares and Warrants

•The price of the Class A Ordinary Shares and the price of the public warrants have been and may continue to be volatile.

•Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media, may include statements not attributable to us and may not be reliable or accurate.

•There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

•Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities, and issuances under additional registration statements would dilute the interest of our shareholders and likely present other risks.

•We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans. Any such issuances would dilute the interest of our shareholders and likely present other risks.

•Our public warrants and the private placement warrants that were issued and exchanged for EJFA Private Placement Warrants are exercisable for Class A Ordinary Shares, the exercise of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

•Future offerings of debt or equity securities may adversely affect the market price of our Class A Ordinary Shares.

•An active public trading market for our Class A Ordinary Shares may not be sustained to provide adequate liquidity.

Risks Related to Tax

•There can be no assurances that we will not be a passive foreign investment company for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

•If we become a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

•We and the Financing Vehicles are subject to tax laws, tariffs and potential tax audits in multiple jurisdictions that could affect our financial results.

•Changes in tax laws and unanticipated tax liabilities could adversely affect our financial results.

Risks Related to R&D

•We depend on highly skilled personnel to enhance our product and grow our business, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges and continue our rapid growth.

•If we do not continue to innovate and provide a platform, and improved policy model, that is useful to our customers, we may not remain competitive, and our revenue and operating results could suffer.

•Our future success will depend on our ability to develop the required new technologies or offer new and relevant products and service offerings to our Partners.

•A disruption or failure in services provided by third parties could materially and adversely affect our business.

•We are exposed to risks relating to our incorporation and location in Israel.

•We could be adversely affected by the soundness of other financial institutions.

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

We were founded in 2016 and have experienced rapid growth in recent years in the markets we serve and we plan to continue to expand our product offerings and in existing and new markets. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face.

These risks and difficulties include our inability to:
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
•enter into new markets and introduce new products and services to new or existing partners;
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

Our revenue and FRLPC growth rate and financial performance in recent periods may not be indicative of future performance and such growth may slow over time. In addition, the historical returns attributable to the Financing Vehicles should not be indicative of the future results of the Financing Vehicles and poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income and cash flow.

We have grown rapidly over the last several years, and our recent revenue and FRLPC growth rate and financial performance may not be indicative of our future performance. Our revenue and other income was $812.0 million and $748.9 million for the years ended December 31, 2023 and December 31, 2022, respectively, representing a 8% growth rate. For the years ended December 31, 2023 and December 31, 2022, we generated net loss attributable to shareholders of $128.4 million and $302.3 million, respectively, and Adjusted EBITDA of positive $82.0 million and negative $4.8 million, respectively. The Adjusted EBITDA increase for the year ended December 31, 2023 as compared to the prior year period reflects the impact of (i) FRLPC improvement initiatives we implemented in 2023, and (ii) disciplined cost management to improve operating efficiency and reduce vendor-related expenses in 2023. We intend to continue to make investments to support our business growth and those investments along with the potential for higher interest rates and cost of capital could negatively impact our net income (loss) attributable to shareholders and Adjusted EBITDA.

Our revenue for any previous quarterly or annual period may not be a reliable indicator of our revenue or revenue growth in future periods. As our business has grown, our revenue growth rates have slowed and may continue to slow, and or our revenue may decline, in future periods for a number of reasons, which may include slowing demand for our AI technology offerings, products and services, increasing competition, a decrease in our ability to access capital or the growth of our network, increasing regulatory costs and challenges, adverse changes in the macroeconomic environment and consumers’ ability to service their debt and our failure to capitalize on growth opportunities. Further, we believe our growth over the last several years has been driven in large part by the expansion across similar consumer credit assets, which may slow. In addition, we believe this growth has been driven in part by the transformative shift by consumers to e-commerce and the acceptance of online networks and digital solutions for the use of and access to financial products that we expect may slow down over time, and as a result, our financial performance may be adversely affected.

FRLPC has grown during 2022 and 2023 primarily as a result of our ability to monetize the value creation inherent in our lending product. Approximately 40% of our lending partnerships are generating FRLPC from both our lending and investor products, while the remaining 60% are only generating FRLPC from our investor product. Our ability to convert the remaining 60% to generating FRLPC from both lending and investing products is a strategic initiative. If we are unable to grow FRLPC, net income and adjusted EBITDA may be adversely affected.

We have established Financing Vehicles, certain of which have a limited track record, which may make our business difficult to evaluate. The historical and potential future returns of the Financing Vehicles are not directly linked to returns on Pagaya Ordinary Shares. Therefore, any positive performance of the Financing Vehicles will not necessarily result in positive returns on an investment in Pagaya Ordinary Shares. However, poor performance of the Financing Vehicles would likely cause a decline in our revenue, net income/loss and cash flow from such Financing Vehicles, and would likely negatively affect our ability to raise additional capital for the same or future Financing Vehicles, and would therefore have a negative effect on our performance and, in all likelihood, the returns on an investment in Pagaya Ordinary Shares. In fact, beginning in December of 2022 and carrying into 2023, one of these Financing Vehicles experienced its first negative month.

Moreover, we have incurred and could experience additional losses related to our risk retention holdings as a result of poor investment performance by the Financing Vehicles. As a result of record ABS issuances during 2023, our risk retention holdings have increased during 2023. Accordingly, the magnitude of potential losses has also increased. The future rate of return for any current or future Financing Vehicles may vary considerably from the historical rate of return generated by any particular Financing Vehicle, or for the Financing Vehicles as a whole. Poor performance of the Financing Vehicles could make it more difficult for us to raise new capital. Asset investors might decline to invest in future Financing Vehicles we raise, and asset investors in existing Financing Vehicles might withdraw their investments, as a result of poor performance of the Financing Vehicles in which they are invested. In fact, in 2023, two of our fund Financing Vehicles experienced a marked increase in redemption requests, which were satisfied with either cash or “in kind,” using participation interests, as permitted under the Financing Vehicle’s organizational documents. Accordingly, poor performance may deter future investment in Financing Vehicles and thereby decrease the capital invested in the Financing Vehicles and, ultimately, our fee revenue, net income/loss and cash flow.

If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected. In addition, we may from time to time undertake internal corporate reorganizations that may adversely impact our business and results of operations.

Over the last several years, we have experienced rapid growth in our business and the number of employees and independent contractors, and we expect to continue to experience growth in the future. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources. Our ability to manage our growth effectively, integrate new employees, independent contractors and technologies into our existing business and attract new Partners and maintain relationships with existing Partners will require us to continue to retain, attract, train, motivate and manage employees and independent contractors and expand our operational, technological and financial infrastructure. For example, in 2023, we underwent reductions in workforce affecting more than 20% of our workforce across both the United States and Israel, as compared to our headcount as of December 31, 2022. We incurred a severance-related charge of approximately $3.8 million, consisting primarily of one-time separation payments, in the first and second quarters of 2023. This reduction in workforce was undertaken in response to rapid growth in recent years to enable us to streamline our operations in the current market environment and achieve our near- to medium-term priorities.

We may need to undertake additional workforce reductions or restructuring activities in the future. If we do, we will incur expenses associated with the separation with those employees. We may also incur additional expenses due to events associated with the reduction in workforce, for example, the reduction in workforce may have a future impact on other areas of our liabilities and obligations, which could result in losses in future periods. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. Furthermore, any reduction in workforce may be disruptive to our operations. For example, our workforce reduction could yield unanticipated consequences, such as attrition beyond planned staff reductions, increased difficulties in our day-to-day operations and reduced employee morale. If employees who were not affected by the reduction in workforce seek alternative employment, this could result in unplanned additional expense to ensure adequate resourcing or harm our productivity. Any workforce reduction could also harm our ability to attract and retain qualified management, sales and marketing personnel who are critical to our business. Any failure to attract or retain qualified personnel could adversely affect our business.

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

From time to time, we have undertaken, and may undertake again, internal corporate reorganizations in an effort to simplify our organizational structure, streamline our operations or for other operational reasons. Such internal reorganization involves and may involve, among other things, the combination or dissolution of certain of our existing subsidiaries and the creation of new subsidiaries. These transactions could be disruptive to our business, result in significant expense, require regulatory approvals, and fail to result in the intended or expected benefits, any of which could adversely impact our business and results of operations.

Our business and the performance of Financing Vehicles may be adversely affected by economic conditions and other factors that we cannot control. These factors include interest rates, rising inflation, the instability of the banking system, acts of war (including the ongoing war in Israel and the ongoing Russia-Ukraine conflict), supply chain disruptions, labor shortages, the wind-down of stimulus programs, unemployment rates, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, terrorism, catastrophes, and pandemics (such as COVID-19).

Uncertainty and negative trends in general economic conditions, including significant tightening of credit markets, historically have created a difficult operating environment for us, our Partners and their respective customers, and our asset investors. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success by affecting our access to capital. Challenges our Partners may face with low demand for their financial products or willingness or capacity of their customers to make payment on obligations, or the returns on other assets, may affect the success of the Financing Vehicles. For example, the personal loans acquired from our Partners are, for the most part, unsecured, and our Partners’ customers may not prioritize repayment of those loans in an economic downcycle. These factors include interest rates, rising inflation, supply chain disruptions, labor shortages, weakening exchange rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war (including the ongoing war in Israel and the ongoing Russia-Ukraine conflict), terrorism, catastrophes and pandemics. We face a heightened level of interest rate risk as the U.S. Federal Reserve Board (the “FRB”) has tapered its quantitative easing program and continues to increase interest rates.

In addition, in particular, on October 7, 2023, a terrorist organization primarily based in the Gaza Strip launched a series of attacks on Israel. As a result of such attack, on October 8, 2023, Israel officially declared a state of war. Although the current conflict in Israel has not materially impacted our business or operations as of the date of this Report, the conflict is rapidly evolving and developing and it is not possible to predict its long-term consequences, which could include further regional instability, geopolitical shifts and adverse effects on trade between Israel and its trading partners, macroeconomic conditions, security conditions and financial markets. For more information, see “—Conditions in Israel and relations between Israel and other countries could adversely affect our business, including current uncertainty and instability resulting from the war between Israel and a terrorist organization primarily based in the Gaza Strip, as well as other regional hostilities.”

Furthermore, beginning in March 2022, and continuing through 2023, the U.S. Federal Reserve Board announced several increases in the federal funds rate, primarily due to inflation and a strong labor market. This recent increase in interest rates has led to a tighter market for credit and we have and may further experience reduced access to capital and our revenue could be negatively impacted. Increased interest rates could unfavorably impact demand for all refinancing loan activities and reduce demand across personal loans and home loans, including, but not limited to, any variable-rate loan products, as well as adversely impact the spending levels of borrowers and their ability and willingness to borrow money. The growth of the personal lending market has benefited from historically low interest rates and as interest rates increase the growth of this market and our growth could be negatively impacted. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business. Any impact to investor returns may lead to an adverse impact on our earnings. As the risk-free rate of return increases, investor demand for risk assets such as consumer credit may be impacted, which may constrain our ability to raise new funding for loan originations and have a negative impact on our results of operations. While we continue to raise new funding, the cost of capital has increased due to the higher interest rate environment. In addition, major medical expenses, divorce, death or other issues that affect borrowers could affect a borrower’s willingness or ability to make payments on their loans. If borrowers default on loans, the cost to service these loans may also increase without a corresponding increase in fees and the value of the loans held by our funds and financing vehicles could decline. Higher default rates by these borrowers may lead to lower demand by Partners, which would adversely affect our business, financial condition and results of operations. Any sustained decline in demand for investment in loans (including through our funds or financing vehicles) or any increase in delinquencies, defaults or foreclosures that result from economic downturns, may adversely affect our business, financial condition and results of operations.

In addition, the United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States has ranged from approximately 9.1% for June 2022 to 6.5% in December of 2022, dropping to 3.4% in December 2023. Rising inflation may adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new volume origination. In addition, rising inflation may create an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce cash flow and operating income. Although we have not experienced material impacts to our business performance from inflationary pressure, our business may be materially impacted in the future.

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

For the years ended December 31, 2023 and 2022, we incurred U.S. generally accepted accounting principles (“U.S. GAAP”) net losses of $128.4 million and $302.3 million, respectively. We intend to continue to develop and improve our proprietary technology, attract and develop business relationships with new and existing partners, expand our product offerings supported by our AI technology, and otherwise continue to grow our business. Revenue and related fee revenue less production costs growth and cost savings may not keep pace with our continued investments. Failure to increase revenue and FRLPC, reduce / maintain cost levels sufficiently to keep pace with our investments , or material fair value losses associated with our investments in risk retention assets could prevent us from generating GAAP net income in the future. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

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

During the first half of 2023, the banking industry experienced significant turmoil and disruption. For instance, after the failure of Silicon Valley Bank (“SVB”) and Signature Bank, the Department of the Treasury, the Federal Reserve, and the Federal Deposit Insurance Corporation (the “FDIC”) elected to step up and insure that depositors would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception. At the time, the Company had a banking relationship with SVB, in the form of an operating account, the Company’s SVB Revolving Credit Facility and the Company’s Receivables Facility. Ultimately, the Company was able to access all of its funds with SVB. Despite our proactive measures and the measures taken by the United States federal government, the uncertainty in the markets regarding the stability of regional banks and the safety of deposits creates a risk that similar events in the future may have a material adverse effect on our liquidity and financial condition if our ability, and the ability of our Partners, vendors, and other third parties, to access funds at their respective financial institutions and our ability to transfer cash, cash equivalents and investments to another large institutional bank are impaired. Further, events such as these may make equity or debt financing more difficult to obtain, and additional equity or debt financing might not be available on reasonable terms, if at all; difficulties obtaining equity or debt financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

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

We, as well as our Partners, are dependent on a number of third party service providers for our core business and operations, such as our data providers, technology service providers, financial institutions, and other third party service providers. Although our risk with SVB was fully mitigated, SVB’s recent failure highlights the risk that the failure of other financial institutions, or other third party service providers, could have a material impact on our business, financial condition and results of operations. If a third party on which we or our Partners depends fails to supply the required services, we may not be able to replace those services in a timely manner, on favorable terms, or at all. If we are unable to adequately diversify or otherwise mitigate such concentration risks and such risks come to pass, we could be subject to reduced revenues, increased expenses, or an inability to recover assets which could have a material adverse effect on our financial condition, results of operations, and cash flows.

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

Our ability to enable our Partners to increase the number and quality of loans or other assets that they originate with the assistance of our AI technology will depend in large part on our ability to effectively evaluate the creditworthiness and likelihood of default of our Partners’ customers and, based on that evaluation, help our Partners offer competitively-priced loans or other assets as well as obtain higher approval rates. Further, our overall operating efficiency and margins will depend in large part on our AI technology’s ability to effectively evaluate the creditworthiness, likelihood of default and credit asset pricing for our Partners’ customers, which will affect our Partners’ business volume. In the ordinary course, we enter into contractual arrangements with our Partners with customary indemnification provisions (including for violation of law). Such indemnification provisions potentially assume regulatory liability and liability for claims by Partners or third parties if the AI technology contains errors or incorrectly evaluates Partners’ customers. We further assume liability as the investment manager, sponsor and/or administrator for the Financing Vehicles, including if the AI technology contains errors or incorrectly evaluates the Partners’ customers underlying the assets purchased by the Financing Vehicles. Such liability may result in claims by asset investors or regulatory action. For more information, see the risk factors entitled “If we fail to comply with or facilitate compliance with, or our Partners fail to comply with the variety of federal, state and local laws to which we or they are subject, including those related to consumer protection, consumer finance, lending, fair lending, data protection, and investment advisory services, or if we or our Partners are found to be operating without having obtained necessary state or local licenses, it may result in regulatory action, litigation, or monetary payments or may otherwise negatively impact our reputation, business, and results of operations, and may prevent us from serving users in jurisdictions where those regulations apply,” “Risks Related to Our Legal and Regulatory Environment” and “Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome. In addition, our business and operations could be negatively affected if they become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our share price.”

In addition, we utilize the data gathered from various sources in our automated credit analysis process. The data that we gather is evaluated and curated by our AI technology. The ongoing development, maintenance and operation of our AI technology is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new or existing capabilities incorporating AI. Our proprietary technology uses machine learning models as a subset of our AI, but those models are static and do not have the ability to self-correct, self-improve, and/or learn over time, and therefore any change to the models requires human intervention, testing, validation, and governance approvals. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our AI technology from operating properly. If our AI technology fails to adequately predict the creditworthiness of Partners’ applicants or customers, or to properly place loans or other assets for acquisition by Financing Vehicles due to the design of our models or programming or other errors or failures, other characteristics of our AI or for any other reasons, or any of the other components of the automated credit analysis process fails, our Partners and asset investors may experience higher than forecasted loan and other losses that will in turn negatively impact the performance of the Financing Vehicles that acquire our Partners’ assets. Additionally, errors or inaccuracies in our AI technology could result in exposure to the credit risk of loans or other assets originated by Partners, whether it be exposure for us, Partners or asset investors, which may result in higher than expected losses or lower than desired returns of such loans or other assets.

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

We rely on our Partners to originate assets facilitated with the assistance of our AI technology. Currently, a limited number of Partners account for a substantial portion of our Network Volume — the financial products facilitated with the assistance of our AI technology — and, ultimately, our Revenue. If these Partners were to cease or limit operations with us, our business, financial condition and results of operations could be adversely affected.

Currently, a majority of the loans or receivables that are facilitated with the assistance of our AI technology result from transactions with a small number of Partners who operate in the financial technology space. These Partners, taken together, originate a majority of the loans or receivables facilitated with the assistance of our AI technology. The fees we earn when these loans or other assets are acquired from these Partners by Financing Vehicles account for a majority of our revenue.

We have entered into several types of agreements with each of our Partners. Our commercial arrangements with these Partners are generally nonexclusive and are based on the type of asset class. For example, we enter into purchase agreements with our Partners, which provide the Financing Vehicles with the opportunity to acquire assets by the Partner assisted by our AI technology, that have a typical duration of one to three years with the option to extend for additional periods. The Financing Vehicles are not required to acquire specific types or amounts of assets from our Partners under such agreements. In addition, there are servicing agreements with our Partners or third parties covering the assets originated by such Partners that typically last for the life of the asset. As it relates to any specific asset, these servicing agreements require us to continue to use the Partner or their preferred third party that originated the asset for the life of such asset. See “—A disruption or failure in services provided by third parties could materially and adversely affect our business.” In addition, even during the term of our arrangement, our Partner could choose to reduce the volume of loans or other assets facilitated with the assistance of our AI technology or increase the volume that it chooses to fund and retain on its own balance sheet. We or any of our Partners may terminate our arrangement for various reasons, which may include material breaches and change in control, subject to payment of a termination fee in some cases, and Partners could decide to stop working with us, have disputes with us, ask to modify their commercial or legal terms in a manner disadvantageous to us or enter into exclusive or more favorable relationships with our competitors. In addition, capital and leverage requirements applicable to our Partners that are banks or other financial institutions subject to such requirements could result in decreased demand for our products. Further, our Partners’ respective regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. We are a service provider to Partners, and due to some of our Partners being regulated by federal and/or state regulators, including the FDIC, we are subject to audit by such Partners in accordance with the relevant guidance related to management of vendors. We are also subject to the examination and enforcement authority of certain of those regulators, including the FDIC under the Bank Service Company Act. If any of our Partners were to stop working with us, suspend, limit or cease their operations or otherwise terminate or modify adversely to us their relationship with us, the number of financial products originated by our Partners with the assistance of our AI technology could decrease, and our revenue, FRLPC and revenue and FRLPC growth rates and our business, financial condition and results of operations could be adversely affected.

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

Our ability to raise capital from asset investors is vital to our ability to offer products to Partners. If we are unable to raise capital from asset investors at competitive rates, or at all, it would materially reduce our revenue and cash flow and adversely affect our financial condition.

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

An inability to access the securitization market, or a significant reduction in (1) liquidity in the secondary market for securitization transactions, (2) the continued acceptance of our prefunded securitization model, or (3) access to the funding market at all could have an adverse impact on the funding component of our product, financial position and results of operations.

Our ability to launch new Financing Vehicles could similarly be hampered if the appeal of those investments in the market were to decline. For example, there is a risk that the single-family rental properties that we have invested in have some undiscovered flaw, or would otherwise require additional expenditures to make them rentable in excess of the expected amount, which could result in greater total renovation costs and a loss of revenue. Further, an investment in a share, unit, membership interest or limited partner interest in a Financing Vehicle is more illiquid, especially when the underlying assets (such as consumer credit assets) are illiquid, and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles or more liquid assets like equities over consumer credit assets. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance.

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

A reduction in fee revenues earned from Financing Vehicles could have an adverse effect on our results of operations. The growth of the assets of such Financing Vehicles and related fees generated, as well as our ability to deploy capital into investments, would slow or decrease if we are unable to raise new and successor Financing Vehicles, all of which would materially reduce our fee revenues and cash flows and adversely affect our financial condition.

A portion of our revenue from Financing Vehicles in any given period is dependent on the size of the assets of such Financing Vehicles in such period and fee rates charged. We may not be successful in producing investment returns and prioritizing services that will allow us to maintain our current fee structure, to maintain or grow the assets of such Financing Vehicles, or to generate performance income. A decline in the size or pace of the growth of assets of Financing Vehicles or applicable fee rates will reduce our revenues. A decline in the size or pace of the growth of the assets of Financing Vehicles or applicable fee rates may result from a range of factors, including:

•Volatile and challenging economic and market conditions, such as global or regional economic downturns or recessions, as well as macroeconomic and policy impacts of political instability and armed conflicts, which could cause asset investors to delay making new commitments to existing or new Financing Vehicles, limit the ability of our existing Financing Vehicles to deploy capital or result in asset investors in our funds submitting redemption requests;
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

If we are unable to develop and maintain diverse and robust funding sources for our network, our growth prospects, business, financial condition and results of operations could be adversely affected. In addition, certain of our funds Financing Vehicles have periodic redemption features and a substantial withdrawal of capital by one or more asset investors, or use of such features, may have an adverse effect on the Financing Vehicles’ performance and our ability to raise new Financing Vehicles.

Our business depends on sourcing and maintaining diverse and robust funding to enable loans or other assets from our Partners to be acquired by a Financing Vehicle. The number of asset investors in our markets where a long-term track record of performance has not been developed is often very concentrated. Were the availability of this funding to decrease, our ability to generate Network Volume and revenue will be adversely affected. Furthermore, five of the largest asset investors together contributed approximately 50% of all ABS funding raised in 2023, compared to 70% of all ABS funding raised in 2022. New capital from asset investors may be unavailable on reasonable terms or at all beyond the current maturity dates of Financing Vehicles.

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

A substantial withdrawal of capital by one or more asset investors in any private funds with redemption features may have an adverse effect on such private funds’ performance. We may find it difficult under such circumstances to adjust the private funds’ asset allocation to the reduced amount of assets. Moreover, in order to provide sufficient funds to pay withdrawal amounts, the private funds might be required to liquidate positions at an inopportune time or at prices that we believe do not reflect the true value of such investments and that would adversely affect the applicable asset investors, or the adviser may not be able to liquidate such positions at all or it may determine it would be inappropriate to do so. If such withdrawals of capital were to continue over a protracted period of time, these issues may be magnified such that similar assets sold at subsequent withdrawal dates might receive even less favorable liquidation values. Furthermore, if any of our private funds decide to make in-kind distributions, satisfy redemptions in-kind whether through a distribution of a private funds’ assets or the distribution of interests in a vehicle (i.e., a special purpose vehicle) to which all or a portion of a private funds’ assets or interests have been transferred or by some other means, implement a gate or suspend redemptions, any of such actions may have an adverse reputational impact on our ability retain existing capital and/or raise new capital. Withdrawals of capital through redemption may also make it more difficult for such private funds’ to generate the same level of profits operating on a smaller capital base and may trigger defaults, termination events or restrictive or financial covenants under one or more loans, credit facilities or other financing arrangements.

Our AI technology has not yet been extensively tested during different economic conditions, including down-cycles. We continue to build and refine our AI technology to offer new products and services as we expand into new markets, such as real estate and point-of-sale, and if our AI technology does not perform as well in these new markets as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy as we develop new products, our growth prospects, business, financial condition and results of operations could be adversely affected.

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

Furthermore, our AI technology may not perform as well in the real estate asset market as it has in the consumer markets. For example, the use of our AI technology to evaluate and facilitate the acquisition, renovation, lease and eventual realization of real estate assets is significantly different than its application toward the evaluation and origination of loans and financial products, due to the special characteristics of the real estate market and the inherent uniqueness of these assets. The purchase price, renovation time and costs, attainable rent and appreciation potential of real estate assets are affected by numerous parameters that are often specific to each asset, and attempting to predict them through AI-based, big-data analytics is prone to error. While we have adapted and calibrated our AI technology to account for such parameters and their irregularity among individual assets, it may not be able to accurately predict the creditworthiness of each such asset and the outcome of its purchase, renovation, lease or future realization. Our strategic acquisition of Darwin Homes, Inc., a Delaware corporation (“Darwin”) in January 2023 has bolstered the capabilities of our technology, but we may not be able to effectively integrate or utilize the Darwin technologies to effectively reduce risks related to our real estate investment activities. See “—We may fail to successfully integrate Darwin into our existing operations and /or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.”

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

We may also have difficulty with securing the adequate participation of asset investors for Financing Vehicles investing in any such new financial products and services by our Partners, and if we are unable to do so, our ability to develop and grow these new offerings and services will be impaired. If we are unable to effectively manage the foregoing risks, our growth prospects, business, financial condition and results of operations could be adversely affected. For example, in real estate investments, the yields available from properties depend on the amount of revenue generated and expenses incurred. If certain properties or assets do not generate sufficient revenues to meet their acquisition and operating expenses, a Financing Vehicle’s cash flow and ability to pay distributions to its asset investors will be adversely affected.

Further, if we do not successfully manage the regulatory, business and market risks associated with our expansion into new markets and new products and effectively execute our growth strategy in these new lines of business, our growth prospects, business, financial condition and results of operations could be adversely affected. We continue to build and refine our AI technology to appropriately manage our point-of-sale business, and if our AI technology does not perform as well in the point-of-sale market as it has in our existing business and we are unable to manage the related risks and effectively execute our growth strategy, our growth prospects, business, financial condition and results of operations could be adversely affected.

We are continuing to invest in developing AI technology to support the origination of new financial products by our Partners and service offerings, such as point-of-sale loans and the acquisition of such financial products by Financing Vehicles. New initiatives are inherently risky, as each involves unproven business strategies, addressing and complying with new regulatory requirements, industry expertise and new financial products and services with which we, and in some cases our Partners, have limited or no prior development or operating experience.

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

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to revenue recognition, the valuation of certain financial instruments, allowance for credit losses, consolidation of VIE, and deferred tax assets and valuation allowance. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of Class A Ordinary Shares.

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

Our success and future growth depend upon the continued services of our management team and other key employees and independent contractors, including highly-skilled technical experts. In particular, the Founders, who are members of our leadership team, are critical to our overall management, as well as the continued development of our products and services, our culture and our strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, key employees and independent contractors, which could disrupt our business. The loss of one or more members of our senior management or key employees or independent contractors could harm our business, and we may not be able to find adequate replacements. We may not be able to retain the services of any members of our senior management, key employees or independent contractors, including high-skilled technical experts. From time to time, we rely on temporary independent contractor programs to scale our operations team. Failure to effectively implement and manage such programs could result in misclassification or other employment related claims or inquiries by governmental agencies. In addition, to execute our growth plan, we must attract and retain highly qualified personnel, including engineering and data analytics personnel. Competition for highly skilled technical experts, including engineering and data analytics personnel, is extremely intense, particularly in Israel where we have large operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and independent contractors with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, prospective and existing employees and independent contractors often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees or independent contractors believe there is limited or less upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees and independent contractors. In addition, our recent reduction in workforce, and any future reductions in workforce or other restructuring intended to improve operational efficiencies and operating costs, may adversely affect our ability to attract and retain employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. We generally enter into non-competition agreements with our employees and independent contractors. These agreements prohibit our employees and independent contractors, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees and independent contractors work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees and independent contractors developed while working for us.

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

We have and may need to continue to raise additional funds in the future, including, but not limited to, through equity, debt, secured borrowings, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services, invest in loans and securities, including risk retention investments, enhance our AI technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we have and may need to continue to engage in equity, debt, secured borrowings, including repurchase agreements, or convertible debt financings to secure additional funds. If we raise additional funds by issuing equity securities or securities convertible into equity securities, our shareholders may experience dilution. Debt financing, such as secured or unsecured borrowings, including repurchase agreements, credit facilities or corporate bonds, may involve covenants restricting our operations or our ability to incur additional debt. Debt financing may also require “negative pledge” or security arrangements including, but not limited to, cash collateral agreements that restrict the availability of cash held as collateral which is the case for amounts we may borrow in the future under our existing credit agreement and other facilities. In addition, future equity financing or replacement or refinancing of any debt financings or secured borrowings, including repurchase agreements, may not be available on terms favorable to us or our shareholders, or at all.

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

In conjunction with this update, the CFPB also announced changes to its supervision and examination manual for evaluating UDAAPs. The updated examination manual notes that discrimination may meet the criteria for “unfairness” by causing substantial harm to consumers that they cannot reasonably avoid and that harm is not outweighed by countervailing benefits to consumers. The Equal Credit Opportunity Act and the Fair Credit Reporting Act require creditors to provide consumers with the reasons for denial of credit or other adverse action, and providing such reasons can be more difficult given the complexity of certain AI technology. In addition, the Federal Trade Commission (“FTC”) has brought enforcement actions related to the use of AI and automated credit analysis in circumstances where the FTC has determined that the use of such tools is insufficiently transparent to consumers. Our inability to enable our Partners and their customers to comply with the requirements of existing laws or new interpretations of existing laws, or new regulatory rulemaking that restricts the use of AI technology in consumer credit underwriting or other markets, could adversely affect our business, financial condition, and results of operations. We may also be obligated to indemnify Partners or pay substantial settlement costs in connection with any such claim or litigation related to the use of our AI technology and automated credit analysis, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our AI technology could be costly and time consuming and divert the attention of our management and key personnel from our business operations. The CFPB has, at times, taken expansive views of its authority to regulate consumer financial services, including non-bank providers of consumer financial products and services, creating uncertainty as to how the agency’s actions or the actions of any other new government agency could adversely affect our business, financial condition and results of operations.

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

Cyberattacks, security breaches or similar compromise of our information technology systems, or those of third parties upon which we rely, or our data could adversely impact our brand and reputation and our business, operating results and financial condition.

We are dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, process, transmit and store large amounts of sensitive information, including personal information, credit information and other sensitive data of our Partners’ customers and other consumers providing their data to a Partner, and, as a result, we and the third parties upon which we rely face a variety of evolving threats that could cause security incidents. We also have arrangements in place with certain of our third-party vendors that require us to share consumer information. We rely on third parties to assist in our operations, and as a result, we manage a number of third-party vendors that may have access to our computer networks and sensitive or confidential information. In addition, many of those third parties turn to subcontractors or rely on their own service providers in outsourcing some of their responsibilities. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, are large and complex, with many points of entry and access. Our ability to monitor third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems make such systems potentially vulnerable to unintentional or malicious, internal and external attacks. Vulnerabilities may be exploited from inadvertent or intentional actions of our employees, independent contractors, third-party service providers, Partners, asset investors or by malicious third parties that may result in actual or attempted unauthorized access, mishandling or misuse of information, computer viruses or malware, cyberattacks that could lead to unauthorized persons obtaining confidential information, destruction of data, disruption or deterioration of service, sabotaged or damaged systems, as well as distributed denial of service attacks, data breaches and other infiltration, exfiltration or other similar events. Additional cybersecurity threats include, but are not limited to, credential harvesting, server malfunctions, software or hardware failures, adware, attacks enhanced or facilitated by AI, natural disasters, terrorism, war and telecommunication and electrical failures and other similar threats. Cyberattacks are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), supply chain attacks and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and systems. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Further, an increase in employees working remotely could increase the risk of a security breach as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Significant disruptions of our, our Partners’ and third-party service providers’ and/or other business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation, or unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

We may expend significant resources or modify our business activities to try to protect against security incidents, but our systems, policies and procedures may not be able to adequately keep up with our rapid expansion and may not be adequate or sufficient to mitigate risks. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. In addition, many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity following a breach, which may cause our Partners’ customers and potential customers to lose confidence in the effectiveness of our data security measures related to our AI technology and business. Any security breach, whether actual or perceived, would harm our reputation and ability to attract new Partners and asset investors.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we may input now or in the future into a third-party generative AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Additionally, sensitive data of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.

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

Risks Related to our Single Family Rental (“SFR”) Operations

We have not yet fully integrated Darwin into our existing operations and may fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

In January 2023, we completed the acquisition of Darwin to further develop our real estate investment line of business. The acquisition of Darwin has required the integration of the technology, operations, and personnel of Darwin into our existing operations, and that integration is not yet complete. The strategic acquisition of Darwin has already been impactful to our financial condition and results of operations, but there can be no guarantee that we have successfully evaluated or utilized the acquired business, products, or technology, or accurately forecasted the financial impact of this strategic acquisition. As part of the purchase accounting associated with the acquisition, goodwill and intangible asset balances were recorded on the consolidated balance sheet. If cash flows from the acquisition fall short of our anticipated amounts, these assets could be subject to non-cash impairment charges, negatively impacting our earnings. Failure to fully and successfully integrate Darwin and / or realize the anticipated benefits could have a significant and adverse impact on our SFR operations or the returns of certain Financing Vehicles.

Our failure to address risks or other problems encountered in connection with this strategic acquisition could cause us to fail to realize the anticipated benefits of such strategic acquisitions, incur unanticipated liabilities, and harm our business, financial condition and results of our SFR operations, as well as negatively impact certain of our Financing Vehicles.

If we fail to continuously innovate, improve and expand the technology we use in our SFR operations, including Darwin’s property management platform, our business, financial condition and results of operations could be negatively impacted.

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

The success of our SFR operations depends on general economic conditions, the health of the U.S. real estate industry generally, and risks generally incident to the ownership and leasing of single-family rental real estate, and our SFR operations may be negatively impacted by economic and industry downturns, including seasonal and cyclical trends, and volatility in the single-family rental real estate lease market.

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
•a low level of consumer confidence in the economy or the single-family rental real estate market due to macroeconomic events domestically or internationally;
•weak credit markets;
•instability of financial institutions;
•legislative or regulatory changes (including changes in regulatory interpretations or regulatory practices) that would adversely impact the single-family rental real estate market as well as federal and/or state income tax changes and other tax reform affecting real estate and/or real estate transactions;
•insufficient or excessive regional single-family home inventory levels;
•adverse changes in local, regional, or national economic conditions;
•the inability or unwillingness of consumers to enter into single-family rental lease transactions;
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

As our SFR revenue is driven in part by leasing and property management of single-family rental real estate and the sale of such properties, any slowdown or decrease in the total number of single-family rental real estate lease transactions for any of the above reasons could adversely affect our SFR operations.

The single-family rental real estate market historically has also been seasonal, with greater demand in the spring and summer, and typically weaker demand in late fall and winter, resulting in fluctuations in the quantity, speed and price of transactions on our platform and lease activity.

In addition, our investments are and will continue to be concentrated in our existing and target markets and in the single-family rental leasing sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory, or environmental conditions, or other events, in our markets may have a greater impact on our SFR operating results than if we had more fully diversified portfolio of SFR Partners and properties.

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

Though we are internally managed, we use local and national third party vendors and service providers to provide certain services for our SFR Partners’ properties. For example, we typically engage third party home improvement professionals with respect to certain maintenance and specialty services, such as HVAC, roofing, painting, and floor installations. Selecting, managing, and supervising these third party service providers requires significant resources and expertise, and because our portfolio consists of geographically dispersed properties, our ability to adequately select, manage, and supervise such third parties may be more limited or subject to greater inefficiencies than if our properties were more geographically concentrated. An overall labor shortage experienced by our vendors, lack of skilled labor, increased turnover, or labor inflation, or as a result of general macroeconomic factors, could have a material adverse impact on our SFR operations.

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

Our SFR Partners’ success, and therefore our SFR operations success, depends in large part upon the ability to attract and retain qualified residents for our SFR Partners’ properties. Our customers face competition for residents from other lessors of single-family rental properties, apartment buildings, and condominium units. Competing properties may be newer, better located, and more attractive to residents. Potential competitors may have lower rates of occupancy than our customers do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than our customers might offer. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our customers’ ability to obtain quality residents and lease their single-family rental properties on favorable terms. Additionally, some competing housing options may qualify for government subsidies that may make such options more accessible and therefore more attractive than our customers’ properties. This competition may affect our customers’ ability to attract and retain residents and may reduce the rental rates they are able to charge.

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

There have been and continue to be legal and regulatory developments that affect the short-term rental and long-term rental of single-family rental properties and buying and selling real estate. Private groups, such as homeowners, landlords, and condominium and neighborhood associations, have adopted contracts or regulations that purport to ban or otherwise restrict single-family rental properties, and third-party lease agreements between landlords and tenants, home insurance policies, and mortgages may prevent or restrict the ability of our customers to list their spaces. These groups and others cite concerns around affordable housing, among other issues, and some state and local governments have implemented or considered implementing rules, ordinances, or regulations governing the short-term or long-term rental of properties. Legislation in other regions also could have a material impact on the way short-term and long-term rentals are regulated. Such regulations include ordinances that restrict or ban our SFR Partners from short-term rentals, long-term rentals, set annual caps on the number of days customers can lease their homes, require customers to register with the municipality or city, or require customers to obtain permission before offering short-term rentals. Macroeconomic pressures and public policy concerns could also lead to new laws and regulations, or interpretations of existing laws and regulations, or widespread enforcement actions that limit the ability of our customers to lease their single-family residences. If laws, regulations, rules, or agreements significantly restrict or discourage our customers in certain jurisdictions from leasing their properties, it could have an adverse effect on our SFR operations.

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

As the landlord of numerous properties, our SFR Partners are involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that raise costs and expose our customers to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, our internal policies and procedures, and other sources of expense and delay, each of which may delay our SFR Partners’ ability to gain possession and stabilize the property. Additionally, state and local landlord-

tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises.

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

Our Class A Ordinary Shares, which are the shares that are being issued or offered for resale, have one vote per share, and our Class B Ordinary Shares have 10 votes per share. On June 22, 2022, the Founders, and any person or entity that, through contract, proxy or operation of law, has irrevocably delegated the sole and exclusive right to vote the Class B Ordinary Shares held by such person or entity to a Founder (“Permitted Class B Owners”), received all of the Class B Ordinary Shares that were issued and outstanding. By virtue of their holdings of Class B Ordinary Shares, the Founders, in the aggregate, hold approximately 70.2% of our voting power. In addition, the Founders hold Pagaya Options which, if exercised in full and assuming no dilution of their holdings, would result in the Founders’ holding, in the aggregate, approximately 86.1% of our voting power. This percentage may increase if additional shares are issued to our Founders based on increases in our market capitalization at the EJFA Closing as a result of the vesting of stock options. All outstanding Class B Ordinary Shares held by a Founder and any Permitted Class B Owners will automatically be converted into an equal number of Class A Ordinary Shares (and therefore will have one rather than 10 votes per share) on the earliest to occur of (i) (A) (1) such Founder’s employment as our officer being terminated not for cause, (2) such Founder resigning as our officer, (3) death or Permanent Disability (as defined in the Pagaya Articles) of such Founder or such Founder’s bankruptcy; provided, however, that if such Founder or such Permitted Class B Owner validly provides for the transfer of some or all of his, her or its Class B Ordinary Shares to one or more of the other Founders or Permitted Class B Owners affiliated with one or more of the other Founders in the event of death or Permanent Disability, then such Class B Ordinary Shares that are transferred to another Founder or Permitted Class B Owner affiliated with one or more of the other Founders shall remain Class B Ordinary Shares and shall not convert into an equal number of Class A Ordinary Shares or (4) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or his Class B Ordinary Shares and (B) such Founder no longer serving on Pagaya Board; (ii) 90 days after such Founder is terminated for cause, subject to certain exceptions, or (iii) the earliest to occur of (A) such time as the Founders and their permitted transferees first collectively hold less than 10% of our total issued and outstanding ordinary share capital and (B) the 15th anniversary of the EJFA Closing. See Exhibit 2.9 to this Annual Report for further discussion of the terms of the Pagaya Articles, including the circumstances under which a Founder’s Class B Ordinary Shares will convert into Class A Ordinary Shares. Accordingly, except with respect to the limited matters as to which Israeli corporate law requires approval by a majority of votes cast by shareholders other than controlling shareholders, and although such Founders are not parties to any voting agreement (other than the Pagaya Voting Agreement) or similar arrangement and are free to act independently of one another and without coordination or collaboration, such Founders will collectively effectively control all matters submitted to the our shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

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

Our dual class structure has likely been a contributing factor, either directly or indirectly, in a lower or more volatile market price of Class A Ordinary Shares, and may also result in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P Mid Cap 400 and the S&P SmallCap 600, to disfavor companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI Inc. (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in indices that exclude companies with multi-class share structures, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in Class A Ordinary Shares. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make Class A Ordinary Shares less attractive to investors and, as a result, the market price of Class A Ordinary Shares could be adversely affected.

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
•foreign, U.S. federal and state laws and regulations addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data, including, among others, Fair Credit Reporting Act (the “FCRA”), Gramm-Leach-Bliley Act (the “GLBA”), Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, Controlling the Assault of Non-Solicited Pornography and Marketing (the “CAN-SPAM”), Telephone Consumer Protection Act (the “TCPA”), Federal Trade Commission Act (the “FTC Act”), California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”) (collectively, “CCPA”), General Data Protection Regulation (the “GDPR”) and the Protection of Privacy Law 5741-1981;
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

In addition, we are currently subject to a variety of, and may in the future become subject to, additional foreign, federal, state, and local laws that are continuously changing, including laws related to: the real estate brokerage, auto insurance, real estate ownership and services industries, and data security, cybersecurity, privacy, and consumer protection. These laws can be costly to comply with, require significant management attention, and could subject us to claims, government enforcement actions, civil and criminal liability, or other remedies, including revocation of licenses and suspension of business operations.

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

We, our Partners, vendors, and other service providers, receive, collect, use, disclose, transmit, and store a large volume of personally identifiable information and other sensitive data relating to individuals, such as our Partners’ customers, asset investors and our employees. Our use, receipt, and other processing of data in our business subjects us to numerous state, federal and foreign laws and regulations, addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection, and processing of certain types of data, including, for example, the GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, TCPA, FCRA, FTC Act, and the CCPA. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in interpretation or enforcement, and may be inconsistent from one jurisdiction to another.

For example, on December 9, 2021, the FTC adopted amendments to the GLBA’s Safeguards Rule, which requires financial services providers, like our Partners, to develop, implement, and maintain a comprehensive information security program. The amendments provide more prescriptive security controls that financial services providers are required to implement, such as specific access and authentication controls, risk assessment requirements, and oversight by appointment of a Chief Information Security Officer who is required to provide annual written reports to the board of directors. In addition, the FTC has brought enforcement actions against third-party service providers of financial services providers directly and against financial services providers for failures by service providers to implement appropriate controls to safeguard consumers’ personal information.

As another example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents and requires businesses to provide specific disclosures to California consumers and honor requests of consumers to exercise certain data privacy rights, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request correction of such personal information, the right to request deletion of such personal information, and the right to opt out of certain disclosures of personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties of up to $7,500 per intentional violation. Some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, Colorado, Connecticut, New Hampshire, Illinois, Nebraska, and Utah. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), and on July 8, 2021, Colorado enacted the Colorado Privacy Act (the “CPA”), comprehensive privacy statutes that became effective on January 1, 2023 and July 1, 2023, respectively, and share similarities with the CCPA, CPRA, and legislation proposed in other states.

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

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, cybersecurity, data protection, and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. In particular, with laws and regulations such as the FCRA, GLBA, CCPA, CDPA, CPA and potentially other laws and regulations that may be proposed or amended, imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

As our business has grown, we must also remain compliant with privacy and data security laws from other jurisdictions outside of the United States and Israel, including the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”). The EU GDPR and the UK GDPR govern the collection, use, disclosure, transfer or other processing of personal data of persons located in the European Economic Area (the “EEA”) and the United Kingdom and the data practices of companies operating in the EEA and the United Kingdom, respectively. Among other things, the EU GDPR and the UK GDPR impose requirements regarding the security of personal data and notification of data processing obligations to competent national data protection authorities, provide for lawful bases on which personal data can be processed, provide for an expansive definition of personal data and require changes to informed consent practices. In addition, the EU GDPR and the UK GDPR provide for heightened scrutiny of transfers of personal data from the EEA and the United Kingdom, to the United States and other jurisdictions that local regulators do not recognize as having “adequate” data protection laws, and impose substantial fines for breaches and violations (up to the greater of €20 million under the EU GDPR, £17.5 million under the UK GDPR or, in each case, 4% of an enterprise’s consolidated annual worldwide gross revenue). The EU GDPR and the UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations.

We may use AI/ML to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, cybersecurity, data protection, and information security, it is possible that our interpretations of the law, practices, or our network could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our Partners, vendors, service providers, or Partners’ customers, to comply with applicable laws or regulations or any other obligations relating to privacy, cybersecurity, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personal information or other data relating to consumers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing Partners from working with us, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation (including class claims), any of which could adversely affect our business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

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

The political and regulatory framework for AI technology and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our network and the way in which we use AI technology and machine learning, including with respect to lending laws, fair lending laws and model risk management guidance. In the last year, the U.S. Banking regulators and CFPB have increased its focus on financial institutions that rely on AI technology in their business and has sent requests for information to various companies to better understand the use of AI technology and machine learning by financial institutions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. In addition, a number of U.S. lawmakers have stated that algorithmic underwriting technologies may result in disparate impact discrimination and urged consumer regulatory agencies to increase enforcement actions where necessary to ensure that consumer lending technology is not being used to discriminate or exacerbate existing biases. Our proprietary technology uses machine learning models as a subset of our AI, but those machine learning models are static and do not have the ability to self-correct, self-improve, and/or learn over time, and any change to the models requires human intervention, testing, validation, and governance approvals before a change can be made. Nevertheless, we face a risk that the use of machine learning in our models, or one or more variables in our model, could be deemed to have resulted in a “disparate impact” on protected groups. Such a result would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses.

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

Although we operate and manage significant business activities from our offices in Israel, and source part of the financing for the Financing Vehicles from Israeli asset investors, we do not deliberately target the Israeli consumer market, do not actively promote or market our services or products to Israeli consumers, and do not solicit funding from non-accredited Israeli investors, except with respect to a limited number of non-accredited Israeli investors available under applicable Israeli securities laws. We believe we are not required to hold any specific licenses in Israel and have not applied for any such licenses, since we believe that our activity is either not regulated under Israeli law or performed in reliance on applicable exemptions from the relevant regulation. Nevertheless, in view of the complexity and novelty of our business model and the fact that investment funds activity is not specifically regulated in Israel, uncertainty exists with respect to various regulatory matters, and we are exposed to the risk that an Israeli regulatory authority or agency (including the Israel Securities Authority, the Israel Capital Markets, Insurance and Savings Authority or the Bank of Israel) determines that our conduct is not in compliance with local laws or regulations or requires local licensing, including pursuant to the Israeli Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 5755-1995, the Joint Investments in Trust Law, 5754-1994, the Law for the Regulation of the Activity of Credit Rating Companies, 5774-2014, the Supervision of Financial Services (Regulated Financial Services) Law, 5776-2016, or the Banking (Licensing) Law, 5741-1981.

Failure to comply with relevant licensing or other regulatory requirements could lead to reputational damage to us, limit our ability to grow or continue to operate our business in Israel, negatively impact our relationships with Israeli regulators and expose us to the risk of fines, penalties and sanctions.

Uncertainty and instability resulting from the ongoing conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.

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

Risks Related to Our Operations in Israel

Conditions in Israel and relations between Israel and other countries could adversely affect our business, including current uncertainty and instability resulting from the war between Israel and a terrorist organization primarily based in the Gaza Strip, as well as other regional hostilities.

We are incorporated under the laws of the State of Israel, and one of our major corporate offices and certain of our facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region directly affect our business and operations and could materially and adversely affect our ability to continue to operate from Israel. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorism and violence within Israel or the outbreak of conflicts between Israel and its neighbors, including the Palestinians, Iran, and terrorist organizations operating in the region, may adversely affect our business, operations, or personnel. Most recently, on October 7, 2023, a terrorist organization primarily based in the Gaza Strip launched a series of attacks on Israel. As a result of such attack, on October 8, 2023, Israel officially declared a state of war. Although the current conflict in Israel has not materially impacted our business or operations as of the date of this Report, the conflict is rapidly evolving and developing and it is not possible to predict its long-term consequences, which could include further regional instability, geopolitical shifts and adverse effects on trade between Israel and its trading partners, macroeconomic conditions, security conditions and financial markets. In the weeks since the initial attack by the terrorist organization, hostilities along Israel’s northern border accelerated, and this clash may escalate in the future into a greater regional conflict, including risk from Iran and other groups in the region. Any escalation and expansion of this conflict could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition and results of operations. Additionally, in the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our ability to continue our operations could be materially adversely affected.

The intensity and duration of Israel’s current war is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic and political standing, which may have a material adverse effect on us and our ability to effectively conduct our business and operations. For instance, Parties with whom we do business may be disinclined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us as a result of the current conflict in Israel, or any similar conflicts in the future, could have a material adverse effect on our business, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies as a result of hostilities in Israel or political instability in the region. In addition, prior to the terrorist attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. These political events and policies, or significant downturn in the economic or financial condition of Israel, could materially and adversely affect our operations and product development.

A large concentration of our staff resides in Israel and many of our employees and independent contractors in Israel are required to perform military reserve duty, which may disrupt their work for us.

Many of our employees and independent contractors, including certain of our Founders and members of our management team, operate from our office located in Tel-Aviv, Israel. In addition, a number of our officers, including our Founders, and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations.

In addition, many of our employees in Israel, including executive officers, may be called upon to perform several days of military reserve duty until they reach the age of 40 (and in some cases, depending on their military duties up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (subject to approval by the Israeli government). Following the October 7, 2023 attacks by a terrorist organization primarily based in the Gaza Strip on Israel, approximately 15% of our employees based in Israel have been called in as reservists. It is possible that there will be additional military reserve duty call-ups in the future. Although our operations and business have not been materially impacted by these call-ups, our operations could be disrupted by such call-ups or additional call-ups, particularly if such call-ups include the call-up of members of our management, given the current shortage of talent in Israel due to the recent acceleration of activity in startups, especially in the technology space. Such disruption could materially and adversely affect our business, financial condition and results of operations.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differs in some respects from the law governing the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations.

Although we are headquartered in New York, we remain incorporated under Israeli law and the rights and responsibilities of our shareholders are governed by Israeli law and the Pagaya Articles as amended from time to time. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. and other non-Israeli corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. and other non-Israeli corporations.

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

The Pagaya Articles contain a forum selection clause for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees and independent contractors. It may be difficult to enforce a U.S. judgment against us or our officers, directors or employees in Israel or the United States, to assert a U.S. securities laws claim in Israel or serve process on our Israeli-based officers, directors and employees.

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

Our management team has limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, these executives may not successfully or efficiently manage their roles and responsibilities, and we are subject to significant regulatory oversight, reporting obligations under U.S. and international securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to our management, growth and the achievement of our operational goals.

In addition, we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. Since becoming a public company, we have upgraded our finance and accounting systems and related controls, and we continue to make improvements to build an enterprise system suitable for a public company. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. We may continue to need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs. Failure to adequately comply with the requirements of being a public company, could adversely affect our business, financial condition and results of operation.

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

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

As a still relatively new public company that qualifies as a foreign private issuer, we have incurred, and will continue to incur, significant legal, accounting, and other expenses that we did not incur as a private company. See “—Our management team has limited experience managing a public company.” The costs relate to public company reporting obligations under the Securities Act or the Exchange Act, regulations regarding corporate governance practices, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of the Nasdaq, and other applicable securities rules and regulations that impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

In addition to the above, compliance with these requirements increase our legal and financial compliance costs. We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes has been costly, time-consuming and, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.

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

The process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 is costly and it is challenging to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We have needed to and may continue to need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. If we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, it could harm our operating results, adversely affect our reputation, or result in inaccurate financial reporting. Furthermore, should any such deficiencies arise we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including SEC enforcement actions, and we could be required to restate our financial results, any of which would require additional financial and management resources.

As a foreign private issuer, we are not subject to U.S. proxy rules and are not subject to certain Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Although we have announced our intention to voluntarily file on U.S. domestic issuer forms with the SEC beginning with our first quarter 2024 results, we have to date reported under the Exchange Act as a non-U.S. company with foreign private issuer status and have therefore been exempt from certain rules under the Exchange Act that are applicable to U.S. domestic reporting companies. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a “foreign private issuer” with ordinary shares listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. For any home country corporate governance practices we follow, we are required to disclose the Nasdaq requirement that we are not following and describe the equivalent home country practice we are following instead. We currently follow home country practices with regard to (i) independent director oversight requirement for director nominations (the board as a whole, rather than an entirely independent nominating committee or only the independent directors, handles this process under Israeli law), (ii) quorum requirement for shareholder meeting quorums (25%, which is less than the one-third minimum required under the Nasdaq rules) and (iii) shareholder approval for certain transactions other than a public offering involving issuances of 20% or more interest in the company (Nasdaq listing rule 5635(d))(no shareholder approval is required for such issuances under Israeli law). See “Item 16.G.—Corporate Governance.” Furthermore, we may in the future elect to follow Israeli home country practices in lieu of the Nasdaq requirements on other matters, such as having a majority of our board of directors be independent, establishing a nominating/governance committee, holding regular executive sessions where only independent directors may be present, or to obtain shareholder approval for certain future dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance requirements as a U.S. domestic company and foreign private issuer who does not utilize home country practices. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.

Pagaya may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Pagaya is a “foreign private issuer”, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act (although we have announced that we intend to voluntarily file reporting as U.S. domestic issuer for 2024). The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Pagaya on June 30, 2024. In the future, Pagaya would lose its “foreign private issuer” status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer. In addition, members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

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

Our Founders beneficially own, in the aggregate, Ordinary Shares comprising approximately 70.2% of outstanding voting power as of February 29, 2024. This significant concentration of voting power may have a negative impact on the trading price for our Class A Ordinary Shares because investors often perceive disadvantages in owning stock in companies where there is a concentration of ownership in a small number of shareholders. In addition, these shareholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit other stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit the other stockholders.

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

The price of our Class A Ordinary Shares, as well as the price of the public warrants, have been and may continue to be volatile in the future. Our Class A Ordinary Shares and public warrants began trading on Nasdaq on June 23, 2022 and as such, are newly listed, have a limited public float and a short trading history to date. From January 1, 2023 to February 23, 2024, the closing price of Class A Ordinary Shares on Nasdaq ranged from as low as $0.78 to as high as $2.83 and daily trading volume ranged from approximately 528,400 to 27,558,000 shares. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. Broad market fluctuations may adversely affect the trading price of the Class A Ordinary Shares. In particular, a large proportion of the Class A Ordinary Shares have been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for the Class A Ordinary Shares, further influencing volatility in its market price. In addition, these and other external factors have caused and may continue to cause the market price and demand for the Class A Ordinary Shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of the Class A Ordinary Shares. The price of Class A Ordinary Shares and the price of the public warrants may fluctuate due to a variety of factors, including, without limitation:

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
•actions by shareholders, including the sale by PIPE Investors of any of their Class A Ordinary Shares or a sale by shareholders should there be an increase or decrease in the short interest in Class A Ordinary Shares;
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

Any decline in the market price of our Class A Ordinary Shares and public warrants could have a material adverse impact on stockholder confidence and employee retention.

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

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements, the minimum share price requirement or the requirement to be timely with our SEC filings, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities, and issuances under additional registration statements would dilute the interest of our shareholders and likely present other risks.

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

Pursuant to registration rights we have with certain holders of our securities, we filed a registration statement, which was declared effective on December 6, 2022, which covers the resale of up to an aggregate of 56,385,664 Class A Ordinary Shares by the selling shareholders named therein and the primary issuance of (1) 798,611 Class A Ordinary Shares issuable upon exercise of the public warrants, (2) 430,555 Class A Ordinary Shares issuable upon exercise of the private placement warrants issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger and (3) 2,612,501 Class A Ordinary Shares issuable upon exercise of other private placement warrants. The number of Class A Ordinary Shares registered for resale under the registration statement exceeds the number of Class A Ordinary Shares constituting our public float and represents approximately 234% of our public float and approximately 72% of outstanding Class A Ordinary Shares (after giving effect to the issuance of Class A Ordinary Shares upon exercise of the public warrants and private placement warrants and the conversion of Class B Ordinary Shares into Class A Ordinary Shares) as of March 31, 2023. In addition, in connection with the acquisition of Darwin, we entered into a registration rights agreement with the Darwin Equityholders whereby we agreed to use our commercially reasonable efforts to file a registration statement to cover the resale of up to 1,530,344 Class A Ordinary Shares issued to Darwin Equityholders, and to use our commercially reasonable efforts to have such registration statement declared effective as soon as is reasonably practicable after the filing thereof. Any of these resales or issuances upon exercise of the Warrants, or the perception in the market that the holders of a large number of shares intend to resell shares, could cause the market price of our securities to decline or increase the volatility in the market price of our securities.

In addition, on August 17, 2022, we entered into an ordinary shares purchase agreement (the “Equity Financing Purchase Agreement”) and a registration rights agreement (the “Equity Financing Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Equity Financing Purchase Agreement, subject to the satisfaction of the conditions set forth in the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Equity Financing Purchase Agreement, from time to time during the 24-month term of the Equity Financing Purchase Agreement. We filed a registration statement, which was declared effective on December 6, 2022, to register the resale of up to 3,344,967 Class A Ordinary Shares, which represent (a) up to 11,633 Class A Ordinary Shares that we issued or may issue to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement in consideration of its commitment to purchase our Class A Ordinary Shares at our election under the Equity Financing Purchase Agreement and (b) 3,333,333 Class A Ordinary Shares we may elect in our sole discretion to issue and sell to B. Riley Principal Capital II under the Equity Financing Purchase Agreement from time to time. As of February 29, 2024, we have issued approximately 1.8 million shares pursuant to this Equity Financing Purchase Agreement.

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

Finally, on October 4, 2023, we filed a shelf registration statement on Form F-3, which was declared effective on October 16, 2023, to offer and sell up to an aggregate amount of $500,000,000 of Class A Ordinary Shares, or to offer Class A Ordinary Shares upon conversion of debt securities or Class A Ordinary Shares or debt securities upon exercise of warrants, either individually in combination, at prices and on terms described in one or more future supplements to registration statement. Although we have not made any such offers to date, we may in the future. As with sales to B. Riley Principal Capital II as described above, any such issuances pursuant to the F-3 shelf registration statement could result in substantial dilution to the interests of other holders of our Class A Ordinary Shares or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. The decision to use the F-3 shelf registration statement will depend on market conditions, the trading prices of our Class A Ordinary Shares and other considerations, and we cannot guarantee the extent to which we may utilize the committed equity financing.

We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We may issue additional Class A Ordinary Shares from time to time, including under our equity incentive plans or as part of an acquisition.

Class A Ordinary Shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We filed a registration statement on Form S-8 under the Securities Act, which became effective on June 21, 2022, to register the issuance of 8,622,441 Class A Ordinary Shares issuable under the Pagaya Technologies, Inc. 2016 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons, 21,625,530 Class A Ordinary Shares issuable under the Pagaya Technologies Ltd. 2021 Equity Incentive Plan and Stock Option Sub-Plan for United States Persons and 9,705,666 Class A Ordinary Shares issuable pursuant to Pagaya Technologies Ltd. 2022 Share Incentive Plan. On September 15, 2023, we filed an additional registration statement on Form S-8 under the Securities Act to register the issuance of 891,858 Class A Ordinary Shares issuable under the Pagaya Technologies Ltd. 2023 Employee Stock Purchase Plan (the “2023 ESPP”), which was approved by the Company’s board of directors and shareholders. In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our equity incentive plans. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.

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

Our public warrants to purchase an aggregate of 798,611 Class A Ordinary Shares and the private placement warrants to purchase 430,555 shares of Class A Ordinary Shares that were issued and exchanged for EJFA Private Placement Warrants became exercisable on July 22, 2022 in accordance with the terms of a warrant agreement (as assigned, assumed and amended, the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and EJFA, that was assumed by us pursuant to an assignment, assumption and amendment agreement in connection with the EJFA Merger. The exercise price of these warrants is $138 per share, or approximately $169.6 million in the aggregate, assuming none of the warrants are exercised through “cashless” exercise. As long as we have an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the public warrants, the public warrants may only be exercised for cash. The private placement warrants that were issued and exchanged for EJFA Private Placement Warrants may be exercised on a “cashless” basis by the Sponsor or its permitted transferees and on the same basis as the public warrants if held by holders other than the Sponsor or its permitted transferees. To the extent such warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the holders of Class A Ordinary Shares and will increase the number of shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $138 per share, we believe holders of our public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants will be unlikely to exercise their warrants on a cash basis. On February 29, 2024, the last reported sales price of our Class A Ordinary Shares was $17.76 per share and the last reported sales price of our public warrants was $1.92 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares.

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

The exercise price for our public warrants is $138 per Class A Ordinary Share. We believe the likelihood that warrant holders will exercise their public warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $138 per share, we believe warrant holders will be unlikely to exercise their public warrants.

Under certain circumstances, we may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to the holder, thereby making such public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.12 per warrant, provided that the last reported sales price of Class A Ordinary Shares equals or exceeds $216 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding public warrants could force you to: (i) exercise your public warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so; (ii) sell your public warrants at the then-current market price when you might otherwise wish to hold your public warrants; or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of your public warrants.

In addition, we may redeem your public warrants at any time after they become exercisable and prior to their expiration at a price of $1.20 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their public warrants prior to redemption for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of our Class A Ordinary Shares.

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

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including senior or subordinated notes and classes of preferred shares by, for example, issuances and sales under the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement with B. Riley Principal Capital II or the F-3 shelf registration statement. Pursuant to the Equity Financing Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, LLC up to $300,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in that agreement, and we have filed a registration statement on Form F-3 relating to this offer and sale. Under the shelf registration statement on Form F-3, which was declared effective on October 16, 2023, we may offer and sell up to an aggregate amount of $500,000,000 of Class A Ordinary Shares, or to offer Class A Ordinary Shares upon conversion of debt securities or Class A Ordinary Shares or debt securities upon exercise of warrants, either individually in combination, at prices and on terms described in one or more future supplements to registration statement.

In addition, on April 14, 2023 we entered into a Preferred Shares Purchase Agreement (the “Preferred Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, “Oak HC/FT”) pursuant to which we agreed to issue and sell to Oak HC/FT an aggregate of 5,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $15 per share (subject to applicable adjustment as provided in the our amended Articles of Association), for an aggregate purchase price of $75 million (the “Preferred Transaction”). In addition, we obtained shareholder approval for certain amended and restated Articles of Association of Pagaya, and the Series A Preferred Shares have the rights and preferences as set forth in our amended and restated Articles of Association. Pursuant to these amended Articles of Association, there are 6,666,666 authorized Series A Preferred Shares and we may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

If we decide to issue senior securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Holders of senior securities may be granted specific rights, including the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under an indenture, rights to restrict dividend payments, and rights to require approval to sell assets. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges more favorable than those of Class A Ordinary Shares and may result in dilution for the owners of our Class A Ordinary Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Upon liquidation, holders of our debt securities and preferred shares, and lenders with respect to other borrowings, will receive a distribution of our available assets prior to the holders of the Class A Ordinary Shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of the Class A

Ordinary Shares, or both. Any preferred shares we have issued, or will issue in the future, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our Class A Ordinary Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, holders of our Class A Ordinary Shares bear the risk of our future offerings reducing the market price of Class A Ordinary Shares and diluting their shareholdings in us.

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

If we are or become a PFIC within the meaning of section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in the section titled “U.S. Federal Income Tax Considerations”) holds Class A Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. A non-U.S. corporation will generally be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of the income and asset tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the Internal Revenue Service, or the IRS, has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes.

The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent less than 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method.

After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2023. Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. We are not providing any U.S. tax opinion to any United States Holder concerning our potential PFIC status, and United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares.

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

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Many of the countries in which we do business have or are expected to adopt changes to tax laws, including tax policy initiatives and reforms relating to the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting project and specific country anti-avoidance initiatives. Such tax law changes increase uncertainty and may adversely affect our tax provision, possibly with retroactive effect. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. We regularly assesses all of these matters to determine the adequacy of its tax provision, which is subject to significant judgment.

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

In order to remain competitive, we must continue to develop new solutions, applications and enhancements to our existing platform, which requires us to compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software. Our principal research and development activities are conducted from our offices in Tel Aviv, Israel, and we face significant competition for suitably skilled developers in this region.

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

Our future success will depend on our ability to develop the required new technologies or offer new and relevant products and service offerings to our Partners.

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

We are exposed to risks relating to our incorporation and location in Israel.

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

Item 4. Information on the Company

A.History and Development of the Company

Pagaya Technologies Ltd. was incorporated on March 20, 2016 and is organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies, registration number 51-542127-9. On January 16, 2024, Pagaya announced its plans to relocate its corporate headquarters to its current New York City office, which became effective in February 2024. The U.S. is where we conduct our business, generate the majority of our revenue, and where all of our Partners and SFR Partners are domiciled. The mailing address of our principal executive office is 90 Park Ave, New York, NY 10016, telephone number +1 646-710-7714. Our office in Tel-Aviv, Israel is Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv, 6701203, Israel, telephone number +972 (3) 715 0920.

Pagaya was founded with the goal of improving upon legacy underwriting practices in the United States through the use of artificial intelligence (“AI”)-powered technology and data science. We have built and continue to enhance a network connecting financial institutions, their customers and investors, which is designed to facilitate greater access to financial products and services for consumers. Our business began in personal loans and has expanded to auto loans, point-of-sale and single-family rental (“SFR”).

Our website address is www.pagaya.com. Material information is disclosed on our website in the “Investor Relations” section. Accordingly, the investment community, including investors, prospective investors, and sell-side analysts, can monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this annual report and is not incorporated by reference herein.

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

On September 15, 2021, concurrently with the execution of the EJFA Merger Agreement, Pagaya and the EJF Investor entered into the EJF Subscription Agreement, and Pagaya subsequently entered into the Subscription Agreements with certain other investors. Pursuant to the Subscription Agreements, the investors agreed to purchase, and Pagaya agreed to sell to the investors, an aggregate of 2.9 million Class A Ordinary Shares, at a purchase price of $120 per share and an aggregate purchase price of $350 million, on the terms and subject to the conditions set forth in the Subscription Agreements. The Subscription Agreements contained customary representations and warranties of Pagaya, on the one hand, and the investors, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the EJFA Merger Agreement. The PIPE Investment closed immediately prior to the Effective Time.

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

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Class A Ordinary Shares (the “VWAP”) as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount to the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 3,344,967 shares of Class A Ordinary Shares, which number of shares was approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II. See “Item 3.D.—Risk Factors—Sales of our securities, or the perception of such sales, by us or holders of our securities in the public market or otherwise could cause the market price for our securities to decline and even in such case certain holders of our securities may still have an incentive to sell our securities, and issuances under additional registration statements would dilute the interest of our shareholders and likely present other risks.”

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, we issued 3,878 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within Other Income (Loss), Net in our consolidated statements of operations. During the year ended December 31, 2023, approximately 1.6 million shares were issued under the Equity Financing Purchase Agreement for net proceeds of $27.2 million.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.8 and 2.7, respectively, to this Annual Report.

Note that all share counts described herein are adjusted for the Reverse Share Split.

Acquisition of Darwin Homes, Inc.

On January 5, 2023, we consummated an acquisition pursuant to the certain Merger Agreement (the “Darwin Merger Agreement”), dated as of November 15, 2022, by and among Pagaya, Darwin Homes, Inc., a Delaware corporation (“Darwin”), DH Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Pagaya (“Darwin Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, acting solely in its capacity as the representative, agent and attorney-in-fact of the stockholders of Darwin. On January 5, 2023, the following transactions occurred pursuant to the terms and conditions of the Darwin Merger Agreement:

•at the effective time of the merger (the “Darwin Effective Time”), Darwin Merger Sub merged with and into Darwin (the “Darwin Merger”), with Darwin continuing as the surviving company after the Darwin Merger (“Darwin Surviving Company”), and, as a result of the Darwin Merger, the Darwin Surviving Company became a direct, wholly owned subsidiary of Pagaya; and

•at the Darwin Effective Time, preferred shares of Darwin’s capital stock (“Darwin Shares”) issued and outstanding prior to the Darwin Effective Time (other than any Darwin Shares that were (i) subject to options or warrants, (ii) held in Darwin’s treasury or owned by Pagaya, Darwin Merger Sub or Darwin immediately prior to the Darwin Effective Time or (iii) held by the equityholders of Darwin (the “Darwin Equityholders”) who perfected and did not withdraw a demand for appraisal rights pursuant to the applicable provisions of Delaware General Corporation Law), were cancelled and automatically converted into the right to receive Pagaya’s Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”) such that, following the Darwin Effective Time, Pagaya issued approximately 18 million Class A Ordinary Shares (since adjusted to 1.5 million Class A Ordinary Shares to reflect the Reverse Share Split) to the Darwin Equityholders.

Reduction in Workforce

On January 18, 2023, we announced a reduction in workforce of approximately 20% of employees across our Israel and U.S. offices, as compared to our headcount as of December 31, 2022. This reduction in workforce enabled us to streamline our operations in the current market environment to achieve our near-to-medium term growth priorities. The affected employees were notified on or before January 17, 2023, and all actions associated with the reduction were substantially completed in the first quarter of 2023. Combined with a substantially smaller reduction in workforce in May 2023, we were able to achieve an approximately $30 million of annualized cost savings. We incurred a severance-related charge of approximately $3.8 million, consisting primarily of one-time separation payments, in the first and second quarters of 2023.

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, we agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by us and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, we and Radiance agreed to extend the term of this letter agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 220,000 warrants to purchase the Class A Ordinary Shares at an exercise price of $0.12 that vest annually if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the letter agreement.

Series A Preferred Shares Purchase Agreement

On April 14, 2023 we entered into the Preferred Purchase Agreement with Oak HC/FT pursuant to which we agreed, subject to Shareholder Approval (which was later provided, see below), to issue and sell to Oak HC/FT an aggregate of 5,000,000 Series A Preferred Shares, no par value, at a price of $15 per share (subject to applicable adjustment as provided in the our amended Articles of Association), for an aggregate purchase price of $75 million. In addition, we obtained approval for certain amended and restated Articles of Association of Pagaya, and the Series A Preferred Shares have the rights and preferences as set forth in our amended and restated Articles of Association. Pursuant to these amended Articles of Association, there are 6,666,666 authorized Series A Preferred Shares and we may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

Oak HC/FT held approximately 12% of the Class A Ordinary Shares and approximately 3% of the voting power of Pagaya as of the date of the Preferred Purchase Agreement. Mr. Dan Petrozzo, a member of our board of directors and the Audit Committee of the Pagaya Board, was a partner at Oak until December 31, 2023. Following their review of applicable considerations pursuant to our policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Preferred Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to our shareholders to adopt the amended Articles of Association and approve the Preferred Transaction and the matters contemplated thereby. As required by the Preferred Purchase Agreement and Israeli law, a meeting of shareholders was held on May 24, 2023 and the Preferred Transaction was completed the following day.

In connection with the execution of the Preferred Purchase Agreement, Gal Krubiner, Avital Pardo and Yahav Yulzari, our three founders, entered into a voting agreement with the Company, pursuant to which the founders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the amended and restated Articles of Association and (b) any other matter reasonably necessary to the consummation of the Preferred Transaction and considered and voted upon by our shareholders, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Preferred Transaction.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Preferred Purchase Agreement and is qualified in its entirety by reference to the Preferred Purchase Agreement, a copy of which is attached as Exhibit 4.16 to our Annual Report on Form 20-F. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the Amended and Restated Articles of Association, a copy of which is attached as an exhibit to the Preferred Purchase Agreement. The foregoing description of the voting agreement is not complete and is qualified in its entirety by reference to the voting agreement, a copy of which is attached as Exhibit 2.8 to our Annual Report on Form 20-F. Also, see the Form 6-K filed with the SEC on April 20, 2023.

Employee Stock Purchase Plan

On September 13, 2023, our shareholders approved the implementation of an Employee Stock Purchase Plan (“ESPP”) for Pagaya employees. The ESPP provides a means by which eligible employees of the Company are given purchase rights to buy a fixed amount of Ordinary Shares at a discounted price of 85% of those shares based on their fair market value on the lower of either the Offering Date (as defined in the ESPP) or the applicable Purchase Date (as defined in the ESPP). Our first enrollment period took place in January and February 2024, and the first purchase period is scheduled for August 2024. A full copy of the ESPP is attached to the Form 6-K filed with the SEC on September 13, 2023.

Changes in Officers and Directors

The Company had three changes to its Office Holders during 2023, with new hires replacing certain former Office Holders. In May 2023, Eric Watson was hired and appointed Chief Legal Officer. In October 2023, Sanjiv Das was hired and named the new President of the Company. In November 2023, Evangelos Perros was promoted to serve as Interim Chief Financial Officer and, in February 2024, Mr. Perros was appointed Chief Financial Officer.

With regard to Directors, on September 13, 2023, the Company’s shareholders approved the election of Juan Pujadas as a Class I Director, replacing Kevin Stein. On November 1, 2023, Mr. Pujadas notified the Company of his resignation, which he advised was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations or practices of the Company. On November 14, 2023, Pagaya’s Board appointed Nicole Torraco to serve as an independent Class I director of the Company to fill that vacancy.

Revolving Credit Facility Amendment

On November 7, 2023, we entered into an amendment to our Senior Secured Revolving Credit Agreement by and among Pagaya, as the borrower, the lenders from time to time party thereto, and Silicon Valley Bank, now a division of First Citizens Bank & Trust Company (“SVB”), as administrative agent and collateral agent, originally entered into on September 2, 2022 (the “SVB Revolving Credit Facility”). This amendment did not alter the credit facility amount, maturity, or participating lenders. The Amendment was limited, in material respects, to (i) adding Pagaya US Holdings Company LLC, a wholly-owned subsidiary of the Company, as a co-borrower, (ii) revising the customary negative covenants to provide more flexibility to the Company and our consolidated subsidiaries to incur indebtedness, grant liens, and make certain investments; and (iii) changing one of our financial maintenance covenants to use Adjusted EBITDA as the relevant metric, rather than Total Revenue. Ultimately, this facility was repaid, terminated, and replaced by the Credit Agreement (as defined below) on February 2, 2024.

Election to File as a U.S. Domestic Issuer and Headquarters Change

On January 16, 2024, the Company announced several initiatives to enhance the marketability of its stock and provide increased disclosure and transparency of its business and performance. First, the Company relocated its corporate headquarters to New York City. Second, the Company intends to elect to voluntarily file on U.S. domestic issuer forms with the SEC beginning with its first quarter 2024 results. Third, the Company announced its plan to effect a reverse share split, which became effective on March 8, 2024, as described below and throughout this Form 20-F.

Term Loan Facility and New Revolving Credit Facility

On February 2, 2024, the Company entered into that certain Credit Agreement (the “Credit Agreement”) by and among the Company, as a borrower, Pagaya US Holding Company LLC (“Pagaya US”), as a borrower, the lenders from time to time party thereto and Acquiom Agency Services LLC, as administrative agent, which provides for a 5-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $25 million, which subsequently increased to $35 million, and a 5 year senior secured term loan facility (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Facilities”) in an initial principal amount of $255 million. The lenders include funds and accounts managed by BlackRock U.S. Private Capital, UBS O’Connor, JPMorgan Chase, Valley Bank, and Israel Discount Bank.

The Facilities replace the SVB Revolving Credit Facility. In addition to replacing the SVB Revolving Credit Facility, proceeds of borrowings under the Facilities may be used for general corporate purposes of the Company and its subsidiaries.

The Company may voluntarily prepay borrowings under the Facilities at any time and from time to time subject to, in regards to voluntary prepayments and certain mandatory prepayments of the Term Loan Facility, a 3.00% fee if paid prior to the first anniversary of the Term Loan Facility, 2.00% if paid after the first anniversary but prior to the second anniversary, 1.00% if after the second anniversary but prior to the third anniversary, and 0.50% if after the third anniversary but prior to the fourth anniversary. In each case, prepayments of the Facilities may be subject to the payment of “breakage” costs.

The Facilities contain certain customary mandatory prepayment events, including requirements to prepay the Term Loan Facility with excess cash flow and with the net cash proceeds from certain asset dispositions and casualty events, subject to customary reinvestment rights and other exceptions.

No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility. Amortization payments are required to be made in respect of the term loans under the Term Loan Facility in amount of 1.25% per quarter of the original principal amount of the term loans under the Term Loan Facility.

Borrowings under the Facilities bear interest at a rate per annum equal to, at the Company’s option, (i) a base rate (determined based on the prime rate and subject to a 2.00% floor) plus a margin of 6.50% and (ii) an adjusted term Secured Overnight Financing Rate (subject to a 1.00% floor) plus a margin of 7.50%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions, and make restricted payments and other distributions. The Credit Agreement contains certain financial covenants customary for a credit facility of this type, which include, among other things, a maximum first lien leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible book value ratio. The Credit Agreement also contains affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full and complete terms thereof, which are attached as Exhibit 4.7 of this Report.

Reverse Share Split

On March 4, 2024, following approval by both the Pagaya Board and the Company’s shareholders, Pagaya announced that the Pagaya Board determined to implement a reverse share split of all of the Company’s ordinary and preferred shares, without par value, at a ratio of 1-for-12. The reverse share split was made effective on March 8, 2024. All other outstanding securities, including warrants and options (and the number of shares underlying those securities) were also proportionately adjusted. The Company’s Articles of Association were amended and restated to reflect the reverse share split.

Evolving War in Israel

On October 7, 2023, a terrorist organization primarily based in the Gaza Strip launched a series of attacks on Israel, including in areas where our employees and independent contractors are located. As a result of such attack, on October 8, 2023, Israel officially declared war. Israel’s military response has included, among other things, calling on a large number of army reservists, including approximately 15% of Pagaya employees based in Israel as of October 2023. Since that time, almost all of our employees have returned to work in some capacity, though some remain engaged periodically in the reserves.

Although the Company’s business operations have not been materially impacted due to this evolving conflict as of the date of this Report, our business, financial condition, results of operations and prospects may be adversely affected due to the ongoing nature of this conflict. Pagaya’s technology infrastructure, including its data, cloud and platform, are located in the United States, with backup systems in place. Pagaya has experienced no disruption as of the date of this Report, either from its lending partners or investors.

Capital Expenditures
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.Business Overview

Our Business

Pagaya’s mission is to deliver more financial opportunity to more people, more often. We believe our mission will be accomplished by becoming the trusted lending technology partner for the consumer finance ecosystem, with an expansive product suite that serves lenders and institutional investors (the fee-generating side of our business), fueled by effective and efficient capital and risk management (the capital efficiency side of our business). Both sides of our business work together harmoniously to meet the complex needs of leading financial institutions, enabling increased access to credit for consumers.

We are a product-focused technology company that deploys sophisticated data science and proprietary, AI-powered technology to enable better outcomes for financial institutions, their existing and potential customers, and institutional or sophisticated investors.

Since our inception, we have been focused on developing and expanding our flagship lending product - our second-stage reevaluation program. This product, which enables lenders to improve customer acquisition and monetization, is seamlessly (and uniquely) integrated via API to Partners’ loan origination systems and is backed by our proprietary, AI-powered technology. We measure the assets originated by Partners with the assistance of Pagaya’s proprietary technology as Network Volume, a key performance indicator for our business. For more information regarding Network Volume, see “Item 5.—Operating and Financial Review and Prospects—Key Operating Metric” included elsewhere in this Annual Report.

As of December 31, 2023, more than 25 Partners were integrated in our network through the use of our API, including U.S.Bank, Westlake, and a top 5 auto captive. Partners utilize our proprietary technology and data network to extend financial products, such as personal or auto loans, to their customers.

We have built and continue to scale our proprietary, AI-powered technology and data network. Since inception, our network has processed more than $1.8 trillion in loan applications across our consumer credit asset classes. Our data engine includes data from Partner loan applications as well as real-time information from other sources such as credit rating agencies. As of the date of this Annual Report, our network processes more than one application per second. We believe that this combination of high application volume, speed of processing and variety of data enables us to enhance the accuracy and predictive power of our AI technology and rapidly adjust to evolving market conditions and consumer trends. In addition, we believe we are able to measure risk and predict behavior on a more accurate and equitable basis than legacy approaches, and our proprietary, AI-powered technology continuously improves as more data flows through our network.

The scale we have achieved in the consumer credit market has created a large data pool that enables our proprietary, AI-powered technology to provide insights on evolving consumer behavioral, demographic and economic trends. We also leverage our data engine to select, acquire and operate single-family rental homes on behalf of institutional investors. While our SFR business is in early stages, we believe there is significant potential to capture market share in the SFR industry with a tech-first solution and generate attractive risk-adjusted returns for investors.

We have achieved significant scale to date as measured by the number of loan applications that have been processed through our network since our inception. As of December 31, 2023, our network connects more than 25 Partners and SFR Partners to hundreds of investors across five asset classes, which has resulted in the generation of approximately $8.3 billion in Network Volume for the year ended December 31, 2023, which represents greater than five times as compared to our Network Volume for the year ended December 31, 2020 of $1.6 billion. We believe that the speed of such growth is a function of structural scale advantages embedded in our business model. We develop API connections with each Partner to integrate with their established systems, requiring limited upfront investment by our Partners and results in minimal latency in the processing of application volume by our AI technology.

Investors can invest in funds and securitization vehicles managed, sponsored and/or administered by Pagaya (together, “Financing Vehicles”). These funds and vehicles offer financial instruments based on underlying assets that have been originated by Partners through our network with the assistance of our AI technology. Investors in our Financing Vehicles range from large institutional investors, such as pension funds, sovereign wealth funds, and asset management firms, to high net worth individuals and family offices. We believe these investors benefit from the diversity of investment opportunities offered through our network, which include different classes of consumer credit and real estate assets originated by multiple financial institutions with the assistance of our AI technology. Certain investors who invest in our Financing Vehicles are related parties and agreements with such related parties are described in “Certain Relationships and Related Person Transactions” included elsewhere in this Annual Report.

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

Investment in Automation
As banking becomes more open, financial services providers are seeking to leverage transaction data to improve verification of consumer assets, income, employment, identity and credit history. In addition, financial services providers are investing in technology to help them harness this data to drive automated workflows that reduce the number of manual tasks. We believe that a digital-only experience is increasingly required to engage with customers and that our product allows our Partners to provide this desired experience to their customers.

Our Product Focus

Building off our early success in the personal loan market, we made significant investments in technology and infrastructure over the last few years to expand our product to new markets, such as auto and point of sale. We expect that this diversification will continue in 2024 as we expand our product ecosystem to new lenders across markets.

We believe that the continuous flow of real-time data through our network from our connectivity to more than 25 U.S. lending partners enables enhanced insights on changing economic, demographic and consumer behavioral trends across the United States.

We believe our access to this large and growing pool of data points enables our AI technology and data science to improve upon traditional credit metrics and rules-based underwriting approaches, which are based on a limited number of variables. We believe we benefit, as is typically characteristic of AI and machine learning, from a flywheel effect: incremental training data points—from new applications, new Partners and asset classes—enable enhanced intelligence, which can drive better results for our

Partners and investors, which can lead to increased application volume from existing Partners as well from the addition of new Partners as we strengthen our value proposition. Our AI technology is designed to identify attractive risk-reward opportunities for investors in our Financing Vehicles, by pricing risk more efficiently than traditional methods.

The Pagaya network is designed to offer streamlined integration with Partners, via modern APIs. Once connected, our network provides an automated solution for transactions, whereby Partners’ customer applications are processed with minimal latency.

We believe that the growth in our Network Volume demonstrates our ability to scale quickly, as our network generated approximately $8.3 billion in Network Volume in the year ending December 31, 2023, as compared to approximately $1.6 billion in Network Volume in the year ending December 31, 2020.

Our Growth Strategies

Expand our product to new, enterprise-level lenders
The investments we made over the past few years to create an enterprise-grade lending product began to bear fruit in 2022, with the additions of two large banks, a global buy-now-pay-later provider and three of the country’s leading auto lenders. Capitalizing on this momentum, we expect to advance our deep funnel pipeline to meet our target of 2-4 large partner additions in 2024. We currently have approximately 15 opportunities that are in the later stages of our pipeline (expected onboarding timeframe of 12-24 months), with a focus on large banks and auto captives. We believe that the addition of each enterprise-level lender could represent an opportunity to connect to millions of new customers and expand across multiple products and markets.

Deepen Existing Partnerships and enhance network monetization
Higher customer conversion from our flagship product has unlocked opportunities to help our lending partners further monetize their customer relationships, enhance customer lifetime value and remain their customers’ lender of choice. This creates new monetization opportunities for Pagaya. As we continue to demonstrate our value-add, we will work closely with newer partners to elevate existing economic arrangements to the levels we have with our more mature partners. As of December 31, 2023, approximately 40% of our lending partnerships were generating FRLPC from both our lending and investor products, while the remaining ~60% were only generating FRLPC from our investor product, representing upside for future FRLPC margin improvement as we continue to improve monetization across our lending network.

Build out the roadmap to expand our product ecosystem
Our recent integrations with large U.S. lenders are deepening our understanding of how these institutions can leverage technology to elevate their customer relationships. We are actively developing new products, such as pre-screen online programs, that allow our partners to reward their existing customers with additional credit opportunities. We believe the continued development of our product roadmap can improve partner economics and diversify our revenue streams over time.

Drive capital efficiency and profitable growth
We expect to execute a financial strategy that will focus on network monetization, disciplined cost management and an efficient funding and capital allocation plan to optimize net cash flows as we fund new network volume.

Our Team

Our people are a key reason for our success and are essential for our continued growth. Our team-oriented approach, entrepreneurial culture and overall growth trajectory, together with our competitive compensation and benefits, enable us to successfully retain our employees and to effectively recruit new talent aligned with our vision. As of December 31, 2023, we had a total of 712 “Pagayans,” or team members, including 142 full-time Darwin employees, across the globe. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

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

In our real estate business, we compete with companies that invest in single-family rental properties, including those that rely on the capital markets for financing. We also face competition from real estate technology companies and traditional real estate management firms, as well as traditional real estate brokerage firms and agents, some of which operate nationally and others that are limited to a specific region or regions.

We believe the following competitive factors are key strengths of our business:

•A scalable product with significant growth potential and success to date, with expansion to 25+ U.S. lenders
•Upfront funding model for loans generated with the assistance of our AI technology that supports optimization of investor returns
•Vast dataset on U.S. consumer behavior, economic and demographic trends
•Real-time processing with API-based integration and minimal latency for Partners and their customers
•Seamless experience for our Partners’ customers
•Strong Partner relationships with 100% historical retention since inception
•Deep, well-established relationships with large institutional investors
•Streamlined, tech-enabled access to multiple markets
•Lean/nimble organization without the bureaucracy of larger financial institutions
•Culture of growth and innovation

Intellectual Property

Our proprietary, developed technology, which includes deep learning methodologies, our assembled workforce, partner relationships, trade names, data asset, unpatented trade secrets, pending trademarks and domain names are key to our success.

We rely on trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of pending and registered trademarks to protect our brand. In addition, we require our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property created or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

As of December 31, 2023, our intellectual property portfolio included 10 registered and pending trademarks. We have limited trademark registrations outside the United States. We are also a party to various license agreements with third parties that typically grant us the right to use certain third-party technology in conjunction with our proprietary technology.

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

Government Legislation and Regulation

Our Partners and prospective Partners are highly regulated and are generally required to comply with stringent regulations in connection with performing business functions that our products and services address. Additionally, we facilitate compliance with these regulatory requirements. Although we currently operate our business in an effort to ensure our business itself is not subject to extensive regulation, there is a risk that certain regulations could become applicable to us, including as we expand the functionality and use of our proprietary technology and network. In addition, we and our Partners, vendors, and other service providers must comply with laws and regulatory regimes that apply to us directly and our Partners, vendors, and other service providers indirectly, including through certain of our products and services, and in areas such as consumer finance and lending, investment advisory and securities law, and data protection, use and cybersecurity, and through our relationships with our Partners, the Financing Vehicles, and asset investors.

In particular, certain statutes, laws, regulations and rules to which we, our Partners, the Financing Vehicles or their service providers are subject to, and we facilitate compliance with, include, among others:

•foreign, U.S. federal and state lending statutes and regulations that require certain parties, including our Partners, to hold licenses or other government approvals or filings in connection with specified activities, and impose requirements related to marketing and advertising, transaction disclosures and terms, fees and interest rates, usury, credit discrimination, credit reporting, service member relief, debt collection, repossession, unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, conduct in connection with data breaches and money transmission;
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
•foreign, U.S. federal and state laws and regulations addressing privacy, cybersecurity, data protection, and the receipt, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data, including, among others, FCRA, GLBA, Children’s Online Privacy Protection Act, Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti-Spam Law, TCPA, FTC Act, CCPA and GDPR;
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
•the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their consumer credit obligations, require creditors to comply with certain practice restrictions, limit the ability of a creditor to impose certain terms, impose disclosure requirements in connection with credit applications and solicitations and impose disclosure requirements in connection with credit advertising;
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

In addition to the laws, regulations, and rules that apply to our Partners, and that we facilitate compliance with, we, in our capacity as a service provider to financial services providers, and our Partners, vendors, and other service providers, may be deemed to be subject to certain laws, regulations, and rules through our relationships with our Partners and asset investors. We are also subject to a variety of laws, rules, and regulations relating to the real estate and auto insurance industries, and data security, cybersecurity, privacy, and consumer protection. See “Item 3.D—Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information with respect to our regulatory risks.

C.Organizational Structure

Refer to Exhibit 8.1 to this Annual Report for a list of our subsidiaries, including our significant subsidiaries.

D.Property, Plants and Equipment

Our main offices are in New York, NY (Headquarters) and Tel Aviv, Israel. We also lease offices in Austin, Texas. None of our facilities are owned by Pagaya. We believe that our current facilities are adequate to meet our current needs, and we believe we can acquire suitable additional or alternative space as needed.

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

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the results of operations for the year ended December 31, 2022 in comparison to the year ended December 31, 2021 have been omitted. For such omitted discussions, refer to Pagaya’s Operating Results included in the Annual Report on Form 20-F filed with the SEC on April 20, 2023.

Company Overview
Pagaya’s mission is to deliver more financial opportunity to more people, more often. We believe our mission will be accomplished by becoming the trusted lending technology partner for the consumer finance ecosystem, with an expansive product suite (the fee-generating side of our business) fueled by effective and efficient capital and risk management (the capital efficiency side of our business). Both sides of our business working harmoniously to meet the complex needs of the leading financial institutions.
We are a product-focused technology company that deploys sophisticated data science and proprietary, AI-powered technology to enable better outcomes for financial institutions, their existing and potential customers, and institutional or sophisticated investors.
We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services and other service providers, their customers, and investors. Services providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions. We believe Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles: (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles (“Financing Vehicles”).
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

At our core, we are a technology company that deploys data science and technology to drive better results across the financial ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners are able to approve more customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits with limited incremental risk or funding requirements. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors benefit through gaining exposure to these assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

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

Foreign Private Issuer Exemptions

We are technically a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we are permitted to furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we are not required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of the Ordinary Shares. Nevertheless, on January 16, 2024, we announced that we intend to elect to voluntarily file on U.S. domestic issuer forms with the SEC beginning with our first quarter 2024 results.

Our Economic Model

Pagaya’s revenues are primarily derived from Network Volume. We define Network Volume as the gross dollar value of assets originated by our Partners with the assistance of our artificial intelligence (“AI”) technology1 and, with respect to single-family rental operations, the gross dollar value of services, which may include the value of newly onboarded properties onto our Darwin platform. We generate revenue from network AI fees, contract fees, interest income and investment income. Revenue from fees is comprised of network AI fees and contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees.

We primarily earn AI integration fees for the creation and delivery of the assets that comprise our Network Volume.

Capital markets execution and contract fees are primarily earned from investors. Multiple funding channels are utilized to enable the purchase of network assets from our Partners, such as asset backed securitizations. Capital markets execution fees are primarily earned from the market pricing of ABS transactions while contract fees are management, performance and similar fees.
Additionally, we earn interest income from our risk retention holdings and our corporate cash balances and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.

We incur costs when Network Volume is acquired by the Financing Vehicles. These costs, which we refer to as ‘‘Production Costs,’’ compensate our Partners for acquiring and originating assets. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume. An important operating metric to evaluate the success of our economic model, therefore, is FRLPC, or fee revenue less Production Costs.

Additionally, we have built what we believe to be a leading data science and AI organization that has enabled us to assist our Partners as they make decisions to extend credit to consumers or for the identification and purchase, or property management, of single-family rental properties. Excluding Production Costs, headcount, technology overhead and research and development expenses represent the significant portion of our expenses.
Key Factors Affecting Our Performance
Expanded Usage of Our Network by Our Existing Partners
1 Our proprietary technology uses machine learning models as a subset of artificial intelligence that go through extensive testing, validation, and governance processes before they can be used or modified. The machine learning models are static and do not have the ability to self-correct, self-improve, and/or learn over time. Any change to the models requires human intervention, testing, validation, and governance approvals before a change can be made.

Our AI technology typically enables Partners to convert a larger proportion of their application volume into originated loans, enabling them to expand their ecosystem and generate incremental revenues. Our Partners have historically seen rapid scaling of origination volume on our network shortly after onboarding and the contribution of Pagaya’s network to Partners’ total origination volume tends to increase over time. By integrating our product, connected lenders can increase originations by up to 25% in some cases.

Adoption of Our Network by Partners
We devote significant time to, and have a team that focuses on, onboarding and managing Partners to our network. We believe that our success in adding new Partners to our network is driven by our distinctive value proposition: driving significant revenue uplift to our Partners at limited incremental cost or credit risk to the Partner. Our success adding new Partners has contributed to our overall Network Volume growth and driven our ability to rapidly scale new asset classes. In 2022, we onboarded six new Partners, including Klarna and Ally Financial. Approximately $1.1 billion of Network Volume was generated by these new Partners and channels on our network during the year ended December 31, 2023. During 2023, we expanded our network with four new Partners, including U.S. Bank, a top 5 auto captive, Exeter Finance and Westlake Financial.
Continued Improvements to Our AI Technology
We believe our historical growth has been significantly influenced by improvements to our AI technology, which are in turn driven both by the deepening of our proprietary data network and the strengthening of our AI technology. As our existing Partners grow their usage of our network, new Partners join our network, and as we expand our network into new asset classes, the value of our data asset increases. Our technology improvements thus benefit from a flywheel effect that is characteristic of AI technology, in that improvements are derived from a continually increasing base of training data for our technology. We have found, and we expect to continue to experience, that more data leads to more efficient pricing and greater Network Volume. Since inception, we have evaluated more than $1.8 trillion in application volume.
In addition to the accumulation of data, we make improvements to our technology by leveraging the experience of our research and development specialists. Our research team is central to accelerating the sophistication of our AI technology and expanding into new markets and use cases. We are reliant on these experts’ success in making these improvements to our technology over time.
Availability and Pricing of Funding from Investors

Regardless of market conditions, the availability and pricing of funding from investors is critical to our growth. We have diversified our investor network and will continue to seek to further diversify our investor base. In the year ended December 31 2023, our top 5 ABS investors contributed approximately 50% of our total ABS funding, compared to 70% in the year ended December 31, 2022.

Performance of Assets Originated with the Assistance of Our Proprietary Technology
The availability of funding from investors is a function of demand for consumer credit and residential real estate assets, as well as the performance of such assets originated with the assistance of our AI technology and purchased by Financing Vehicles. Our AI technology and data-driven insights are designed to enable relative outperformance versus the broader market. We believe that investors in Financing Vehicles view our AI technology as an important component in delivering assets that meet their investment criteria. See “Item 3.D.—Risk Factors—Risks Related to the Operations of Our Business” in this Annual Report.
Impact of Macroeconomic Cycles and Global and Regional Conditions

We expect economic cycles to affect our financial performance and related metrics. Macroeconomic conditions, including, but not limited to the evolving conflict in Israel, rising interest rates, inflation, supply chain disruptions, labor shortages, bank failures, U.S. deficit concerns, and the Russian invasion of Ukraine, may impact consumer demand for financial products, our Partners’ ability to generate and convert customer application volume, as well as the availability of funding from our investors through the Financing Vehicles. On October 7, 2023, a terrorist organization primarily based in the Gaza Strip launched a series of attacks on Israel, igniting a war with Israel. The conflict is rapidly evolving and developing, and the intensity and duration of the current war and any escalation is difficult to predict, as are its economic impacts on the Company’s business and operations and on regional and global political and economic conditions in general. Although the Company’s business operations have not been materially impacted due to this evolving conflict as of the date of this Report, our business, financial condition, results of operations and prospects may be adversely affected due to the ongoing nature of this conflict. The recent rise in inflation and corresponding rapid rise in interest rates may increase financing costs and adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new Network Volume. In addition, rising inflation may create an escalation in our operating costs, including employee compensation, financing costs, and general corporate expenses, which could reduce our cash flow and operating income. As of the date of this report, we have not experienced material impacts to our business performance from inflationary pressure. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries. Any impact to investor returns may lead to an adverse impact on our earnings. The increased risk-free rate of return may impact investor demand for risk assets such as consumer credit, which may constrain our ability to raise new funding for Network Volume. While our ability to raise new funding has not been materially impacted, the cost of capital has increased due to the higher interest rate environment which has led to a reduction in conversion ratio to meet investor return hurdles, more than offset by an increase in application volume to our network from our Partners, resulting in net growth in Network Volume this year. We continue to closely monitor the ongoing Russia-Ukraine conflict and its global impacts. While the outcome remains highly uncertain, we do not believe the ongoing Russia-Ukraine conflict will have a material impact on our business and results of operation. However, if the Russia-Ukraine conflict continues or worsens, leading to greater global economic disruptions and uncertainty, our business and results of operations could be materially impacted. Adverse developments that affect financial institutions, transactional counterparties or other third parties, such as bank failures and protracted U.S. federal debt ceiling negotiations, or concerns or speculation about any similar events or risks, could lead to credit downgrades and market-wide liquidity problems, which in turn may cause Partners and their customers and other third parties to become unable to meet their obligations under various types of financial arrangements as well as general disruptions or instability in the financial markets, which may adversely affect our business. A prolonged economic downturn may also adversely affect the performance of assets that Financing Vehicles acquire from our network. At the same time, such events, including the COVID-19 pandemic or the inflationary environment, provide key data that we can utilize to improve our AI technology, and they may also help to validate the outcomes our network drives for both Partners and investors. For a further discussion of uncertainties and other factors that could impact our operating results, see “Item 3.D.—Risk Factors” section in this Annual Report.

Key Operating Metric
We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections and make strategic decisions. In addition to total revenues, net operating income (loss), other measures under U.S. GAAP, and certain non-GAAP financial measures (see discussion and reconciliation herein titled “Reconciliation of Non-GAAP Financial Measures”), we consider Network Volume to be a key operating metric we use to evaluate our business. The following table sets forth our Network Volume for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
	($ in millions)
Network Volume	$8,299	$7,307	$4,904

Network Volume

We believe the Network Volume metric to be a suitable proxy for our overall scale and reach, as we generate revenue primarily on the basis of Network Volume. Network Volume is primarily driven by our relationships with our Partners and SFR Partners, and we believe that this has benefited from continuous improvements to our proprietary technology, enabling our network to more effectively identify assets for acquisition by the Financing Vehicles, thereby providing additional investment opportunities to investors. Network Volume is comprised of assets across several asset classes, including personal loans, auto loans, residential real estate, and point of sale receivables.
Components of Results of Operations
Revenue

We generate revenue from network AI fees, contract fees, interest income and investment income. Network AI fees and contract fees are presented together as Revenue from fees in the consolidated financial statements. Revenue from fees is recognized after applying the five-step model consistent with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Consumers” (“ASC 606”). Revenue from fees is inclusive of network AI fees and contract fees.
Network AI fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. We earn AI integration fees for the creation and delivery of the assets that comprise our Network Volume. Multiple funding channels are used to enable the purchase of network assets from our Partners, such as ABS. Capital markets execution fees are earned when a pre-funded, Pagaya-sponsored ABS vehicle is sold by underwriters.
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
Costs and Operating Expenses
Costs and operating expenses consist of Production Costs, technology, data and product development expenses, sales and marketing expenses, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, share-based compensation, and outsourcing comprise a significant component of several of these expense categories. A portion of our non-share-based compensation expense and, to a lesser extent, certain operating expenses (excluding Production Costs) are denominated in the new Israeli shekel (“NIS”), which could result in variability in our operating expenses which are presented in U.S. Dollars.
Production Costs
Production Costs are primarily comprised of expenses incurred when Network Volume is transferred from Partners into Financing Vehicles, as our Partners are responsible for marketing and customer interaction and facilitating the flow of additional application flow. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume. Additionally, but to a lesser extent, Production Costs also include expenses incurred to renovate single-family rental properties.

Technology, Data and Product Development
Technology, data and product development expenses primarily comprise costs associated with the maintenance and ongoing development of our network and AI technology, including personnel, allocated costs, and other development-related expenses. Technology, data and product development costs, net of amounts capitalized in accordance with U.S. GAAP, are expensed as incurred. The capitalized internal-use software is amortized on a straight-line method over the estimated useful life in technology, data and product development costs. We have invested and believe continued investments in technology, data and product development are important to achieving our strategic objectives.
Sales and Marketing
Sales and marketing expenses, related to Partner onboarding, development, and relationship management, as well as capital markets investor engagement and marketing, are comprised primarily of salaries and personnel-related costs, as well as the costs of certain professional services, and allocated overhead. Sales and marketing expenses are expensed as incurred. Sales and marketing expenses in absolute dollars may fluctuate from period to period based on the timing of our investments in our sales and marketing functions. These investments may vary in scope and scale over future periods depending on our pipeline of new Partners and strategic investors.
General and Administrative
General and administrative expenses primarily comprise personnel-related costs for our executives, finance, legal and other administrative functions, insurance costs, professional fees for external legal, accounting and other professional services and allocated overhead costs. General and administrative expenses are expensed as incurred.
Other Income (expense), net
Other Income (expense), net primarily consists of changes in the fair value of warrant liabilities and other non-recurring items, including credit-related impairment losses on investments in loans and securities.
Income Tax Expense
We account for taxes on income in accordance with ASC 740, “Income Taxes” (“ASC 740”). We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is expected to be lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated in the United States or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate in their respective tax jurisdictions.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated variable interest entities (‘‘VIEs’’) and consists of the portion of the net income of these consolidated entities that is not attributable to us.

A.Operating Results
The following table sets forth operating results for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,
	2023	2022	2021
Revenue
Revenue from fees	$772,814	$685,414	$445,866
Other Income
Interest income	38,748	57,758	28,877
Investment income (loss)	489	5,756	(155)
Total Revenue and Other Income	812,051	748,928	474,588
Production costs	508,944	451,084	232,324
Technology, data and product development (1)	74,383	150,933	66,211
Sales and marketing (1)	49,773	104,203	49,627
General and administrative (1)	203,351	294,213	132,235
Total Costs and Operating Expenses	836,451	1,000,433	480,397
Operating Loss	(24,400)	(251,505)	(5,809)
Other expense, net	(156,768)	(24,869)	(55,839)
Loss Before Income Taxes	(181,168)	(276,374)	(61,648)
Income tax expense	15,571	16,400	7,875
Net Loss	(196,739)	(292,774)	(69,523)
Less: Net income (loss) attributable to noncontrolling interests	(68,301)	9,547	21,628
Net Loss Attributable to Pagaya Technologies Ltd.	$(128,438)	$(302,321)	$(91,151)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(128,438)	$(302,321)	$(91,151)
Less: Undistributed earnings allocated to participated securities	—	(12,205)	(19,558)
Less: Deemed dividend distribution	—	—	(23,612)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$(128,438)	$(314,526)	$(134,321)
Net loss per share:
Basic and Diluted (2)	$(2.14)	$(8.22)	$(8.25)
Non-GAAP adjusted net income (loss) (3)	$16,556	$(32,664)	$37,259
Non-GAAP adjusted net income (loss) per share (3):
Basic (2)	$0.28	$(0.85)	$2.29
Diluted (2)	$0.27	$(0.85)	$1.70
Weighted average shares outstanding:
Basic and Diluted (2)	60,038,893	38,253,737	16,276,048
Weighted average shares outstanding (Non-GAAP):
Basic (2)	60,038,893	38,253,737	16,276,048
Diluted (2)	61,693,526	58,302,653	21,916,293

(1) The following table sets forth share-based compensation for the periods indicated below (in thousands):

	Year Ended December 31,
	2023	2022	2021
Technology, data and product development	$12,375	$81,337	$27,042
Sales and marketing	13,216	58,377	18,458
General and administrative	45,464	101,975	22,285
Total share-based compensation in operating expenses	$71,055	$241,689	$67,785
Share-based compensation for the year ended December 31, 2022 included compensation of $172.2 million related to the vesting of certain performance-based options, which was included in technology, data and product development, sales and marking, and general and administrative expenses. Certain of the performance awards, provided to certain founders and directors, do not contain any time-based employment requirements and are only subject to certain stock performance conditions. Share-based compensation for the year ended December 31, 2021 included compensation of $56.8 million related to the amount paid in excess of the estimated fair value of ordinary shares as of the date of the transactions in connection with a secondary sale.

(2) Share amounts have been retroactively adjusted to reflect the 1-for-12 reverse share split effected on March 8, 2024.

(3) See “Reconciliation of Non-GAAP Financial Measures” elsewhere within this “Operating and Financial Review and Prospects” for a reconciliation of this and Adjusted EBITDA.
Comparison of Year Ended December 31, 2023 and 2022

Total Revenue and Other Income

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$772,814	$685,414	$87,400	13%
Interest income	38,748	57,758	(19,010)	(33)%
Investment income	489	5,756	(5,267)	(92)%
Total Revenue and Other Income	$812,051	$748,928	$63,123	8%
Total revenue and other income, increased by $63.1 million, or 8%, to $812.1 million for the year ended December 31, 2023 from $748.9 million for the year ended December 31, 2022. The increase was primarily driven by an increase in revenue from fees, partially offset by decreases in interest income and investment income.
Revenue from fees increased by $87.4 million, or 13%, to $772.8 million for the year ended December 31, 2023 from $685.4 million for the year ended December 31, 2022. The increase was primarily due to a $97.1 million increase in Network AI fees, comprised of AI integration fees and capital markets execution fees, from $599.0 million for the year ended December 31, 2022 to $696.0 million for the year ended December 31, 2023. The increase in Network AI fees was primarily driven by a favorable impact from AI integration fees earned from contractual fee arrangements with certain Partners which did not exist during the year ended December 31, 2022, coupled with the growth in Network Volume, which increased by 14% from $7.3 billion for the year ended December 31, 2022 to $8.3 billion for the year ended December 31, 2023. These increases were partially offset by a decrease in capital markets execution fees earned from our ABS transactions affected by tighter economic environment during the year ended December 31, 2023.

Contract fees, comprised of administration and management fees and performance fees, decreased by $9.7 million from $86.4 million for the year ended December 31, 2022 to $76.8 million for the year ended December 31, 2023, reflecting a decline in net asset values of the assets held by certain Financing Vehicles primarily driven by an increase in redemptions in such vehicles.
Interest income decreased by $19.0 million, or 33%, to $38.7 million for the year ended December 31, 2023 from $57.8 million for the year ended December 31, 2022. The decrease in interest income was directly related to our risk retention holdings and related securities held in our consolidated VIEs as well as certain risk retention holdings held directly by our consolidated subsidiaries. For further information, see “—Net Income (Loss) Attributable to Noncontrolling Interests.” The decrease in interest income was primarily the result of changes in structure and composition of the investments in loans and securities portfolio, partially offset by higher interest income on our cash balances.
Investment income decreased by $5.3 million to $0.5 million for the year ended December 31, 2023 from $5.8 million for year ended December 31, 2022, reflecting a less favorable impact from the change in valuation of certain proprietary investments.

Costs and Operating Expenses

	Year Ended December 31,
	2023	2022
	(in thousands)
Production costs	$508,944	$451,084
Technology, data and product development	74,383	150,933
Sales and marketing	49,773	104,203
General and administrative	203,351	294,213
Total Costs and Operating Expenses	$836,451	$1,000,433

Production Costs

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Production costs	$508,944	$451,084	$57,860	13%
Production costs increased by $57.9 million, or 13%, to $508.9 million for the year ended December 31, 2023 from $451.1 million for the year ended December 31, 2022. This increase was predominantly due to increases in Network Volume and to a lesser extent the composition of the asset classes that make up our Network Volume, as well as new Partners onboarded to our network.

Technology, Data and Product Development

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Technology, data and product development	$74,383	$150,933	$(76,550)	(51)%

Technology, data and product development costs in the year ended December 31, 2023 decreased $76.6 million, or 51%, compared to the same period in 2022. Excluding Darwin’s contribution of $4.7 million for the 2023 period, technology, data and product development costs decreased $81.3 million for the year ended December 31, 2023, primarily driven by a $82.9 million decrease in compensation expenses, including a $69.3 million decrease in share-based compensation due to the absence of the acceleration of vesting of certain performance awards which occurred during the year ended December 31, 2022 and decreased headcount during the year ended December 31, 2023.

Sales and Marketing

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$49,773	$104,203	$(54,430)	(52)%
Sales and marketing costs in the year ended December 31, 2023 decreased by $54.4 million, or 52%, compared to the same period in 2022. This decrease was primarily due to a $51.3 million decrease in compensation expenses, including a $45.2 million decrease in share-based compensation due to the absence of the acceleration of vesting of certain performance awards which occurred during the year ended December 31, 2022 and a decreased headcount in the 2023 period. Also contributing to the decrease was a $3.1 million decrease in expenses related to marketing.

General and Administrative

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
General and administrative	$203,351	$294,213	$(90,862)	(31)%

General and administrative costs in the year ended December 31, 2023 decreased by $90.9 million, or 31%, compared to the same period in 2022. Excluding Darwin’s contribution of $24.1 million for the 2023 period, general and administrative costs decreased $115.0 million for the year ended December 31, 2023, primarily driven by a $62.7 million decrease in compensation expenses, including a $59.9 million decrease in share-based compensation due to the absence of the acceleration of vesting of certain performance awards which occurred during the year ended December 31, 2022 and a decreased headcount in the 2023 period. Also contributing to the decrease was a $53.2 million decrease in expenses related to the public company readiness, legal and other business-related professional services.

Other Income (Expense), Net

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Other expense, net	$(156,768)	$(24,869)	$(131,899)	(530)%
Other expense, net for the year ended December 31, 2023 increased by $131.9 million, compared to the same period in 2022. The increase was primarily due to a higher credit-related impairment loss of $97.6 million on certain investments, driven by changes in the fair value of investments in loans and securities as a result of fluctuations in key inputs to the discounted cash flow models used to determine fair value. We are not exposed economically to a significant portion of these fair value changes as certain investments are held within consolidated VIEs. For further information, please see “—Net Income (Loss) Attributable to Noncontrolling Interests.” Also contributing to the increase were higher interest expenses of $25.7 million due to higher interest rates and increased borrowing to support business growth, and a $12.9 million unfavorable impact from the changes in fair value remeasurement of warrants.

Income Tax Expense

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Income tax expense	$15,571	$16,400	$(829)	(5)%
Income tax expense decreased by $0.8 million, or 5%, to $15.6 million for the year ended December 31, 2023 from $16.4 million for the year ended December 31, 2022. The decrease was primarily driven by geographical mix of taxable net income.

Net Income Attributable to Noncontrolling Interests

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands, except percentages)
Net income (loss) attributable to noncontrolling interests	$(68,301)	$9,547	$(77,848)	(815)%
Net Income (loss) attributable to noncontrolling interests in the year ended December 31, 2023 decreased by $77.8 million, or 815%, compared to the same period in 2022. The decrease was driven by the net loss generated by our consolidated VIEs associated with our risk retention holdings. This amount represented the net income (loss) of the consolidated VIEs to which we had no economic right and was the result of interest income of $14.5 million generated from risk retention holdings offset by the credit-related impairment loss of $82.8 million on the same risk retention holdings. For further information, see “—Total Revenue and Other Income” and “—Other Income (Expense), net.”
Reconciliation of Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared and presented in accordance with U.S. GAAP, we use the non-GAAP financial measures FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. We are presenting these non-GAAP financial measures because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.

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
To address these limitations, we provide a reconciliation of FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA to the most directly comparable U.S. GAAP measure. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with their respective related U.S. GAAP financial measures.

FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA
FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021 are summarized below (in thousands):

	Year Ended December 31,
	2023	2022	2021
Fee Revenue Less Production Cost (FRLPC)	$263,870	$234,330	$213,542
Adjusted Net Income (Loss)	$16,556	$(32,664)	$37,259
Adjusted EBITDA	$82,022	$(4,834)	$45,949

FRLPC is defined as revenue from fees less production costs. We use FRLPC as part of overall assessment of performance, including the preparation of our annual budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board of Directors concerning our financial performance. Adjusted Net Income (Loss) is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, and non-recurring expenses associated with mergers and acquisitions. Adjusted EBITDA is defined as net income (loss) attributable to our shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and provision (and benefit from) for income taxes.
These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA in this report because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following tables present a reconciliation of the most directly comparable U.S. GAAP measure to FRLPC, Adjusted Net Income (Loss) and Adjusted EBITDA (in thousands):

	Year Ended December 31,
	2023	2022	2021
Revenue from fees	$772,814	$685,414	$445,866
Production costs	508,944	451,084	232,324
Fee Revenue Less Production Cost (FRLPC)	$263,870	$234,330	$213,542

	Year Ended December 31,
	2023	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(128,438)	$(302,321)	$(91,151)
Adjusted to exclude the following:
Share-based compensation	71,055	241,689	67,785
Fair value adjustment to warrant liability	1,842	(11,088)	53,019
Impairment loss on certain investments	52,381	8,836	—
Write-off of capitalized software	1,938	3,209	—
Restructuring expenses	5,450	—	—
Transaction-related expenses	6,153	—	—
Non-recurring expenses	6,175	27,011	7,606
Adjusted Net Income (Loss)	$16,556	$(32,664)	$37,259
Adjusted to exclude the following:
Interest expenses	30,740	5,136	—
Income tax expense (benefit)	15,571	16,400	7,875
Depreciation and amortization	19,155	6,294	815
Adjusted EBITDA	$82,022	$(4,834)	$45,949
B. Liquidity and Capital Resources
As of December 31, 2023 and December 31, 2022, the principal sources of liquidity were cash, cash equivalents and restricted cash of $222.5 million and $337.1 million, respectively. Our unique pre-funded model, where we raise and deploy capital without the need to use on-balance sheet warehouse credit facilities, gives us agility to manage and grow through economic cycles. See “Securitizations” section below.

Our primary requirements for liquidity and capital resources are to purchase and finance risk retention requirements, invest in technology, data and product development and to attract, recruit and retain a strong employee base, as well as to fund potential strategic transactions, including acquisitions, if any. We intend to continue to make strategic investments to support our business plans.

We do not have capital expenditure commitments as the vast majority of our capital expenditures relate to the capitalization of certain compensation and non-compensation expenditures used in the development and improvement of our proprietary technology. We expect capital expenditures during fiscal 2024 to be consistent with fiscal 2023. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. We have based these estimates on assumptions that may prove to be wrong and could use our available capital resources sooner than we currently expect, and future capital requirements and the adequacy of available funds will depend on many factors, including those described below as well as in “Item 3.D.—Risk Factors” in this Annual Report. Our capital expenditures for fiscal years 2023, 2022 and 2021 amounted to $20.2 million, $22.4 million and $6.6 million, respectively.

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

We expect to fund our operations with existing cash and cash equivalents, cash generated from operations, including cash flows from investments in loans and securities, and additional secured borrowings, including repurchase agreements. We may also raise additional capital, including through borrowings under the new credit facility that we entered into in February 2024 (see further description of the new credit facility below in the section titled “Credit Agreement”) or through the sale or issuance of equity or debt securities, as described below in the sections titled “The Committed Equity Financing” and “Shelf Registration Statement,” as well as the issuance of up to an additional 1,666,666 Series A Preferred Shares. The ownership interest of our shareholders will be, or could be, diluted as a result of sales or issuances of equity or debt securities, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of our shareholders of Class A Ordinary Shares. We intend to support our liquidity and capital position by pursuing diversified sources of financing, including debt financing, secured borrowings, or equity financing. The rates, terms, covenants and availability of such additional financing is not guaranteed and will be dependent on not only macro-economic factors, but also on Pagaya-specific factors such as the results of our operations and the returns generated by loans originated with the assistance of our AI Technology.

Additional debt financing, such as secured or unsecured borrowings, including repurchase agreements, credit facilities or corporate bonds, and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in “Item 3.D.—Risk Factors” in this Annual Report.

In addition, we will receive the proceeds from any exercise of any public warrants and private placement warrants in cash. Each public warrant and each private placement warrant that was issued and exchanged for each EJFA Private Placement Warrant in the EJFA Merger entitles the holder thereof to purchase one Class A Ordinary Share at a price of $138 per share. The aggregate amount of proceeds could be up to $169.6 million if all such warrants are exercised for cash. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity.

As of February 29, 2024, the price of our Class A Ordinary Shares was $17.76 per share (as adjusted to reflect the Reverse Share Split). We believe the likelihood that warrant holders will exercise their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $138 per share, we believe warrant holders will be unlikely to exercise on a cash basis their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the EJFA Merger. To the extent the public warrants and private placement warrants are exercised by warrant holders, ownership interest of our shareholders will be diluted as a result of such issuances. Moreover, the resale of Class A Ordinary Shares issuable upon the exercise of such warrants, or the perception of such sales, may cause the market price of our Class A Ordinary Shares to decline and impact our ability to raise additional financing on favorable terms. See “Item 3.D.—Risk Factors—We have and may need to continue to raise additional funds in the future, including but not limited to, through equity, debt, secured borrowings, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business” and “Item 3.D.—Risk Factors—Risks Related to Ownership of our Class A Ordinary Shares and Warrants” in this Annual Report.

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

Securitizations

In connection with asset-backed securitizations, we sponsor and establish securitization vehicles to purchase loans originated by our Partners. Securities issued from our asset-backed securitizations are senior or subordinated, based on the waterfall criteria of loan payments to each security class. The subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by securitization vehicles and may choose to hold more than 5% depending on many factors. In ordinary course of business, we enter into certain financing arrangements to finance our risk retention balance in certain notes and securities retained from securitization transactions. From time to time, the Company makes cash deposits that serve to collateralize guarantees for related transactions, included in restricted cash on the consolidated balance sheets. For further information, see Note 6 and Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

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

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the VWAP as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount the VWAP for such Purchase Valuation Period (as defined in the Equity Financing Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 3,344,967 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, we issued 3,878 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in our consolidated statements of operations. During the year ended December 31, 2023, 1,587,157 shares were issued under the Equity Financing Purchase Agreement for net proceeds of $27.2 million.

The Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The foregoing descriptions of the Equity Financing Purchase Agreement and the Equity Financing Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference to Exhibits 4.8 and 2.7, respectively, to this Annual Report.
Shelf Registration Statement

On October 4, 2023, we filed a shelf registration statement on Form F-3 (the “Shelf Registration”) with the SEC that was declared effective on October 16, 2023. Under this Shelf Registration, we may, from time to time, offer and sell in one or more offerings Class A ordinary shares, various series of debt securities and/or warrants to purchase any of such securities, either individually or in combination with any of these securities, up to $500 million.

Cash Flows
The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Year Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$9,577	$(40,000)	$49,811
Net cash used in investing activities	$(412,693)	$(265,419)	$(140,740)
Net cash provided by financing activities	$289,096	$437,920	$289,624
Operating Activities

Our primary uses of cash in operating activities are for ordinary course of business, with the primary use related to employee and personnel-related expenses. As of December 31, 2023, we had 712 employees, including 142 full-time Darwin employees, compared to 809 on December 31, 2022. During the first and second quarters of 2023, we reduced our headcount by over 20% across our Israel and U.S. offices. This reduction in workforce enabled us to streamline our operations resulting in cost savings.
Net cash provided by operating activities for the year ended December 31, 2023 was $9.6 million, an increase of $49.6 million from net cash used in operating activities of $40.0 million for the year ended December 31, 2022. This reflects our net loss including noncontrolling interests of $196.7 million, adjusted for non-cash charges of $227.2 million, partially offset by net cash outflows of $20.9 million used in changes in our operating assets net of operating liabilities.

Non-cash charges primarily consisted of (1) impairment losses on investments in loans and securities, which increased by $75.1 million driven by changes in the fair value of investments in loans and securities as a result of fluctuations in key inputs to the discounted cash flow models used to determine fair value (we are not exposed economically to a portion of these fair value changes as certain investments are held within consolidated VIEs), (2) share-based compensation, which decreased by $170.6 million due to the absence of the acceleration of vesting of certain performance awards which occurred during the year ended December 31, 2022, (3) depreciation and amortization, which increased by $12.8 million primarily from capitalized software, and (4) fair value adjustment to warrant liability, which increased by $12.9 million driven by changes in the market price of our Class A Ordinary Shares.

Our net cash outflows resulting from changes in operating assets and liabilities decreased by $21.1 million to $20.9 million for the year ended December 31, 2023 compared to $41.9 million for the year ended December 31, 2022, reflecting cost savings.
Investing Activities

Our primary uses of cash in investing activities are the purchase of risk retention assets of sponsored securitization vehicles and investments in equity method and other investments.

For the year ended December 31, 2023, net cash used in investing activities of $412.7 million was primarily attributable to purchases of risk retention assets of $566.2 million, which increased by $210.5 million driven by business growth, partially offset by proceeds received from existing risk retention assets of $172.1 million, which also increased by $59.2 million.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities of $289.1 million was primarily attributable to $132.1 million from secured borrowings executed to finance certain risk retention assets, net of repayments, $75.0 million from revolving credit facility, $74.3 million of proceeds from the issuance of redeemable convertible preferred shares and $27.9 million of proceeds from the issuance of our Class A Ordinary Shares under the Equity Financing Purchase Agreement. These net cash inflows were partially offset by distributions to noncontrolling interests of $23.8 million, net of contributions.

Indebtedness

Credit Agreement

On February 2, 2024, the Company entered into certain Credit Agreement (the “Credit Agreement”) which provides for a 5-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $25 million, which subsequently increased to $35 million, and a 5 year senior secured term loan facility (the “Term Loan Facility,” and together with the Revolving Credit Facility, the “Facilities”) in an initial principal amount of $255 million.

The Facilities replace the SVB Revolving Credit Facility (as defined below). In addition to replacing the SVB Revolving Credit Facility, proceeds of borrowings under the Facilities may be used for general corporate purposes of the Company and its subsidiaries. As of the date of this filing, no borrowings have been made under the Revolving Credit Facility.

The Company may voluntarily prepay borrowings under the Facilities at any time and from time to time subject to, in regards to voluntary prepayments and certain mandatory prepayments of the Term Loan Facility, a 3.00% fee if paid prior to the first anniversary of the Term Loan Facility, 2.00% if paid after the first anniversary but prior to the second anniversary, 1.00% if after the second anniversary but prior to the third anniversary, and 0.50% if after the third anniversary but prior to the fourth anniversary. In each case, prepayments of the Facilities may be subject to the payment of “breakage” costs.

The Facilities contain certain customary mandatory prepayment events, including requirements to prepay the Term Loan Facility with excess cash flow and with the net cash proceeds from certain asset dispositions and casualty events, subject to customary reinvestment rights and other exceptions.

No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility. Amortization payments are required to be made in respect of the term loans under the Term Loan Facility in amount of 1.25% per quarter of the original principal amount of the term loans under the Term Loan Facility.

Borrowings under the Facilities bear interest at a rate per annum equal to, at the Company’s option, (i) a base rate (determined based on the prime rate and subject to a 2.00% floor) plus a margin of 6.50% and (ii) an adjusted term Secured Overnight Financing Rate (subject to a 1.00% floor) plus a margin of 7.50%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions, and make restricted payments and other distributions. The Credit Agreement contains certain financial covenants customary for a credit facility of this type, which include, among other things, a maximum first lien leverage ratio, a minimum fixed charge coverage ratio and a minimum tangible book value ratio. The Credit Agreement also contains affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

The foregoing descriptions of the Credit Agreement are qualified in their entirety by reference to the full and complete terms thereof, which are incorporated herein by reference to Exhibit 4.7 of this Annual Report.

Termination of SVB Credit Facility

In connection with entering into the Credit Agreement, the Company repaid and replaced all outstanding obligations with respect to, and terminated the commitments under the SVB Credit Agreement (as such is defined below) dated as of September 2, 2022 (as amended by that certain First Amendment, dated as of November 7, 2023), among the Company, as a borrower, Pagaya US as a borrower, the lenders party thereto and Silicon Valley Bank, as administrative agent.

As background, on September 2, 2022, we entered into that certain Senior Secured Revolving Credit Agreement (the “SVB Credit Agreement”) by and among Pagaya, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank (“SVB”) , as administrative agent and collateral agent, which provides for a 3-year senior secured revolving credit facility (the “SVB Revolving Credit Facility”) in an initial principal amount of $167.5 million, which included a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to a U.S. dollar equivalent of $20.0 million could be issued in NIS.

The SVB Revolving Credit Facility replaced the 2021 Credit Facility. Borrowings under the SVB Revolving Credit Facility bore interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrued on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and was payable quarterly in arrears. The Company could voluntarily prepay borrowings under the SVB Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments were required to be made in respect of borrowings under the SVB Revolving Credit Facility.

The Company’s obligations under the SVB Credit Agreement were guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and were secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The SVB Credit Agreement contained customary negative covenants, which included, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The SVB Credit Agreement contained the following financial maintenance covenants, which would be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2022: (i) a minimum Consolidated Adjusted Quick Ratio (as defined in the SVB Credit Agreement) of 1.25:1.00 and (ii) Consolidated Total Revenue (as defined in the Credit Agreement) not less than the amounts set forth in the SVB Credit Agreement. The SVB Credit Agreement also included affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The SVB Credit Agreement included events of default related to, among other things, failure to pay amounts due under the SVB Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

On November 7, 2023, we entered into an amendment to the SVB Revolving Credit Facility. The amendment did not alter the SVB Revolving Credit Facility amount, maturity, or participating lenders. The amendment was limited, in material respects, to (i) adding Pagaya US Holdings Company LLC, a wholly-owned subsidiary of the Company, as a co-borrower, (ii) revising the customary negative covenants to provide more flexibility to the Company and our consolidated subsidiaries to incur indebtedness, grant liens, and make certain investments; and (iii) changing one of our financial maintenance covenants to use Adjusted EBITDA as the relevant metric, rather than Total Revenue.

As of December 31, 2023, the Company had $90.0 million drawn, letters of credit issued in the amount of $10.05 million, and $67.45 million of remaining borrowing capacity available under the SVB Revolving Credit Facility. The Company is in compliance with all covenants.

Contractual Obligations, Commitments and Contingencies
During the normal course of business, we enter into certain lease contracts with lease terms through 2032. As of December 31, 2023, the total remaining contractual obligations are approximately $63.0 million, of which $9.8 million is for the next 12 months. During the year ended December 31, 2023, we entered into a purchase commitment with our third-party cloud computing web services provider, which included an annual purchase commitment of $4.6 million for the period from October 2023 through September 2025. As of December 31, 2023, the total remaining contractual obligations are approximately $8.5 million, of which $4.9 million is for the next 12 months. We may pay more than the minimum purchase commitment based on usage.
In the ordinary course of business, the Company may provide indemnifications or loss guarantees of varying scope and terms to customers and other third parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of December 31, 2023, there have been no known events or circumstances that have resulted in a material indemnification liability and the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications. For certain contracts meeting the definition of a guarantee or a derivative, the guarantor must recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, the guarantor must disclose the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, if there were a default by the guaranteed parties. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. As of December 31, 2023, the maximum potential amount of undiscounted future payments the Company could be required to make under these guarantees totaled $26.0 million. In accordance with the guarantee contracts, the maximum potential payment amount has been segregated and recognized within restricted cash in the consolidated balance sheet.
For a discussion of our long-term debt obligations and operating lease obligations as of December 31, 2023, see Note 6 and Note 10, respectively, to our consolidated financial statements included elsewhere in this Annual Report.
Off-Balance Sheet Arrangements
In the ordinary course of business, we engage in activities with unconsolidated VIEs, including our sponsored securitization vehicles, which we contractually administer. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by sponsored securitization vehicles. From time to time, we may, but are not obligated to, purchase assets from the Financing Vehicles. Such purchases could expose us to loss. For additional information, refer to Note 8 to the consolidated financial statements elsewhere included in this Annual Report.

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
D. Trend Information
Other than as disclosed in the section titled “Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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

Investments in Loans and Securities

Investments in loans and securities are classified as available for sale and presented at fair value based on discounted cash flows. We determine whether an impairment has resulted from a credit loss or other factors. We determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. We recognize an allowance for credit losses, up to the amount of the impairment when appropriate. We recognize the credit loss portion through earnings in the income statement and the noncredit loss portion in accumulated other comprehensive loss.

Prior to 2023, we wrote down the amortized cost basis of the investment if it was more likely than not we would be required, or we intended to sell the investment before recovery of its amortized cost basis, or we did not expect to collect cash flows sufficient to recover the amortized cost basis of the investment.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table provides information as of March 8, 2024 about the directors and certain executive officers of Pagaya. The address for each of the directors and executive officers is 90 Park Avenue, New York, NY 10016. For biographical information concerning the executive officers and directors, see below.

Name	Age	Title
Gal Krubiner	35	Chief Executive Officer, Co-Founder and Director
Avital Pardo	38	Chief Technology Officer, Co-Founder and Director
Yahav Yulzari	38	Chief Revenue Officer, Co-Founder and Director
Evangelos Perros	48	Chief Financial Officer
Sanjiv Das	62	President
Avi Zeevi	72	Director
Dan Petrozzo	59	Director
Harvey Golub	84	Director
Mircea Ungureanu	46	Director
Amy Pressman	60	Director
Nicole Torraco	45	Director

Gal Krubiner, 35, has served as the Chief Executive Officer and a director since co-founding the Company in 2016. Mr. Krubiner brings extensive experience to the investments and wealth management industry with a specialization in innovative and sophisticated credit structured products. Prior to co-founding Pagaya, Mr. Krubiner focused on structuring and distributing sophisticated credit and asset-backed securities products with UBS AG from 2012 to 2016, as well as holding other positions specializing in investment, entrepreneurism, and financial markets. Mr. Krubiner earned a B.A. in Applied Science, Economics & Statistics from Tel-Aviv University.

Avital Pardo, 38, has served as Chief Technology Officer and a director of the Company since co-founding the Company in 2016, and was named Deputy Chief Executive Officer in 2023. Mr. Pardo was instrumental in designing the Company’s AI-based credit model and system. Prior to joining the Company, Mr. Pardo was one of the first employees at Fundbox and focused on the Algorithms from 2014 to 2015. Mr. Pardo earned a B.A. in Mathematics and Physics and a Master of Science, Mathematics from Hebrew University.

Yahav Yulzari, 38, has served as Chief Revenue Officer and a director of the Company since co-founding the Company in 2016. Mr. Yulzari oversees the Company’s growth and global commercial activities. He is a former real estate entrepreneur. Prior to his entrepreneurship endeavors, Mr. Yulzari was a professional goalkeeper in the Israeli football league and he was on the national under 21 team.

Evangelos Perros, 48, has been with Pagaya since 2021 and has served as Chief Financial Officer of the Company since February 2024. Prior to being named CFO, Mr. Perros served as the Interim CFO and, previously, the Company’s Deputy CFO and Head of Strategic Finance. With over 25 years of experience in the financial industry, Mr. Perros holds responsibility for all financial functions at Pagaya, including Investor Relations, Corporate Development and Strategy. Prior to joining Pagaya, he was a Managing Director at JP Morgan Chase, where he served in leadership positions in finance and investment banking, and most recently was a Managing Director and Head of Business Planning & Analysis at Apollo Global Management. Mr. Perros received his B.Sc. in Business Administration and Management from the University of Piraeus and his M.B.A. from Yale School of Management.

Sanjiv Das, 62, joined Pagaya as President in 2023. Mr. Das has over 30 years of experience in financial services and, in his role as President, oversees the strategy and growth of the Company’s commercial business. Prior to joining Pagaya, Sanjiv served as CEO of Caliber Home Loans, a NewRez-owned residential mortgage lending company. There, he delivered record year-over-year growth in the non-banking sector. Mr. Das has also held positions as CEO, President and Chairman of the Board for Citi's Mortgage Division, and as Head of all International Businesses at First Data, a KKR-owned company. He has also held senior roles at Morgan Stanley, American Express and Bank of America. Mr. Das received his Bachelor’s Degree in Mathematics from Delhi University and his M.B.A from the Indian Institute of Management Ahmedabad.

Avi Zeevi, 72, has served as a director of the Company since 2016. Mr. Zeevi has also served as chairman of the board of directors of Payoneer since 2008 (NASDAQ: PAYO). Mr. Zeevi is a FinTech entrepreneur and investor. He is a co-founder of the Viola group—a private equity investment group with over $4 billion of assets under management, and co-founder and general partner of Viola Ventures, a venture capital firm. Mr. Zeevi is also a cofounder and the chairman of the investment committee of Viola FinTech. Mr. Zeevi has more than 40 years of experience as an entrepreneur, executive and investor. Mr. Zeevi has experience in the global financial industry through his involvement in several fintech companies including: MINT Systems, Decalog and Actimize, where he served as an active chairman from 2001 until it was sold to NICE Systems (NASDAQ: NICE). Mr. Zeevi also serves as a director for Personetics Technologies Ltd., Ever Compliant Ltd., Spott Incredibles Technologies Ltd., Shift Time Inc., Duetti Inc., and Bounce Technologies Ltd. He also serves as a director in companies/entities within Viola group and entities affiliated with Viola group. Furthermore, Mr. Zeevi is also the Chairman of the investment committee of Israel Legacy Partners, a private equity fund focused on long-term investments in family companies. Mr. Zeevi is a board member at The Center for Educational Technology (CET) which is dedicated to the advancement of the education system in Israel, in the Jewish world and around the globe, and a board member at Bat Sheva Dance Company. He is also a member of the Board of Governors of the Technion, the Israel Institute of Technology. Mr. Zeevi received his B.Sc in Industrial Engineering from Technion, Israel Institute of Technology.

Dan Petrozzo, 59, has served as a director of the Company since 2018. Mr. Petrozzo is former Partner at Oak HC/FT where he focused on growth equity and early-stage venture opportunities in Fintech. He currently serves on the boards of Sure Inc. and Nokod Security Ltd. Previously, Mr. Petrozzo co-founded Verilume, a cloud computing company, which was sold to Intralinks in 2016.  Mr. Petrozzo is a former partner at Goldman Sachs where he served as Global Head of Technology for Investments Management. He was also Chief Information Officer at Fidelity Investments and Co-Chief Information Officer at Morgan Stanley.  He was also on the founding team at StorageApps, which was sold to Hewlett Packard.  Mr. Petrozzo received his B.A. from Moravian College and his J.D. from Seton Hall University Law School.

Harvey Golub, 84, has served as a director of the Company since 2018. Mr. Golub currently serves as the chairman of Dynasty Financial Partners and Marblegate Acquisition Corp, and as a member of the advisory board of Marblegate Asset Management LLC. He is also on the boards of the American Enterprise Institute and the Manhattan Institute for Policy Research, as well as the board of trustees of Jupiter Medical Center and Maltz Jupiter Theater. Mr. Golub has over 35 years of experience guiding companies’ organizational visions and strategies. He has held management and c-suite roles at American Express and IDS Financial Services and was a director at McKinsey & Co. He has also served on the boards of American International Group, Campbell Soup Company, the Reader’s Digest Association, Dow Jones & Company, Hess Corporation, RHJ International and several private companies. Mr. Golub received his B.S. from the New York University.

Mircea Ungureanu, 46, has served as a director of the Company since 2020. He currently serves as Deputy Head of the Structured Products Group for GIC Private Limited (“GIC”), the sovereign wealth fund of the country of Singapore, which he joined in 2008. Mr. Ungureanu has over 20 years of experience in the finance and accounting fields. Prior to joining GIC, he was a senior portfolio and trading analyst at GMAC-RFC ResCap from 2002 to 2007. Mr. Ungureanu was also a senior auditor and assurance advisor at Ernst & Young from 1999 to 2002. He also serves on the Board of Salude Grade Holdings LLC. Mr. Ungureanu received his B.S. in Statistics and B.B.A. in Finance from the University of Minnesota Duluth and his M.S.A. in Accountancy from the University of Notre Dame.

Amy Pressman, 60, has served as a director of the Company since 2021. She is co-founder of Medallia, the leader in customer experience management software. She served as a director of MDLA until it was taken private in November 2021. She is also a director of OpenGov, the leader in cloud-based software for state and local governments. Before starting Medallia, Ms. Pressman worked as a business strategy consultant for Boston Consulting Group. She has also worked as an independent consultant for technology-based companies in Silicon Valley, a legislative aide on Capitol Hill, and a Peace Corps Volunteer. Ms. Pressman received her BA from Harvard University and her MBA from Stanford Graduate School of Business.

Nicole Torraco, 45, has served as a director of the Company since 2023. Ms. Torraco was most recently the President of FITTLE, the financing arm of Xerox Corporation. She grew FITTLE into a global diversified leasing business and led, among other things, forward funding deals and securitizations for FITTLE. Ms. Torraco served on Xerox’s Executive Committee and Enterprise Risk Management Committee, and was a Director on the Board of Xerox Financial Services LLC. Prior to leading FITTLE, Ms. Torraco served as Xerox’s Chief Strategy and M&A Officer. Before joining Xerox in 2018, she was a Principal at Onex Credit, a global debt securities investor, from 2010 to 2018. Prior to that, Ms. Torraco served as a Director, Distressed and Special Situations, at Babson Capital Management. Ms. Torraco received her undergraduate degree from Harvard College and her Master of Business Administration from the Wharton School at the University of Pennsylvania. Ms. Torraco also has a Director Qualification from the American College of Corporate Directors (ACCD).

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

Board Diversity Matrix (As of March 8, 2024)
Country of Principal Executive Offices:	United States
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	7	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

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

Officers Other than the Chief Executive Officer
The Companies Law requires that the compensation of a public company’s officers who are deemed to be office holders (other than the chief executive officer) be approved in the following order: (i) the compensation committee, (ii) the board of directors, and (iii), if such compensation arrangement is inconsistent with the company’s stated compensation policy, the shareholders (by the special majority vote as discussed immediately above). However, if the shareholders of the company do not approve a compensation arrangement with an officer who is deemed to be an office holder and the terms of such compensation is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after taking into consideration the objection of the shareholders.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the compensation committee; (ii) the board of directors; and (iii) the shareholders (by a special majority vote as discussed above), in that order. The term of such compensation must generally be in accordance with the company’s stated compensation policy; however, in special circumstances, the compensation committee and board of directors may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law, and shareholder approval is obtained (by a special majority vote as discussed above). In addition, if the shareholders of the company do not approve the compensation arrangement of the chief executive officer, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision after taking into consideration the objection of the shareholders. The compensation committee may also waive the shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position if it determines that the compensation arrangement is consistent with the company’s stated compensation policy, the candidate did not have a prior business relationship with the company or a controlling shareholder of the company, and subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to engage the candidate, as specified by the compensation committee in its reasoning for such decision

On September 13, 2023, following approval by the Compensation Committee and the Board, the Company’s shareholders approved the annual base salary and a cash bonus framework for all three of the Company’s co-founders: (i) Gal Krubiner, Chief Executive Officer, (ii) Avital Pardo, Chief Technology Officer, and (iii) Yahav Yulzari, Chief Revenue Officer. The bonus framework will be based on the Company meeting 2023 targets that the Company previously set for three key performance indicators that the Company uses to measure its overall performance: Revenue, Adjusted EBITDA and and FRLPC. The Board will then use a formula that assigns Revenue a weight of 70%, FRLPC a weight of 20%, and Adjusted EBITDA a weight of 10%. Finally, the following performance multipliers will apply for each metric: 0%, 75%, 100%, 150%, 200% and 300%. If the Company exactly meets the target for a particular metric, then a multiplier of 100% will be assigned. If the Company exceeds the target or falls short of the target, a multiplier will be assigned based on how much the metric’s actual performance is greater than or less than the target. In addition to the above formulaic bonus, the Board was granted the authority, in accordance with the Company’s Compensation Policy, to award a discretionary bonus of up to 25% of annual base salary. For more information, see the Company’s Proxy Statement, filed on August 8, 2023.

Compensation of Executive Officers and Directors

The aggregate compensation paid by us to our directors and executive officers as a group (the “Office Holders”), including share-based compensation, was approximately $28.5 million for the year ended December 31, 2023. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. The aggregate compensation includes $18.9 million of share-based compensation for the year ended December 31, 2023. The aggregate share-based compensation for the year ended December 31, 2023 recorded in our financial statements due to options and RSUs granted to our directors and executive officers as a group related to (i) options to purchase 2,653,018 shares with exercise prices ranging from $0.48 to $51.36, (ii) options to purchase 19,793,402 restricted shares with exercise prices ranging from $12.24 to $51.36 and (iii) 747,554 RSUs. The options to purchase restricted shares related to the Founders are not subject to any continued employment vesting condition. The options to purchase restricted shares related to other directors and executive officers are subject to continued service or employment conditions. The expiration date of such options is 10 years after their date of grant.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023 (the “Covered Executives”). All amounts reported reflect the cost to the company as recognized in our financial statements for the year ended December 31, 2023.

Mr. Gal Krubiner, Chief Executive Officer, Co-Founder and Director. Compensation expenses recorded in 2023 of $1.5 million in salary and bonus expenses and $0.3 million in social and other benefit costs.

Mr. Avital Pardo, Chief Technology Officer, Co-Founder and Director. Compensation expenses recorded in 2023 of $1.4 million in salary and bonus expenses and $0.3 million in social and other benefit costs.

Mr. Yahav Yulzari, Chief Revenue Officer, Co-Founder and Director. Compensation expenses recorded in 2023 of $1.4 million in salary and bonus expenses and $0.3 million in social and other benefit costs.

Mrs. Tami Rosen, Chief People Officer. Compensation expenses recorded in 2023 of $1.0 million in salary and bonus expenses and $0.0 million in social and other benefit costs.

Mr. Michael Kurlander, former Chief Financial Officer. Compensation expenses recorded in 2023 of $1.0 million in salary and bonus expenses and $0.0 million in social and other benefit costs.

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

During 2023, we granted our directors and executive officers 747,554 RSUs under our equity incentive plans. During 2023, director equity grants were subject to a vesting schedule over a one-year period for newly appointed and serving directors. We recorded share-based compensation expenses in our financial statements for the year ended December 31, 2023 for the options and RSU grants granted to Gal Krubiner, Avital Pardo, Yahav Yulzari, Tami Rosen, and Michael Kurlander, of $0.9 million, $1.4 million, $0.9 million, $3.4 million, and $1.6 million, respectively, with $0.9 million, $1.4 million, $0.9 million, $2.8 million, and $1.0 million, respectively, related to equity awards granted in 2021, which were based on the Company’s valuation as of the date of the grant.

The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a two-year period during the years 2024-2025 on account of the 2023 grants in similar annualized amounts, apart from performance-based equity which is expensed on an accelerated basis. Assumptions and key variables used in the calculation of such amounts are described in Note 16 to our audited consolidated financial statements included in this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy.

Note that all share counts described herein are adjusted for the Reverse Share Split.

Compensation Policy for Non-Executive Directors

In 2022, Pagaya’s shareholders approved a non-employee director compensation package which provides that, upon the commencement of a new term, non-employee directors of Pagaya (other than the Chairman of the Pagaya Board) receive (i) $40,000 in annual cash fees, (ii) an additional $10,000 in annual cash fees for the chair of any committee of the Pagaya Board and (iii) an annual equity award with a grant date value of $300,000, which will vest in equal quarterly installments over one year. The Chairperson of the Pagaya Board receives $250,000 in annual cash fees, plus the same equity award as described in (iii) above.

Legacy Equity Incentive Plans

Note that all share counts described herein are adjusted for the Reverse Share Split.

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

Authorized Shares

As of December 31, 2023, 8,622,441 Pagaya Ordinary Shares were reserved and available for issuance under the 2016 Plan, and 21,625,530 Pagaya Ordinary Shares were reserved and available for issuance under the 2021 Plan. Pagaya Ordinary Shares subject to options granted under the Pagaya Legacy Share Plans that expire, are terminated, cancelled or forfeited become available for grant again under the Pagaya Legacy Share Plans. Similarly, Pagaya Ordinary Shares subject to an award of restricted shares or restricted share units (“RSUs”) that are cancelled or forfeited, or Pagaya Ordinary Shares withheld in settlement of a tax withholding obligation associated with an award or in satisfaction of the exercise price payable upon exercise of an award, become available for future grants again under the Pagaya Legacy Share Plans. If any award or portion thereof is settled for cash, the ordinary shares attributable to such cash settlement will again become available for grant.

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

2022 Share Incentive Plan

In June 2022, Pagaya adopted the 2022 Plan, in connection with the consummation of the EJFA Merger and its shares being publicly listed, under which it may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. After the adoption of the 2022 Plan, Pagaya no longer grants any awards under the Pagaya Legacy Share Plans; however, outstanding awards that were granted under each such plan will remain outstanding and governed by the terms of the applicable plan.

Authorized Shares

Upon adoption of the 2022 Plan, the maximum number of Pagaya Ordinary Shares available for issuance under the 2022 Plan was 9,705,666 (the “Share Reserve”). As of December 31, 2023, 5,231,186 Pagaya Ordinary Shares were reserved and available for issuance under the 2022 Plan. The Share Reserve will automatically increase on January 1 of each year (each, an “Evergreen Date”) prior to the tenth anniversary of the Effective Date (as such term is defined in the 2022 Plan), in an amount equal to the lesser of (i) 5% of the total number of Pagaya Ordinary Shares outstanding on December 31 of the calendar year immediately preceding the applicable Evergreen Date and (ii) a number of Pagaya Ordinary Shares determined by the Pagaya Board. No more than the number of Pagaya Ordinary Shares in the Share Reserve as of immediately after EJFA Closing may be granted under the 2022 Plan as ISOs. Shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2022 Plan shall not be available for subsequent awards under the 2022 Plan.

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

2023 Employee Share Purchase Plan

Pagaya’s Employee Share Purchase Plan (“ESPP”) was approved by our shareholders on September 13, 2023. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non-Section 423 Component”).

Authorized Shares. The maximum number of shares of our common stock available for issuance under the ESPP will initially not exceed 891,858 Class A Ordinary Shares. As of December 31, 2023, there were 891,858 Class A Ordinary Shares available for purchase under the ESPP, as the first offering period under the ESPP began in January 2024. On the first day of each fiscal year beginning with our 2024 fiscal year and ending on and including the fiscal year of 2033, such pool of Ordinary Shares shall be increased by that number of our Ordinary Shares equal to the lesser of (x) one percent (1%) of the outstanding Ordinary Shares as of the last day of the immediately preceding fiscal year and (y) 1,783,717 Class A Ordinary Shares. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of Ordinary Shares than would otherwise occur.

ESPP Administration. Unless otherwise determined by our Board of Directors, the Board of Directors (or such other committee or sub-committee to which our board of directors delegates administration of the ESPP) will administer the ESPP and will have the authority to interpret the terms of the ESPP, determine eligibility under the ESPP, determine when rights to purchase shares shall be granted and the provisions of each offering of such rights, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to exclude an employee of the Company and any of its designated subsidiaries (a) who is a highly-compensated employee (within the meaning of Section 423(b)(4)(D) of the Code), (b) who has not a service requirement set by the administrator of the ESPP pursuant to Section 423(b)(4)(A) of the Code (such requirement not to exceed two years), (c) who customarily works 20 hours or less per week, (d) whose customary employment is for five months or less per fiscal year, and/or (e) who is a citizen or resident of a jurisdiction other than the United States or Israel. No employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. As specified by Section 423(b)(8), an eligible employee may be granted Purchase Rights under the 423 Component only if such Purchase Right do not permit such eligible employee’s rights to purchase stock of the Company to accrue at a rate which, when aggregated, exceeds U.S.$25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time. Officers of the Company, if they are otherwise eligible employees, will be eligible to participate in Offerings under the Plan.

Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our Class A Ordinary Shares to our employees. The timing of the offering periods will be determined by the Board (who can delegate to management). The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the Board (or as delegated to a committee) for the particular offering period. The maximum number of shares that may be purchased by any eligible employee during a particular offering period is 666 shares, unless otherwise specified by the administrator in the offering document. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions. Our ESPP will permit participants to purchase our Class A Ordinary Shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 15% in the absence of any such specification). A participant may decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections two times during each offering period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our Class A Ordinary Shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Ordinary Shares on (i) the offering date or (ii) the applicable purchase date. Participants may decrease or end their participation at least fifteen (15) calendar days prior to the payroll date for which it is to be effective, and will be paid their accrued contributions that have not yet been used to purchase our Class A Ordinary Shares. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase Class A Ordinary Shares (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

Amendment; Termination. The Board will have the authority to amend, suspend or terminate our ESPP. Our ESPP is not subject to a specific termination date.

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

In addition, the directors are divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors served until Pagaya’s first annual general meeting of shareholders following the EJFA Closing, and were subsequently elected (or re-elected) in September 2023; Class II directors will initially serve until Pagaya’s second annual general meeting of shareholders, held in 2024; and Class III directors will initially serve until Pagaya’s third annual general meeting of the Pagaya Shareholders, held in 2025. As it commenced with Pagaya’s first annual general meeting of shareholders following the EJFA Closing, directors of each class the term of which is then expiring will be elected to hold office for a three-year term and until the election and qualification of their respective successors in office. The Class I directors consist of the following individuals: Harvey Golub, Mircea Ungureanu, and Nicole Torraco. The Class II directors consist of the following individuals: Avi Zeevi, Amy Pressman and Dan Petrozzo. The Class III directors consist of the following individuals: Avital Pardo, Yahav Yulzari and Gal Krubiner. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class will be apportioned by the Pagaya Board as nearly equal as possible. No decrease in the number of directors will shorten the term of any incumbent directors.

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

Committees of the Pagaya Board

The Pagaya Board has the following standing committees: an audit and finance committee; a compensation committee; a nominating and corporate governance committee; and a risk committee.

Audit and Finance Committee

The Audit and Finance Committee (also known simply as the “Audit Committee”) is responsible, among its other duties and responsibilities, for overseeing Pagaya’s accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of Pagaya’s financial reporting, processes to manage business and financial risks and compliance with significant applicable legal, ethical and regulatory requirements. The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

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

The members of Pagaya’s Audit Committee are Avi Zeevi, Harvey Golub and Dan Petrozzo, with Avi Zeevi serving as chair of the Audit Committee. The Pagaya Board has determined that Avi Zeevi qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules. In making this determination, the board considered Avi Zeevi’s formal education and previous and current experience in financial and accounting roles. The charter of the Audit Committee is available without charge at: https://investor.pagaya.com.

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

The members of the Risk Committee are Harvey Golub and Dan Petrozzo, with Dan Petrozzo serving as chair of the Risk Committee. The charter of the Risk Committee is available without charge at: https://investor.pagaya.com.

D. Employees

As of December 31, 2023, we had 712 employees, including 142 Darwin employees, on a full-time equivalent (“FTE”) basis located in the following geographic locations:

	December 31, 2023	December 31, 2022	December 31, 2021
Israel	433	602	433
United States (1)	277	204	188
Other	2	3	–
Total	712	809	621
(1) 2023 includes 142 Darwin employees.

The following table shows the breakdown of our global workforce of employees on an FTE basis by category of activity as of the dates indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
Technology, data and product development (1)	213	318	258
Selling and marketing	66	115	107
General and administrative (2)	433	376	256
Total	712	809	621
(1) 2023 includes 29 Darwin employees.
(2) 2023 includes 113 Darwin employees.

In regard to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.

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

F. Clawback Disclosures

On November 29, 2023, the Compensation Committee of Pagaya’s Board of Directors approved an Incentive Compensation Recoupment Policy providing for the Company’s recoupment of recoverable incentive compensation that is received by covered Officers of the Company under certain circumstances, in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder and Nasdaq Listing Rule 5608. See Exhibit 97.1 to this Annual Report.

The Company has not recouped compensation, or attempted to recoup compensation, from any employee to date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Pagaya’s voting securities as of February 29, 2024, by:

•each person known by Pagaya to beneficially own more than 5% of the outstanding shares of Pagaya;
•each of Pagaya’s current executive officers and directors; and
•all of Pagaya’s current executive officers and directors as a group.

Unless otherwise indicated, Pagaya believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Pagaya Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, Pagaya deems ordinary shares that a shareholder has the right to acquire, including the Pagaya Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of February 29, 2024, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership), but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise stated, the address of each named executive officer and director is c/o Pagaya Technologies Ltd., 90 Park Avenue, New York, NY 10016.

The calculation of the percentage of beneficial ownership is based on 50,327,721 outstanding Class A Ordinary Shares, and 12,652,310 outstanding Class B Ordinary Shares, as of February 29, 2024.

Note that all share counts described herein are adjusted for the Reverse Share Split.

	Ordinary Shares
Name and Address of Beneficial Owner	Class A Ordinary Shares	Class A %	Class B Ordinary Shares	Class B %	% of Total Voting Power
Five Percent Holders:
Viola Ventures IV Entities(1)	8,175,776	16.2%	—	—%	4.5%
Oak HC/FT Partners II, L.P.(2)	10,540,877	19.1%	—	—%	5.6%
Saro, L.P.(3)	4,301,948	8.5%	—	—%	2.4%
GIC Private Limited(4)	3,655,692	7.3%	—	—%	2.0%
Gal Krubiner(5)	489,476	*	10,628,967	56.9%	44.1%
Yahav Yulzari(6)	239,699	*	10,628,967	56.9%	44.0%
Avital Pardo(7)	406,446	*	12,260,497	57.2%	45.6%
Current Directors and Executive Officers of Pagaya:
Gal Krubiner(5)	489,476	*	10,628,967	56.9%	44.1%
Yahav Yulzari(6)	239,699	*	10,628,967	56.9%	44.0%
Avital Pardo(7)	406,446	*	12,260,497	57.2%	45.6%
Harvey Golub(8)	239,678	*	—	—%	*
Daniel Petrozzo(9)	215,478	*	—	—%	*
Avi Zeevi(10)	157,538	*	—	—%	*
Mircea Vladimir Ungureanu	—	—%	—	—%	—%
Amy Hald(11)	18,307	*	—	—%	*
Nicole Torraco(12)	9,486	*	—	—%	*
Evangelos Perros(13)	29,398	*	—	—%	*
Sanjiv Das(14)	45,833	*	—	—%	*
All Directors and Executive Officers of Pagaya as a Group (11 persons)	1,851,339	3.6%	33,518,431	100.0%	86.3%

*	Less than one percent.

(1)
Represents 3,572,554 Class A Ordinary Shares held by Viola Ventures IV (A), L.P., 3,732,628 Class A Ordinary Shares held by Viola Ventures IV (B), L.P., 55,060 Class A Ordinary Shares held by Viola Ventures IV CEO Program, L.P., 205,666 Class A Ordinary Shares held by Viola Ventures Principals Fund, L.P. and 609,868 Class A Ordinary Shares held by Viola IV P, L.P. (collectively, the “Viola Ventures IV Entities”). Viola Ventures 4 Ltd. (“GP”), a Cayman Island limited liability company, serves as the sole general partner of Viola Ventures 4, L.P., a Cayman Island exempted limited partnership, which serves as the sole general partner of each of the Viola Ventures IV Entities. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors of, and collectively indirectly hold a majority of the outstanding equity interests of, an entity that serves as the sole shareholder and sole director of the GP, and, in such capacity, share the voting power and dispositive power on behalf of the Viola Ventures IV Entities with respect to these shares. The address for the Viola Ventures IV Entities, the GP and the foregoing individuals is c/o Viola Ventures, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.

(2)
Represents (i) 5,540,877 Class A Ordinary Shares and (ii) 5,000,000 Series A Preferred Shares that are convertible into Class A Ordinary Shares. Investment and voting power of the shares is exercised by Ann Lamont, Andrew Adams and Patricia Kemp. The business address of Oak HC/FT is 2200 Atlantic Street, Suite 300, Stamford, Connecticut, 06902, USA.

(3)
Represents 4,301,948 Class A Ordinary Shares. Investment and voting power of the shares is exercised by Simon Glick and Sam Levinson. The business address of Saro LP is 80 Park Plaza, Suite 21A, Newark, New Jersey, 07102-4109, USA.

(4)
The beneficially owned shares represent 3,655,692 Class A Ordinary Shares held by entities and/or persons affiliated with GIC Private Limited. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(5)
Represents (i) 1,864,185 Class B Ordinary Shares, (ii) 489,476 Class A Ordinary Shares, (iii) 2,724,989 Class B Ordinary Shares held in trust for Gal Krubiner by Hamilton Trust Company of South Dakota LLC, as Trustee of the Azure Sea Trust (in trust for Gal Krubiner), (iv) 5,124,205 vested options or options that will vest within 60 days of February 29, 2024 to acquire Class B Ordinary Shares and (v) 915,588 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(6)
Represents (i) 4,589,174 Class B Ordinary Shares, (ii) 239,699 Class A Ordinary Shares, (iii) 5,124,205 vested options or options that will vest within 60 days of February 29, 2024 to acquire Class B Ordinary Shares and (iv) 915,588 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(7)
Represents (i) 2,640,628 Class B Ordinary Shares, (ii) 406,446 Class A Ordinary Shares, (iii) 833,333 Class B Ordinary Shares held in Adams Holdings Group Limited and beneficially owned by Avital Pardo (iv) 7,413,157 vested options or options that will vest within 60 days of February 29, 2024 to acquire Class B Ordinary Shares and (iv) 1,373,379 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares. Such performance-based options are not subject to any continued employment vesting condition.

(8)
Represents (i) 2,828 Class A Ordinary Shares, (ii) 205,747 vested options to acquire Class A Ordinary Shares, (iii) 2,828 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares and (iv) 28,275 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

(9)
Represents (i) 71,278 Class A Ordinary Shares, (ii) 117,810 vested options to acquire Class A Ordinary Shares, (iii) 2,828 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares and (iii) 23,562 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares. The address of Mr. Petrozzo is 35 Barron Hill Road, Easton, Pennsylvania, 18042, USA.

(10)
Represents (i) 2,828 Class A Ordinary Shares, (ii) 126,569 vested options to acquire Class A Ordinary Shares, (iii) 2,828 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares and (ii) 25,313 options subject to performance-based vesting that may be exercised into restricted Class A Ordinary Shares.

(11)
Represents (i) 2,828 Class A Ordinary Shares, (ii) 12,651 vested options or options that will vest within 60 days of February 29, 2024 to acquire Class A Ordinary Shares and (iii) 2,828 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares.

(12)	Represents (i) 4,743 Class A Ordinary Shares and (ii) 4,743 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares.

(13)
Represents (i) 9,125 Class A Ordinary Shares, (ii) 16,107 vested options or options that will vest within 60 days of February 29, 2024 to acquire Class A Ordinary Shares and (iii) 4,166 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares.

(14)	Represents (i) 45,833 RSUs that will vest within 60 days of February 29, 2024 into Class A Ordinary Shares.

Significant Changes in Ownership

To our knowledge, other than as disclosed in this Annual Report and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021, except as follows: (i) Oak HC/FT Partners II, LP increased their ownership of the Company from 12.4% as of March 31, 2023 to 19.2%, consisting of both Class A Ordinary Shares and Class A Preferred Shares, as of January 19, 2024; and (ii) Tiger Global Management LLC (“Tiger Global”) owned 10.6% of our Class A Ordinary Shares as of March 31, 2023 and, according to a Form 13G filed by Tiger Global, owned 2.6% of our Class A Ordinary Shares on August 2, 2023

Voting Rights

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 104 registered holders of our Ordinary Shares, 63 of which were United States registered holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 65.1% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

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

Housing and Other Perquisites

Pursuant to that certain Employment Agreement, by and between Mr. Krubiner, a co-founder, director and the Chief Executive Officer of Pagaya, and Pagaya, dated as of April 25, 2016, as amended July 23, 2018, March 19, 2019, June 1, 2020, March 30, 2021, and June 22, 2022, Mr. Krubiner has access to an apartment leased on behalf of Pagaya and Pagaya bears the costs and expenses of any and all taxes payable or accrued in connection with such lease, as well as an automobile and driver provided by Pagaya, and administrative support. Our other two founders who are also directors, Avital Pardo and Yahav Yulzari, also receive certain similar perquisites.

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

Historical information disclosed herein as share, warrant, and per share amounts were not adjusted for the Stock Split effected on June 22, 2022, and the Reverse Share Split effected on March 8, 2024.

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

Historical information disclosed herein as share, warrant, and per share amounts were not adjusted for the Stock Split effected on June 22, 2022, and the Reverse Share Split effected on March 8, 2024.

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

Pre-Approval of Certain Loans and Guarantees

On November 10, 2022, the Pagaya Board approved a framework transaction of loans and guarantees involving certain Pagaya subsidiaries. Under the Companies Law, transactions by the Company with or for the benefit of an entity (i) that is not wholly owned by the Company and (ii) in which the Company has an interest in that entity because it is managed by the Company’s Office Holders are considered related party transactions, and therefore require approval by the Board, as well as a determination by the Audit Committee that the transactions are not “extraordinary.” Pagaya Board approved the Company entering into such transactions for a period of 12 months so long as they are within the ordinary course of business and remain under certain individual and aggregate monetary thresholds. Covered transactions include loans to the Company’s subsidiaries (including entities affiliated with Pagaya investment funds), as well as a recourse guaranty or pledge of assets to a third party for the benefit of a subsidiary. The Board approval on November 10, 2022 followed its approval on September 28, 2022 of a guaranty made by the Company for the benefit of one of its fund entities to Bank Leumi in connection with a $23 million loan. On November 14, 2023, the Pagaya Board renewed its approval of the above framework for an additional twelve months.

Series A Preferred Shares Purchase Agreement

On April 14, 2023 we entered into a Preferred Shares Purchase Agreement (the “Preferred Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, “Oak HC/FT”) pursuant to which we agreed to issue and sell to Oak HC/FT an aggregate of 5,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $15 per share for an aggregate purchase price of $75 million (the “Preferred Transaction”). In addition, we obtained approval for certain amended and restated Articles of Association of Pagaya, and the Series A Preferred Shares have the rights and preferences as set forth in our amended and restated Articles of Association. Pursuant to these amended Articles of Association, there are 6,666,666 authorized Series A Preferred Shares and we may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future. Preferred share amounts described herein have been updated to reflect the Reverse Share Split.

Oak HC/FT held approximately 12% of the Class A Ordinary Shares and approximately 3% of the voting power of Pagaya as of the date of the Preferred Purchase Agreement. Mr. Dan Petrozzo, a member of our board of directors and the Audit Committee of the Pagaya Board, was a partner at Oak until December 31, 2023. Following their review of applicable considerations pursuant to our policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Pagaya Board approved the Preferred Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Pagaya Board recommended to our shareholders to adopt the amended Articles of Association and approve the Preferred Transaction and the matters contemplated thereby. As required by the Preferred Purchase Agreement and Israeli law, a meeting of shareholders was held on May 24, 2023 and the Preferred Transaction was completed the following day.

In connection with the execution of the Preferred Purchase Agreement, Gal Krubiner, Avital Pardo and Yahav Yulzari, our three founders, entered into a voting agreement with the Company, pursuant to which the founders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the amended and restated Articles of Association and (b) any other matter reasonably necessary to the consummation of the Preferred Transaction and considered and voted upon by our shareholders, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Preferred Transaction.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Preferred Purchase Agreement and is qualified in its entirety by reference to the Preferred Purchase Agreement, a copy of which is attached as Exhibit 4.16 to this Annual Report on Form 20-F. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the Amended and Restated Articles of Association, a copy of which is attached as an exhibit to the Preferred Purchase Agreement. The foregoing description of the voting agreement is not complete and is qualified in its entirety by reference to the voting agreement, a copy of which is attached as Exhibit 2.8 to this Annual Report on Form 20-F. Also, see the Form 6-K filed with the SEC on April 20, 2023.

Note that all share counts described herein are adjusted for the Reverse Share Split.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Statements and Other Financial Information

We have appended our audited consolidated financial statements at the end of this Annual Report, starting at page F-1, as part of this Annual Report.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent years, whichever is greater, based on audited or reviewed financial statements for a period of up to two years ended no more than six months prior to the date of distribution, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Under the Pagaya Articles, dividend distributions may be determined by the Pagaya Board, without the need for shareholder approval. Payment of dividends may be subject to Israeli withholding taxes. See Exhibit 2.8 to this Annual Report and “Certain Material Israeli Tax Considerations—Taxation of our shareholders” for additional information.

B. Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

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

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.8 to this Annual Report and is incorporated herein by reference.

C. Material Contracts

The following is a list of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party for the two years immediately preceding the date of this Annual Report, along with where a summary of that contracted can be found in this Annual Report.

Material Contracts	Location in this Annual Report
2016 Equity Incentive Plan and US Subplan	Item 6.B.—Directors, Senior Management and Employees— Compensation—Legacy Equity Incentive Plans
2021 Equity Incentive Plan and US Subplan	Item 6.B.—Directors, Senior Management and Employees—Compensation—Legacy Equity Incentive Plans
2022 Equity Incentive Plan and IL Subplan	Item 6.B.—Directors, Senior Management and Employees—Compensation—2022 Share Incentive Plan
2023 Employee Stock Purchase Plan	Item 6.B.—Directors, Senior Management and Employees—Compensation—2023 Employee Share Purchase Plan
Compensation Policy	Item 6.B.—Directors, Senior Management and Employees—Compensation—Compensation Policy under the Companies Law
Employment Agreements	Item 7.B.—Related Party Transactions—Agreements with Pagaya’s directors and officers
Indemnification Agreements	Item 7.B.—Related Party Transactions—Agreements and Arrangements with Directors and Executive Officers
EJFA Merger Agreement	Item 4.A.—Information on the Company—History and Development of the Company—Recent Developments
EJFA Merger Registration Rights Agreement	Item 7.B.—Related Party Transactions—Registration Rights Agreement
Equity Financing Purchase Agreement	Item 4.B.—Liquidity and Capital Resources—The Committed Equity Financing
Equity Financing Registration Rights Agreement	Item 4.B.—Liquidity and Capital Resources—The Committed Equity Financing
Credit Agreement for Term Loan and Revolving Credit Facilities	Item 5.B.—Liquidity and Capital Resources—Indebtedness
Preferred Shares Purchase Agreement	Item 7.B.—Related Party Transactions—Series A Preferred Shares Purchase Agreement

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

•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•persons that actually or constructively own 5% or more of our shares by vote or value; and
•persons that acquired Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services.

This discussion does not address estate or gift taxes, the alternative minimum tax provisions of the Code, special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations.

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

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership and certain determinations made at the owner or participant level. Accordingly, partners and partnerships considering an investment in Class A Ordinary Shares should consult their tax advisors regarding the U.S. federal income tax considerations to them of an investment in Class A Ordinary Shares.

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

Taxation of dividends and other distributions on Class A Ordinary Shares

Distributions of cash or other property to a U.S. Holder with respect to such U.S. Holder’s Class A Ordinary Shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of Pagaya’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because Pagaya does not intend to determine its earnings and profits under U.S. federal income tax principles, distributions made by Pagaya generally will be reported as dividends. In the case of corporate U.S. Holders, such dividends generally will be subject to tax at regular U.S. graduated income tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

In the case of non-corporate U.S. Holders, such dividends generally will be subject to tax at preferential long-term capital gains rates only if (i) Class A Ordinary Shares are readily tradable on an established securities market in the United States or (ii) Pagaya is eligible for the benefits of the income tax treaty between the United States and Israel (the “Treaty”), in each case, provided that Pagaya is not treated as a PFIC at the time the dividend was paid or in the previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A Ordinary Shares.

Subject to certain exceptions, dividends on Class A Ordinary Shares generally will be treated as non-U.S. source income and generally will constitute “passive category” income for U.S. foreign tax credit limitation purposes. As described under “Certain Material Israeli Tax Considerations,” a U.S. Holder may be subject to Israeli withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any Israeli income taxes paid or withheld with respect to dividends on Class A Ordinary Shares to the extent such taxes are nonrefundable under the Treaty. Under current Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 a U.S. Holder may in some circumstances be prohibited from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Instead of claiming a credit for non-U.S. taxes, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, provided that such U.S. Holder does not elect to claim a foreign tax credit for any non-U.S. income taxes paid or accrued for the relevant taxable year. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Disposition of Class A Ordinary Shares

Upon a sale, exchange, or other taxable disposition of Class A Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares sold or exchanged in such disposition.

Any gain or loss recognized by a U.S. Holder on the disposition of Class A Ordinary Shares generally will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period in its Class A Ordinary Shares exceeds one year. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Any gain or loss realized by a U.S. Holder on the disposition of Class A Ordinary Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. As a consequence, Israeli taxes (including withholding taxes), if any, imposed on any such gain may not be creditable against the U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as Israeli source, however. Notwithstanding this, pursuant to recently issued Treasury Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any Israeli taxes imposed on a disposition of Class A Ordinary Shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Passive foreign investment company considerations

Definition of a PFIC

A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income (the “income test”) or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) produce or are held for the production of passive income (the “asset test”). For this purpose, a corporation generally is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of certain passive assets. For purposes of these rules, interest income earned by a corporation is considered to be passive income and cash held by a corporation is considered to be a passive asset (other than a limited amount of cash held for short-term working capital needs).

PFIC status of Pagaya

The legislative history of the relevant Code provisions indicates that the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities for purposes of the asset test, and publicly-traded foreign corporations often employ such market capitalization method to value their assets. However, the IRS has not issued guidance conclusively addressing how to value a publicly-traded foreign corporation’s assets for PFIC purposes. The trading value of our Class A ordinary shares has in the past, and is likely to continue to fluctuate. In particular, the market price of the shares of U.S. listed technology companies (including us) has been especially volatile in recent years. In addition, we have a dual class share structure that has the effect of concentrating voting power in our Class B ordinary shares, which are not publicly traded. Our Class A ordinary shares, which are publicly traded, represent less than 20% of the voting power of all our outstanding shares. In certain circumstances, including under volatile market conditions and considering the percentage of voting power represented by our publicly-traded Class A ordinary shares, we believe it may be appropriate to employ alternative methods to determine the value of our assets other than the market capitalization method. After considering the total value of our assets determined under an alternative valuation method that takes into account a control premium, we believe that we were not a PFIC for the taxable year ended December 31, 2023. However, if the market capitalization method were determined to be the only appropriate method of valuing our assets, we may well be treated as a PFIC for the taxable year ended December 31, 2022. Therefore, there can be no certainty that the IRS will not challenge such a position and determine that based on the IRS’s interpretation of the asset test, we were a PFIC for the taxable year ended December 31, 2023. In addition, PFIC status is a factual determination that must be made annually after the close of each taxable year. The trading value of our Class A ordinary shares is likely to continue to fluctuate while the market price of the shares of U.S. listed technology companies continues to be volatile, which may affect the determination of whether we will be considered a PFIC. As our market capitalization and the composition of our income, assets, and operations are subject to change, we cannot assure you that we will not be considered a PFIC for any taxable year. It is possible that the IRS may take a contrary position with respect to our determination in any particular year. Certain adverse U.S. federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

Application of PFIC rules to Class A Ordinary Shares

If (i) Pagaya is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for Pagaya’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a Mark-to-Market Election (as defined below), then such holder generally will be subject to special rules (the “Default PFIC Regime”) with respect to:

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

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election (a “Mark-to-Market Election”) with respect to such shares for such taxable year. A U.S. Holder that makes a valid Mark-to-Market Election for such holder’s First PFIC Holding Year generally will not be subject to the Default PFIC Regime with respect to its Class A Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder generally will include as ordinary income for each year that Pagaya is treated as a PFIC, the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any additional gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares in a taxable year in which Pagaya is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a Mark-to-Market Election for a taxable year after such holder’s First PFIC Holding Year.

The Mark-to-Market Election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. U.S. Holders should consult their tax advisors regarding the availability and tax considerations relevant to a Mark-to-Market Election with respect to Class A Ordinary Shares in their particular circumstances.

If Pagaya is determined to be a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally will be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if Pagaya receives a distribution from, or disposes of all or part of Pagaya’s interest in, the lower-

tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A Mark-to-Market Election generally will not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax considerations relevant to the deemed ownership of lower-tier PFICs.

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

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2024). An Israeli resident individual will generally be subject to capital gains tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expense and linkage differences in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with such person’s related party or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights on how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the ITO are taxed at the marginal tax rates applicable to business income (up to 47% in 2024) plus an additional surtax of 3% as described below. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the ITO (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

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

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

Although we have announced our intention to voluntarily file on U.S. domestic issuer forms with the SEC beginning with our first quarter 2024 results, we have to date reported under the Exchange Act as a non-U.S. company with foreign private issuer status and have therefore been exempt from certain rules under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A Ordinary Shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in market prices. Our market risk exposure primarily relates to fluctuations in credit risk. We are exposed to market risk directly through investments in loans and securities held on our consolidated balance sheets and access to the securitization markets.

Credit Risk

Credit risk refers to the risk of loss arising from individual borrower default due to inability or unwillingness to meet their financial obligations. The performance of certain financial instruments, including investments in loans, securitization notes and residual certificates on our consolidated balance sheets, is dependent on the credit performance. To manage this risk, we monitor borrower payment performance and utilize our proprietary, AI-powered technology to evaluate individual loans in a manner that we believe is reflective of the credit risk.

The fair values of these loans, securitization notes, and residual certificates are estimated based on a discounted cash flow model which involves the use of significant unobservable inputs and assumptions, the most significant of which is expected credit losses. Accordingly, these instruments are sensitive to changes in credit risk. As of December 31, 2023 and 2022, we were exposed to credit risk on $717 million and $464 million, respectively, of investments in loans and securities held on our consolidated balance sheet, with $618 million and $265 million, respectively, representing net exposure exclusive of non-controlling interests. We implemented portfolio risk monitoring that includes internal monitoring as well as competitor / market assessments, macro-economic trends, and associated stress testing. Loans and related risk retention securities are monitored throughout the entire lifecycle. This risk monitoring framework is intended to deliver timely and actionable feedback credit risk exposures.

We are also exposed to credit risk in the event of non-performance by the financial institutions holding our cash. We maintain our cash deposits in highly-rated financial institutions. In the United States, cash deposits are held at federally insured institutions. We manage this risk by maintaining our cash deposits at well-established, well-capitalized financial institutions and diversifying our counterparties.

Interest Rate Risk

The interest rates charged on the loans originated by Partners are subject to change by the platform sellers, originators, and/or servicers. Higher interest rates could negatively impact collections on the underlying loans, leading to increased delinquencies, defaults, and our borrower bankruptcies, all of which could have a substantial adverse effect on our business. This would also impact future loans and securitizations.

Additionally, we maintain certain financing sources with varying degrees of interest rate sensitivities, including floating-rate interest payments on Pagaya’s credit facilities. Accordingly, trends in the prevailing interest rate environment can influence interest expense/payments and harm the results of our operations.. See Item 5.B. Liquidity and Capital Resources for additional information.

We also rely on securitization transactions, with notes of those transactions typically bearing a fixed coupon. For future securitization issuances, higher interest rates could effect overall deal economics as well as the returns we would generate on our related risk retention investments.

Foreign Exchange Risk

Foreign currency exchange rates do not pose a material market risk exposure. However, given the compensation and non-compensation expenses denominated in Israeli Shekel, our inability or failure to manage foreign exchange risk could harm our business, financial condition, or results of operations.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. In order to evaluate the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment, including testing, of the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and overseen by our Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, no matter how well designed and operated, can only provide reasonable, not absolute assurance, that its objectives will be met. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate but such improvements will be subject to the same inherent limitations outlined in this section.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

Our independent registered accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has not audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 and will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Not applicable.

Item 16A. Audit Committee Financial Expert

Pagaya’s Board of Directors has determined that Mr. Avi Zeevi is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Pagaya’s Board of Directors has determined that each member of our Audit Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors. Our Code of Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

Kost Forer Gabbay & Kasierer, a member or EY Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees billed for each of the two last fiscal years for professional services rendered by Kost Forer Gabbay & Kasierer to the Company:

	December 31, 2023	December 31, 2022
Audit fees	$1,651,000	$2,138,000
Audit-related fees	—	—
Tax fees	535,000	522,000
Total	$2,186,000	$2,660,000

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

Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2023 and 2022 were preapproved in accordance with our policy.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk management and strategy

Our information security program is designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and our customer data (“Information Systems and Data”). The information security program is overseen by our Chief Information Security Officer (“CISO”), who manages a teamresponsible for leading enterprise-wide cybersecurity policy, standards, architecture, and processes.

As an organization that has become increasingly interconnected, we have defined a set of cybersecurity principles designed to support the continuous improvement of our overall information security measures, utilizing technology and controls to protect our core assets, infrastructure, Information Systems and Data throughout the entire life cycle of our business. In addition, we are aligned with the SOC 2 Type 2 standard and we are ISO 27001:2013, ISO 27017:2015 & ISO 27018 (2019 certified).

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the Company’s enterprise risk management program and identified in the Company’s risk register; (2) the CISO works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; and (3) our Technology Risk Committee evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Risk Committee, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example threat intelligence providers, cybersecurity consultants and software providers, managed cybersecurity service providers, penetration testing service providers, dark web monitoring service providers, and forensic investigators.

In addition, our third party risk management program manages cybersecurity risks associated with our use of third-party service providers that perform a variety of functions throughout our business, such as software-as-a-service providers, hosting companies, distributors, and supply chain resources. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify associated cybersecurity risks.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 3. Section D Risk Factors in this Annual Report on Form 20-F, including “Cyberattacks, security breaches or similar compromise of our information technology systems, or those of third parties upon which we rely, or our data could adversely impact our brand and reputation and our business, operating results and financial condition.”

Governance

Our CISO periodically reports risks from cybersecurity threats to our Chief Executive Officer and other senior management members, as well as to our Board of Directors. The Board’s Risk Committee provides oversight of risks from cybersecurity threats, including performing a review of all cybersecurity incidents and risks on a quarterly basis, as well as the processes the Company has implemented to address them. The Risk Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk, and mitigation.

Our information security program consists of processes and controls around access control, authorization, auditing, and monitoring, and is supported by our cyber security tech ecosystem, all of which is designed to protect our business flows and Information Systems and Data. Our cyber governance program is led by our CISO, who has more than 20 years of experience in the cyber security field, working for different enterprise organizations, holding multiple patents in the field and has vast knowledge and proven experience in both the technology and risk management domain of cybersecurity. Our CISO is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Our CISO is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident processes are designed to escalate material cybersecurity incidents to members of the executive team depending on the circumstances, who will then work with our incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified, in addition to notifying the Risk Committee, as appropriate.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay and Kasierer, a member of EY Global, an independent registered public accounting firm, is included within the attached audited consolidated financial statements.

Item 19. Exhibits

Exhibit Number	Description
1.1
Articles of Association of Pagaya Technologies Ltd., as amended and restated on February 15, 2024 (incorporated by reference to Exhibit 99.1 of Pagaya Technologies Ltd. Current Report on Form 6-K filed with the SEC on February 15, 2024).

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
2.6
Form of Registration Rights Agreement, dated as of January 5, 2023, by and among Pagaya Technologies Ltd. and the Shareholders of Darwin Homes, Inc. (incorporated by reference to Exhibit 4.16 of Pagaya Technologies Ltd. Annual Report on Form 20-F filed with the SEC on April 20, 2023).

2.7
Registration Rights Agreement by and between the Registrant and B. Riley Principal Capital II, LLC, dated August 17, 2022 (incorporated by reference to Exhibit 10.2 to Current Report on Form 6-K filed on August 17, 2022).

2.8
Voting Agreement, dated as of April 14, 2023, by among Pagaya Technologies Ltd. and Gal Krubiner, Yahav Yulzari and Avital Pardo with regard to the Preferred Shares Purchase Agreement. (incorporated by reference to Exhibit 4.18 of Pagaya Technologies Ltd. Annual Report on Form 20-F filed with the SEC on April 20, 2023).

2.9*	Description of Securities
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

4.6†	Pagaya Technologies Ltd. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 13, 2023)
4.7
Credit Agreement, dated as of February 2, 2024, by and among Pagaya Technologies Ltd. and Pagaya US Holding Company LLC, as the borrowers, the several lenders party thereto and Acquiom Agency Services LLC, as administrative agent (incorporated by reference to Exhibit 99.2 to Current Report on Form 6-K filed with the SEC on February 7, 2024).

4.8
Ordinary Shares Purchase Agreement by and between the Registrant and B. Riley Principal Capital II, LLC, dated August 17, 2022 (incorporated by reference to Exhibit 10.1 to Current Report on Form 6-K filed on August 17, 2022).

4.9†
Pagaya Technologies Ltd. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.10†
Pagaya Technologies Ltd. 2016 Equity Incentive Plan Stock Option Sub-Plan for United States Persons (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.11†
Pagaya Technologies Ltd. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.12†
Pagaya Technologies Ltd. 2021 Equity Incentive Plan Stock Option Sub-Plan for United States Persons (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022)

4.13†
Pagaya Technologies Ltd. 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-8 (File No. 333-265739), filed with the SEC on June 21, 2022)

4.14†
Pagaya Technologies Ltd. 2022 Share Incentive Plan Sub-Plan for Israeli Participants (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-264168), as amended, filed with the SEC on April 7, 2022).

4.15
Form of Pagaya Technologies Ltd. Indemnification, Insurance and Exculpation Undertaking (incorporated by reference to Exhibit 10.14 of Pagaya Technologies Ltd. Amendment No. 2 to Registration Statement on Form F-4 filed with the SEC on May 18, 2022)

4.16
Preferred Shares Purchase Agreement, dated as of April 14, 2023, by and among Pagaya Technologies Ltd. and Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P. (incorporated by referenced to Exhibit 4.17 of Annual Report on Form 20-F filed with the SEC on April 20, 2023).

8.1*	List of subsidiaries of Pagaya Technologies Ltd.
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1*	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member firm of EY Global, independent registered accounting firm for Pagaya Technologies Ltd.
97.1*	Incentive Compensation Recoupment Policy, approved by the Board on November 29, 2023
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith
† Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PAGAYA TECHNOLOGIES LTD.

Date: March 8, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

Date: March 8, 2024	By:	/s/ Evangelos Perros
	Name:	Evangelos Perros
	Title:	Chief Financial Officer

PAGAYA TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

INDEX

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
PAGAYA TECHNOLOGIES LTD.

Opinion on the Financial Statements

    We have audited the accompanying consolidated balance sheets of Pagaya Technologies Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, consolidated statements of comprehensive loss, changes in redeemable convertible preferred shares and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/s/KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company's auditor since 2018.
Tel-Aviv, Israel
March 8, 2024
F-2

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND DECEMBER 31, 2022 (In thousands, except share amounts)

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$186,478	$309,793
Restricted cash	16,874	22,539
Fees and other receivables (including related party receivables of $51,036 and $49,427 as of December 31, 2023 and December 31, 2022, respectively)	79,526	59,219
Investments in loans and securities	2,490	1,007
Prepaid expenses and other current assets (including related party assets of $7,896 and $18,783 as of December 31, 2023 and December 31, 2022, respectively)	18,034	27,258
Total current assets	303,402	419,816
Restricted cash	19,189	4,744
Fees and other receivables (including related party receivables of $33,739 and $38,332 as of December 31, 2023 and December 31, 2022, respectively)	34,181	38,774
Investments in loans and securities	714,303	462,969
Equity method and other investments	26,383	25,894
Right-of-use assets	55,729	61,077
Property and equipment, net	41,557	31,663
Goodwill	10,945	—
Intangible assets	2,550	—
Prepaid expenses and other assets	137	142
Total non-current assets	904,974	625,263
Total Assets	$1,208,376	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,286	$1,739
Accrued expenses and other liabilities	28,562	49,496
Current maturities of operating lease liabilities	6,931	8,530
Secured borrowing	37,685	61,829
Income taxes payable	461	6,424
Total current liabilities	74,925	128,018
Non-current liabilities:
Warrant liability	3,242	1,400
Revolving credit facility	90,000	15,000
Secured borrowing	234,028	77,802
Operating lease liabilities	43,940	49,097
Long-term tax liabilities	22,135	7,771
Deferred tax liabilities, net	107	568
Total non-current liabilities	393,452	151,638
Total Liabilities	468,377	279,656
Redeemable convertible preferred shares, no par value, 6,666,666 shares authorized, 5,000,000 shares issued and outstanding as of December 31, 2023; aggregate liquidation preference of $150,000 as of December 31, 2023. (1)	74,250	—
Shareholders’ equity:
Class A ordinary shares, no par value, 666,666,666 shares authorized, 49,390,936 and 42,364,766 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively. (1)	—	—
Class B ordinary shares, no par value, 166,666,666 shares authorized, 12,652,310 and 14,577,866 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively. (1)	—	—
Additional paid-in capital	1,101,914	968,432
Accumulated other comprehensive income (loss)	444	(713)
Accumulated deficit	(542,637)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	559,721	553,520
Noncontrolling interests	106,028	211,903
Total shareholders’ equity	665,749	765,423
Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity	$1,208,376	$1,045,079
(1) Share amounts have been retroactively adjusted to reflect the 1-for-12 reverse share split effected on March 8, 2024.

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands, except share and per share data)

	2023	2022	2021
Revenue
Revenue from fees (including related party revenues of $622,260, $653,471 and $445,866 for the years ended December 31, 2023, 2022 and 2021, respectively)	$772,814	$685,414	$445,866
Other Income
Interest income	38,748	57,758	28,877
Investment income (loss) (1)	489	5,756	(155)
Total Revenue and Other Income	812,051	748,928	474,588
Production costs	508,944	451,084	232,324
Technology, data and product development	74,383	150,933	66,211
Sales and marketing	49,773	104,203	49,627
General and administrative	203,351	294,213	132,235
Total Costs and Operating Expenses	836,451	1,000,433	480,397
Operating Income (Loss)	(24,400)	(251,505)	(5,809)
Other income (expenses), net	(156,768)	(24,869)	(55,839)
Income (Loss) Before Income Taxes	(181,168)	(276,374)	(61,648)
Income tax expense (benefit)	15,571	16,400	7,875
Net Loss Including Noncontrolling Interests	(196,739)	(292,774)	(69,523)
Less: Net income (loss) attributable to noncontrolling interests	(68,301)	9,547	21,628
Net Income (Loss) Attributable to Pagaya Technologies Ltd.	$(128,438)	$(302,321)	$(91,151)
Per share data:
Net income (loss) attributable to Pagaya Technologies Ltd.	$(128,438)	$(302,321)	$(91,151)
Less: Undistributed earnings allocated to participated securities	—	(12,205)	(19,558)
Less: Deemed dividend distribution	—	—	(23,612)
Net income (loss) attributed to Pagaya Technologies Ltd.	$(128,438)	$(314,526)	$(134,321)
Net income (loss) per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted (2)	$(2.14)	$(8.22)	$(8.25)
Weighted average shares outstanding:
Basic and Diluted (2)	60,038,893	38,253,737	16,276,048
(1) Includes income from proprietary investments.
(2) Share amounts have been retroactively adjusted to reflect the 1-for-12 reverse share split effected on March 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR YEAR ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands)

	2023	2022	2021
Net Loss Including Noncontrolling Interests	$(196,739)	$(292,774)	$(69,523)
Other Comprehensive Income:
Unrealized gain (loss) on securities available for sale, net	7,999	(2,122)	—
Comprehensive Loss Including Noncontrolling Interests	$(188,740)	$(294,896)	$(69,523)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(61,459)	8,138	21,628
Comprehensive Loss Attributable to Pagaya Technologies Ltd.	$(127,281)	$(303,034)	$(91,151)

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
FOR YEAR ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands, except share amounts)

	Redeemable Convertible Preferred Shares		Ordinary Shares (Class A and Class B)		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Pagaya Technologies Ltd. Shareholders’ Equity (Deficit)	Non-Controlling Interests	Total Shareholders’ Equity

	Shares (1)	Amount	Shares (1)	Amount
Balance – December 31, 2020	26,817,162	$105,981	15,866,428	$—	$315	$—	$2,885	$3,200	$84,945	$88,145
Issuance of Series D convertible preferred shares, net of issuance costs of $11	3,821,088	36,639	—	—	—	—	—	—	—	—
Issuance of Series E convertible preferred shares, net of issuance costs of $158	2,917,248	136,006	—	—	—	—	—	—	—	—
Issuance of Preferred B shares upon exercise of warrants 2021	227,700	22,412	—	—	—	—	—	—	—	—
Issuance of Preferred D shares upon exercise of warrants 2021	83,384	6,009	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	329,055	—	346	—	—	346	—	346
Share-based compensation	—	—	—	—	68,090	—	—	68,090	—	68,090
Deemed contribution	—	—	—	—	23,612	—	—	23,612	—	23,612
Deemed dividend distribution	—	—	—	—	—	—	(23,612)	(23,612)	—	(23,612)
Issuance of ordinary share warrants	—	—	—	—	20,807	—	—	20,807	—	20,807
Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	151,035	151,035
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(81,548)	(81,548)
Net income (loss)	—	—	—	—	—	—	(91,151)	(91,151)	21,628	(69,523)
Balance – December 31, 2021	33,866,582	$307,047	16,195,483	$—	$113,170	$—	$(111,878)	$1,292	$176,060	$177,352
Issuance of ordinary shares upon exercise of share options	—	—	1,393,798	—	1,617	—	—	1,617	—	1,617
Issuance of ordinary shares upon vesting of RSUs	—	—	10,242	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of warrants	—	—	1,878,280	—	—	—	—	—	—	—
Issuance of ordinary shares related to commitment shares	—	—	3,878	—	1,000	—	—	1,000	—	1,000
Issuance of ordinary shares in connection with the Merger and PIPE Investment, net of issuance costs of $57,400	(33,866,582)	(307,047)	37,460,951	—	581,359	—	—	581,359	—	581,359
Share-based compensation	—	—	—	—	250,711	—	—	250,711	—	250,711
Reclassification of warrants	—	—	—	—	20,575	—	—	20,575	—	20,575

Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	105,469	105,469
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(77,764)	(77,764)
Other comprehensive income (loss)	—	—	—	—	—	(713)	—	(713)	(1,409)	(2,122)
Net income (loss)	—	—	—	—	—	—	(302,321)	(302,321)	9,547	(292,774)
Balance – December 31, 2022	—	$—	56,942,632	$—	$968,432	$(713)	$(414,199)	$553,520	$211,903	$765,423
Issuance of ordinary shares upon exercise of warrants	—	—	99,711	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	925,240	—	4,334	—	—	4,334	—	4,334
Issuance of ordinary shares upon vesting of RSUs	—	—	962,679	—	—	—	—	—	—	—
Issuance of preferred shares, net of issuance costs of $750	5,000,000	74,250	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	78,721	—	—	78,721	—	78,721
Reversal of issuance costs associated with the Business Combination and PIPE Investment	—	—	—	—	4,401	—	—	4,401	—	4,401
Issuance of ordinary shares in connection with the acquisition of Darwin Homes, Inc.	—	—	1,525,827	—	18,134	—	—	18,134	—	18,134
Issuance of ordinary shares from the Equity Financing Purchase Agreement	—	—	1,587,157	—	27,892	—	—	27,892	—	27,892
Reclassification of investments	—	—	—	—	—	(1,881)	—	(1,881)	18,341	16,460
Contributions of interests in consolidated VIEs	—	—	—	—	—	—	—	—	19,955	19,955
Return of capital to interests in consolidated VIEs	—	—	—	—	—	—	—	—	(64,371)	(64,371)
Other comprehensive income (loss)	—	—	—	—	—	3,038	—	3,038	(11,499)	(8,461)
Net income (loss)	—	—	—	—	—	—	(128,438)	(128,438)	(68,301)	(196,739)
Balance – December 31, 2023	5,000,000	$74,250	62,043,246	$—	$1,101,914	$444	$(542,637)	$559,721	$106,028	$665,749
(1) Share amounts have been retroactively adjusted to reflect the 1-for-12 reverse share split effected on March 8, 2024.

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2023, 2022 AND 2021
(In thousands)

	2023	2022	2021
Cash flows from operating activities
Net loss including noncontrolling interests	$(196,739)	$(292,774)	$(69,523)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(488)	(5,756)	155
Loss on sale of equity method investments	—	—	421
Depreciation and amortization	19,127	6,294	815
Share-based compensation	71,055	241,689	67,785
Fair value adjustment to warrant liability	1,842	(11,088)	53,019
Issuance of ordinary shares related to commitment shares	—	1,000	—
Impairment loss on investments in loans and securities	134,510	15,007	—
Loss on loans held-for-investment	—	10,651	—
Other than temporary impairment of investments in loans and securities	—	33,704	—
Write-off of capitalized software	2,475	3,209	—
Gain on foreign exchange	(1,320)	—	—
Change in operating assets and liabilities:
Fees and other receivables	(20,740)	(46,453)	(27,555)
Deferred tax assets, net	(1,162)	5,681	(3,378)
Deferred tax liabilities, net	(461)	568	—
Prepaid expenses and other assets	12,912	(23,227)	(4,738)
Right-of-use assets	3,854	7,742	—
Accounts payable	(448)	(9,841)	10,999
Accrued expenses and other liabilities	(17,770)	32,403	13,407
Operating lease liability	(3,712)	(11,192)	—
Income tax receivable / payable	6,642	2,383	8,404
Net cash provided by (used in) operating activities	9,577	(40,000)	49,811
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	172,061	112,897	28,904
Short-term deposits	—	5,020	53,412
Equity method and other investments	—	453	8,925
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—	—
Payments for the purchase of:
Investments in loans and securities	(566,173)	(355,633)	(202,366)
Property and equipment	(20,189)	(22,406)	(6,624)
Equity method and other investments	—	(5,750)	(22,991)
Net cash used in investing activities	(412,693)	(265,419)	(140,740)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	—	291,872	—
Proceeds from issuance of redeemable convertible preferred shares, net	74,250	—	172,645
Proceeds from issuance of ordinary share warrants, net	—	—	20,807
Proceeds from secured borrowing	338,472	139,413	37,905
Proceeds received from noncontrolling interests	19,955	105,469	151,035
Proceeds from revolving credit facility	130,000	42,100	—
Proceeds from exercise of stock options	4,334	1,617	346
Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement	27,892	—	—
Proceeds from exercise of redeemable convertible preferred shares warrants	—	—	400
Distributions made to noncontrolling interests	(43,767)	(77,764)	(81,548)
Payments made to revolving credit facility	(55,000)	(27,100)	—

Payments made to secured borrowing	(206,390)	(37,687)	—
Settlement of share-based compensation in satisfaction of tax withholding requirements	(650)	—	—
Payments for deferred offering costs	—	—	(11,966)
Net cash provided by financing activities	289,096	437,920	289,624
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(515)	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(114,535)	132,501	198,695
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575	5,880
Cash, cash equivalents and restricted cash, end of period	$222,541	$337,076	$204,575
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated statements of financial position to the amounts shown in the statements of cash flow above:
Cash and cash equivalents	$186,478	$309,793	$190,778
Restricted cash - current	16,874	22,539	7,000
Restricted cash - non-current	19,189	4,744	6,797
Total cash, cash equivalents, and restricted cash	$222,541	$337,076	$204,575

Supplemental disclosures of cash flow information
Cash paid for income taxes	$9,174	$6,941	$2,609
Cash paid for interest expense	17,779	4,341	—
Cash paid for operating leases	14,103	11,192	—
Supplemental disclosure of non-cash activities
Initial recognition (derecognition) of right-of-use assets and operating lease liability	$(1,839)	$68,819	$—
In-kind distributions	20,603	—	—
Issuance of ordinary shares in connection with acquisition	18,134	—	—
Deemed dividend from secondary transactions	—	—	23,612
Issuance of redeemable convertible preferred shares upon exercise of warrants	—	—	28,421

The accompanying notes are an integral part of these consolidated financial statements

PAGAYA TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED DECEMBER 31, 2023 AND 2022

NOTE 1 - BUSINESS DESCRIPTION

Pagaya Technologies Ltd. and its consolidated subsidiaries (together “we” “our” “Pagaya” or the “Company”) is a technology company that deploys sophisticated data science and proprietary AI technology to drive better results for financial services and other service providers, their customers, and asset investors. Services providers integrated with Pagaya’s network, which are referred to as “Partners,” range from high-growth financial technology companies to incumbent banks and financial institutions, auto finance providers and residential real estate service providers. Partners have access to Pagaya’s network in order to assist with extending financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles (“Financing Vehicles”).

Pagaya Technologies Ltd. was founded in 2016 and is organized under the laws of the State of Israel. Pagaya has its primary offices in Israel and the United States.

Reduction in Workforce

During the first quarter of 2023, the Company announced a reduction in workforce by approximately twenty percent of employees across our Israel and U.S. offices, as compared to its headcount as of December 31, 2022. As of December 31, 2023, all actions associated with the reduction in workforce were completed. Total severance and other associated costs totaled $3.8 million, included within operating expenses on the consolidated statements of operations, for the year ended December 31, 2023.

Reverse Share Split

Share amounts have been retrospectively adjusted to reflect the 1-for-12 reverse share split effected on March 8, 2024. See Note 20 for additional information.

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

Variable Interest Entities

A VIE is a legal entity that has a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company’s variable interest arises from contractual ownership or other monetary interests in the entity, which may change with fluctuations in the fair value of the VIE’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and an obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether or not it is the primary beneficiary of a VIE at initial involvement and on an ongoing basis. Refer to Note 8 for additional information.

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

Significant estimates and assumptions made in the accompanying consolidated financial statements, which Management believes are critical in understanding and evaluating the Company’s reported financial results include, but are not limited to revenue recognition, the valuation of certain financial instruments, allowance for credit losses, consolidation of VIE, and deferred tax assets and valuation allowance. The Company bases its estimates or assumptions on various factors it believes to be reasonable under the circumstances. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

Segment Reporting

Excluding Darwin Homes, Inc. (“Darwin”) (see Note 3) which was determined to be an immaterial reportable segment, the Company manages its operations and allocates resources as a single operating segment. Further, the Company manages, monitors and reports its financials as a single reporting segment. The Company’s chief operating decision-maker is its Chief Executive Officer who makes operating decisions, assesses financial performance and allocates resources based on consolidated financial information. As such, the Company has determined that it operates in one reportable segment.

Foreign Currency

The functional and reporting currency of the Company is the U.S. Dollar as it is the currency of the primary economic environment in which Pagaya’s operations are conducted. The monetary assets and liabilities denominated in currencies other than the U.S. Dollar are accordingly remeasured into U.S. Dollars at exchange rates in effect at the end of each period in accordance with Statement of the Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters” (“ASC No. 830”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the Statements of Operations within Other income (expenses), net, as appropriate.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of checking, money market and savings accounts held at financial institutions or highly liquid investments purchased with an original maturity of three months or less. Cash equivalents are stated at carrying value, which approximates fair value.

Restricted cash consists primarily of: (i) deposits restricted by standby letters of credit for lease facilities; and (ii) funds held in accounts as collateral for certain guarantees that the Company provide within the ordinary course of business, including certain securitization transactions. The Company has no ability to draw on such funds as long as the funds remain restricted under the applicable agreements.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flow (in thousands):

	December 31,
	2023	2022
	(in thousands)
Cash and cash equivalents	$186,478	$309,793
Restricted cash	16,874	22,539
Restricted cash, non-current	19,189	4,744
Cash, cash equivalents and restricted cash	$222,541	$337,076

Concentrations of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, restricted cash and fees receivable. Cash and cash equivalents are principally maintained with major financial institutions, which management assesses to be of high credit quality. The Company has not experienced any losses on these deposits.

The Company’s fees receivable balances are predominantly with agreements with customers, and these are subject to normal credit risks which management believes to be not significant.

Significant customers are those which represent 10% or more of the Company’s total revenue for each respective period presented. One related parties individually represented greater than 10% of total revenue and collectively totaled approximately

11% for year ended December 31, 2023. Three related parties individually represented greater than 10% of total revenue and collectively totaled approximately 42% for the year ended December 31, 2022. During the year ended December 31, 2021, two related parties individually represented greater than 10% of total revenue and collectively totaled approximately 42%.

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

Management believes that the carrying amount of cash, cash equivalents and restricted cash, fees receivable, accounts payables, and accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

Investments in Loans and Securities

A wholly-owned subsidiary (“Sponsor”) previously sponsors securitization transactions (the “Securitizations”), each through a separate trust structure with an asset portfolio consisting of unsecured consumer loans, auto loans or real estate assets. Each Securitization’s asset portfolio was structured by the Sponsor, which is also the administrator of each Securitization. The Sponsor, directly and indirectly through affiliates, retained at least 5% of the economic risk in the Securitizations to comply with risk retention required by Title 17 U.S. Code of Federal Regulations Part 246, Credit Risk Retention, promulgated by Securities and Exchange Commission.

Investments in Loans and Securities Available for Sale

Investments in loans and securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability and the yield of alternative investments will be classified as available for sale (“AFS”). These investments are carried at fair value determined using public market prices, dealer quotes, and prices obtained from independent pricing services that may be derivable from observable and unobservable market inputs. On January 1, 2023, the Company transferred all of its investment securities classified as held-to-maturity to available for sale.

These investments are held at fair value with changes in fair value recorded in unrealized gain (loss) on securities available for sale, net within other comprehensive income (loss), excluding the portion relating to any credit loss. As of the end of each reporting period, management reviews each security where the fair value is less than the amortized cost to determine whether any portion of the decline in fair value is due to a credit loss and/or whether or not we intend to sell or will be required to sell such security before recovery of its amortized cost basis. The portion of any decline in fair value which management identifies as a credit loss will be recognized as an allowance for credit losses through other income (expenses), net. To the extent management intends to sell or may be required to sell a security in an unrealized loss position, the Company (1) reverses any previously recorded allowance for credit losses with an offsetting entry to reduce the amortized cost basis of the security and (2) writes-off any remaining portion of the amortized cost basis to equal its fair value, with this change recorded through other income (expenses), net. See Note 7 for additional information.

Impaired loans and investments are classified as non-accrual status. Non-accrual loans and investments are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Loans Held for Investment

Certain loans are classified as held for investment. Loans held for investment are recorded at amortized cost, less an allowance for potential uncollectible amounts. Amortized cost basis represents principal amounts outstanding, net of unearned income, premiums or discounts on purchased loans and charge-offs. The Company’s intent and ability to designate loans as held for investment in the future may change based on changes in business strategies, the economic environment, and market conditions. As of December 31, 2022, the Company held $13.8 million of loans held for investment, all of which were transferred to available for sale on January 1, 2023. As of December 31, 2023, the Company did not have any loans classified as held for investment.

Equity Method and Other Investments

The Company uses the equity method of accounting for investments in entities that the Company does not control but has the ability to exercise significant influence over the financial and operating policies of the investee. Under the equity method of accounting, the Company’s share of the investee’s underlying net income or loss is recorded as investment income or loss on the consolidated statements of operations. Distributions received from the investment reduce the Company’s carrying value of the investee.

The Company elected to account for its equity investments using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. The investments are reviewed periodically to determine if their respective values have appreciated or have been impaired, and adjustments are recorded as necessary. During the year ended December 31, 2023, 2022 and 2021, the Company recorded an income in amount of $0.5 million, $5.8 million and a loss of $0.2 million, respectively, related to revaluation of its investments in privately held companies. See Note 7 for additional information.

Property and Equipment, Net

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives by asset category are as follows:

Computer and software	3 to 7 years
Equipment	3 to 7 years
Internal-Use Software	2 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Maintenance and repairs that do not enhance or extend the asset’s useful life are expensed as incurred. Major replacements, improvements and additions are capitalized. Upon the sale or retirement of property and equipment, the cost and the related accumulated depreciation or amortization are removed from the consolidated financial statements, with any resulting gain or loss included in the consolidated statements of operations.

Property and equipment is tested for impairment when there is an indication that the carrying value of an asset group may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying values. When an asset is determined not to be recoverable, the impairment is measured based on the excess, if any, of the carrying value of the asset over its respective fair value and recorded in the period the determination is made.

Internal-Use Software

Internally developed software is capitalized upon completion of the preliminary project stage, when it becomes probable that the project will be completed, and the software will be used as intended. Capitalized costs primarily consist of salaries and payroll related costs for employees directly involved in development efforts. Costs related to the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Capitalized internal-use software is included in property and equipment, net, in the consolidated balance sheets, and amortization expense is included in technology, data and product development expenses in the consolidated statements of operations. The Company reviews on a regular basis list of projects that are in process and if the project is to be abandoned or discontinued the capitalized costs associated with that project are expensed immediately. In 2023 and 2022, the Company recorded impairment of capitalized software in the amount of $2.5 million and $3.2 million, respectively. In 2021, no impairment charge was recognized.

Goodwill and Intangible Assets

Goodwill represents the fair value of an acquired business in excess of the fair value of the identified net assets acquired. Goodwill is tested for impairment at the reporting unit level annually or whenever indicators of impairment exist. Impairment of goodwill is the condition that exists when the carrying amount of a reporting unit that includes goodwill exceeds its fair value. The Company may assess goodwill for impairment initially using a qualitative approach, referred to as “step zero”, to determine whether conditions exist to indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes, based on its assessment of relevant events, facts and circumstances, that it is more likely than not that a reporting unit’s carrying value is greater than its fair value, then a quantitative analysis will be performed to determine if there is any impairment. The Company may alternatively elect to initially perform a quantitative assessment and bypass the qualitative assessment. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Therefore, if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. The Company’s annual impairment testing date is October 1.

Definite-lived intangible assets are amortized on a straight-line basis over their useful lives. The Company's long-lived assets and identifiable intangibles that are subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant, and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include any significant changes in the manner of the Company's use of the assets and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of the carrying amount over fair value.

See Note 3 for further discussion of goodwill and intangible assets, including those recognized in connection with recent business combinations.

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

For warrants that meet all of the criteria for equity classification, the warrants are recorded as a component of additional paid-in capital at the time of issuance. For warrants that do not meet all the criteria for equity classification, the warrants are recorded at their initial fair value on the date of issuance and remeasured each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash other income or expense in the accompanying consolidated statements of operations.

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
See Note 4 for additional information.

Interest Income

Interest income is recognized based on projected cashflow according to the ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company accrues interest income on investments based on the effective interest rate of the investments and recorded as interest income as earned. Interest income also includes accrued interest earned on outstanding investments in loans and securities. Loans and securities with an allowance for credit losses that have reached a delinquency of over 90 days are classified as non-accrual status. The Company records an allowance for credit losses on accrued interest receivable. Non-accrual loans and investments are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. As of December 31, 2023 and 2022, the Company has recorded $12.5 million and $17.5 million of accrued interest income in fees and other receivables on the consolidated balance sheets, respectively. Interest income earned from cash and cash equivalents is recorded on an accrual basis to the extent such interest is earned and expected to be collected.

Production Costs

Production costs are primarily comprised of (i) fees the Company incurs to Partners when network volume is acquired by Financing Vehicles as the Partners are responsible for marketing and customer interaction, facilitating the flow of additional application flow, and (ii) expenses the Company incurs to renovate single-family rental properties.

Technology, Data and Product Development Costs

Technology, data and product development costs are primarily engineering and product development expenses which primarily consists of payroll and other employee-related expenses, including share-based compensation expenses, for the engineering and product development teams as well the costs of systems and tools used by these teams. These costs, net of amounts capitalized, are recognized in the period incurred. The capitalized internal-use software is amortized on a straight-line method over the estimated useful life in technology, data and product development costs.

Leases
The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the consolidated statements of financial position as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses, including insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

Share-Based Compensation

The Company grants options to employees and nonemployees. The Company measures options based on the estimated grant date fair values, which the Company determines using the Black-Scholes option-pricing model. The Company measures the fair value of restricted stock units based on the market value of the underlying shares at the date of grant. The Company records the resulting expense in the consolidated Statements of Operations using the straight-line method over the period of service required to vest in the award, which is generally two to four years. The Company accounts for forfeitures as they occur.

The Company also grants options to restricted shares to certain employees and directors. The Company measures options to restricted shares based on the estimated grant date fair values, which the Company determines using the Monte Carlo simulation model implemented in a risk-neutral valuation framework. The Company records the resulting expense in the consolidated Statements of Operations using the straight-line method over the period of service required to vest in the award, which is generally two to four years. The Company accounts for forfeitures as they occur.

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

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. Deferred tax assets and deferred tax liabilities are presented under non-current assets and liabilities, respectively.

ASC 740, “Income Taxes” (“ASC 740”) states that a tax benefit from an uncertain tax position may be recognized (1) when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent (on a cumulative basis) likely to be realized upon ultimate settlement with the related tax authority.

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

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense (benefit).

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

Noncontrolling Interests

The consolidated financial statements included the Company's accounts and the accounts of the Company's consolidated entities. Non-controlling interest positions of our consolidated entities are reported as a separate component of consolidated equity from the equity attributable to the Company’s shareholders.

Comprehensive Income

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on unrealized gains and losses on available for sale investments.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation.

Recently Adopted Accounting Pronouncements
Financial Instruments—Credit Losses
In June 2016, the FASB issued ASU No. 2016-13 (Topic 326), Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires an asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023. The adoption of the guidance did not have a material impact on the Company’s financial statements.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Specifically, the new guidance requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker, and an amount for other segment items by reportable segment, with a description of its composition. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and provide new segment disclosure requirements for entities with a single reportable segment. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the amendments to its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements and related disclosures.

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

NOTE 3 - BUSINESS COMBINATIONS

Merger with EJF Acquisition Corp
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

On the EJFA Closing Date, the following transactions occurred pursuant to the terms of the EJFA Merger Agreement:

•(i) immediately prior to the effective time (the “Effective Time”) of the EJFA Merger (as defined below), each preferred share, with nominal value New Israeli Shekel 0.01, of Pagaya (each, a “Pagaya Preferred Share”) was converted into ordinary shares, with no par value, of Pagaya (each, a “Pagaya Ordinary Share”) in accordance with Pagaya’s organizational documents (the “Conversion”), (ii) immediately following the Conversion but prior to the Effective Time, Pagaya adopted amended and restated articles of association of Pagaya, (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the EJFA Merger Agreement such that each Pagaya Ordinary Share has a value of $120.00 per share after giving effect to such stock split (the “Stock Split”), with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (in their capacity as shareholders of Pagaya, the “Founders”) each receiving Class B ordinary shares of Pagaya, without par value (the “Pagaya Class B Ordinary Shares”), which carry voting rights in the form of ten (10) votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A ordinary shares of Pagaya, without par value (the “Pagaya Class A Ordinary Shares”), which are economically equivalent to the Pagaya Class B Ordinary Shares and carry voting rights in the form of one (1) vote per share of Pagaya, in accordance with Pagaya’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”);

•at the Effective Time, EJFA Merger Sub merged with and into EJFA (the “EJFA Merger”), with EJFA continuing as the surviving company after the EJFA Merger (the “Surviving Company”), and, as a result of the EJFA Merger, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

•at the Effective Time, (i) each Class B ordinary share, par value $0.0001 per share, of EJFA (the “EJFA Class B Ordinary Shares”) issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, EJFA Merger Sub or Pagaya or any of its subsidiaries at that time (such shares, the “Excluded Shares”), was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (ii) each Class A ordinary share, par value $0.0001 per share, of EJFA

(the “EJFA Class A Ordinary Shares”) issued and outstanding immediately prior to the Effective Time other than the Excluded Shares was no longer outstanding and was converted into the right of the holder thereof to receive one Pagaya Class A Ordinary Share after giving effect to the Capital Restructuring, (iii) each issued and outstanding warrant of EJFA sold to the public and to Wilson Boulevard LLC, a Delaware limited liability company, in a private placement in connection with EJFA’s initial public offering (the “EJFA Warrants”) was automatically and irrevocably assumed by Pagaya and converted into a corresponding warrant exercisable for Pagaya Class A Ordinary Shares (“Pagaya Warrants”).

The warrants acquired in the EJFA Merger include (a) redeemable warrants issued by EJFA and sold as part of the units in the EJFA IPO (whether they were purchased in the EJFA IPO or thereafter in the open market), which are exercisable for an aggregate of 798,611 shares of common stock at a purchase price of $138 per share (the “EJFA Public Warrants”) and (b) warrants issued by EJFA to Wilson Boulevard LLC in a private placement simultaneously with the closing of the EJFA IPO, which are exercisable for an aggregate of 430,555 shares of common stock at a purchase price of $138 per share (the “EJFA Private Placement Warrants”). See Note 11 for additional information.

The EJFA Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Pagaya has been determined to be the accounting acquirer, primarily due to the fact that Pagaya Shareholders will continue to control the post-Closing combined company.

On the EJFA Closing Date, simultaneous with the closing of the EJFA Merger, the Company completed a PIPE financing whereby the Company received $350 million gross proceeds in exchange for 2,916,666 shares of common stock.

Total gross proceeds resulting from the transactions were $350 million, out of which total transaction costs amounted to approximately $57.3 million. The transaction costs allocated to the warrants liabilities in the amount of $1.2 million were recognized as expenses in the Company’s consolidated statement of operations.

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

Acquisition of Darwin Homes, Inc.

On January 5, 2023 (“acquisition date”), the Company completed the acquisition of Darwin Homes, Inc. (“Darwin”), a leading real estate investment management platform based in Austin, Texas that offers a comprehensive, tech-enabled solution for acquiring, renovating, and managing single-family rental properties. Darwin is a wholly-owned subsidiary of the Company and the results of Darwin for the period from January 5, 2023 to December 31, 2023 are included in the Company’s results of operations for the year ended December 31, 2023. Pro forma results of operations have not been presented because the effects of the acquisition was not material to the Company's consolidated statements of operations.

The Company acquired 100% of Darwin’s equity through an all-stock transaction with a market value of approximately $18 million as of the acquisition date. In addition to the purchase consideration, the Company also granted approximately $12 million of cash and equity awards to Darwin employees which are recognized as compensation expense over their requisite service periods. Acquisition related costs of $0.1 million were expensed as incurred and are included in general and administrative expenses in the consolidated statement of operations.

Darwin Net Assets Acquired

The assets acquired and liabilities assumed have been included in the consolidated financial statements as of the acquisition date. Total assets acquired included identified intangible assets of $5.1 million. The Company recognized an asset for goodwill, determined as the excess of the purchase price over the net fair value of the assets acquired and liabilities assumed, that amounted to $10.9 million. Goodwill generated from this business combination is attributed to synergies between the Company's and Darwin's respective products and services.

An assessment of the fair value of identified intangible assets and their respective lives as of the acquisition date are as follows:

	Estimated Useful Life	Fair Value
Trade name	2	$1,400
Developed technology	2	3,700
Total		$5,100

Identified intangible assets in the table above are amortized on a straight-line basis over the estimated useful lives. The Company believes that the straight-line method of amortization is the most appropriate methodology as it is supported by the pattern in which the economic benefits of the intangible assets are consumed.
NOTE 4 - REVENUE

Revenue From Fees
Revenue from fees is comprised of Network AI fees and Contract fees. Network AI fees can be further broken down into two fee streams: AI integration fees and capital markets execution fees. AI integration fees are earned for the creation and delivery of that assets that comprise Network Volume. The Company utilizes multiple funding channels to enable the purchase of network assets from Partners, such as asset backed securitizations (“ABS”). Capital markets execution fees are earned from the market pricing of ABS transactions while contract fees are management, performance and similar fees. These fees are the result of agreements with customers and are recognized in accordance with FASB Accounting Standards Codification 606, “Revenue from Contracts with Customers” (“ASC 606”).
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

Network AI fees, comprised of AI integration fees and capital markets execution fees, totaled $696.0 million, $599.0 million and $387.1 million for the year ended December 31, 2023, 2022 and 2021, respectively. The Company recognizes Network AI fees primarily at a point in time when the related performance obligation is satisfied. Expenses to third parties for services that are integrated with the Company’s technology are recorded in the consolidated statements of operations as Production Costs.

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

Contract fees include administration and management fees, performances fees, and servicing fees. Contract fees totaled $76.8 million, $86.4 million and $58.8 million for the year ended December 31, 2023, 2022 and 2021, respectively. The Company recognizes administration fees over the service period for the Financing Vehicles managed or administered by the Company.

Performance fees are earned when certain Financing Vehicles exceed contractual return thresholds. They are recognized only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. An estimate is made by the Company based on a variety of factors including market conditions and expected loan performance. In the following period, the true performance is measured and then adjusted to ensure that the fees accurately represent actual performance. As such, there are revenues that result from performance obligations satisfied in the previous year. During the year ended December 31, 2023, $3.6 million worth of fees represent performance obligations satisfied in 2022 that were greater than the original estimate. During the year ended December 31, 2022 and 2021, $3.8 million and $1.2 million, respectively, worth of fees represent performance obligations satisfied in the previous year that were lesser than the original estimate.
Servicing fees for the Financing Vehicles, which primarily involve collecting payments and providing reporting on the loans within the securitization vehicles, are recognized over the service period. These duties have been considered to be agent responsibilities and does not include acting as a loan servicer. Accordingly, servicing fees are recorded on a net basis.
The Company determines its contracts generally to not include a significant financing component since the Company's selling prices are not subjected to billing terms nor is its purpose to receive financing from its customers or to provide customers with financing. In addition, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between payment and the transfer of services is expected to be one year or less.
Once revenue is recognized, it is recorded on the balance sheet in fees and other receivables until the payment is received from the customer. The timing of the recognition depends on the type of service as described above.

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Services transferred at a point in time	$734,924	$661,646	$420,460
Services transferred over time	37,890	23,768	25,406
Total revenue from fees, net	$772,814	$685,414	$445,866
The Company had no material contract assets, contract liabilities, or deferred contract costs recorded as of December 31, 2023 or December 31, 2022.

NOTE 5 - BALANCE SHEET COMPONENTS
Property and equipment, net
Property and equipment, net, consist of the following as of December 31, 2023 and 2022 (in thousands):

	December 31,	December 31,
	2023	2022
Computer and software	$66,495	$37,517
Equipment	843	765
Leasehold improvements	949	922
Property and equipment, gross	68,287	39,204
Less: accumulated depreciation and amortization	(26,730)	(7,541)
Property and equipment, net	$41,557	$31,663
The Company capitalized $28.1 million, $29.4 million and $4.0 million, of internally developed costs during the year ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and December 31, 2022, internally developed software costs balances, included in property and equipment, net, are $38.9 million and $28.2 million, respectively.
Depreciation and amortization expense was $19.1 million, $6.3 million and $0.8 million for the year ended December 31, 2023, 2022 and 2021, respectively.
During each of the year ended December 31, 2023, 2022 and 2021, the Company wrote off certain internally developed software, and reported $2.5 million, $3.2 million, $0.0 million, respectively, of impairment loss in the statements of operations. No impairment losses related to property and equipment were recorded during the year ended December 31, 2023, 2022 and 2021.

Prepaid and other current assets
Prepaid and other current assets, consist of the following as of December 31, 2023 and 2022 (in thousands):

	December 31,	December 31,
	2023	2022
Prepaid expenses	$6,715	$7,092
Related party receivables	7,896	18,783
Other current assets	3,423	1,383
Total Prepaid expenses and other current assets	$18,034	$27,258

Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following as of December 31, 2023 and 2022 (in thousands):

	December 31,	December 31,
	2023	2022
Employee payables	$10,353	$14,482
Other short-term liabilities	18,209	35,014
Total accrued expenses and other liabilities	$28,562	$49,496

NOTE 6 - BORROWINGS

As of December 31, 2023 and December 31, 2022, the Company had secured borrowings with an outstanding balance of $271.7 million and $139.6 million, respectively, as well as a revolving credit facility with an outstanding balance of $90.0 million and $15.0 million, respectively. The Company was in compliance with all covenants as of December 31, 2023.

Risk Retention Master Repurchase

In normal course of business, the Company, through consolidated VIEs, enters into repurchase agreements to finance the Company’s risk retention balance in notes and certificates retained from securitization transactions. Under these agreements, the Company pledges financial instruments as collateral. Our agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledge by the counterparty are included in Investments in loans and securities in our balance sheet. As of December 31, 2023 and December 31, 2022, the outstanding principal balance under the repurchase agreements was $251.4 million and $124.6 million, respectively, with a weighted average interest rate of approximately thirteen percent and five percent, respectively. The average remaining contractual maturities of the repurchase agreements were greater than 90 days as of both December 31, 2023 and December 31, 2022.

Receivables Facility

In October 2022, Pagaya Receivables LLC, a wholly-owned subsidiary, entered into a Loan and Security Agreement (the “LSA Agreement”) with certain lenders, which provides for a 3-year loan facility (the “Receivables Facility”) in a maximum principal amount of $22 million to finance certain eligible receivables purchased from sponsored securitization transactions. In June 2023, the Company amended the agreement and increased the maximum principal amount by $10 million to $32 million. Borrowings under the Receivables Facility bear interest at a rate per annum equal to the adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.20%, and the balance is repaid using cash proceeds received from the receivables. As of December 31, 2023 and December 31, 2022, the outstanding principal balance under the Receivables Facility was $20.3 million and $15.0 million, respectively, which is recorded within secured borrowing on the consolidated balance sheet.

Revolving Credit Facility
In September 2022, the Company entered into a Senior Secured Revolving Credit Agreement (the “SVB Credit Agreement”) with certain lenders. The SVB Credit Agreement provided for a 3-year senior secured revolving credit facility (the “SVB Revolving Credit Facility”) in an initial principal amount of $167.5 million, which included a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to the U.S. dollar equivalent of $20.0 million could be issued in new Israeli shekels.

Proceeds of borrowings under the SVB Revolving Credit Facility were meant to be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries.

Borrowings under the SVB Revolving Credit Facility bore interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the SVB Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company could voluntarily prepay borrowings under the SVB Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary breakage costs. No amortization payments were required to be made in respect of borrowings under the SVB Revolving Credit Facility.

As of December 31, 2023, the Company had $90.0 million drawn, letters of credit issued in the amount of $10.05 million, and $67.45 million of remaining borrowing capacity available under the Revolving Credit Facility. As of December 31, 2022, the outstanding principal balance under the Revolving Credit Facility was $15.0 million. The borrowing under the Revolving Credit Facility was fully repaid upon the closing of new credit agreement that the Company entered into in February 2024. See Note 20 for additional information.

NOTE 7 - INVESTMENTS IN LOANS AND SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of investments in loans and securities as of December 31, 2023 and 2022 were as follows (in thousands). As provided in Note 8, a portion of these investments in loans and securities are consolidated as a result of the Company’s determination that it is the primary beneficiary of certain VIEs.

	As of December 31, 2023
Investments in loans and securities, available for sale(1):	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Securitization notes	$91,654	$629	$(1,858)	$—	$90,425
Securitization certificates	715,646	18,684	(11,578)	(98,679)	624,073
Other loans and receivables	4,574	—	—	(2,279)	2,295
Total	$811,874	$19,313	$(13,436)	$(100,958)	$716,793
(1) Excludes accrued interest receivable of $12.5 million included in Fees and other receivables.

	As of December 31, 2022
Investments in loans and securities, held-to-maturity(1):	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
Securitization notes	$147,574	$132	$(6,309)	$—	$141,397
Securitization certificates	302,636	23,592	(954)	—	325,274
Other loans and receivables	13,766	—	—	—	13,766
Total	$463,976	$23,724	$(7,263)	$—	$480,437
(1) Excludes accrued interest receivable of $17.5 million included in Fees and other receivables.

The following tables set forth the fair value and gross unrealized losses on investments in loans and securities without an allowance for credit losses aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position, as of the dates indicated (in thousands):

	As of December 31, 2023
	Less than or equal to 1 year		Greater than 1 year		Total
Investments in loans and securities, available for sale:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securitization notes	$59,925	$(1,858)	$—	$—	$59,925	$(1,858)
Securitization certificates	15,799	(1,988)	—	—	15,799	(1,988)
Other loans and receivables	—	—	—	—	—	—
Total	$75,724	$(3,846)	$—	$—	$75,724	$(3,846)

	As of December 31, 2022
	Less than or equal to 1 year		Greater than 1 year		Total
Investments in loans and securities, held-to-maturity:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securitization notes	$111,552	$(6,309)	$—	$—	$111,552	$(6,309)
Securitization certificates	8,406	(954)	—	—	8,406	(954)
Other loans and receivables	—	—	—	—	—	—
Total	$119,958	$(7,263)	$—	$—	$119,958	$(7,263)

The following table sets forth the amortized cost and fair value of investments in loans and securities by contractual maturities, as of the date indicated (in thousands):

	As of December 31, 2023
	Within 1 year		Greater than 1 year, less than or equal to 5 years		Total
Investments in loans and securities, available for sale:	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securitization notes	$2,405	$2,387	$89,249	$88,038	$91,654	$90,425
Securitization certificates	103	103	715,543	623,970	715,646	624,073
Other loans and receivables	—	—	4,574	2,295	4,574	2,295
Total (1)	$2,508	$2,490	$809,366	$714,303	$811,874	$716,793

	As of December 31, 2022
	Within 1 year		Greater than 1 year, less than or equal to 5 years		Total
Investments in loans and securities, held-to-maturity:	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securitization notes	$1,007	$1,007	$146,567	$140,390	$147,574	$141,397
Securitization certificates	—	—	302,636	325,274	302,636	325,274
Other loans and receivables	—	—	13,766	13,766	13,766	13,766
Total (1)	$1,007	$1,007	$462,969	$479,430	$463,976	$480,437

(1) Based on contractual maturities of corresponding repurchase agreements. See Note 6 for additional information.

The following table sets forth gross proceeds and related investment gains (losses), as well as losses on write-downs and the allowance for credit losses of securities, for the periods indicated (in thousands):

	Year Ended December 31,
	2023	2022
Investments in loans and securities, available for sale:
Proceeds from sales/maturities/prepayments	$172,061	$—
Write-offs charged against the allowance	33,552	—
Additions to allowance for credit losses not previously recorded	(134,510)	—
Investments in loans and securities, held-to-maturity:
Proceeds from sales/maturities/prepayments	—	112,897

The following tables set forth the activity in the allowance for credit losses for investments in loans and securities, as of the dates indicated (in thousands):

	Year Ended December 31, 2023
	Securitization notes	Securitization certificates	Other Loans and Receivables	Total
Balance, beginning of period	$—	$—	$—	$—
Additions to allowance for credit losses not previously recorded	—	(131,110)	(3,400)	(134,510)
Write-offs charged against the allowance	—	32,431	1,121	33,552
Balance, end of period	$—	$(98,679)	$(2,279)	$(100,958)

During the year ended December 31, 2022, the Company recorded impairment loss of $33.7 million within other income (loss), net in the consolidated statements of operations. There was no activity of the allowance for credit losses during the year ended December 31, 2022.

Equity Method and Other Investments
The following investments, including those accounted for under the equity method, are included within Equity method and other investments in the consolidated statements of financial position as of December 31, 2023 and December 31, 2022 (in thousands):

	Carrying Value
	December 31, 2023	December 31, 2022
Investments in Pagaya SmartResi F1 Fund, LP (1)	$17,357	$16,810
Other (2)	9,026	9,084
Total	$26,383	$25,894

(1) The Company owns approximately 5.4% and is the general partner of Pagaya Smartresi F1 Fund LP.
(2) Represents the Company’s proprietary investments. Income from these investments is included in Investment income in the consolidated statements of operations.

NOTE 8 - CONSOLIDATION AND VARIABLE INTEREST ENTITIES
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
Consolidated VIEs

As of December 31, 2023 and December 31, 2022, the Company has determined that it is the primary beneficiary of Pagaya Structured Holdings LLC, Pagaya Structured Holdings II LLC, and Pagaya Structured Holding III LLC (“Risk Retention Entities”). As sponsor of securitization transactions, the Company is subject to risk retention requirements and established the Risk Retention Entities to meet these requirements.

Below is a summary of assets and liabilities from the Company’s involvement with consolidated VIEs (i.e., Risk Retention Entities) (in thousands):

	Assets	Liabilities	Net Assets
As of December 31, 2023	$132,660	$—	$132,660
As of December 31, 2022	$264,854	$—	$264,854
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
Below is a summary of the Company’s direct interest in (i.e., not held through Risk Retention Entities) variable interests in nonconsolidated VIEs (in thousands):

	Carrying Amount	Maximum Exposure to Loss	VIE Assets
As of December 31, 2023	$591,030	$591,030	$8,363,402
As of December 31, 2022	$200,694	$200,694	$3,911,589

From time to time, the Company may, but is not obligated to, purchase assets from the Financing Vehicles. Such repurchases can occur at the Company’s discretion. For the year ended December 31, 2023, the Company did not purchase assets loans from the Financing Vehicles. For the year ended December 31, 2022 and 2021, the Company purchased approximately $29.6 million and $24.0 million of loan principal from the Financing Vehicles, respectively, and included a loss of approximately $22.9 million and $8.5 million, respectively, in general and administrative expenses with respect to these loans.

NOTE 9 - EMPLOYEE BENEFITS
Severance pay — Under Israeli employment laws, Israeli employees of the Company are included under Section 14 of the Severance Pay Law, 5723-1963 (“Section 14”). According to Section 14, these employees are entitled to monthly payments made by the Company on their behalf with insurance companies. For the year ended December 31, 2023 and 2022, the Company incurred severance related expenses of $3.1 million and $1.0 million, respectively. The amount of severance related expenses was immaterial for the year ended December 31, 2021.
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

NOTE 10 - LEASES

The Company leases facilities under operating leases with various expiration dates through 2032. The Company leases office space in New York, Israel and several other locations. The Company entered into sublease agreements for certain leased office space, and the amount of sublease income for the year ended December 31, 2023, 2022 and 2021 was $4.1 million, $2.0 million, $0.0 million, respectively.

The security deposits for the leases are $4.8 million and $4.2 million as of December 31, 2023 and December 31, 2022, respectively, which have been recognized as restricted cash, non-current in the consolidated balance sheets.
The Company’s operating lease expense consists of rent and variable lease payments. Variable lease payments such as common area maintenance were included in operating expenses. Rent expense for the Company’s short-term leases was immaterial for the periods presented. Operating lease expense was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Rent expense	$13,016	$11,946
Variable lease payments	$280	$429
Supplemental information related to the Company’s operating leases was as follows ($ in thousands):

	As of December 31, 2023	As of December 31, 2022
Weighted-average remaining lease term (in years)	7.4	8.2
Weighted-average discount rate	6.1%	5.7%

	Year Ended December 31,
	2023	2022
Operating lease right-of-use assets recognized in exchange for new operating lease obligations (1)	$(1,839)	$68,819

(1) During the year ended December 31, 2023, $1.8 million of operating lease right-of-use assets and corresponding lease liability were derecognized as a result of early termination.

Maturities of the Company’s operating lease liabilities as of December 31, 2023 were as follows (in thousands):

2024	$9,767
2025	8,735
2026	8,735
2027	7,571
2028	6,688
Thereafter	21,482
Total	62,978
Less: imputed interest	(12,107)
Total operating lease liabilities	$50,871

NOTE 11 - WARRANT LIABILITY

On June 22, 2022, in connection with the Merger, the Company assumed 798,611 Public Warrants and 430,555 Private Placement Warrants, all of which were outstanding as of both December 31, 2023 and December 31, 2022.

Public Warrants — Public Warrants may only be exercised for a whole number of shares. The Public Warrants became exercisable on July 22, 2022. The Public Warrants will expire on June 22, 2027 or upon liquidation.

The Company will not be obligated to deliver any Class A ordinary shares, no par value (“Class A Ordinary Shares”), of the Company pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No public warrant will be exercisable, and the Company will not be obligated to issue a Class A Ordinary Share upon exercise of a public warrant unless the Class A Ordinary Share, issuable upon such warrant exercise, has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants.

Redemption of Public Warrants for Cash

The Company may redeem the outstanding warrants:
•if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $216.00 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption to the warrant holders;
•in whole and not in part;
•at a price of $0.12 per warrant; and
•upon not less than 30 days’ prior written notice of redemption to each warrant holder.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Public Warrants when the per share price of Class A Ordinary Shares equals or exceeds $120.00

The Company may redeem the outstanding warrants:
•if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $120.00 per share (subject to adjustment in compliance with the terms of the warrant agreement governing the warrants (“Warrant Agreement”)) for any 20 trading days within a 30 trading-day period ending on, and including, the third trading day prior to the date on which we send the notice of redemption to the warrant holders;
•in whole and not in part; and
•for cash at a price of at $0.12 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table included in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Ordinary Shares as described in the Warrant Agreement.

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

These warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the consolidated statements of financial position. The warrant liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.

The Company used the value of the Public Warrants as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

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

Contractual Obligations and Commitments — During the year ended December 31, 2023, the Company entered into a purchase commitment with our third-party cloud computing web services provider, which included an annual purchase commitment of $4.6 million for the period from October 2023 through September 2025. As of December 31, 2023, the total remaining contractual obligations are approximately $8.5 million, of which $4.9 million is for the next 12 months. We may pay more than the minimum purchase commitment based on usage.

Guarantees and Indemnifications — In the ordinary course of business, the Company may provide indemnifications or loss guarantees of varying scope and terms to customers and other third parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. As of December 31, 2023, there have been no known events or circumstances that have resulted in a material indemnification liability and the Company did not incur material costs to defend lawsuits or settle claims related to these indemnifications. For certain contracts meeting the definition of a guarantee or a derivative, the guarantor must recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, the guarantor must disclose the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, if there were a default by the guaranteed parties. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. As of December 31, 2023, the maximum potential amount of undiscounted future payments the Company could be required to make under these guarantees totaled $26.0 million. In accordance with the guarantee contracts, the maximum potential payment amount has been segregated and recognized within restricted cash in the consolidated balance sheet.

NOTE 13 - TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business, the Company may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal shareholders (commonly referred to as related parties). The Company has transactions with the securitization vehicles and other Financing Vehicles which are also related parties.

As of December 31, 2023, the total fee receivables from related parties are $84.8 million, which consist of $78.4 million from securitization vehicles and $6.3 million from other Financing Vehicles. As of December 31, 2022, the total fee receivables from related parties are $87.8 million, which consists of $83.1 million from securitization vehicles and $4.7 million from other Financing Vehicles.

As of December 31, 2023 and 2022, prepaid expenses and other assets include amounts due from related parties of $7.9 million and $18.8 million, respectively, all of which were attributable to Financing Vehicles. For the year ended December 31, 2023, the Company did not purchase assets loans from the Financing Vehicles. During the year ended December 31, 2022 and 2021, the Company purchased approximately $29.6 million and $24.0 million of loan principal from Financing Vehicles, respectively.

For the year ended December 31, 2023, the total revenue from related parties is $622.3 million, which consists of $569.8 million from securitization vehicles and $52.4 million from other Financing Vehicles. For the year ended December 31, 2022, the total revenue from related parties is $653.5 million, which consists of $492.1 million from securitization vehicles and $161.4 million from other Financing Vehicles. For the year ended December 31, 2021, the total revenue from related parties is $445.9 million, which consists of $362.7 million from securitization vehicles and $83.2 million from other Financing Vehicles.

Series A Preferred Shares Purchase Agreement

On April 14, 2023, the Company entered into a Preferred Shares Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) to purchase 5,000,000 shares of Series A Convertible Preferred Shares of the Company, no par value (the “Preferred Shares”), for an aggregate purchase price of $75 million. On May 25, 2023, the Company closed the transaction.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that held approximately 12% of the Class A Ordinary Shares, and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the Pagaya Board and the Audit Committee of the Pagaya Board, is a partner at Oak.

NOTE 14 - FAIR VALUE MEASUREMENT

FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, when available. If such quoted market prices are not available, fair value is based upon models that use, as inputs, observable market-based parameters to the greatest extent possible.

Financial Assets and Liabilities Recorded at Fair Value

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Investments in loans and securities (Notes)	$—	$90,425	$—	$90,425
Investments in loans and securities (Certificates and Other loans and receivables)	—	—	626,368	626,368
Liabilities:
Warrant liability	$2,106	$1,136	$—	$3,242

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$909	$490	$—	$1,400

There were no transfers between levels during the periods ended December 31, 2023 and December 31, 2022.

Assets and Liabilities Measured at Fair Value on a Recurring Basis (Level 1 and 2)

Warrant liability (Level 1 and 2)

The Company used the value of the Public Warrants (Level 1) as an approximation of the value of the Private Warrants as they are substantially similar to the Public Warrants, but not directly traded or quoted on an active market.
The following tables summarize the Warrant liability activity for the year ended December 31, 2023, 2022 and 2021 (in thousands):

Balance as of December 31, 2020	$2,471
Exercise of Series B warrants	(22,012)
Exercise of Series D warrants	(6,009)
Change in fair value	53,019
Balance as of December 31, 2021	$27,469
Assumed warrants in connection with the Merger(1)	5,594
Change in fair value	(11,088)
Reclassification(2)	(20,575)
Balance as of December 31, 2022	$1,400
Change in fair value	1,842
Balance as of December 31, 2023	$3,242
(1) See Note 3 for additional information.
(2) In connection with the EJFA Merger, the liability-classified warrants were reclassified to equity-classified warrants.

Assets and Liabilities Measured at Fair Value on a Recurring Basis (Level 3)

Investments in Loans and Securities Available for Sale (Level 3)

As of December 31, 2023, the Company held investments in loans and securities classified as available for sale. These assets are measured at fair value using a discounted cash flow model, and presented within investments in loans and securities on the consolidated balance sheets. Changes in the fair value, other than declines in fair value due to credit, are reflected in other comprehensive income (loss) on the consolidated statements of comprehensive income (loss). Declines in fair value due to credit are reflected in other income (expenses), net on the consolidated statements of operations.

The following tables summarize the activity related to the fair value of the investments in loans and securities available for sale for the year ended December 31, 2023 (in thousands):

Year Ended December 31, 2023
Balance as of December 31, 2022	$—
Transfer from held-to-maturity to available for sale at fair value	480,437
Additions	566,173
Cash received	(172,061)
In-kind distributions	(14,785)
Change in fair value	(8,461)
Credit-related impairment loss	(134,510)
Balance as of December 31, 2023	$716,793

Significant unobservable inputs used for our Level 3 fair value measurement of the loans and securities are the discount rate, loss rate, and prepayment rate. Significant increases or decreases in any of the inputs in isolation could result in a significantly lower or higher fair value measurement.

The following tables present quantitative information about the significant unobservable inputs used for our Level 3 fair value measurement of the loans and securities as of December 31, 2023:

	December 31, 2023
Unobservable Input	Minimum	Maximum	Weighted Average
Discount rate	8.0%	15.0%	15.0%
Loss rate	4.9%	31.0%	15.7%
Prepayment rate	4.0%	40.0%	9.9%

Financial Assets and Liabilities Not Recorded at Fair Value
The Company believes that the carrying amount of cash, cash equivalents and restricted cash, fees and other receivables, accounts payables and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

The below tables contain information about assets that are not measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$222,541	$222,541	$—	$—	$222,541
Fees and other receivables	113,707	—	113,707	—	113,707
Total assets	$336,248	$222,541	$113,707	$—	$336,248

	December 31, 2022
		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and restricted cash	$337,076	$337,076	$—	$—	$337,076
Investments in loans and securities, held-to-maturity	463,976	—	—	480,437	480,437
Fees and other receivables	97,993	—	97,993	—	97,993
Total assets	$899,045	$337,076	$97,993	$480,437	$915,506

NOTE 15 - ORDINARY SHARES AND ORDINARY SHARE WARRANTS

As of December 31, 2023, 839,999,998 shares with no par value are authorized, of which, 6,666,666 shares are designated as Preferred Shares, 666,666,666 shares are designated as Class A Ordinary Shares, and 166,666,666 shares are designated as Class B Ordinary Shares. As of December 31, 2023, the Company had 5,000,000 Preferred Shares outstanding, 49,390,936 Class A Ordinary Shares outstanding and 12,652,310 Class B Ordinary Shares outstanding.

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

Reverse Share Split

Upon the approvals granted at the special general meeting of shareholders held on February 15, 2024, the Board has determined to implement a reverse share split of all of the Company’s ordinary and preferred shares, without par value, at a ratio of 1-for-12 with effective date of March 8, 2024. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse share split.

As of December 31, 2023 and 2022, the Company had reserved ordinary shares for future issuance as follows:

	December 31, 2023	December 31, 2022
Share options	4,250,988	6,379,785
Options to restricted shares	20,046,080	20,217,940
RSUs	3,034,203	479,497
Ordinary share warrants	2,076,014	1,955,725
Redeemable convertible preferred shares	5,000,000	—
Shares available for future grant of equity awards	5,231,186	8,975,028
Total shares of ordinary share reserved	39,638,471	38,007,975

Ordinary Share Warrants

The Company has accounted for the ordinary share warrants as equity-classified warrants as they met the requirements for equity classification under ASC 815, including whether the ordinary share warrants are indexed to the Company’s own ordinary shares.

As of December 31, 2023, there were 433,946 warrants expiring in March 2031 with an exercise price of $0.00006 per share, 192,901 warrants expiring in June 2030 with an exercise price of $0.0006 per share, 220,000 warrants expiring in March 2032 with an exercise price of $0.12 per share, and 1,229,166 warrants expiring in June 2027 (consisting of the Public Warrants and Private Placement Warrants) with an exercise price of $138 per share.

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

The per share purchase price for the shares of Class A Ordinary Shares that the Company elects to sell to B. Riley Principal Capital II in a Purchase pursuant to the Equity Financing Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Company’s Class A Ordinary Shares as defined within the Equity Financing Purchase Agreement, less a fixed 3% discount. The Company cannot issue to B. Riley Principal Capital II more than 3,344,967 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Equity Financing Purchase Agreement.

The net proceeds under the Equity Financing Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares of its stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Equity Financing Purchase Agreement, upon execution of the Equity Financing Purchase Agreement, the Company issued 3,878 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in the Company’s consolidated statements of operations. During the year ended December 31, 2023, 1,587,157 shares were issued under the Equity Financing Purchase Agreement for net proceeds of $27.2 million, and related fee of $0.7 million was expensed.

Amended Letter Agreement

Pursuant to the Letter Agreement, dated June 1, 2020, the Company agreed to provide Radiance Star Pte. Ltd. (“Radiance”), an affiliate of GIC Private Limited, the right to purchase up to a certain amount of qualified securities in certain offerings by the Company and to provide Radiance with notice of any fund offerings or securitization offerings. On March 19, 2023, the Company and Radiance agreed to extend the term of the Letter Agreement by three years (the “Amended Letter Agreement”) to June 1, 2028 on the same terms and amount, including the issuance of 220,000 warrants to purchase Class A Ordinary shares at an exercise price of $0.12 that vest annually beginning from June 1, 2025 if certain investment thresholds by Radiance are met. There were no other material changes to the existing terms of the Letter Agreement.

Redeemable Convertible Preferred Shares

In May 2023, the Company issued 5,000,000 Preferred Shares at $15.00 per share (the “Original Issue Price”) to Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P for gross total proceeds of $75 million. For accounting purposes, upon issuance of the Preferred Share, the Company recorded $74.25 million ($75 million net of direct offering costs of $0.75 million) as mezzanine equity (temporary equity) on the consolidated balance sheets because it is contingently redeemable outside of the control of the Company.

The terms and preferences of the preferred shares are summarized as follows:

Conversion Features

Each one Preferred Share shall be convertible into one Class A Ordinary Share at the option of the holder thereof, at any time.

At any time on or after the sixth anniversary of the issuance of the Preferred Shares, if the Preferred Shares have not already been converted, if and only if so elected by the Company, all Preferred Shares that remain outstanding shall automatically convert, with each Preferred Share then outstanding converting into the following number of Class A Ordinary Shares, based on the volume weighted average trading price of the Class A Ordinary Shares for 30 trading days immediately preceding the date of a written notice to the holders of the Preferred Shares of the Company’s election to automatically convert all then outstanding Preferred Shares (“30-Day VWAP Average”):

•if the 30-Day VWAP Average is equal to or greater than two times the Original Issue Price, one Class A Ordinary Share; or

•if the 30-Day VWAP Average is less than two times the Original Issue Price but greater than 25% of the Original Issue Price, a number of Class A Ordinary Shares equal to (a) two times the Original Issue Price divided by (b) the 30-Day VWAP Average.

If, based on the 30-Day VWAP Average, the value of a Preferred Share, on an as-converted basis, represents a return of the Original Issue Price ranging from a multiple of 3.5 to 2.5 of the Original Issue Price (“MOIP”) from the 2nd anniversary of the closing date to the 5th anniversary of the closing date, respectively, the Company shall have the right, but not the obligation, within five trading days thereafter, to notify the holders of the then outstanding Preferred Shares of the Company’s election to automatically convert without any further action by the holder thereof on the tenth trading day following the achievement of the MOIP, each Preferred Share then outstanding into one Class A Ordinary Share.

Liquidation

In the event of a Liquidation Event, the assets or proceeds available for distribution to the shareholders (the “Distributable Assets”) shall be distributed in the following order and preference:

First, the holders of Preferred Shares then outstanding shall be entitled to receive, from the Distributable Assets, prior and in preference to any distribution in respect of the Ordinary Shares, an amount for each Preferred Share held by them (the “Preference Amount”) equal to the greatest of

•(i) the sum of the Original Issue Price of such share plus an amount equal to 3.0% of the Original Issue Price for each full semi-annual period for which such Preferred Share has been outstanding (without compounding);
•(ii) the amount such holder would actually receive for each Preferred Share if such Preferred Share had been converted into Ordinary Shares immediately prior to such Liquidation Event; or
•(iii) two times the Original Issue Price.

Second, after payment in full of the Preference Amount in respect of all Preferred Shares then outstanding, the remaining Distributable Assets, if any, shall be distributed on a pro-rata basis among the holders of Pagaya Ordinary Shares.

In the event that the Distributable Assets are insufficient to pay in full the Preference Amount in respect of each Preferred Share then outstanding, then all of such Distributable Assets shall be distributed on a pari passu basis among the holders of the Preferred Shares in proportion to the respective full Preference Amount otherwise payable to such holders.

Dividends

Preferred Shares, Class A Ordinary Shares and Class B Ordinary Shares shall be treated equally and ratably, on a per share basis with respect to any dividend or distribution paid or distributed by the Company. As of December 31, 2023, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Voting

Each holder of Preferred Shares shall have one vote for each Ordinary Share into which the Preferred Shares held by such holder could be converted, as of the applicable record date set for the vote on any matter, whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

Redemption

Preferred Shares are not redeemable at the election of the holder, except that in the event of a change in control resulting from the sale or transfer of the Company’s securities, which qualifies as a Liquidation Event.

The Company classifies its Preferred Shares as temporary equity because they may become redeemable due to certain change in control events that are outside the Company’s control, including a merger, acquisition, or sale of assets of the Company. The Company has not adjusted the carrying values of the Preferred Shares to its redemption value because redemption was not probable as of the balance sheet dates presented. The Company will adjust the carrying value of the Preferred Shares to its redemption value if redemption becomes probable in the future.

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
The following table summarized the Company’s share option activity during the year ended December 31, 2023, 2022, and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2020	3,827,222	$0.8	9.1	$2,905
Granted	4,208,660	13.1
Exercised	(329,054)	1.1
Forfeited	(434,923)	6.2
Balance, December 31, 2021	7,271,905	$7.4	8.9	$184,841
Granted	1,403,211	27.2
Exercised	(1,393,798)	1.1
Forfeited	(901,533)	18.0
Balance, December 31, 2022	6,379,785	$11.6	8.3	$19,895
Granted	—	—
Exercised	(914,908)	4.6
Forfeited	(1,213,889)	25.6
Balance, December 31, 2023	4,250,988	$7.2	7.2	$43,940
Vested and exercisable, December 31, 2023	2,984,461	$4.9	7.1	$37,770

There was no grant of share options during the year ended December 31, 2023. The weighted-average grant date fair value of employee options granted for the year ended December 31, 2022 and 2021 was $6.75 and $1.09, respectively. The aggregate intrinsic value of options exercised was approximately $10.9 million, $19.2 million and $0.3 million for the year ended December 31, 2023, 2022 and 2021, respectively. The total fair value of share options vested for the year ended December 31, 2023, 2022 and 2021, was $62.4 million, $36.0 million and $0.6 million, respectively.

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
The assumptions used to estimate the fair value of share options granted for the year ended December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Expected volatility	—	46.91% - 529.23%	41.12% - 48.71%
Expected term (in years)	—	5.00 - 6.19	5.00 - 6.27
Risk free interest	—	1.68% - 3.65%	0.60% - 1.39%
Dividend yield	—	0.00	0.00

At December 31, 2023, unrecognized compensation expense related to unvested share options was approximately $53.1 million, which is expected to be recognized over a remaining weighted-average period of 1.38 years.

Restricted Stock Units (RSUs)—RSUs generally vest over two years of the employment commencement date with 50% vesting on the twelve-month anniversary of the employment commencement date, and the remaining on a pro-rata basis each quarter over the remaining twelve months. RSUs granted are forfeited at termination of employment. Any RSUs, which are forfeited or not exercised before expiration, become available for future grants.

The following table summarized the Company’s RSU activity during the year ended December 31, 2023 and 2022:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested at December 31, 2021	—	$—
Granted	494,698	64.1
Vested	(10,867)	93.7
Forfeited	(4,333)	71.9
Unvested at December 31, 2022	479,498	$63.3
Granted	4,497,281	13.0
Vested	(1,189,136)	18.8
Forfeited	(753,440)	25.7
Unvested at December 31, 2023	3,034,203	$15.6

In connection with RSUs that vested during the year ended December 31, 2023, the Company satisfied its minimum statutory tax withholding requirements in lieu of delivering 60,415 shares of common stock during the year. In addition, the Company deferred a settlement of 166,666 vested RSUs that were granted in connection with the Darwin acquisition. In addition, 624 of RSUs that were vested in 2022 were released during the year ended December 31, 2023. Accordingly, 962,679 shares were delivered during the year ended December 31, 2023.

At December 31, 2023, unrecognized compensation expense related to RSUs was approximately $38.7 million, which is expected to be recognized over a remaining weighted-average period of 1.48 years.

Options to Restricted Shares

In March 2021, the Company granted 18.7 million options to purchase restricted shares (the “First Awards”) at an exercise price of approximately $18.95 per share to certain directors and employees. These First Awards will vest upon the earlier of the following vesting conditions to occur of (i) a Transaction (defined as (a) a sale of all or substantially all assets or shares of the Company; or (b) a merger, consolidation, amalgamation or like transaction; or (c) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction) and (ii) Public Event (defined as an IPO or a SPAC) (each, a “Qualifying Event”). The Qualifying Event, further, contains additional market-based vesting conditions driven by the total value of the Company. The First Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event. However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.

In December 2021, the Company granted 0.4 million options to purchase restricted shares (the “Second Awards”) at an exercise price of approximately $40.59 per share to certain directors. These Second Awards will vest upon the earlier of the following vesting conditions to occur of a Qualifying Event. The Second Awards do not get accelerated upon any events. Any Awards that do not vest on such date (if such date is triggered by a Qualifying Event) will remain eligible for vesting following a Qualifying Event. However, any Awards that do not vest on or before the earlier to occur of a Transaction and the expiration date (10 years from the grant date) shall be forfeited.

In December 2021, the Company granted 0.6 million options to purchase restricted shares (the “Third Awards”) at an exercise price of approximately $37.38 per share to certain employees. These Third Awards will vest upon the following: (i) The Valuation-Based Vesting Condition may be satisfied at any date on or after March 31, 2022 based on the Total Value of the Company on such date (which shall be determined based on an independent third party valuation or, if the Company’s shares are publicly traded, based on the average trading price of a share of the Company over a period of sixty (60) days). Any options or shares received in connection with the exercise of an option that have not satisfied the Valuation-Based Vesting Condition on or prior to the tenth anniversary of the Grant Date (or such shorter period required by applicable law or for tax efficiency purposes) (the "Expiration Date") shall expire or be forfeited without consideration, as applicable, on the Expiration Date, and (ii) The Time-Based Vesting Condition shall be satisfied over a period of four (4) years commencing as of March 31, 2022, such that 25% of the options shall vest and become exercisable on March 31, 2023, 25% shall vest and become exercisable on March 31, 2024, 25% shall vest and become exercisable on March 31, 2025 and the remaining 25% shall vest and become exercisable on March 31, 2026 (rounded to the nearest number at each vesting date).

The following table summarized the Company’s options to restricted shares activity during the year ended December 31, 2023, 2022 and 2021:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000’s)
Balance, December 31, 2020	—	—	—	$—
Granted	20,430,614	19.92	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Balance, December 31, 2021	20,430,614	$19.92	9.3	$1,526
Granted	138,818	$25.80
Exercised	—	—
Forfeited	(351,492)	37.68
Balance, December 31, 2022	20,217,940	$19.68	8.2	$—
Granted	—	—
Exercised	(10,332)	15.36
Forfeited	(161,528)	36.12
Balance, December 31, 2023	20,046,080	$19.44	7.2	$—
Vested and exercisable, December 31, 2023	16,484,445	$19.20	7.2	$—

At December 31, 2023, unrecognized compensation expense related to options to restricted shares was approximately $20.7 million, which is expected to be recognized over a remaining weighted-average period of 1.56 years.

Share-Based Compensation Expense

The following table presents the components and classification of share-based compensation for the year ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Technology, data and product development	$12,375	$81,337	$27,042
Selling and marketing	13,216	58,377	18,458
General and administrative	45,464	101,975	22,285
Total	$71,055	$241,689	$67,785

Share-based compensation for the year ended December 31, 2022 included compensation of $172.2 million related to the vesting of certain performance-based options, which was included in technology, data and product development, sales and marking, and general and administrative expenses. Share-based compensation for the year ended December 31, 2021 included compensation of $56.8 million related to a secondary sale by certain employees to certain investors, which was included in technology, data and product development, sales and marking, and general and administrative expenses.

NOTE 17 - INCOME TAXES

Corporate Income Tax - Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.
Pagaya has received an approval from the Israeli Tax authorities for Preferred Technological Enterprise (“PTE”) status and received approval on November 18, 2021. The approval is effective for the tax years 2020 through 2024. Income from a PTE is subject to 12% tax rate.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. The components of income (loss) before income taxes are as follows (in thousands):

	December 31,
	2023	2022	2021
Domestic (Israel)	$(53,292)	$(225,429)	$(87,045)
Foreign	(127,876)	(50,945)	25,397
Total income (loss) before income taxes	$(181,168)	$(276,374)	$(61,648)

The income tax expense (benefit) consists of (in thousands):

	December 31,
	2023	2022	2021
Current:
Domestic	$593	$(4,063)	$7,067
Foreign	16,601	14,233	4,162
Total current	17,194	10,170	11,229
Deferred:
Domestic	(461)	6,233	(3,359)
Foreign	(1,162)	(3)	5
Total deferred	(1,623)	6,230	(3,354)
Total income tax provision	$15,571	$16,400	$7,875

Effective Tax Rate

A reconciliation of the Company’s effective tax rate to the statutory tax rate of the Company is as follows (in thousands):

	December 31,
	2023	2022	2021
Income (loss) before income taxes	$(181,168)	$(276,374)	$(61,648)
Israel statutory income tax rate	23%	23%	23%
Theoretical income taxes at statutory rate	(41,669)	(63,566)	(14,179)
Preferred technological enterprise benefit	5,891	24,859	9,378
Deferred tax assets for which valuation allowance was provided	16,067	36,851	1,194
Permanent differences	7,643	17,792	16,037
Uncertain tax positions	13,500	7,580	26
Prior year taxes	(2,312)	(4,506)	(135)
Subsidiaries taxed at a different tax rate	16,443	(2,524)	(4,559)
Utilization of carry forward losses for which valuation allowance was provided	—	—	(126)
Reduction in valuation allowance	(1,162)	—	—
Other	1,170	(86)	239
Income tax	$15,571	$16,400	$7,875
Effective tax rate	NM*	NM*	NM*
*NM = Not meaningful.

Deferred Tax Assets and Liabilities

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, a valuation allowance was provided reducing the deferred tax assets due to uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets.

As of December 31, 2023 and 2022, deferred tax assets presented in the balance sheet are comprised as follows (in thousands):

	December 31,
	2023	2022
Carry forward tax losses	$14,608	$11,080
Research and development cost	5,777	929
Compensations and benefits	27,507	24,032
Operating lease liability	7,111	7,705
Initial public offering costs	1,551	3,933
Provision of loans	13,425	2,276
Capital loss	948	—
Other	794	528
Deferred tax assets before valuation allowance	71,721	50,483
Valuation allowance	61,334	39,678
Deferred tax assets	10,387	10,805

Intangible assets	(687)	—
Right-of-use assets	(7,694)	(8,116)
Capitalized research and development costs	—	(1,537)
Equity method investments	(1,327)	(1,254)
Property and equipment	(666)	(466)
Other	(120)	—
Deferred tax liabilities	(10,494)	(11,373)
Deferred tax assets (liabilities), net	$(107)	$(568)

As of December 31, 2023 the Company has an accumulated tax loss carry forward of approximately $68.8 million in Israel and $27.6 million federal losses in the U.S which can be offset with the limitation as described in Section 382 of the IRS Code due to U.S subsidiary prior change in ownership. These losses do not have an expiration date.

Uncertain Tax Positions

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2023	2022
Uncertain tax positions, beginning of the year	$7,770	$190
Increase (decrease) in tax positions for prior years	865	—
Increases related to current year tax positions	13,082	7,593
Revaluation	418	(13)
Uncertain tax positions, end of year	$22,135	$7,770

Tax Assessments

As of December 31, 2023, the Company has final tax assessments in Israel through 2018 and in the U.S. through 2019.

NOTE 18 - NET LOSS PER SHARE

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

The Company has two classes of ordinary share subsequent to the EJFA Merger on June 22, 2022: Class A and Class B. See Note 3 for additional information. The computation of the diluted net income per share of Class A Ordinary Shares assumes the conversion of Class B Ordinary Shares, while the diluted net income per share of Class B Ordinary Shares does not assume the conversion of those shares. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and result in an identical net loss per share for each class under the two-class method.

The Preferred Shares are a participating security, whereby if a dividend is declared to the holders of ordinary shares, the holders of Preferred Shares would participate to the same extent as if they had converted the Preferred Shares to ordinary shares. Net loss is attributed to ordinary shareholders and participating securities based on their participation rights. Net loss attributable to ordinary shareholders is not allocated to the Preferred Shares as the holders of the Preferred Shares do not have a contractual obligation to share in any losses.

The following table sets forth the calculation of basic and diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2023, 2022 and 2021 (in thousands, except share and per share data):

	Year Ended December 31, 2023
	Class A	Class B
Numerator:
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(98,505)	$(29,933)
Denominator:
Weighted average shares used for net loss per ordinary share, basic and diluted	46,046,607	13,992,286
Net loss per share attributable to ordinary shareholders, basic and diluted	$(2.14)	$(2.14)

	Year Ended December 31, 2022
	Class A	Class B
Numerator:
Allocation of undistributed earnings:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(238,299)	$(64,022)
Less: Undistributed earnings allocated to participating securities	(9,620)	(2,585)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(247,919)	$(66,607)
Denominator:
Weighted average shares used for net loss per ordinary share, basic and diluted	30,152,746	8,100,990
Net loss per share attributable to ordinary shareholders, basic and diluted	$(8.22)	$(8.22)

Year Ended December 31, 2021
Numerator:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(91,151)
Less: Undistributed earnings allocated to participating securities	(19,558)
Less: Deemed dividend distribution	(23,612)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders, basic and diluted	$(134,321)
Denominator:
Weighted average shares used for net loss per ordinary share, basic and diluted	16,276,048
Net loss per share attributable to ordinary shareholders, basic and diluted	$(8.25)

The following potentially dilutive outstanding securities as of December 31, 2023, 2022 and 2021 were excluded from the computation of diluted net income (loss) per share because their effect would have been anti-dilutive for the periods:

	December 31,
	2023	2022	2021
Share options	3,895,087	6,379,785	7,271,906
Options to restricted shares	20,046,080	20,217,940	20,430,614
RSUs	3,034,203	479,497	—
Preferred share warrants	—	—	359,714
Ordinary share warrants	2,016,326	1,955,725	2,245,126
Redeemable convertible preferred shares	5,000,000	—	33,866,585
Net potential dilutive outstanding securities	33,991,696	29,032,947	64,173,945

NOTE 19 - SEGMENTS AND GEOGRAPHICAL INFORMATION

The following table sets forth revenue from fees generated by geographic area (in thousands):

	December 31,
	2023	2022	2021
United States	$772,814	$685,129	$409,858
Israel	—	—	3,771
Cayman	—	285	32,237
Total revenue from fees	$772,814	$685,414	$445,866

Long-Lived Assets

The following table sets forth long-lived assets (including property and equipment, net and right-of-use assets) by geographic area (in thousands):

	December 31,
	2023	2022
Israel	$86,345	$83,270
United States	10,941	9,470
Total long-lived assets, net	$97,286	$92,740

Total Assets

The following table sets forth total assets by geographic area (in thousands):

	December 31,
	2023	2022
United States	$966,201	$653,908
Israel	242,019	391,024
Rest of the world	156	147
Total assets	$1,208,376	$1,045,079

NOTE 20 - SUBSEQUENT EVENTS

Credit Agreement

On February 2, 2024, the Company entered into certain credit agreement which provides for a 5-year senior secured revolving credit facility in an initial principal amount of $25.0 million, which subsequently increased to $35.0 million, and a 5 year senior secured term loan facility (the “Facilities”) in an initial principal amount of $255.0 million. The Facilities replace the existing Revolving Credit Facility (see Note 6). In addition to replacing the existing Revolving Credit Facility, proceeds of borrowings under the Facilities may be used for general corporate purposes of the Company and its subsidiaries.

Reverse Share Split

On February 15, 2024, the Company held a special meeting of shareholders in which the Company’s shareholders approved a reverse share split of the Company’s authorized, issued and outstanding Class A Ordinary Shares, without par value, authorized, issued and outstanding Class B Ordinary Shares, without par value, and authorized, issued and outstanding Series A Preferred Shares, without par value, at a ratio between a range of 1-for-10 to 1-for-15, as determined by the Board of Directors of the Company (the “Board”), to be effective at the discretion of the Board, on a date to be determined by the Board, within 12 months of the special meeting. Upon the approvals granted at the special general meeting of shareholders, the Board has determined to implement a reverse share split at a ratio of 1-for-12 with effective date of March 8, 2024.